Form 20-F
period 2004-12-31
TOM ONLINE INC
filed 2005-03-29
CIK 1263288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50631

TOM Online Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value HK$0.01 per share*

American depositary shares, each representing 80 ordinary shares

(Title of class)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market, Inc. of American depositary shares, or ADSs, each representing 80 ordinary shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004, 3,896,200,000 ordinary shares, par value HK$0.01 per share, were issued and outstanding. Ordinary shares of the Company are listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

i

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	our network expansion and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of our total revenues, wireless Internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications and Internet industries in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	any changes in telecommunications and related technology and applications based on such technology;

ii

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected historical consolidated balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected historical consolidated balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from our audited historical consolidated financial statements that are not included in this annual report.

Our historical consolidated financial data reflects the effects of our reorganization from September 26, 2003 and of our acquisitions of Puccini International Ltd., or Puccini, Treasure Base Investments Limited, or Treasure Base, and Whole Win Investments Limited, or Whole Win, from November 19, 2003, August 11, 2004, and November 19, 2004, respectively. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. For a description of our reorganization, see “Item 4 — Information on the Company.”

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Historical Consolidated Statement of Operations Data
Revenues:
Wireless Internet services	—	30	9,958	55,843	112,880
Advertising(1)	321	2,950	4,228	5,845	7,583
Commercial enterprise solutions(2)	2,289	1,479	11,244	13,825	2,189
Internet access(3)	—	1,974	4,545	1,560	68

Total revenues	2,610	6,433	29,975	77,073	122,720
Cost of revenues:
Cost of services	(5,483)	(10,849)	(16,731)	(32,794)	(63,966)
Cost of goods sold	—	(59)	(8,143)	(11,291)	(791)

Total cost of revenues	(5,483)	(10,908)	(24,874)	(44,085)	(64,757)

Gross (loss)/profit	(2,873)	(4,475)	5,101	32,988	57,963

Operating expenses:
Selling and marketing expenses	(5,031)	(5,755)	(3,069)	(2,772)	(7,695)
General and administrative expenses	(8,196)	(8,808)	(7,356)	(9,133)	(12,385)
Product development expenses	(597)	(1,085)	(692)	(689)	(886)
Amortization of intangibles	(474)	(8)	(88)	(629)	(5,614)
Provision for impairment of goodwill, intangibles and property and equipment	(57,568)	(2,960)	(2,215)	—	(307)

Total operating expenses	(71,866)	(18,616)	(13,420)	(13,223)	(26,887)

(Loss)/income from operations	(74,739)	(23,091)	(8,319)	19,765	31,076
Other (expenses)/income
Net interest (expenses)/income	(17)	(347)	(408)	(320)	3,095
(Loss)/income before tax	(74,756)	(23,438)	(8,727)	19,445	34,171
Income tax (expense)/credit	—	—	(16)	254	41
(Loss)/income after tax	(74,756)	(23,438)	(8,743)	19,699	34,212
Minority interests	72	294	389	(127)	(304)

Net (loss)/income attributable to shareholders	(74,684)	(23,144)	(8,354)	19,572	33,908
Earnings per ordinary share – basic (cents)	(2.67)	(0.83)	(0.30)	0.70	0.94
Earnings per ordinary share – diluted (cents)	N/A	N/A	N/A	N/A	0.85
Earnings per ADS – basic (cents)	(213.4)	(66.2)	(23.8)	55.9	75.2
Earnings per ADS – diluted (cents)	N/A	N/A	N/A	N/A	68.4
Weighted average number of shares (in thousands) – basic	2,800,000	2,800,000	2,800,000	2,800,000	3,608,743
Weighted average number of shares (in thousands) – diluted	2,800,000	2,800,000	2,800,000	2,800,000	3,967,559

(1)	Prior to 2004, includes offline advertising revenue that is bundled with online advertising revenue.

(2)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.

(3)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue with respect to outstanding Internet access cards up until the end of the first quarter of 2004, when the last card expired. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

	As of or for the year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars, except percentages and operating data)
Historical Consolidated Balance Sheet Data
Cash and cash equivalents	8,278	5,320	6,752	22,636	79,320
Restricted cash	—	4,030	—	—	—
Other current assets	3,411	9,925	12,310	32,182	33,100
Property and equipment, net	5,413	2,960	5,518	7,094	11,927
Available-for-sale securities	—	—	—	—	116,471
Goodwill, net	—	1,949	—	214	158,494
Other assets	—	1,442	994	5,250	3,789

Total assets	17,102	25,626	25,574	67,376	403,101

Consideration payables	—	—	—	6,580	133,613
Other current liabilities	3,941	14,445	8,498	26,251	34,608
Long-term liabilities	6,100	11,801	26,316	19,983	—

Total liabilities	10,041	26,246	34,814	52,814	168,221
Minority interests	—	613	224	152	456
Total shareholders’ equity/(deficit)	7,061	(1,233)	(9,464)	14,410	234,424

Total liabilities and shareholders’ equity/(deficit)	17,102	25,626	25,574	67,376	403,101

Other Historical Consolidated Financial Data
Gross (loss)/profit margin	(110%)	(70%)	17%	43%	47%
Operating (loss)/profit margin	(2,864%)	(359%)	(28%)	26%	25%
Net (loss)/profit margin	(2,861%)	(360%)	(28%)	25%	28%
Depreciation	533	2,360	1,865	3,016	4,544
Amortization	3,270	8	88	629	5,614
Capital expenditure	2,581	2,749	4,451	4,790	9,175
Unaudited Operating Data
Registered users (millions)(1)	—	0.4	10.1	27.4	137

(1)	Approximate cumulative number of users of our wireless Internet data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi and Hong Kong dollars include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.2768= US$1.00 and HK$7.7899=US$1.00, the prevailing rates on December 31, 2004. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 5 to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth, for the periods indicated, the noon buying rate for cable transfers in Renminbi or Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York. On March 28, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2765 = US$1.00 and HK$7.7995 = US$1.00.

	Noon Buying Rate
	RMB per US$1.00		HK$ per US$1.00
Month ended	High	Low	High	Low
September 30, 2004	8.2768	8.2766	7.8002	7.7970
October 31, 2004	8.2768	8.2765	7.7990	7.7752
November 30, 2004	8.2765	8.2764	7.7815	7.7718
December 31, 2004	8.2767	8.2765	7.7821	7.7698
January 31, 2005	8.2765	8.2765	7.7994	7.7775
February 28, 2005	8.2765	8.2765	7.7999	7.7984

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2000, 2001, 2002, 2003, and 2004 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

	Average Noon Buying Rate
Year ended	RMB per US$1.00	HK$ per US$1.00
December 31, 2000	8.2784	7.7936
December 31, 2001	8.2772	7.7997
December 31, 2002	8.2772	7.7996
December 31, 2003	8.2771	7.7864
December 31, 2004	8.2768	7.7899

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and the trading price of our ADSs or ordinary shares could decline due to any of these risks.

Risks Relating to Our Business

A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.

We derive a significant portion of our revenues from the provision of wireless Internet services. For the years ended December 31, 2002, 2003 and 2004, wireless Internet services revenue represented approximately 33.2%, 72.5% and 92.0%, respectively, of our total revenues. As our current business plan is to further expand our wireless Internet services and our subscriber base, we will continue to rely on wireless Internet services to generate a significant portion of our revenues.

Our wireless Internet services revenue is derived principally from providing mobile phone users with short messaging services, or SMS, multimedia messaging services, or MMS, wireless application protocol services, or WAP, wireless interactive voice response services, or wireless IVR, and ring-back tone services. Through Beijing Lei Ting Wan Jun Network Technology Limited, or Beijing Lei Ting, Shenzhen Freenet Information Technology Company Limited, or Shenzhen Freenet, Beijing Lei Ting Wu Ji Network Technology Company Limited, or Wu Ji Network, Beijing LingXun Interactive Science Technology and Development Company Limited, or LingXun, and Startone (Beijing) Information Technology Company Limited, or Startone, we have entered into a series of cooperation agreements with a number of mobile telecommunications operators in China, which are subsidiaries of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, the only two mobile telecommunications operators in China that currently provide wireless Internet services to mobile phone users. Pursuant to these agreements, the mobile telecommunications operators bill and collect fees from mobile phone users for the wireless Internet services. Pursuant to our agreements with China Mobile and its subsidiaries, we generally receive 85% of the content fees, but in some cases, a transmission fee is deducted. Pursuant to our agreements with China Unicom, we generally receive 80% and 80%, respectively, of the content fee for SMS and WAP services.

We rely entirely on the networks and gateways of China Mobile and China Unicom to provide our wireless Internet services. Thus, we face certain risks in conducting our wireless Internet services business, such as the following:

•	China Mobile and China Unicom currently are the only mobile telecommunications operators in China that have platforms for wireless Internet services. Our agreements with them are generally for terms of less than a year and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with us, we will not be able to conduct our existing wireless Internet services business.

•	Our agreements with the mobile telecommunications operators are subject to negotiation upon renewal. China Unicom has announced that it will revise the revenue sharing arrangements with us for certain services upon the expiration of the existing cooperation agreements in 2005. See “Item 4 — Information on the Company — Our Business.” We cannot assure you that mobile telecommunications operators will not demand further changes to our revenue sharing arrangements in the future. If any of the mobile telecommunications operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected.

•	The mobile telecommunications operators have launched competing services, some of which are being provided on a complimentary basis, and they may launch additional competing services in the future. In addition, mobile telecommunications operators could discontinue the use of external content aggregators such as ourselves entirely at any time.

Due to our reliance on the mobile telecommunications operators for our wireless Internet services, any loss or deterioration of our relationship or any dispute or proceeding with any of the mobile telecommunications operators may result in severe disruptions to our business operations and the loss of a significant portion of our revenue, and a material adverse effect on our financial condition and results of operations.

Our financial condition or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.

The mobile telecommunications operators in China may, from time to time, issue certain operating policies or guidelines, requesting or stating their preferences for certain actions to be taken by all wireless Internet service providers using their platforms. Due to our reliance on the mobile telecommunications operators, a significant change in their policies or guidelines may have a material effect on us. For example, some mobile telecommunications operators recently:

•	extended the payment cycle to service providers from two months to four months;

•	imposed stricter regulations over wireless Internet content and the quality of wireless Internet products and services; and

•	imposed various penalties on service providers in connection with their wireless Internet content and business practices.

In addition, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the message. Since the adoption of this new policy, our MMS revenues have decreased significantly.

These and other changes in policies or guidelines have resulted and may further result in lower revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by any policy or guideline change by the mobile telecommunications operators in the future.

We may be subject to adverse actions for any breach or perceived breach by us of the policies or guidelines imposed by the mobile telecommunications operators with respect to content provided on or linked through our websites.

The mobile telecommunications operators in China may impose policies or guidelines to govern or restrict the content provided by all wireless Internet services providers, including content developed by us or content supplied by others to us. The mobile telecommunications operators from time to time have requested wireless Internet services providers, including us, to remove objectionable content or links to or from websites with certain categories of content, including content they may deem to be sexually explicit. We aggregate and develop content that we consider attractive to our targeted user base, and we cannot assure you that the mobile telecommunications operators will not from time to time find certain portions of our content to be objectionable. In addition, the mobile telecommunications operators have recently enforced their policies with respect to content control, customer service and promotion activities more rigorously than in the past. In the third quarter of 2004, the relative contribution of our IVR services to our total revenue decreased from prior quarters because sanctions were imposed on the IVR businesses of certain wireless Internet services providers, and prudent operating practice required a reduction in the overall activity in IVR services with mobile telecommunications operators.

In the case of a breach or perceived breach of such policies or guidelines, the mobile telecommunications operators may require us to reduce or curtail the content on our Internet portal, which may reduce our portal traffic, and the mobile telecommunications operators may have the right to impose monetary fines upon us, or terminate our cooperation with them. In addition, we would be liable to the mobile telecommunications operators for their economic losses pursuant to our agreements with these operators if we were found to be in breach of the policies or guidelines promulgated by them. As a result of the occurrence of any of the above, our financial condition and results of operations as well as the prices for our ordinary shares and ADSs may be materially adversely affected. See also “— Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

Our dependence on the substance and timing of the billing systems of the mobile telecommunications operators may require us to estimate portions of our reported revenue for wireless Internet services from time to time. As a result, subsequent adjustments may have to be made to our wireless Internet services revenue in our financial statements.

As we do not bill our wireless Internet services users directly, we depend on the billing systems and records of the mobile telecommunications operators to record the volume of our wireless Internet services provided, charge our users through mobile telephone bills and collect payments from our users and pay us. In addition, we do not generally have the ability to independently verify or challenge the accuracy of the billing systems of the mobile telecommunications operators. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and generally within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless

Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services for which we have a right to receive payments based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements received from the mobile telecommunications operators. By the time we report our financial results, we generally have received well over a majority of the monthly statements from the mobile telecommunications operators and recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue with respect to the portion that we have not received monthly statements based on the estimate of the collectible wireless Internet services relating to such operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

China Mobile is currently implementing the Mobile Information Service Centre, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services including usage, transmission and billing information. Under the MISC platform, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will be larger than that in 2004. As the MISC platform permits limited access to China Mobile’s usage and billing records to reconcile the discrepancy, this could lead to lengthy reconciliation negotiations between us and China Mobile and delay our revenue collection. We cannot assure you that any reconciliation negotiation would resolve in our favor or that our results of operations will not be adversely affected as a result. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Wireless Internet Services Revenue Recognition.”

We have a limited operating history, which may make it difficult for you to evaluate our business.

As our operating history is limited, the revenue and income potential of our business and markets are unproven. We launched our Internet portal in China in July 2000 and began providing wireless Internet data services in the second half of 2001, and Wu Ji Network, which was incorporated in July 2002, entered into an agreement with China Mobile to provide wireless IVR services in October 2002. Treasure Base and Whole Win, which we acquired in 2004, are relatively new companies with limited operating track records. We also entered into definitive agreements on December 17, 2004 to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, and we have no prior experience operating outside of China.

In addition, prior to September 26, 2003, we were not operated as a separate, stand-alone entity, and we relied on our parent company for support in certain aspects of our operations. See “Item 7 — Major Shareholders and Related Party Transactions.” We face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	maintain our current, and develop new, cooperation arrangements upon which our business depends;

•	increase the number of our website page views of our target Internet user base by expanding the type, scope and technical sophistication of the content and services we offer and successfully convert these Internet users to fee-paying wireless Internet services users;

•	respond effectively to competitive pressures;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees;

•	successfully integrate our new acquisitions into our business operations and realize synergies from the resulting business combinations;

•	raise additional funds to meet the needs of our business growth; and

•	accurately assess the political, economic and social conditions in our markets.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially adversely affected.

Our historical financial information may not be representative of our future results of operations.

Our historical financial information for periods prior to September 26, 2003 may not reflect what our results of operations, financial condition and cash flow would have been if we had been a separate, stand-alone entity during those periods. In addition, our historical financial information may not be representative of what our results of operations, financial condition or cash flow will be in the future. This is because:

•	we have made certain adjustments, such as allocations of head office expenses and imputed interest, in preparing our historical financial information for periods prior to September 26, 2003 since we were not operated as a single, stand-alone entity for those periods; and

•	we have experienced tremendous growth in our business in recent periods in part due to the growth in China’s wireless Internet services industry, which may not be representative of future growth or sustainable.

For additional information, see “Item 5 — Operating and Financial Review and Prospects.”

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide through our Internet portal.

Due to the manner in which we obtain, collect, produce and aggregate content for our Internet portal and wireless Internet services, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. In particular, we may be exposed to liability in connection with the content that we provide through our Internet portal and wireless Internet services or that is otherwise accessible through our Internet portal and wireless Internet services. In addition, we may be subject to claims relating to the online activities of our users. Furthermore, we offer web-based e-mail services, which may expose us to liability relating to unsolicited e-mail messages, lost or misdirected e-mail messages, illegal or fraudulent use of e-mail services or interruptions or delays in e-mail services. We may incur significant costs investigating and defending these types of claims even if they do not result in liability. We have not, however, purchased liability insurance for these types of claims.

We have only attained profitability since 2003, and our operating results may fluctuate significantly and may differ from market expectations.

We have only recently attained profitability. We recorded a net loss in each year prior to 2003, and we cannot assure you that our profitability will be sustained.

Our operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors, many of which are beyond our control. Our revenues are generally subject to consumer demand. For example, our revenue may increase when there is a surge in usage of wireless Internet services due to major promotional events sponsored by us or the mobile telecommunications operators. In addition, our revenue may also fluctuate due to our acquisition of additional businesses as well as changes in policies or guidelines implemented by the mobile telecommunications operators. See also “— Our financial condition or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.” As a result, we believe that year-to-year comparisons of our past operating results are not indicative of our probable future performance. In addition, our future operating results may not meet the expectations of financial analysts, investors and other market participants, and the trading price of our ADSs or ordinary shares may fall. For a discussion of our results of operations, see “Item 5 — Operating and Financial Review and Prospects — Results of Operations.”

PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides Internet telecommunications services shall not exceed 50%. See “Item 4 — Information on the Company — Regulation.”

We and our subsidiaries are considered as foreign persons or foreign funded enterprises under PRC laws. PRC laws and regulations restrict foreign ownership of companies that provide Internet telecommunications services and Internet content services in China. As a result, we operate our wireless Internet services and online advertising businesses in China through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by certain PRC citizens. We do not have any equity interest in these operating companies and instead enjoy the economic benefit in such companies through contractual arrangements. Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and

Startone conduct substantially all of our operations and generate substantially all of our revenue and hold the licenses and approvals that are essential to our business. For a description of our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, see “Item 4 — Information on the Company” and “Item 7 — Major Shareholders and Related Party Transactions.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, our current ownership structure and the ownership structures of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, the contractual arrangements among our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders, and their business operations as described in this annual report are in compliance with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel.

If we, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone were found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our, Beijing Lei Ting’s, Shenzhen Freenet’s, Wu Ji Network’s, LingXun’s or Startone’s income;

•	revoking our, Beijing Lei Ting’s, Shenzhen Freenet’s, Wu Ji Network’s, LingXun’s or Startone’s business license;

•	shutting down our, Beijing Lei Ting’s, Shenzhen Freenet’s, Wu Ji Network’s, LingXun’s or Startone’s servers or blocking our websites;

•	requiring us, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone to restructure our ownership structure or operations; and/or

•	requiring us, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone to discontinue our wireless Internet services and online advertising businesses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone may not be as effective in providing operational control as direct ownership of these businesses.

PRC laws and regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenue through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, each of which is wholly-owned by certain PRC citizens, pursuant to a series of contractual arrangements with these entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4 —

Information on the Company” and “Item 7 — Major Shareholders and Related Party Transactions.” These arrangements, however, may not be as effective in providing control over our Internet content operations as direct ownership of these businesses as these arrangements will not preserve our control in the occurrence of certain events which may be outside the control of the shareholders and us, including the imposition of statutory liens, judgments, court orders, death or capacity. In particular, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone could fail to perform or make payments as required under those contractual agreements, and we will have to rely on the PRC legal system to enforce those agreements.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone, which may in turn have a material adverse effect on our business operations. Furthermore, as these entities, their shareholders and the assets of these entities and their shareholders are located in China, it may not be possible to effect services of processes within the United States or elsewhere outside of China upon these entities or assets or enforce judgments of courts in jurisdictions outside of China against these entities or assets. See also “— Risks Relating to the People’s Republic of China — You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.”

We face intense competition, which could reduce our market share, and materially adversely affect our financial condition and results of operations.

Due to low barriers of entry, there are an increasing number of entrants to the PRC wireless Internet services market. The markets for wireless Internet and Internet services and products, particularly Internet content services, Internet search and retrieval services and online advertising, are intensely competitive. In addition, the wireless Internet services and Internet industries are relatively new and constantly evolving, and as a result, some of our competitors may be able to better position themselves to compete in these markets as they mature.

We face intense competition from a number of companies that provide wireless Internet services and online advertising in China. Our primary competitors in the wireless Internet data services and online advertising services are Sina Corporation, or Sina.com, Sohu.com Inc., or Sohu.com, Netease.com Inc., or Netease.com, Linktone Ltd., or Linktone.com, Kongzhong Corporation, or Kongzhong.com, and Tencent Technology Limited, or Tencent.com. Our competitors in the wireless Internet voice services are Rock Mobile, Tencent.com, Sina.com, Beijing Longtech Company Limited, or 5130.cn, and Beijing QTT Information Services Company Limited, or qtt.cn. See “Item 4 — Information on the Company — Business Overview — Our Business — Competition.” In addition, we may face competition from new entrants in the wireless Internet services and Internet industries. Some of our major competitors have certain advantages over us, including better brand recognition among users, a longer operating track record, access to more capital resources and strategic alliances with foreign partners that have extensive resources. With these advantages, our competitors may be better able to develop, market and sell their products and services, attract a larger number of new users as well as online advertisers and cooperation arrangements, and attract potential merger and acquisition targets. We cannot assure you that we will be able to compete successfully against our current or future competitors.

In addition to competition from other wireless Internet services providers, mobile telecommunications operators have begun offering services that compete with ours, some of which are being provided on a complimentary basis. We cannot assure you that mobile telecommunications operators will not offer additional competing services in the future. Increased competition from mobile communications operators could have an adverse effect on our results of operations and financial condition.

There are risks associated with our acquisitions, each of which may result in a material adverse effect on our operating or financial performance.

As part of our growth strategy, we have pursued strategic acquisitions in the past. In November 2003, we acquired Puccini, and in 2004, we acquired Treasure Base and Whole Win and entered into a definitive agreement to acquire 80.6% of the issued share capital of Indiagames. We intend to make further acquisitions in the future to enhance our product portfolio, proprietary content, distribution channels and technology. Our acquisitions may not contribute to our profitability, and we may be required to incur or assume debt or contingent liabilities as part of any acquisition. Our acquisitions could also result in potentially dilutive issuances of equity securities. We may have difficulty assimilating the personnel, technology and operations of the acquired companies, and these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, the acquired businesses may not perform as well as we expect, and we may not capitalize on the synergies we expected from our acquisitions. If any of these happens, our revenue and profitability may not grow as we expect and this could also result in impairment related to goodwill or other intangible assets associated with the business acquired.

We are controlled by TOM Group Limited, who may not always act in your best interest and whose business may be in competition with ours.

TOM Group Limited (formerly TOM.COM LIMITED), our parent company, owns an aggregate of approximately 71.9% equity interest in us. Accordingly, TOM Group Limited is able to:

•	indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require the approval of our shareholders.

The interests of TOM Group Limited as our controlling shareholder could conflict with our interests or with the interests of our minority shareholders. As a result, TOM Group Limited may take actions that may not be in the best interests of us or our other shareholders.

In addition, TOM Group Limited’s business may be in competition with ours. We have entered into a deed of non-competition with TOM Group Limited to protect our interests. See “Item 7 — Major Shareholders and Related Party Transactions — Non-Competition Undertaking” for a description of the deed of non-competition. The terms of the deed of non-competition, however, do not prohibit TOM Group Limited from engaging in limited online activities that may compete with our business. The deed of non-competition will also not preclude TOM Group Limited from engaging in limited online services or activities that are ancillary to its outdoor media, publishing, sports as well as television and entertainment business, subject to certain revenue caps, or prevent TOM Group Limited from undertaking any ISP business, television or broadcasting business, audio-visual business or investments in listed companies that engage in online activities (provided its interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by TOM Group Limited). In addition, the deed of non-competition will terminate on the later of when TOM Group Limited ceases to hold 30% or more of our issued capital and the second anniversary of the date of the listing of our ordinary shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited, or GEM. We cannot assure you that such conflict of interests and any overlap of business activities and operations between TOM Group Limited and us will not have a material adverse effect on our business operations, financial condition or results of operations.

As we depend on our parent company for the use of the tom.com trademarks, we would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected, if we fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms after our parent company ceases to hold 30% or more of our issued capital.

We depend on our parent company, TOM Group Limited, for the use of the tom.com trademarks pursuant to non-exclusive trademark license agreements. For a description of the trademark license agreements, see “Item 7 — Major Shareholders and Related Party Transactions.” Pursuant to these agreements, we may only use the trademarks free of charge for as long as our parent company holds 30% or more of our issued share capital. In the event that our parent company ceases to hold 30% or more of our issued share capital, we will have to renegotiate with our parent company with respect to the license fee and terms of use for the tom.com trademarks. We cannot assure you that the license fee and terms of use, if revised, will be commercially advantageous to us. In the event that we and our parent company cannot agree on the trademark license fee or the terms of use, the free of charge trademark licensing arrangement will continue for one year from the date our parent company ceases to hold more than 30% of our issued share capital, during which period we may have to develop our own brand name and trademark. In such case, we will lose the benefit of the brand recognition of the tom.com trademarks we have developed and there can be no assurance that we can develop a new brand successfully within such a period of time. As a result, we will face severe disruptions to our business operations, and our results of operations and financial condition will be materially adversely affected.

In addition, maintaining and further developing the quality associated with and awareness of the tom.com trademarks is critical to our ability to expand our user base and increase our revenue. Our success in promoting and enhancing the brand recognition of the tom.com trademarks, as well as our ability to remain competitive, will depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully, or if users, advertisers or potential partners do not perceive our content and services to be of a high quality, we may not be able to continue to attract users, advertisers and business partners, which may have a material adverse effect on our business operations. In addition, we share the tom.com trademarks with our parent company, which may choose to develop the brand in a manner that is not consistent with our own, and such inconsistent development of the same brand may have a material adverse effect on our business operations.

We may need additional capital and may not be able to obtain additional capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund the expansion of our Internet portal and computer infrastructure, including acquisitions of complementary assets, technologies or businesses, the expansion of our content and products as well as the expansion of our sales and marketing activities. We believe that our current cash and cash equivalents, cash generated from operations and the proceeds from the global offering will be sufficient to meet our anticipated needs, including working capital, capital expenditures and various contractual obligations, for at least the next twelve months. However, future market or other developments may require us to obtain additional funds.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of Internet companies;

•	conditions of the U.S., Hong Kong and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Any failure by us to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competiveness. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments.”

As a stand-alone entity, we no longer receive from our parent company the same kind or degree of financial support as we did prior to becoming a stand-alone entity, and as of December 31, 2004, the amount due from us to our parent company was approximately US$20 million.

Prior to our initial public offering, we have primarily financed our operations through capital contributions and advances from our parent company. Amounts due from us to our parent company and fellow subsidiaries were approximately US$26,316,000, US$19,983,000 and US$20,330,000 as of December 31, 2002, 2003 and 2004, respectively. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances, and it does not intend to do so in the future. Accordingly, we may need to seek other sources of financing to meet our funding needs.

We are not subject to any financial covenants under the terms of the borrowings from our parent company, and we are not required to pay these loans until after December 31, 2004, after which they are payable on demand. Our parent company has, however, agreed not to demand any repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agrees that such repayment will not adversely affect our operations or the implementation of our business objectives. As a result, these loan arrangements were generally more favorable to us than what we would have received in the market as a stand-alone entity. Our future sources of financing may not be as favorable as the financial support we received from our parent company prior to our becoming a stand-alone entity.

We depend on certain key executives and employees and our business may be disrupted if we lose the services of our key executives and employees.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations and on their personal relationships with the regulatory authorities, our partners, and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. In particular, we rely heavily on Mr. Wang Lei Lei, our chief executive officer and executive director, for his management skills, technological expertise, experience in the Internet industry and working relationship with the relevant PRC regulatory authorities, our clients, suppliers and mobile telecommunications operators in China. If one or more of our key executives, in particular, Mr. Wang Lei Lei, were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

The dividends and other distributions on equity we may receive from our subsidiaries or other payments we may receive from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are subject to restrictions under PRC law or agreements that these entities may enter into with third parties.

We are a holding company. We own a number of subsidiaries that have entered into contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, through which we conduct our wireless Internet and other business activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiaries and service fees from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone for our cash requirements in excess of any cash raised from investors and retained by us. If any of our subsidiaries incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiaries that are incorporated in China can only be made out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, those subsidiaries are also required to set aside a portion of up to 10% of their after-tax net income each year to fund certain reserve funds, and these reserves are not distributable as dividends. See notes 22 and 26 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

Intellectual property is important to our business, and any unauthorized use of our intellectual property by third parties may adversely affect our business.

We regard the copyrights, service marks, trademarks, trade secrets and other intellectual property we use as important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the protection of the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Despite precautions taken by us, our parent company and its subsidiaries, third parties may still be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States and Hong Kong. Moreover, litigation may be necessary in the future to enforce such intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We source some of our content from the public domain, including from third party websites for which copyrights may not be clearly identified, and we cannot be certain that our products and services do not or will not infringe upon valid patents, copyrights or other intellectual property rights held by third parties. We have, in the past, been subject to certain legal proceedings and claims relating to intellectual property, and we may in the future be subject to similar or other legal proceedings and claims relating to intellectual property in our ordinary course of business. We do not believe that our business operations have been materially adversely affected by the legal proceedings or claims in which we were previously involved. However, if we are found to have infringed the intellectual property rights of others in the future, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur substantial expenses in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or severe disruptions to our business operations.

Any future outbreak of SARS or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, following this declaration, a few new cases of SARS were reported in Asia. In addition, in recent months, some cases of meningitis have been reported in China. While the outbreak of SARS may have increased the usage of the Internet, as well as the usage of our products and services, an outbreak of SARS or other contagious diseases such as meningitis, avian influenza or nipah virus in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For instance, a new outbreak of SARS or any other contagious diseases may reduce the level of economic activity in affected areas, which may lead to a reduction in our advertising revenue if our clients cancel existing contracts or defer future advertising expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

We have limited operating experience outside China, and our results of operations could be adversely affected if our expansion outside the PRC is not successful.

In December 2004, we entered into definitive agreements to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, and we plan to continue to seek potential acquisition, joint venture, partnership and other opportunities outside the PRC. We have limited experience operating outside the PRC. We have limited knowledge of the local cultures, customs and habits in markets outside the PRC, and we will rely heavily on our foreign business partners to market and operate successfully. We may face intense competition in non-PRC markets and our operating costs could be higher than those of locally-owned companies. We may face other risks in connection with any non-PRC operations, including:

•	currency exchange fluctuations;

•	political and economic instability or social unrest;

•	trade, legal and other restrictions;

•	difficulties in profit repatriation;

•	longer payment cycles by clients;

•	a shortage of expertise and talent;

•	long-distance management difficulties; and

•	cultural difference and language barriers.

Our results of operations could be adversely affected if the expansion of our operations outside the PRC is not successful.

Risks Relating to Our Industry

The Internet industry is highly regulated by the PRC government. If we fail to obtain or maintain all pertinent permits and approvals, our business operations may be materially adversely affected.

The Internet industry is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII and other relevant regulatory authorities regulate many aspects of the Internet industry, including the provision of value-added telecommunications services, foreign investment in the telecommunications industry, and the scope of permissible online business activities. In September 2000, PRC’s State Council promulgated the Telecommunications Regulations, which categorized all telecommunications businesses as either infrastructure telecommunications businesses or value-added telecommunications businesses, with various Internet-related services and activities classified as value-added telecommunications businesses. According to the Telecommunications Regulations, a commercial operator of any of the telecommunications services must obtain the requisite operating licenses.

Since the publication of the Telecommunications Regulations, various administrative measures have been introduced or amended to govern various aspects of the Internet services, such as Internet information services, online news services, Internet publishing, Internet medical, health and drug information services, online advertising services, Internet access services and international connections for computer information networks. We are required to obtain applicable permits or approvals from different PRC regulatory authorities in order to provide those services. For example, an Internet content provider, or ICP, must obtain a Value-Added Telecommunications Business Operations Permit, or ICP license, in order to engage in any commercial ICP operations within China. In addition, an ICP which provides content involving news, publishing, education, health care, medicine and medical devices is required to obtain additional approvals for each area from the relevant authorities. See “Item 4 — Information on the Company — Business Overview — Regulation.”

In late 2004, we entered into contractual arrangements with Skype Technologies S.A., or Skype, to jointly provide instant messaging services with voice over internet protocol, or VoIP, functionality in the PRC. Currently, there are significant uncertainties in the PRC regarding the regulation of VoIP services, including licensing and approval requirements.

If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension or a shutdown of operations, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be materially adversely affected.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.

In recent years, the PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under those regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that opposes the fundamental principles in PRC’s Constitution; compromises state security, divulges state secrets, subverts state power or damages national unity; harms the dignity or interests of the state; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; sabotages PRC’s religious policy or propagates heretical teachings or feudal superstitions; disseminates rumors, disturbs social order or disrupts social stability; propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or includes other content prohibited by laws or administrative regulations. Failure to comply with those requirements may result in the revocation of ICP licenses and the closing down of the concerned websites. In the past, failure to comply with those requirements has resulted in the closing down of certain concerned websites. The website operator may also be held liable for such censored information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other ICPs that are linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content to be objectionable, they may require us to limit or eliminate the distribution of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to, our websites, including a suspension or shutdown of our operations.

The laws and regulations governing the Internet industry in China are developing and subject to future changes, and substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

In recent years, the PRC government has begun to enact laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State News and Publication Administration, or SNPA, the Ministry of Public Security, and the State Administration of Radio, Film and Television, are empowered to issue and implement regulations to regulate certain aspects of Internet-related services and activities. See “Item 4 — Information on the Company — Business Overview — Regulation.” Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations adopted in the future to address issues that arise from time to time. As a result of the foregoing, substantial uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that we are in compliance with all applicable PRC laws and regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations due to these substantial uncertainties.

The Internet infrastructure in China, which is not as well developed as in the United States, Hong Kong or certain other countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States, Hong Kong or certain other countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry, and in particular the development and growth of services that may require higher bandwidth, such as MMS, WAP and Java™, in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

The relatively high cost of Internet access in China may limit the growth of the Internet industry in China and impede our growth.

While the cost of Internet access in China has decreased dramatically in recent years due to the decrease in the cost of personal computers and laptops and the introduction and expansion of broadband access in China, it remains relatively high in comparison to the average income in China, which may make it less attractive for users to access, and transact business, over the Internet. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.

We depend largely on the infrastructure of the telecommunications operators in China, and any interruption of their network infrastructure may result in severe disruptions to our business.

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the MII. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters and unauthorized tampering with our system.

The uninterrupted availability of our websites and the performance and reliability of our network infrastructure are important to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes an interruption in the availability of our websites or increases the response time of our services could reduce our attractiveness to users, advertisers and merchants. Factors that could disrupt our operations include:

•	failure of our system;

•	failure of the systems of our Internet data center backbone;

•	system failures and outages caused by power shortages, substandard equipment or natural disasters such as fire, flood, typhoon or earthquakes; and

•	computer viruses, Internet and e-mail worms and other malicious programs or unauthorized tampering with our system.

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. In addition, we have not purchased business interruption insurance. Interruptions in the availability of our services may adversely affect our business, financial condition and results of operations.

Concerns about the security and confidentiality of information on the Internet may increase our costs, reduce the use of our websites and impede our growth.

A significant barrier to confidential communications over the Internet has been the need for security. To date, there have been several well-publicized compromises of security as a result of global virus outbreaks. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to respond successfully to technological or industry developments, our business may be materially adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New standards, services or technologies may render our existing services or technologies less competitive or obsolete. Mobile operators in China are currently upgrading their telecommunications networks in preparation for the introduction of the third generation standard of wireless telecommunications transmission, or 3G. Responding and adapting to 3G and other technological developments and standard changes in our industry, integrating new technologies or industry standards or upgrading our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially adversely affect our business, results of operations and competitiveness.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business.

The PRC economy differs from the economies of most developed countries in many respects, including:

•	amount of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

An economic slowdown in China may adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate most of our revenues in China. As a result, economic conditions in China have a significant effect on our business operations, financial condition and results of operations, as well as our future prospects. Since 1978, China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the recent slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. In addition, if an outbreak of SARS recurs, it may cause a decrease in the level of economic activity and may adversely affect economic growth in China, Asia and elsewhere in the world. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be adversely affected by an economic downturn in China.

Government control of currency conversion may adversely affect our financial condition and results of operations.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. These foreign currency-denominated obligations include:

•	payment of interest and principal on foreign currency-denominated debt;

•	payment for equipment and materials purchased offshore; and

•	payment of dividends declared, if any, in respect of our ordinary shares.

Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Certain foreign exchange transactions under the capital accounts of certain of our subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, including foreign currency-denominated borrowings from PRC or foreign banks and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to Hong Kong dollars and U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our ordinary shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. For further information on certain exchange rates and our foreign exchange risks, see “Item 3 — Key Information — Exchange Rate Information” and “Item 11 — Quantitative and Qualitative Disclosures about Market Risks — Foreign Currency Risk.”

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets and all our subsidiaries are located outside the United States. In addition, some of our directors and substantially all of our officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We have been advised by Maples and Calder, our Cayman Islands legal advisers, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof, if and to the extent that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Item 4.	Information on the Company

History and Development of the Company

We were incorporated in 2001 under the laws of the Cayman Islands and became a wholly-owned subsidiary of our parent company, TOM Group Limited. We did not, however, have any material assets or business operations until shortly before our reorganization. TOM Group Limited, a Cayman Islands company, is listed on the main board of the Hong Kong Stock Exchange and is principally engaged in five business segments: Internet, publishing, outdoor media, sports as well as television and entertainment. Our business operations consist of a significant part of the online media segment of our parent company, TOM

Group Limited. Prior to our reorganization, TOM Group Limited online media segment consisted of twenty-five entities as follows:

(i)	Core Internet business entities: nine entities providing a wide range of Internet services, wireless Internet services, online advertising and commercial enterprises solutions in the PRC.

(ii)	Non-core Internet business entities: six entities that conducted certain portal and advertising businesses in the PRC. Most of their operations have been integrated with or moved to our core Internet business entities.

(iii)	Excluded business entities: ten entities engaging in either non-portal businesses within the PRC, online businesses outside the PRC or passive investments of TOM Group Limited.

Both the core Internet business entities and non-core Internet business entities discussed above have been operating under the same management team led by Wang Lei Lei since their inception or acquisition, as the case may be.

Our Reorganization and Our Initial Public Offering

In connection with our initial public offering, we completed a reorganization pursuant to which TOM Group Limited transferred to us nine core Internet business entities. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their operations have been moved to the nine core Internet business entities, and they are expected to be wound down or used by our parent company for other purposes. In addition, as these six entities were managed by the management group of the nine core Internet business entities prior to our reorganization, they are included in our historical consolidated financial statements up until September 26, 2003.

Our reorganization was consummated pursuant to a series of agreements, all of which were duly executed on or by September 26, 2003. All other entities of TOM Group Limited that were not transferred to us remained with our parent company, including the ten excluded business entities within the Internet, publishing, outdoor media, sports, as well as television and entertainment.

In addition, on November 19, 2003, we acquired Puccini from Cranwood, a 24.5% shareholder of our parent company. Puccini provides wireless IVR services through Wu Ji Network, and Puccini and its wholly-owned subsidiary, Puccini Network, have entered into a series of contractual arrangements with Wu Ji Network as discussed below. For a detailed discussion of the terms of the acquisition of and the business of Wu Ji Network, see “— Our Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions.”

In connection with our reorganization, we have also entered into various agreements with our parent company and a number of its subsidiaries, including a deed of non-competition. For a detailed discussion of those agreements, see “Item 7 — Major Shareholders and Related Party Transactions.”

In March 2004, we successfully completed our initial public offering of ordinary shares, raising approximately US$168,221,000, net of issuing expenses. Following our initial public offering, our ordinary shares became listed on GEM, and ADSs representing our ordinary shares became listed on The Nasdaq Stock Market, Inc., or Nasdaq.

Our Acquisitions

Puccini

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, its 100% interest in Puccini, which provides wireless IVR services through Wu Ji Network. Pursuant to the sale and purchase agreement that we entered into with Cranwood on September 25, 2003, the aggregate consideration payable, which consists of an initial consideration and an earn-out consideration that is subject to various adjustments based on Puccini’s 2004 consolidated net profit, was determined to be US$132,094,000. In satisfaction of the initial consideration, which was US$18,500,000, we issued 96,200,000 ordinary shares (representing 2.5% of our issued share capital immediately following the completion of our initial public offering) to Cranwood in March 2004. We are obligated to pay the earn-out consideration in the first half of 2005 by making a cash payment of US$66,047,000 and issuing ordinary shares worth US$47,547,000 to Cranwood.

Cranwood has undertaken to us that, with respect to any ordinary shares to be issued to it as consideration for the acquisition, except with our prior consent and provided that it is in compliance with the requirements of The Hong Kong Stock Exchange and/or the GEM Listing Rules:

•	at any time on or prior to the date falling six months after the payment date of the earn-out consideration, Cranwood will not, and will procure that the relevant registered owner(s) of such shares do not, dispose, transfer or assign any interests, whether directly or indirectly, of any such ordinary shares; and

•	at any time on or after the date falling six months after the payment date of the earn-out consideration, Cranwood will not, and will procure that the relevant registered owner(s) of such shares will not, sell more than 1% of the aggregate number of such ordinary shares on any trading day of The Hong Kong Stock Exchange.

In addition, subject to regulatory requirements, Cranwood has agreed to provide us, upon request, within 10 business days following the payment of the earn-out consideration, an unsecured, twelve-month loan at an interest rate of 0.5% over the London Inter-Bank Offered Rate in the amount of half of the cash earn-out consideration actually received by Cranwood.

The payment of the earn-out consideration will be due in the first half of 2005. However, under the terms of the sale and purchase agreement, we have the right to rescind the agreement at any time prior to the final payment of the earn-out consideration upon a breach of certain warranties given by Cranwood and also in the event that Wu Ji Network ceases to hold all the necessary licenses or to have the benefit of certain principal agreements that are required for it to carry on its ordinary course of business.

PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which include wireless IVR services. As a result, Puccini conducts its operations through Wu Ji Network, which is owned by PRC citizens. In connection with our acquisition, Puccini has entered into a series of contractual arrangements with Wu Ji Network and its owners. For a discussion of the contractual relationships with Wu Ji Network, see “Item 7 — Major Shareholders and Related Party Transactions.”

Treasure Base

On August 11, 2004, we and our wholly-owned subsidiary, TOM Online Media Group Limited, or TOM Online Media, entered into a sale and purchase agreement with the shareholders of Treasure Base and their respective owners to acquire the entire issued share capital of Treasure Base. Through LingXun, Treasure Base provides entertainment, sports and lifestyle content via SMS in cooperation with major television broadcasters in China. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the combined after-tax profit of Treasure Base, will not exceed US$66,420,000. The purchase price payable is comprised of an initial consideration of US$33,034,000, of which US$18,077,000 was paid in December 2004, and an earn-out consideration. The remaining balance of the initial consideration is due in 2005. The earn-out consideration, which is payable within 15 business days after the auditors of Treasure Base delivers the 2005 audited accounts of Treasure Base, will be equal to:

•	the 2005 audited combined after-tax profit of Treasure Base, if such audited combined after-tax profit is less than RMB40,000,000;

•	1.5 times the 2005 audited combined after-tax profit of Treasure Base, if such audited combined after-tax profit is RMB40,000,000 or more but less than RMB75,000,000; or

•	1.75 times the 2005 audited combined after-tax profit of Treasure Base, if such audited combined after-tax profit is RMB75,000,000 or more.

Because PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, Treasure Base conducts its operations through LingXun, which is owned by PRC citizens. In connection with our acquisition, Treasure Base has entered into a series of contractual arrangements with LingXun and its owners. For a discussion of the contractual relationships with LingXun, see “Item 7 — Major Shareholders and Related Party Transactions.”

Whole Win

On November 19, 2004, our wholly-owned subsidiary, TOM Online Media, entered into a sale and purchase agreement with Key Result Holdings Limited, or Key Result, and the owners of Startone to acquire the entire issued share capital of Whole Win, which provides WAP services through Startone. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the 2004 net profit of Whole Win, was determined to be US$7,231,000. We made a cash payment of US$2,169,000 in December 2004, and we anticipate paying the remaining balance of US$5,062,000 by making a cash payment in 2005.

In addition, pursuant to the sale and purchase agreement, the owners of Startone have undertaken to TOM Online Media that at least three types of WAP products of Startone or the Company will be included in China Mobile’s monthly special new WAP products category in 2005. As security for the performance of this undertaking, the owners of Startone have placed RMB5,000,000 in escrow, which will be released by January 31, 2006 upon satisfactory performance of the undertaking.

Because PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which include WAP services, Whole Win conducts its operations through Startone, which is owned by PRC citizens. In connection with our acquisition, Whole Win has entered into a series of contractual arrangements with Startone and its owners. For a discussion of the contractual relationships with Startone, see “Item 7 — Major Shareholders and Related Party Transactions.”

Indiagames

On December 17, 2004, our wholly-owned subsidiary, TOM Online Games Limited, or TOM Online Games, entered into a sale and subscription agreement with Indiagames and certain of its shareholders pursuant to which TOM Online Games agreed to acquire an aggregate of approximately 80.6% of the issued share capital of Indiagames for an aggregate consideration of approximately US$17,732,000. Indiagames is a wireless game developer and publisher of mobile entertainment content based in India.

Under the sale and subscription agreement, we agreed to purchase 76.29% of the outstanding shares of Indiagames from certain of its shareholders and subscribe for additional shares of Indiagames such that upon the completion of the transactions contemplated by the agreement, we will own approximately 80.6% of the issued share capital of Indiagames. The purchase of 76.29% of the Indiagames shares was completed in February 2005, and we anticipate the additional subscription will be completed on or before March 31, 2005.

In connection with the sale and subscription agreement, TOM Online Games entered into a shareholders agreement with Indiagames and certain of its shareholders pursuant to which the parties have agreed, among other things, that:

•	if shares of Indiagames are not listed on a recognized securities exchange by the third anniversary of the subscription completion, each minority shareholder will have the option to require TOM Online Games to purchase all (but not less than all) of the Indiagames shares owned by such minority shareholder at any time after the third anniversary of the subscription completion but prior to the earlier of (a) the fifth anniversary of the subscription completion and (b) the day immediately preceding the date of the initial listing of shares of Indiagames on a recognized securities exchange;

•	TOM Online Games will have the right to nominate four of the five members of the board of directors of Indiagames; and

•	subject to certain conditions, Vishal Gondal, the founder and a shareholder of Indiagames, will have the right to veto certain non-ordinary course transactions of Indiagames.

Our Corporate Structure

Our corporate structure consists of 29 entities, which include the nine core Internet business entities of the online media segment of TOM Group Limited. The chart below sets forth our corporate and share ownership structure as of December 31, 2004.

(1)	We do not have any ownership interest in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone. Through certain of our subsidiaries, we have entered into a series of contractual arrangements with these entities and their respective shareholders.

(2)	Mr. Wang Lei Lei, our chief executive officer and an executive director of our company, owns 20% of the equity interest in Beijing Lei Ting and 80% of equity interest in Wu Ji Network. He is also the chairman of the board of directors and president of Beijing Lei Ting.

(3)	The remaining 10% equity interest in GreaTom is held by Great Wall Technology Company Ltd., a PRC company whose shares are listed on the main board of the Hong Kong Stock Exchange.

PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which include wireless Internet services and Internet content services. See also “Regulation.” To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, each of which is wholly owned by PRC citizens and incorporated in the PRC. In addition, we do not have any equity interest in these five operating companies but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which certain of our wholly-owned subsidiaries have entered into with these companies and their respective shareholders as described below. For a description of each of those agreements, see “Item 7 — Major Shareholders and Related Party Transactions.”

As part of these contractual arrangements, our intermediary holding companies entered into loan agreements with certain shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, pursuant to which long-term loans were provided to those shareholders to be invested exclusively in the working capital of those companies. The shareholders have also agreed to repay those loans only in the form of the transfer of all of their interest in those companies to either our intermediary holding companies or their designees, including in the circumstances when (i) current restrictions on foreign ownership in those entities are lifted under PRC law, (ii) those shareholders commit a criminal offense, (iii) any third party raises against those shareholders a claim over RMB500,000, or (iv) the shareholders die or become incapacitated. We currently do not plan to extend any additional loans to the shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone in the future.

Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders have also entered into exclusive share option agreements with the intermediary holding companies. Pursuant to these agreements, the shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone granted an exclusive option to the relevant intermediary holding company to purchase all or part of the shareholder’s equity interest in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone in accordance with PRC laws, and covenanted not to encumber those equity interests in any way other than as permitted by our intermediary holding companies.

In addition, our wholly-owned subsidiaries entered into certain business operation agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders. Pursuant to these agreements, our wholly-owned subsidiaries agreed to guarantee the performance of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone under their operations-related contractual arrangements with third parties. In return, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone pledged to our wholly-owned subsidiaries their accounts receivables and assets. In addition, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders agreed to appoint individuals designated by our wholly-owned subsidiaries to the management team of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and to refrain from taking certain actions that may materially affect those companies’ operations, including lending or assuming any obligation of any third parties or selling or transferring any assets to any third parties, without the prior written consent of our wholly-owned subsidiaries or their designees. Each of the shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone also executed an irrevocable power of attorney in favor of individuals designated by our wholly-owned subsidiaries, some of whom also hold senior management positions at those companies as appointed by our wholly-owned subsidiaries under the business operations agreements. Pursuant to those powers of attorney, those individuals have full power and authority to exercise all of the shareholder’s rights with respect to those shareholders’ interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone.

Our wholly-owned subsidiaries entered into exclusive technical and consulting services agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. Pursuant to these exclusive technical and consulting services agreements, our wholly-owned subsidiaries provide technical and consulting services to Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone in exchange for services fees, which amount to substantially all of the net income of those companies. The shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone also entered into equity pledge agreements with our wholly-owned subsidiaries. Pursuant to these equity pledge agreements, these shareholders pledged their interest in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone for the performance of these companies’ payment obligations under the respective exclusive technical and consulting services agreements.

As a result of these contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and we consolidate their results of operations in our historical consolidated financial statements. See also “Item 5 — Operating and Financial Review and Prospects — Overview.”

Set forth below is a chart illustrating the different benefits and obligations between our intermediary holding companies, our wholly-owned subsidiaries, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and their shareholders under those agreements.

TOM Online Inc.
Equity Ownership
Shareholders of
Beijing Lei Ting Wan Jun Network Technology Limited
Shenzhen Freenet Information Technology Company Limited
Beijing Lei Ting Wu Ji Network Technology Company Limited
Beijing LingXun Interactive Science Technology and Development Company Limited
Startone (Beijing) Information Technology Company Limited
Share Options
Loans
Laurstinus Limited
Lahiji Vale Limited
Advanced Internet Services Limited
Puccini International Limited
Treasure Base Investments Limited
Whole Win Investments Limited
(intermediary holding companies)
Equity Pledge
Power of Attorney
Equity Ownership
Equity Ownership
Beijing Lei Ting Wan Jun Network Technology Limited(1)
Shenzhen Freenet Information Technology Company Limited(2)
Beijing Lei Ting Wu Ji Network Technology Limited
Beijing LingXun Interactive Science Technology and Development Company Limited
Startone (Beijing) Information Technology Company Limited
Guarantee of Performance
Technical and Consulting Services
Management Rights
Service Fees
Beijing Super Channel Network Limited
Puccini Network Technology (Beijing) Limited
Ceng Dong Yi (Beijing) Technology Company Limited
Heng Dong Wei Xin (Beijing) Technology Company Limited
(wholly-owned subsidiaries)

(1) In addition, Beijing Lahiji Technology Development Limited also provides technical and consulting services to Beijing Lei Ting in exchange for service fees.

(2) In addition, GreaTom also provides technical and consulting services to Shenzhen Freenet in exchange for service fees.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of, and contractual agreements among, certain of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders, and the businesses and operations of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone as described in this annual report, are in compliance with all existing PRC laws, rules and regulations and are fully enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual agreements and businesses and operations of our subsidiaries and those companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone may not be as effective in providing operational control as direct ownership of these businesses” and “— Regulation.” As discussed in those risk factors, there may be certain circumstances that will cause us to lose the benefit and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

General Information

Our principal executive office is located at 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738. Our telephone number at this location is (8610) 6528-3399. In addition, we also have offices located at Beijing Economic Technology Development Zone, Room 601, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our primary website address is www.tom.com. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users through their mobile phones and through our websites. Since our acquisition of Treasure Base, we have also been distributing our services through over 60 television channels, including CCTV5, the national sports television programming broadcaster of the PRC. Our primary business activities include wireless Internet services and online advertising. We are one of the leading wireless Internet services providers in China. We are also one of the leading Internet portal websites based on average daily website page views. As of December 31, 2004, we had approximately 137 million cumulative registered users of our wireless Internet services, and during 2004, we sent an average of approximately 10 million daily wireless data messages. We recorded an average of approximately 220 million daily website page views during 2004.

We provide content, products and services through the Internet, wireless telecommunications networks and other distribution channels including television. Our Internet portal is the foundation for our primary business activities. We launched our Internet portal, www.tom.com, in July 2000 and have since focused on the development and the provision of Internet-based content products and services to users. Our content, which is both developed and sourced in-house and obtained from third party content providers, is edited, redesigned and repackaged through our content management system for our different products and services.

Over time, as our user base increased and with the introduction of China Mobile’s Monternet and China Unicom’s UNI-Info platforms in 2001, we capitalized on the opportunity to offer wireless Internet services through our portal by using China Mobile and China Unicom’s platforms. In the second half of 2001, we began providing wireless Internet services and have subsequently experienced significant revenue growth. Our wireless Internet data services products include download, information and community-oriented products. Users pay for our services on either a monthly subscription or a per download basis. We have targeted our wireless Internet services business towards the young and trendy demographic. We have established cooperation arrangements with telecommunications operators and several leading mobile phone producers in China to develop and market our services. We were also one of the first wireless Internet services providers to develop and launch MMS and WAP on China Mobile’s Monternet platform.

We also provide online advertising services to our corporate clients. Our online advertising services have been part of our business since the launch of, and rely on the success of, our Internet portal. To support our online advertising business, we attract user traffic to our websites by providing various free online services, including free e-mail, Internet navigation and search capabilities, content channels, online directory listings, instant messaging, chat room and online bulletin boards. In addition, we have established relationships with several leading advertising agencies to promote and market our online advertising services to their clients.

In the second half of 2003, we began to gradually phase out our commercial enterprise solutions business as we increased our focus on traditionally higher margin services such as wireless Internet services and online advertising. Our commercial enterprise solutions provide technical consulting services for the Internet-related computer hardware and software needs of our clients.

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, its 100% interest in Puccini, which provides wireless IVR services through Wu Ji Network. This acquisition provided us with an additional distribution platform for our wireless Internet services and products. Our customers access these services and content through wireless communications networks using their mobile phones or via our websites. By increasing the breadth of the content and services we offer via wireless and Internet networks, we believe that the wireless IVR services business significantly contributes to the overall attractiveness of our product offerings. Further, we can cross-sell products across our wireless IVR and wireless data platforms.

In the second half of 2004, we completed the acquisitions of Treasure Base and Whole Win. Treasure Base provides entertainment, sports and lifestyle content via SMS services in cooperation with major television broadcasters in China through LingXun, and Whole Win provides WAP services through Startone.

In addition, on December 17, 2004, we entered into definitive agreements to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India. We anticipate the transaction will be completed prior to April 2005. For additional information about our acquisitions, see “— Our Acquisitions.” We intend to continue to selectively seek attractive acquisition, joint venture, partnership and other opportunities outside the PRC.

In 2004, we invested approximately US$1,494,000 in Sichuan Great Wall Software Group, or Sichuan Great Wall, a leading software developer and application provider for mobile telephones, in order to facilitate our transition from 2.5G products and services, consisting of WAP and location-based services, to 3G products and services. Sichuan Great Wall focuses on developing wireless applications based on Java and BREW technologies. QUALCOMM Incorporated and IDG Technology Venture Investment also participated in this round of investment in Sichuan Great Wall. As of December 31, 2004, we owned approximately 13.95% of the equity interest in Sichuan Great Wall.

In late 2004, we entered into contractual arrangements with Skype to jointly provide instant messaging services with VoIP functionality in the PRC. VoIP technology enables users to make telephone calls over the Internet instead of the traditional public switched telephone network. The services we provide with Skype are currently being offered on a complimentary basis and we have not yet earned any revenues from these services.

Our Business

Our primary business activities include wireless Internet services and online advertising. Our Internet portal that contains our content is the foundation and gateway for our primary business activities. Users can access our content through their mobile phones using various services, such as SMS, MMS, WAP, IVR and ring-back tone services as well as through our websites using their personal computers. In addition, since our acquisition of Treasure Base in 2004, users can access our contents on over 60 television channels.

Currently, we aggregate content from other providers as well as produce our own content. Our content is edited, redesigned and repackaged through our content management system for our different products and services. Our experienced team of editors and producers focus on selecting information from our content sources that will attract the younger generation of consumers. We obtain content for our various channels from third party suppliers, the public domain, freelance writers and in-house writers, which enables us to provide a wide range of content offerings that target young and trendy users. Moreover, we have exclusive rights over the content produced by our freelance and in-house writers, as well as some of the content produced by third parties through our licensing agreements. As of December 31, 2004, we had over 128 freelance writers and over 264 outside content suppliers. We contract with our content providers to use their content for a fixed licensing fee, for a share of revenue or in exchange for access to our content. These arrangements are usually short-term and not exclusive, except for the content specifically produced for us by our freelance writers and our in-house writers as well as certain third parties. In the future, we intend to increase our proprietary content production by increasing the number of our freelance and in-house writers and by acquiring content providers.

The following table sets forth the revenues attributable to our various business activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Wireless Internet services(1)	9,958	55,843	112,880
Advertising(2)	4,228	5,845	7,583
Commercial enterprise solutions(3)	11,244	13,825	2,189
Internet access(4)	4,545	1,560	68

Total revenues	29,975	77,073	122,720

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of mobile telecommunications operators. Revenue from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively.

(2)	Prior to 2004, includes offline advertising revenue that is bundled with online advertising revenue.

(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes.

(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access cards expired at the end of first quarter 2004, and we have not recognized revenues from this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet Services

Our wireless Internet services include wireless Internet data services and wireless Internet voice services. We launched our wireless Internet data services business in the second half of 2001, and on November 19, 2003, we acquired Puccini, which provides wireless Internet voice services through Wu Ji Network. In 2004, revenue from our wireless Internet services accounted for approximately 92.0% of our total revenues.

Wireless Internet Data Services

Our wireless Internet data services include SMS, MMS and WAP services. Through these services we provide download, information and community-oriented products, such as news headlines, sports news, games, ring tones, dating and wallpapers. We deliver these products from our Internet portal to our users on their mobile phones, our websites and other distribution channels such as television. Our users can order our products on a per download basis or subscribe to our products on a monthly basis.

Products and Services

Our wireless Internet data services products include download, information and community-oriented products.

•	Download products. Users can download ring tones, wallpaper to serve as background for their mobile phone display, pictures, logos, games and screen savers from our Internet portal onto their mobile phones or to send to other mobile phone users. Users may choose to download such products on a per message basis or subscribe to receive new downloads on a regular basis.

•	Information products. Users can download our information content, including news headlines and articles, sports updates, entertainment information, jokes and horoscopes, from our Internet portal onto their mobile phones. Users may access such content on a per message basis or subscribe to receive new information content on a regular basis.

•	Community-oriented products. Users can engage in community-oriented activities such as chatting, dating and friends networking. Users may also download games to play on their mobile phones. Users may only access our community-oriented products on a monthly subscription basis.

We provide our wireless Internet data products through our SMS, MMS and WAP services.

•	Short Messaging Services (SMS). SMS allows users to access our download and information products, such as news headlines, sports news, games, ring tones, and wallpaper, through their mobile phones. Users are also able to interact with other users by subscribing to our community-oriented products. In 2004, our SMS revenue accounted for approximately 48.7% of our total wireless Internet services revenue.

•	Multimedia Messaging Services (MMS). MMS uses General Packet Radio Service technology, or GPRS technology, and has a greater capacity than SMS. As a result, MMS enables users to download colorful pictures and advanced ring tones as well as transmit more data in a single message.

•	Wireless Application Protocol (WAP). WAP allows users to browse content in a more user-friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP also uses GPRS technology and allows users to download pictures, logos, wallpaper, interactive games, ring tones and other Internet content. We launched our WAP services in May 2002.

The following table sets forth the number of subscribers for our wireless Internet data services business as of the dates indicated:

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in millions)
SMS subscribers (1)	26.2	38.6	40.7	47.0
MMS subscribers	0.3	1.5	2.1	2.5
WAP subscribers (2)	1.8	3.7	4.0	5.4

(1)	SMS subscription data as of September 30, 2004 and December 31, 2004 include subscription data for Treasure Base.

(2)	WAP subscription data as of December 31, 2004 include subscription data for Whole Win

We believe that China’s wireless Internet data services market will continue to grow as its mobile telecommunications market expands, mobile telecommunications operators continue to promote wireless Internet data services and users become more receptive to such services. We believe this has created an attractive opportunity for us to further expand our business.

Wireless Internet Data Services Cooperation Arrangements

We have established cooperation arrangements with mobile telecommunications operators, mobile phone producers, other distribution partners and third party content providers in connection with our wireless Internet data services business. We provide our wireless Internet data services through China Mobile’s Monternet and China Unicom’s UNI-Info platforms, pursuant to revenue sharing agreements that we have entered into with these mobile telecommunications operators. In addition, we cooperate with several of China’s leading mobile phone producers, which manufacture certain handset models with a wireless Internet services icon in the handset’s menu that enables users to access our services directly. Furthermore, we have established promotion arrangements with other distribution partners pursuant to which they promote our products through their channels.

China Mobile and China Unicom control the two mobile telecommunications networks through which all wireless Internet data services are currently provided to mobile phone users in China. Our close working relationships with China Mobile and China Unicom are critical to the operation and continued

development of our wireless Internet data services business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.” As of December 31, 2004, we have entered into approximately 22 cooperation and revenue sharing agreements with various provincial subsidiaries of mobile telecommunications operators to provide wireless Internet data services to mobile phone users, to research and develop new wireless data technologies and to promote the use of wireless Internet data services in China. In particular, we were the first wireless Internet data services provider to jointly develop and launch MMS services, and one of the first to offer WAP services with China Mobile. In addition, we have jointly promoted wireless Internet data services with China Mobile, which is generally more cost effective than promoting these services through traditional advertising. Since December 2002, we have held several joint promotional events with China Mobile.

We have also established cooperation arrangements with mobile phone producers, such as Motorola, Nokia and Bird, which manufacture select handset models with a wireless Internet services icon in the handset’s menu that enables users to access our wireless Internet services directly from their mobile phones. In February 2003, we established our first of several such cooperation arrangements, and as of December 31, 2004, we had a number of such cooperation arrangements with leading mobile phone producers. In addition to bundling our products and services with such mobile phone producers, we have also entered into joint marketing programs, such as campus roadshows to target young users. Such partnerships have also led to cooperation relationships in which the mobile phone producers become our online advertising clients.

Fees and Revenue Sharing

We establish the fees for our wireless Internet data services in consultation with mobile telecommunications operators in China. We share the revenue from these fees with the mobile telecommunications operators, content providers, mobile phone producers and other distribution partners. We also pay a transmission fee to the appropriate mobile telecommunications operator with respect to messages that we send through its wireless Internet services platform.

The mobile telecommunications operators establish standards within which wireless Internet data services providers are able to set the fees for their services. These standards are filed with the MII by the mobile telecommunications operators. In accordance with these standards, we charge our users content fees on either a per message or a monthly subscription basis. Both our per message and our monthly subscription content fees vary for our different wireless data products and services.

Pursuant to our revenue sharing agreements with the subsidiaries of China Mobile, generally we receive 85% of the content fees for wireless Internet data services that we provide to users through China Mobile’s Monternet platform. In addition, for services other than WAP services, China Mobile deducts transmission fees from our portion of the content fees. Such transmission fee is charged on a per message basis as set forth in the table below. The amount of such transmission fee is different for SMS and MMS services and varies depending on the volume of wireless data messages sent. Generally, the term of these agreements is for a period of less than one year.

Pursuant to our revenue sharing agreements with China Unicom, China Unicom charges a fee of up to 9% on the monthly revenue due to us for bad debts, and in the case of SMS services, China Unicom also charges transmission fees on a per message basis. In 2004, we generally received, after the deduction of such fees, 80% and 80%, respectively, of the content fees for WAP and SMS services that we provided to users through China Unicom’s platform. Generally, the term of these agreements is for a period of less than one year. In 2004, China Unicom announced that it will revise our revenue-sharing arrangements with the potential of reducing our share of revenues for SMS services upon the expiration of our existing cooperation arrangements in 2005.

The following table sets forth our principal fees and revenue sharing arrangements with China Mobile’s subsidiaries and China Unicom as of December 31, 2004. The percentage of revenue we share with the mobile telecommunications operators may be increased or decreased, based on negotiations between the mobile telecommunications operator and us on the terms, including whether we agree to bear the credit risk of end users.

	Content fees(1)				Transmission fee
	Fee per message	Fee per monthly subscription	Our share		Fee per message
	(in RMB(2), except percentages)
SMS (China Mobile)	0.10–2.00	3.00–30.00	85%		0.05–0.10
SMS (China Unicom)	0.05–1.95	4.50–30.00	80	%(3)	0.05
MMS (China Mobile)	0.50–2.00	5.00–40.00	85%		0.20–0.25
WAP (China Mobile)	1.00–2.00	3.00–8.00	85%		0
WAP (China Unicom)	1.00–2.00	5.00–8.00	80%		0

(1)	Our per message and subscription-based content fees have been stable since we started providing SMS, MMS and WAP services.

(2)	Our per message and subscription-based content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.2765 = US$1.00 on December 31, 2004.

(3)	Our share of the content fees may range between 70% to 90%; however, in 2004, we generally received 80% of the content fees for SMS services that we provided to users through China Unicom’s platform.

China Mobile and China Unicom provide us with billing and collection services for our wireless Internet data services business. The fees for our services are incorporated into the mobile telecommunications operators’ invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile telecommunications operators, which indicate the amount of fees that were charged to users for wireless Internet data services that we provided. China Mobile is currently implementing MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services, including usage, transmission and billing information. Under the MISC, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will increase. For a description of our wireless Internet services revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Wireless Internet Services Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

We also share revenue from our wireless Internet data services with the mobile phone producers with whom we have cooperation arrangements. Pursuant to our revenue sharing arrangements, mobile phone producers receive 50% to 70% of the revenue, net of transmission fees and payment commissions, that we receive from mobile telecommunications operators, with respect to wireless Internet data services that are accessed through the link to our Internet portal in the user’s handset. The terms of these agreements are generally of two to three years and pertain to specific mobile phone models.

In addition, we have entered into mutual promotion arrangements with other distribution partners such as television stations for the placing of our products on their programs. Pursuant to these arrangements, we generally pay 40% to 50% of the revenue, net of transmission fees and payment commissions we receive from the mobile telecommunications operators in connection with the services delivered to users that utilize products on their programs. We have also entered into content licensing agreements with content providers. Pursuant to these agreements, we either pay a fixed fee for the content that we license or we remit a percentage of the revenue that we receive from mobile telecommunications operators with respect to messages that contain the licensed content.

Wireless Internet Voice Services

Our wireless Internet voice services consist of wireless IVR services and ring-back tone services.

Wireless IVR Products and Services

Wireless IVR services allow users to access voice content from their mobile phones. We provide entertainment and other products through our wireless IVR services.

•	Entertainment products. Our wireless IVR entertainment products include music and celebrity voice greetings. In 2004, the majority of our wireless IVR services revenue was derived from our entertainment channels.

•	Other products. Other products include sports-related products such as score updates for English Premier League soccer games, community oriented products such as chat and dating services, and information products such as weather information.

We operate a recording studio in which we create all of our wireless IVR services content. We develop our own content for certain channels by utilizing content in the public domain and content developed in-house, and obtain content for other channels from third party content providers on a revenue-sharing basis or by paying a fixed fee. We have launched 29 channels as of December 31, 2004. The content we provide is subject to regulation by the PRC government. For a description of the regulations associated with our wireless IVR services business, see “— Regulation.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

We provide wireless IVR services on the China Mobile and China Unicom platforms. Pursuant to our revenue sharing arrangements with China Mobile and China Unicom, we generally received 85% and 70%, respectively, of the content fees in 2004. In 2004, China Unicom announced that it will require a reduction of our share of revenues for IVR services to 65% upon the expiration of our existing cooperation arrangements in 2005.

The following table sets forth certain operating data for our wireless IVR services business for the periods indicated:

	For the three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands)
Number of users(1)	1,983	3,102	4,810	4,459
Minutes of use	27,273	36,424	31,261	31,050

(1)	Approximate number of users that accessed our wireless IVR services during the quarter indicated.

Ring-back Tone Services

We launched our ring-back tone services on the China Mobile and China Unicom platforms in January 2004 and April 2004, respectively. Ring-back tone services allow mobile phone users to play music, sound or phrases to incoming callers. Users can download the services through the mobile telecommunications operators’ platforms.

We provide ring-back tone services pursuant to cooperation agreements with China Mobile and China Unicom. These agreements have one-year terms and do not provide for automatic renewal. We are generally entitled to 85% and 70% of the ring-back tone content revenues pursuant to our agreements with China Mobile and China Unicom, respectively. We have also established cooperation arrangements with third party content providers to provide products and services to the users. We usually pay third party content providers 14% to 50% of the revenue we receive from the mobile telecommunications operators.

Online Advertising

Our online advertising services, which we have been offering since 2001, consist of placing advertisements on our websites in various forms, such as banners, links logos and pop-up boxes. As we provide various free online services on our websites and since users access our wireless Internet data services through our websites, our user traffic on our websites has increased, which makes our online advertising services more attractive to our clients. Prior to our reorganization, our offline advertising business accounted for the majority of our advertising revenue, but following our reorganization, most of our offline advertising business is no longer part of our company.

In 2003, we began increasing our sales and marketing resources and focused on developing our online advertising business. In 2004, we experienced an increase in both the number of our online advertising clients and the average online advertising contract size. We expect our online advertising business to expand as we attract more user traffic to our websites by offering products and services that appeal to young and trendy users, seek cross-selling opportunities and focus our sales and marketing efforts to develop our online advertising and directory listings businesses. Users who use our wireless Internet data services also increase our website traffic, thereby making our websites more attractive to online advertisers.

To develop our online advertising business, we use our strengths and partnerships in our other business activities to build relationships with advertisers that target young and trendy users. For example, we utilized our strengths in wireless Internet data services to sell online advertising services to mobile phone producers and mobile and fixed line telecommunications operators. We have also developed online advertising relationships with Internet companies to market their websites by sending advertising e-mails to our e-mail subscribers and by placing advertisements on our websites. Furthermore, we target key industries that we believe would benefit from online advertising, such as the automobile, telecommunications, education and consumer goods industries, and cater to the younger and more affluent market. Our online advertising contracts range from a term of one day to one year, with varying contractual amounts. Our online advertising clients include Nokia, Motorola, ebay China, China Mobile, Sony-Ericsson, Samsung and Ford, among others.

We track the performance of online advertisements placed on our websites with the Allyes software system. This system records the number of clicks, impressions and click rates for advertisements on our websites, which provide our online advertising clients with a measure of the effectiveness of their advertisements.

In addition, we also offer, as part of our online advertising, online directory listings services to our clients. We launched our fee-based online directory listing services in September 2003, through which we charge our clients a listing fee to receive a priority ranking of their website when a user conducts a keyword search on our online directory. We do not charge our users a fee for non-priority directory listings to ensure that the directory service that we provide to our users is comprehensive. As of December 31, 2004, we had entered into agreements with 97 agencies for paid listings.

Our Internet navigational and search capabilities allow users to browse our directory listings through a Chinese or English language keyword search that scans the content of our directory, which is organized under 17 principal categories and further organized under over 550 subcategories. We have developed partnerships with online directory listings companies in China to provide our users with comprehensive and enhanced search capabilities. As of December 31, 2004, our directory contained approximately one million Chinese language website listings. We expect to expand our online directory listings services as the Internet market and our Internet user base grow.

Commercial Enterprise Solutions

In the second half of 2003, we began to gradually phase out our commercial enterprise solutions business. Our commercial enterprise solutions, which we have been operating since 2001, provide technical and consulting services for the Internet-related computer hardware and software needs of our clients. In 2004, revenues from our commercial enterprise solutions accounted for approximately 1.8% of our total revenues.

Internet Access Cards

Due to increased competition and low profit margins, we decided to discontinue the sale of Internet access cards and stopped selling Internet access cards in the fourth quarter of 2002. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized any revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Our Content

To support our primary business activities, we provide various content and services through our websites, which include over 20 primary content channels, instant messaging with VoIP functionality, various chat rooms, an online directory, Internet navigational and search capabilities and both basic free e-mail and advanced fee-based e-mail. As of December 31, 2004, we had approximately 30 million registered users of our free e-mail services. Our primary website address is www.tom.com.

Although we provide a comprehensive range of content channels on our websites, we focus on channels that are targeted at young and trendy users, such as our sports, entertainment, automobile, music and women channels. Our entertainment channel appeals to young users interested in information about celebrities, music news, album reviews, artist biographies, movie news and special features. Our sports channel draws on users with an interest in up-to-the-minute news, real-time statistics and scoring, localized and global coverage of sporting events and an online sports community.

Our primary content channels include:

News	Provides comprehensive, up-to-the-minute information on national and international news from newspapers, magazines, television stations and other information providers throughout China, as well as a chat room discussion of news events and issues. Our news content sources include traditional news sources, such as People’s Daily, Xinhua News Agency, China Daily and Reuters, individual freelancers with whom we have contracted with and our internal staff writers.

Sports	Covers the latest in national and international sports headlines and statistics, including events such as the 2004 Asian Soccer Cup, the 2004 Athens Olympic Games and selected National Basketball Association games, as well as hosting the UEFA EURO 2004TM official Chinese web site.

Entertainment	Provides a mix of exclusive content, movie news and special features, including celebrity interviews, music reviews and photo galleries, as well as links to the movie-related content in our portal.

Automobile	Offers information about buying and owning automobiles, such as pricing information, specification information and other research information. Also offers an e-commerce platform.

Women	Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women, including beauty tips, fashion advice and health information.

Community	Offers a variety of communication and community tools, including chat rooms, dating services, electronic greetings, bulletin boards, free and fee-based e-mail and photo album channels, to enable members to easily communicate with other individuals with similar interests.

The table below sets forth the average daily website page views for our primary content channels for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in millions)
News	3.0	16.7	15.2
Sports	3.5	7.6	13.1
Entertainment	2.5	7.1	12.7
Homepage	1.0	5.8	14.6
Automobile	1.2	3.0	8.5
Music	1.0	3.9	4.3
Women	1.2	5.8	8.4
Games information	2.0	6.6	9.8

Total	15.4	56.5	86.6

Our e-mail, chat and bulletin board services also generate significant daily page views for our website.

In addition to the content channels described above, we also provide our users with content channels that focus on technology, games, military affairs, horoscopes, art, school alumni networks, culture, humor, finance, fashion, careers, real estate, health, childcare, flash downloads, pictures, education, greetings and shopping. Furthermore, each of our primary content channels contains various subcategories that cover a range of related topics. We expect to continue to expand our range of content channels and content through increased in-house development, and through the acquisition of, and cooperation with, external content providers and will continue to engage in discussions with such external content providers that we believe may provide opportunities to increase and improve our content. We currently have over 182 external content providers.

Sales, Marketing and Customer Service

Sales

Our sales efforts focus primarily on our wireless Internet services and online advertising services. Our internal sales teams are responsible for the majority of our wireless Internet services and online advertising sales.

Our wireless Internet sales team is located in ten provinces, including Guangdong, Zhejang and Jiangsu. The sales team works closely with the provincial and municipal branches of mobile telecommunications operators to promote our wireless Internet services and to cater such services to the local markets.

Our online advertising sales team provides business consultation and post-sale customer services, promotes pre-sale activities and furnishes performance tracking reports. Our online advertising sales team also manages our relationships with key clients and periodically reviews the performance of certain online advertisements on our portal in order to enhance the results of our online advertisements for our clients. The compensation package for our sales staff typically consists of a base salary plus sales commissions. Sales quotas are assigned to all sales personnel according to quarter sales plans. Through our sales offices in Beijing, Shanghai and Guangzhou, we work directly with key clients that have significant advertising budgets and we organize specific sales teams to target certain industries in the northern, eastern and southern regions of China.

In 2004, we have increased our focus on enhancing our relationship with leading advertising agencies. We intend to build new relationships with other advertising agencies to recommend online marketing to their clients by offering rebate incentives to advertising agencies for bulk purchases. As some clients require all advertising business to be conducted through their advertising agencies, we target leading advertising agencies that service large corporations with substantial advertising budgets and in key industries that we believe would benefit from online advertising.

Marketing

The focus of our marketing strategy is to generate and enhance awareness of our tom.com brand name and promote our products and services. In 2004, we began a campaign that advertised our products and services on outdoor billboards, buses and subways. This advertising campaign accounted for over 30% of our total marketing budget in 2004. In 2004, we allocated an additional 30% of our marketing budget to hold quarterly brand name events to promote our products and services throughout China and to increase awareness of our brand name as well as our new services. We also hired Wang Lee Hong, a well-known pop singer in Greater China, to be our spokesperson to further increase brand awareness and attract the young and trendy demographic. We frequently conduct public relations events, such as product launching events, campus promotions, and product promotional events, in which we offer awards to select participants, to market our brand name and our products. Since our major target market segment are young and trendy users, we promote our products and services on college campuses throughout China. We conduct market research in order to determine the interests of the young and trend-setting consumer in order to target the younger generation market. We are also exploring opportunities to promote our brand name and products in various trade shows, such as automobile shows, and to participate in certain conferences to increase awareness for our tom.com brand name.

We have also participated in joint marketing programs with China Mobile and other key business partners, and we are exploring a range of other joint marketing strategies in order to maximize our cooperation arrangements and resources. In addition, we utilize our online media platform to exchange our online advertising services for traditional media coverage, such as newspapers, magazines and television, without charge to promote our brand, products and services.

As of December 31, 2004, our sales and marketing department consisted of 169 full-time employees located in ten cities, including Beijing, Shanghai and Guangzhou.

Customer Service

Our customer service center handles calls, faxes and e-mails from our paid online services clients and wireless Internet data and voice services users, as well as inquiries forwarded from mobile telecommunications operators. Our customer service representatives also interact on a regular basis with, and provide training materials to, customer service representatives of mobile telecommunications operators to enhance our wireless Internet data and voice services. We have three regional call centers, which are located in Beijing, Shanghai and Guangzhou, and employed over 37 full-time customer service representatives as of December 31, 2004. Our call centers operate 24 hours a day, seven days a week, and currently handle an average of more than 5,500 inquiries from our clients and users per day.

Customers and Suppliers

We collect our wireless Internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2002, 2003 and 2004 was approximately US$9,958,000, US$55,843,000 and US$111,900,000, respectively.

A major part of our payments is made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless Internet services. The payments to China Mobile and China Unicom in the aggregate in 2002, 2003 and 2004 were approximately US$2,600,000, US$13,000,000 and US$25,951,000, respectively.

Product Development

Our product development team both refines and upgrades our current products, and creates new and innovative products that utilize the latest technology. In addition, our product development team works closely with China Mobile’s research and development department to offer new products and services that meet China Mobile’s product specifications and timing criteria. As of December 31, 2004, our research and development team consisted of over 112 full-time employees, including engineers with a wide range of technical experience across platforms in the wireless telecommunications sector.

Our product development team also creates innovative products that utilize new technologies, including 2.5G and 3G. In the second quarter of 2002, 2.5G services were officially launched in China. This new technology enables wireless Internet service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data products. We plan to work with the mobile telecommunications operators to offer products and services that are compatible with more advanced technologies.

In recent years, mobile telecommunications operators have launched new services in China, such as WAP and ring-back tone services, that create opportunities for wireless Internet service providers to develop new products that utilize these services. Our product development team works closely with the mobile telecommunications operators’ research and development department to offer new products. We were the first wireless Internet service provider to develop and offer MMS, one of the first to offer WAP services. We believe that our timely delivery of new products and services that meet mobile telecommunications operators’ specifications has demonstrated our technical capabilities and strengthened our cooperative relationship with mobile telecommunications operators.

We intend to develop more products targeted at the younger generation user group. For our wireless Internet services, we plan to devote our product development team to enhance our 2.5G products and services, develop our wireless streaming media and create more attractive and complex wireless games. In addition, we will continue to develop cooperative arrangements to improve our Internet portal technology. We may also consider acquiring technology companies to enhance our technological systems and capabilities.

Information Technology Systems and Infrastructure

We utilize our information technology system to collect and analyze marketing and online advertising data, as well as to process and manage our content. Our information technology system produces marketing and demographic reports based on a daily analysis of our number of website page views, registered users, message volume, Internet protocols and bandwidth. In addition, we use software from Allyes to automatically process and manage our online advertisements and to measure the number of page views, impressions and click-throughs that advertisements on our websites receive, in order to evaluate the effectiveness of our online advertising service. We also intend to work with other third party service providers to enhance our online advertising management and analysis.

Our content management system facilitates the accurate and timely posting of news and information on our websites and through our wireless Internet services. We enter information into our content management system formatted to match certain standard templates and we classify our content by channel. Once entered into our content management system, data can be delivered to users through our websites or our various wireless Internet data services.

We maintain most of our servers at the premises of Beijing Communication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers including Beijing Mobile Communication Company Limited, or Beijing Mobile, and Chongqing Mobile Communication Company Limited. We believe that these hosting partners provide significant operating advantages, including an enhanced ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. We believe we will be able to increase our server capacity as needed to accommodate our growth in the future.

Competition

We face competition from other companies in each of our primary business activities. In particular, these companies compete with us for wireless Internet data services users, website traffic and online advertising clients. We also compete for experienced and talented employees. While we are one of the leading Internet companies in China, some of our competitors may have greater access to capital, human and financial resources than we do, and may have a longer operating history than us. Furthermore, our competitors may be able to offer a broader range of products and services than we are presently able to offer.

In addition to competition from other wireless Internet service providers, mobile telecommunications operators have begun offering services that compete with ours, some of which are being provided on a complimentary basis. While the competing services offered by mobile telecommunications operators are currently limited and therefore do not pose significant competition to us, we cannot assure you that mobile telecommunications operators will not offer additional competing services in the future.

See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face intense competition, which could reduce our market share, and materially adversely affect our financial condition and results of operations.”

Wireless Internet Data Services

Competition is intense in China’s wireless Internet data services market as the barriers to entry are relatively low and the number of wireless data service providers is high.

We are one of the leading wireless Internet data service providers in China. Our primary competitors in the wireless Internet data services market include Sina.com, Sohu.com, Netease.com, Linktone.com, Kongzhong.com and Tencent.com. We may face increasing competition from these and other wireless Internet data services providers in China as they strive to improve their wireless Internet data services products and develop cooperation relationships with mobile phone producers. We compete with other wireless data service providers primarily on the basis of brand name, product and service offerings and content. We believe we have advantages over our competitors because of the close cooperation arrangements we have with leading mobile phone producers in China, our focus on the high margin wireless Internet data services, the targeting of the young and trendy user base, our innovative product development team and our promotion and marketing programs.

Wireless Internet Voice Services

We are the leading provider of wireless IVR services in China in terms of revenue in 2004. Our competitors in the wireless IVR services sector include Rock Mobile, Sina.com and Tencent.com. We believe that we have advantages over these competitors because we offer a more diversified range of products and we are one of a few wireless IVR services providers that are also a leading Internet portal in China, which allows us to leverage our diversified and developed content and experience in the wireless Internet services industry. We also indirectly compete with providers of fixed-line IVR services. Because of the localized nature of fixed-line telecommunications networks, however, a nationwide coverage of fixed-line IVR services would require a long distance telephone charge, which would be substantially higher than wireless IVR air-time charges. As a result, the fixed-line IVR services market is segmented along regional lines, while a single nationwide market exists for wireless IVR services.

Due to low barriers to entry, we believe competition in the wireless IVR services market in China will increase as new wireless IVR service providers enter the market. In addition, the mobile telecommunications operators may either on their own, or in collaboration with other partners, launch competing wireless IVR services, such as through the establishment of partnerships or cooperation arrangements with other content providers to offer wireless IVR services. However, we expect that we will continue to be a leading player in China’s wireless IVR services industry because of the wide range of products that we offer, our technical capability and operational experience in the industry, and our ability to leverage our content library.

The major competitors of our ring-back tone services include 5130.cn, qtt.cn, Sina.com and Tencent.com. We believe we have advantages over our competitors because of our content development strategy, creative marketing programs and the large existing user base of our wireless Internet services.

Online Advertising

The online advertising industry is highly competitive. Since the beginning of 2003, we have focused on developing our online advertising services by leveraging our growing user base to compete with the leading Internet portals in China. Our primary competitors in the online advertising market include Sina.com, Sohu.com, Netease.com and Yahoo! Inc.’s China operations. In addition, we believe the rapid increase in the number of Internet users in China, particularly following China’s accession to the WTO, will draw the attention of multinational players to the Chinese Internet market. Some of our major competitors have a longer operating history and a more established track record in the online advertising business than we do.

User traffic is one of the primary bases of competition among online advertising service providers, and we compete for user traffic on the basis of the quality of our content, breadth of our online services and our brand recognition. In addition, we compete with other major online advertising service providers on the basis of advertising agency relationships, strength of our internal sales team and price. Furthermore, our online advertising business competes with traditional forms of advertising, such as television, radio, newspapers and magazines, for the limited advertising budgets of companies in China.

Employees

General

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

As of December 31, 2002, 2003 and 2004, we had 388, 465 and 828 full-time employees, respectively. The table below sets forth the number of our employees by function as of December 31, 2004:

	Our Employees
	Number	% of Total
Management	16	2
Sales and marketing	169	20
Technology and engineering	58	7
Research and development	112	14
Production	396	48
General and administrative	77	9

Total	828	100%

As of December 31, 2004, we had also retained approximately 199 temporary employees as part-time employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Employee Benefits Plan

As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for our employees. We are required under PRC law to accrue for these benefits based on percentages ranging from 8.0% to 22.5% of the salaries, bonuses and certain allowances of our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount we accrued under our employee benefits plan for 2002, 2003 and 2004 was approximately US$434,000, US$527,000 and US$1,121,000, respectively. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amount of contributions we made for such employee benefit plans for 2002, 2003 and 2004 was approximately US$212,000, US$515,000 and US$1,045,000, respectively.

Pursuant to our pre-initial public offering option plan, we granted certain of our employees options to acquire our ordinary shares at the initial public offering price. In addition, we have adopted a broad-based share option scheme. For a description of our pre-initial public offering share option plan and broad-based share option scheme, see “Item 6 — Directors, Senior Management and Employees — Compensation of Directors and Executive Officers.”

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States or Hong Kong. For a description of the regulations of the Internet industry in China, see “Item 4 — Information on the Company — Business Overview — Regulation.” See also “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Intellectual property is important to our business, and any unauthorized use of our intellectual property by third parties may adversely affect our business.”

We own certain domain names in association with the services provided by Shenzhen Freenet. The tom.com trademarks and tom.com domain name are, however, owned by tom.com enterprises limited, a wholly owned subsidiary of our parent company. Under the trademark and domain name license agreements with tom.com enterprises limited, Beijing Super Channel has the right to use and sub-license the trademark and the domain name free of charge as long as our parent company holds 30% or more of our issued share capital. If our parent company ceases to hold 30% or more of our issued share capital, we may require our parent company to grant us a perpetual license of the tom.com domain name upon the payment of the lower of an agreed upon fee or US$5,000,000, except that our parent company shall have the right to continue to use the tom.com domain name.

In the event that our parent company ceases to hold 30% or more of our issued capital, we will have to renegotiate with our parent company on the license fee and terms of use of the trademark. In the event that we and our parent company cannot agree on the trademark license fee or terms of use, the free of charge trademark licensing arrangement with respect to trademark will continue for one year from the date our parent company ceases to hold 30% or more in our issued share capital during which period we may have to develop our own brand name and trademark. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — As we depend on our parent company for the use of the tom.com trademarks, we would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected if we fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms after we cease to be more than 30% held by our parent company.” Beijing Super Channel has granted each of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network a non-exclusive right to use the domain names and other intellectual property for a license fee. See “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions.” In addition, from time to time, we may need to license additional technologies in order to remain competitive in the dynamic Internet market.

Properties

Our principal executive office is located in over 5,300 square meters of office space at the 8th and 9th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Beijing, China, under leases that expire on June 14, 2006 and August 14, 2006. We also lease office space at Beijing Economic Technology Development Zone, Room 601, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176. We also lease sales and marketing office space in Shanghai and Guangzhou.

Legal Proceedings

There are no material legal proceedings pending or, to our knowledge, threatened against us. Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.”

Regulation

Overview of Our Business Licenses

Under the existing PRC laws, rules and regulations, we are required, and have obtained, the licenses, permits, approvals or other consents for our operations. The following are the principal licenses, permits, approvals and other consents that are required and have been obtained for our operations:

Wireless Internet services. This business requires:

•	a permit to be issued by the local Telecommunications Administration Bureau to operate an Internet information service business, which has been obtained by each of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone;

•	a permit to be issued by the MII to operate a nationwide value-added telecommunications business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun and Startone;

•	a permit to be issued by the local Telecommunications Administration Bureau to operate a value-added telecommunications and information service business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun, Startone and Shenzhen Freenet.

Online advertising. This business requires an advertising operating license to be issued by the Beijing AIC, which has been obtained by Beijing Lei Ting as it is our only entity that operates online advertising.

Commercial enterprise solutions. This business does not require any specific license, permit, approval or other consent.

In the opinion of our PRC legal counsel, no licenses, permits, approvals or other consents, other than those that we have already obtained and the Internet Culture Business Operation License that Shenzhen Freenet is in the process of obtaining, is required under any of the existing PRC laws, rules and regulations to conduct our business activities.

General

The telecommunications industry, including computer information and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

In March 1998, the National People’s Congress of the PRC approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Post and Telecommunications.

The MII, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet access services;

•	formulating tariff and service charge policies for telecommunications and Internet access services;

•	supervising the operations of telecommunications and Internet access service providers; and

•	maintaining fair and orderly market competition among operators.

In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with ICP services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services (including the radio paging services included in infrastructure telecommunications services) shall not exceed 50%. In addition, pursuant to Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003 the permitted foreign investment ratio of value-added telecommunications services is 50%. To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, each of which is wholly-owned by PRC citizens and incorporated in the PRC. We do not have any equity interests in these three operating companies and instead enjoy the economic benefit of such operating companies through a series of contractual arrangements, which certain of our wholly-owned subsidiaries have entered into with such companies and their respective shareholders as described in “Item 7 — Major Shareholders and Related Party Transactions.” In the opinion of our PRC legal counsel, the ownership structures of these operating companies comply with all existing PRC laws, rules and regulations, including the Telecom FIE Rules.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business (whether infrastructure or value-added) in accordance with the specifications recorded on its Telecom Business Operating License. The Telecom License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. On October 1, 2004, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial websites located within Beijing to register their website names and commercial websites with the Beijing AIC. In March 2001, the Beijing AIC also promulgated the Online Advertising Tentative Administrative Measures requiring all ICPs within Beijing which provide online advertising services to obtain an advertising operating license. In addition, the Beijing Telecommunications Administration Bureau issued a circular requiring bulletin board services, or BBS, providers to obtain approval from the Beijing Telecommunications Administration Bureau.

Beijing Lei Ting has obtained a commercial website registration certificate, a website name registration certificate, an advertising operating license, an approval for providing BBS, an approval from the Beijing Telecommunications Administration Bureau to operate an Internet connection services business, an approval from the Beijing People’s Government News Office to engage in publishing news on its website www.tom.com and an Internet Culture Business Operation License issued by the Ministry of Culture. Shenzhen Freenet has a permit from the Guangdong Province Telecommunications Administration Bureau to operate an Internet information services business, a database and network service certificate from the Shenzhen People’s Government Information Office and an Internet Culture Business Operation License from the Ministry of Culture. Wu Ji Network has obtained approval from the Beijing Telecommunications Administration Bureau to operate an Internet information services business, a permit to operate telecommunications and information services business and permits for value-added telecommunications business operations.

Regulation of Internet Content Services; Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the ICP Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Tentative Administrative Measures Concerning Internet Portals Carrying on the News Displaying Business, or the Internet News Measures. The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. ICP operators must display their operating license numbers in a conspicuous location on their home page. ICP operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the ICP Measures also provide that ICP operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities. The Internet News Measures require that any ICP operator engaging in any news displaying services must obtain approval for those services from the appropriate governmental authorities on news. Of particular note to foreign investors, the ICP Measures stipulate that ICP operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. On October 1, 2004, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial websites located within Beijing to register their website names and commercial websites with the Beijing AIC.

The Beijing Telecommunications Administration Bureau (the municipal branch of the MII) issued to Beijing Lei Ting (a) an Internet Information Services Operating License, (b) a Value-added Telecommunications Business Operation Permit and (c) Internet Connect Services Business Operating Approval. The Guangdong Telecommunications Administration Bureau (the provincial branch of the MII) issued to Shenzhen Freenet an Internet Information Services Operating License on March 30, 2001 and (b) Internet Information Services Business Operating Approval. The Beijing Telecommunications Administration Bureau issued to Wu Ji Network (a) a Telecommunications and Information Services Operating License on September 9, 2002 and (b) a Value-added Telecommunications Business Operation Permit. These licenses are subject to standard annual reviews.

The State Food and Drug Administration and other regulatory authorities of the PRC have also adopted regulations regarding the online dissemination of online medical or drug-related information. These regulations require that, among other things, medical, health and drug information must be scientific and accurate and the sources of the information must be identified.

On November 7, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These rules stipulate that general websites established by non-news organizations, such as Beijing Lei Ting, may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the rules and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. The aforementioned requirements include the following:

•	they must have a purpose and guidelines with respect to online news services that comply with laws and regulations;

•	they must have the necessary news editorial departments, funds, equipment and premises;

•	they must have professional staff in charge of editing who are experienced in journalism and are qualified at a medium or higher level to hold technical positions in journalism, and an appropriate number of editorial staff who are qualified at a medium or higher level to hold technical positions in journalism; and

•	they must use news sources such as State news agencies, news bureaus of departments under the State Council or news agencies directly under the provinces, autonomous regions or directly administered municipalities.

The aforementioned rules also require the general websites of non-news organizations to apply to the State Council News Office at the national level for approval after securing the consent of the local government news office before they commence operating news dissemination services. Also, general websites intending to publish news released by the aforementioned news agencies or bureaus must enter into agreements with them and submit copies of those agreements to the relevant administration department. On March 29, 2001, the Beijing Municipal Government News Office approved Beijing Lei Ting to develop online news dissemination services.

The SNPA is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and the SNPA jointly promulgated the Internet Publishing Tentative Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Under the relevant regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in the PRC’s Constitution;

•	compromises State security, divulges State secrets, subverts State power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with this content censorship requirement may result in the revocation of ICP licenses and the closing down of the concerned websites.

Beijing Lei Ting has obtained an approval from the Beijing People’s Government News Office to publish news on its website, www.tom.com.

Regulation of Advertisements

The SAIC is the government agency responsible for regulating advertising activities in China. While there are no nationwide uniform laws or regulations in China specifically governing online advertising businesses, certain local government authorities, such as the Beijing AIC, have issued a number of regulations governing online advertising businesses. In March 2001, the Beijing AIC promulgated the Online Advertising Tentative Administrative Measures, which require all ICPs providing online advertising services within Beijing to obtain an advertising operations license. In addition, the Beijing Telecommunication Administrative Bureau issued a circular requiring BBS providers to obtain approval from the Beijing Telecommunications Administration Bureau. According to the Online Advertising Tentative Administrative Measures, those companies that have already obtained an advertising operating license may undertake design and production and agency work in relation to online advertising and may carry out advertising publication business via their own websites. We cannot predict what stance the SAIC or any other PRC governmental agencies may adopt in the future.

On June 14, 2001, the Beijing SAIC issued to Beijing Lei Ting an advertising operating license, which enables us to conduct our online advertising business. This license is subject to a standard annual review.

Regulation of E-Commerce

At present, except for certain rules or directives issued by certain governmental authorities, there are no specific PRC laws at the national level governing e-commerce or defining e-commerce activities, and no PRC government authority has been designated to regulate e-commerce. There are existing regulations governing retail and auction businesses which require companies to obtain licenses in order to engage in these businesses. However, it is unclear whether these existing regulations will be applied to e-commerce. There is no assurance that the PRC government will not, in the future, promulgate specific regulations governing e-commerce, designate a government agency to regulate e-commerce activities or apply existing retail and auction regulations to e-commerce activities, any of which events could restrict our business activities.

Regulation of Wireless Internet Services

Our business activities include the provision of online services related to SMS. PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and Internet service providers. In September 2000, the State Council promulgated the Telecommunications Regulations, or Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either an infrastructure telecommunications business or a value-added telecommunications business, with ICP services and e-mail services classified as a value-added telecommunications business. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operations licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The Telecom License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises. On April 15, 2004, the MII promulgated the Notice on Relevant Issues Concerning Regulating Short Messaging Services, which confirmed the need for SMS operators to obtain value-added telecommunications business licenses.

Beijing Lei Ting, Wu Ji Network, LingXun and Startone have obtained permits to operate nationwide value-added telecommunications businesses. Shenzhen Freenet has obtained a permit to operate a provincial value-added telecommunications business.

Regulation of Online Games and Internet Culture Activities

On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require ICPs that engage in “Internet Culture Activities” to obtain a license for Internet Culture Business Operations from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet Culture Activities” includes, among other things, acts of online dissemination of “Internet Cultural Products,” such as audio-visual products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet Cultural Products. In addition, these regulations require a separate review of the content of any online games which are imported into China.

The Ministry of Culture issued an Internet Culture Business Operations license to Beijing Lei Ting in November 2003 and to Shenzhen Freenet in June 2004.

Regulation of International Connections for Computer Information Networks

The State Council and the MII have promulgated certain regulations governing international connections for computer networks in China. Under these regulations, any entity wishing to access international connections for their computer information networks in China, such as Beijing Lei Ting and Shenzhen Freenet, must comply with the following requirements:

•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect international connections through an international communications gateway established with the approval of the MII.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, Beijing Lei Ting and Shenzhen Freenet are in proper compliance with all of these requirements.

Regulation of Information Security and Censorship

PRC legislation concerning information security and censorship specifically prohibits the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets.

•	“A breach of public security” includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that: incites defiance or violation of PRC laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities or; spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the State.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on State affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their websites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated in October 2004 by the Beijing AIC, state that websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their websites’ homepages; and

•	they must register their website names with the Beijing AIC.

We have successfully filed and registered our website and website name with the Beijing AIC on May 18, 2001. Accordingly, we have obtained an electronic registration mark, which is prominently placed on our homepage.

Business License

Beijing Lei Ting is structured as a technology-oriented company, and together with Shenzhen Freenet, is engaged in online advertising business, subscription, SMS and e-commerce activities. Under current PRC law, such companies may commence operations upon the issuance of a business license by the SAIC and a telecommunications value-added business license issued by the MII. In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone have satisfied the aforementioned requirements and are fully authorized to undertake their business operations.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, the business and the operations of our company, and all of our subsidiaries and operating companies, comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license, other than those that have been already obtained, is required under any of the existing PRC laws, rules and regulations for such ownership structures, businesses and operations.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this annual report. Our audited historical consolidated financial statements have been prepared in accordance with U.S. GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of Treasure Base and Whole Win beginning as of August 11, 2004 and November 19, 2004, respectively. For a discussion of our reorganization, see “Item 4 — Information on the Company — Our Reorganization and Our Initial Public Offering,” and for a description of our acquisitions, see “Item 4 — Information on the Company — Our Acquisitions.”

Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Since our acquisition of Treasure Base, we have also been distributing our services through over 60 television channels, including CCTV5, the national sports television programming broadcaster of the PRC. Our primary business activities include wireless Internet services and online advertising.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver their Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. Our wireless Internet services revenues accounted for approximately 92.0% of our total revenues in 2004.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In the first quarter of 2003, we shifted the focus of our internal sales team to developing our relatively high gross profit margin online advertising business. In 2004, our online advertising revenue accounted for all our advertising revenue. Our advertising revenue accounted for 6.2% of our total revenue in 2004.

Our commercial enterprise solutions business includes providing technical services for the Internet-related computer hardware and software needs of our clients. In the second half of 2003, we began to gradually phase out this business. In 2004, our commercial enterprise solutions revenue accounted for approximately 1.8% of our total revenues, down from 17.9% of total revenues in 2003. We intend to further reduce our focus on this business in the future.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under U.S. GAAP we are the primary beneficiary of the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidate their results of operations in our historical consolidated financial statements. For more detail about the PRC regulations restricting foreign ownership of companies that provide value-added telecommunications services and Internet content services in China, see “Item 4 — Information on the Company — Regulation.” For more detail about the contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, see “Item 4 — Information on the Company — Organizational Structure” and “Item 7 — Major Shareholders and Related Party Transactions.” For a discussion of the tax implications of charging service fees pursuant to the contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, see “— Income Taxation.” See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” and “ — Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone may not be as effective in providing operational control as direct ownership of these businesses.”

Revenues

Our revenues are derived from our two primary operating segments: wireless Internet services and advertising. We also derive a minor portion of our revenues from commercial enterprise solutions, and Internet access. In 2004, our revenues were primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and ring-back tone services. Through these services we provide downloads, information and community-oriented products, such as news headlines, sports information, games, wallpaper and dating services. We also derive revenues from our advertising services, commercial enterprise solutions and Internet access services. In the fourth quarter of 2002, however, we stopped selling Internet access cards.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and our subsidiaries that are incorporated in the PRC. Our wireless Internet services revenue is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to the exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services(1)	9,958	33.2%	55,843	72.5%	112,880	92.0%
Advertising(2)	4,228	14.1%	5,845	7.6%	7,583	6.2%
Commercial enterprise solutions(3)	11,244	37.5%	13,825	17.9%	2,189	1.8%
Internet access(4)	4,545	15.2%	1,560	2.0%	68	—

Total revenues	29,975	100.0%	77,073	100.0%	122,720	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively.

(2)	Prior to 2004, includes offline advertising revenue that is bundled with online advertising revenue.

(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes.

(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet services. Our wireless Internet services revenue is derived from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators. For a description of our revenue recognition policies, see “— Critical Accounting Policies,” and for a description of our revenue sharing arrangements with the mobile telecommunications operators, see “Item 4 — Information on the Company — Business Overview — Wireless Internet Services — Fees and Revenue Sharing.”

Our wireless Internet services include SMS, MMS, WAP, IVR and ring-back tone services. SMS is our primary wireless Internet data service, accounting for approximately 48.7% of our wireless Internet services revenue in 2004. However, we intend to increase promotion of our newer services, such as our MMS, WAP, IVR and ring-back tone services. In 2004, our MMS, WAP, IVR and ring-back tone services accounted for approximately 10.4%, 15.2%, 23.2% and 2.5%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue are the number of subscriptions, the number of downloads and the pricing of our subscriptions and downloads. Because subscription-based services include a bundle of downloads for a monthly price, which we believe provides a more stable source of revenue than single downloads, we focus upon promoting our subscription-based services.

Our operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 4.8%. China Mobile is currently implementing MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services, including usage, transmission and billing information. Under the MISC platform, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will be larger than that in 2004. As the MISC platform permits limited access to China Mobile’s usage and billing records to reconcile the discrepancy, this could lead to lengthy reconciliation negotiations between us and China Mobile and delay our revenue collection. For a discussion of the difference between our internally calculated revenue and our actual revenue, see “— Critical Accounting Policies — Wireless Internet Services Revenue Recognition,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the mobile telecommunications operators may require us to estimate portions of our reported revenue for wireless Internet services from time to time. As a result, subsequent adjustments may have to be made to our wireless Internet services revenue in our financial statements.”

Advertising. In 2004, all of our advertising revenue was derived from online advertising services. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period and the average revenue per client.

Commercial enterprise solutions. Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue. We are gradually phasing out this business because of its relatively low profit margins. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients.

Internet access. Our Internet access revenues are derived from the sale of prepaid cards that provide access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, however, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	16,731	55.8%	32,794	42.6%	63,966	52.1%
Cost of goods sold	8,143	27.2%	11,291	14.6%	791	0.6%

Total cost of revenues	24,874	83.0%	44,085	57.2%	64,757	52.7%

Cost of Services. Cost of services includes direct cost of services and common cost of services. Our wireless Internet services direct costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, certain content costs and product promotion and marketing expenses. Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues. Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff and wireless Internet services staff, and depreciation and maintenance costs relating to equipment used to provide services. We allocate our common costs to our wireless Internet services business and our advertising business in proportion to the gross profits from these businesses prior to the allocation of common costs. Our direct cost of services and our common cost of services accounted for 77.2% and 22.8%, respectively, of our cost of services in 2004. We expect that our cost of services will continue to increase as our wireless Internet services and online advertising businesses continue to expand in future periods.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. The sale of computer hardware to our commercial enterprise solutions clients has been a low profit margin business and we are gradually phasing out this business. As a result, our cost of goods sold declined from 14.6% of our revenues in 2003 to 0.6% of our revenues in 2004. We expect our sales of computer hardware and the related cost of goods sold will continue to decline in the future.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits(1):
Wireless Internet services	2,326	28,549	51,901
Advertising(2)	314	1,494	4,847
Commercial enterprise solutions	2,006	2,052	1,147
Internet access(3)	455	893	68

Total gross profits	5,101	32,988	57,963

Gross Profit Margin:
Wireless Internet services	23.4%	51.1%	46.0%
Advertising(2)	7.4%	25.6%	63.9%
Commercial enterprise solutions	17.8%	14.8%	52.4%
Internet access(3)	10.0%	57.2%	—
Total gross profit margin	17.0%	42.8%	47.2%

(1)	For the purpose of calculating our gross profits, certain costs that are common to both our wireless Internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.

(2)	Advertising gross profits include both online and, prior to 2004, offline advertising gross profits.

(3)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	3,069	10.2%	2,772	3.6%	7,695	6.3%
General and administrative expenses	7,356	24.5%	9,133	11.8%	12,385	10.1%
Product development expenses	692	2.3%	689	0.9%	886	0.7%
Amortization of intangibles	88	0.3%	629	0.8%	5,614	4.6%
Provision for impairment of goodwill, intangibles and property and equipment	2,215	7.4%	—	0%	307	0.3%

Total operating expenses	13,420	44.7%	13,223	17.1%	26,887	22.0%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003 and Treasure Base and Whole Win in 2004.

Provision for Impairment of Goodwill, Intangibles and Property and Equipment. Provision for impairment of goodwill, intangible assets and property and equipment consists of impairment charges for goodwill recorded in connection with acquisitions and impairment charges relating to intangible assets and property and equipment that have suffered a decline in value.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Our wireless Internet services revenue is derived from fees charged for providing users with SMS, MMS, WAP, IVR and ring-back tone services. Fees for our wireless Internet services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. We have, however, developed an internal system that records the number of messages that are sent from our Internet portal, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages sent from our Internet portal once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by

63

the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2003 and 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5% and 4.8%, respectively. By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on the estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements. However, such billing discrepancies have had no impact on the historical financial statements for 2002, since we recorded our revenue in accordance with the received monthly statements from the mobile operators.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless data revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet data services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet data services. Based on our assessments, we have decided to recognize our revenue based upon the gross amounts billed to our users.

Online Advertising Revenue Recognition

Our online advertising revenues are generally earned pursuant to contracts that include specific fee arrangements and payment terms, and that provide persuasive evidence that an arrangement exists. Revenue earned pursuant to these contracts is generally recognized either at the time that advertisements are displayed on our websites or when a specific number of website impressions are delivered. Certain of our contracts, however, do not include a fixed advertisement delivery pattern. Revenue earned pursuant to these contracts is deferred until the contract is completed. The timing with respect to revenues earned pursuant to these types of contracts could be materially different if the contracts included a fixed delivery pattern and a portion of the revenues could be recognized for services that are provided during periods prior to the period in which the contract is completed. In 2004, we recognized revenues of US$1,500,000 as a result of having deferred recognition of revenues in 2003 from certain online advertising contracts that did not include a fixed delivery pattern in the terms of the arrangement. There was no material deferred revenue recognition in 2004.

Impairment of Intangibles and Goodwill

We assess the carrying value of our intangible assets and goodwill on an annual basis and when factors are present that indicate an impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2002, we recorded impairment charges of US$2,215,000, to write off the remaining book value of the intangible assets and goodwill related to certain of our acquisitions and certain intangible assets.

During the year ended December 31, 2002, due to the continued weak performance of our online advertising business and our annual assessment of the recoverability of our intangible assets, we considered the need for an impairment of the identifiable intangible assets and goodwill recognized in connection with our acquisition of China Travel Network. We determined the amount of the impairment charge by using a future discounted cash flow methodology.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online.

For the year ended December 31, 2004, the management determined that there was no impairment of goodwill based on a valuation performed by an independent valuer. The valuation was prepared by the valuer using the market approach with comparisons to selected publicly traded companies operating in the same industry.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of, our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts.

Available-for-sale securities

Investments in available-for-sale securities are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expenses), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value below the amortized cost basis of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follow the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS No. 123 “Share-Based Payment,” or SFAS No. 123 (revised 2004), was issued by the FASB. This statement replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123 (revised 2004) applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS No. 123 (revised 2004) is effective for periods beginning after June 15, 2005, for public entities that do not file as small business issuers. We are in the process of assessing the impact of the application of SFAS No. 123 (revised 2004).

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone,

which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. As a result, we have determined that under U.S. GAAP we are the primary beneficiary of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidated the financial statements of these companies when preparing our consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports, our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

Our Reorganization

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless data service business, online advertising business and commercial enterprise solutions business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

Our Acquisitions

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, Puccini, which provides wireless IVR services through Wu Ji Network. The financial results of Wu Ji Network are included in our audited historical consolidated financial statements following completion of our acquisition. In addition, in the second half of 2004, we completed the acquisitions of Treasure Base and Whole Win. Treasure Base provides SMS services in cooperation with major television broadcasters in China through LingXun, and Whole Win provides WAP services through Startone.

In August 2004, we invested approximately US$1,494,000 to acquire a 13.95% equity interest in Sichuan Great Wall. This investment is accounted for using the cost method. We received no dividends from this investment for the year ended December 31, 2004, and we concluded that no impairment occurred in the book value of this investment. We have the option to increase our stake to 20.55% within 12 months of the initial investment.

On December 17, 2004, we entered into definitive agreements to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India. We anticipate this transaction will be completed prior to April 2005.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun and Startone beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. As the acquisition of Indiagames was not completed as of December 31, 2004, our audited historical consolidated financial statements do not include the financial results of Indiagames.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. This increase was primarily due to increases in our wireless Internet services revenues. In 2004, revenues from Puccini, Treasure Base and Whole Win contributed US$26,534,000, US$4,318,000 and US$215,000, respectively, to our total revenues. In 2003, Puccini contributed US$2,307,000 to our total revenues.

Wireless Internet Services. Our wireless Internet services revenue increased 102.1% to US$112,880,000 in 2004 from US$55,843,000 in 2003. This increase was primarily due to an increase of MMS and WAP revenues, which increased approximately twelve-fold to US$28,898,000 in 2004 from US$2,141,000 in 2003, as well as approximately a twelve-fold increase of IVR revenues to US$26,152,000 in 2004 from US$2,088,000 in 2003. The increase in our MMS, WAP and IVR revenues were due to the increased use of 2.5G handsets capable of using such services in China, as well as the expansion of our product portfolio. In addition, the increase in our IVR revenue was due to the full year effect of the service, which we began providing after our acquisition of Puccini in November 2003. Our SMS revenue increased to US$54,956,000 in 2004 from US$51,614,000 in 2003. Our SMS revenue increased 6.5% in 2004, compared to an increase of 418.3% in 2003, reflecting a significant decline in the growth of the SMS market due to the maturation of the market. The increase in our SMS, MMS and WAP revenues were in part due to our acquisitions of Treasure Base and Whole Win, the results of which were consolidated to our financial statements since August 11, 2004 and November 19, 2004, respectively.

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue decreased 84.2% to US$2,189,000 in 2004 from US$13,825,000 in 2003. This decrease was primarily due to our gradual phasing out of this business.

Internet Access. Our Internet access revenue decreased 95.7% to US$68,000 in 2004 from US$1,560,000 in 2003. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue with respect to our Internet access business in 2004 because Internet access cards that were sold in prior periods were used during this period. We did not incur any costs with respect to our Internet access card business in 2004 because such costs were accrued in 2003. The last Internet access card expired at the end of the first quarter of 2004, and we did not recognize any revenue or incur any costs with respect to our Internet access business in subsequent periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003.

Cost of Services. Our cost of services increased 95.1% to US$63,966,000 in 2004 from US$32,794,000 in 2003. This increase was primarily due to the increasing cost of acquiring content, products and services for our wireless Internet services business from third-party providers.

Cost of Goods Sold. Our cost of goods sold decreased 93.0% to US$791,000 in 2004 from US$11,291,000 in 2003. This decrease was primarily due to our gradual phasing out of the commercial enterprise solutions business.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 46.9% to US$64,757,000 in 2004 from US$44,085,000 in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased to US$57,963,000 in 2004 from US$32,988,000 in 2003. Our gross profit as a percentage of revenues, or gross profit margin, increased to 47.2% in 2004 from 42.8% in 2003.

Selling and Marketing Expenses. Our selling and marketing expenses increased 177.6% in 2004 to US$7,695,000, up from US$2,772,000 in 2003. This increase was due to the commencement of a new advertising campaign and marketing expenses associated with special marketing activities associated with the Olympic Games in Athens and the UEFA EURO 2004 football tournament, efforts to brand our portal business in order to attract more online advertising, and several road shows and new product launches.

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totaled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

Amortization of Intangibles. Our amortization of intangibles increased to US$5,614,000 in 2004 from US$629,000 in 2003. This increase was primarily due to the amortization in 2004 of US$4,411,000, US$710,000 and US$103,000 in intangibles acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 103.3% to US$26,887,000 in 2004 from US$13,223,000 in 2003.

Income from Operations. As a result of the foregoing, our income from operations was US$31,076,000 in 2004 compared to income of US$19,765,000 in 2003.

Net interest income. We recorded an interest income of US$3,095,000 in 2004, which was derived primarily from our investment in marketable securities in April 2004. The aggregate fair value of our marketable securities was US$116,471,000 as of December 31, 2004. The interest rate ranges from 2.25% per annum to 8% per annum.

Income Tax Credit. We recorded an income tax credit of US$41,000 in 2004 compared to an income tax credit of US$254,000 in 2003. Income tax credit decreased in 2004 primarily due to a reduction in the amount of deferred tax asset recognized by Beijing Lei Ting in 2004.

Minority Interests. The portion of income attributable to minority interests was US$304,000 in 2004 compared with a portion of income attributable to minority interests of US$127,000 in 2003. This was due to an increase in the net income of GreaTom. We recognize the entire net income of GreaTom in our consolidated financial statements and then deduct the portion of that net income attributable to Great Wall Technology Company, Ltd., which owned 10% of GreaTom as of December 31, 2003 and 2004.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$33,908,000 in 2004 compared to net income of US$19,572,000 in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002. This increase was primarily due to an increase in revenues from our wireless Internet services business.

Wireless Internet Services. Our wireless Internet services revenue increased to US$55,843,000 in 2003 from US$9,958,000 in 2002. This increase was primarily due to an increase in our SMS revenue due to an increase in both our SMS subscriptions and SMS downloads. In 2003, we had 31.8 million SMS subscriptions and 324.2 million SMS downloads. The increase in our SMS subscriptions was primarily due to the full year effect of this service, which we launched in the third quarter of 2002. The increase in SMS subscriptions as well as SMS downloads was also due to our increased focus upon developing our wireless Internet services business, which included increasing promotional efforts as well as expanding our product portfolio, and the general expansion of the SMS market in China.

Advertising. Our advertising revenue increased 38.2% to US$5,845,000 in 2003 from US$4,228,000 in 2002. This increase was due to a 73.7% increase in the average revenue per client to US$33,000 in 2003 from US$19,000 in 2002, partially offset by a 19.5% decrease in the number of our advertising clients to 178 in 2003 from 221 in 2002. In 2003, due to our increased focus on online advertising and our enhanced attractiveness to advertisers as the number of page views of our websites increased, our online advertising revenue, including bundled offline advertising revenue, reached

US$2,009,000 in 2003 and accounted for 34.4% of our total advertising revenue. In 2003, we had 122 online advertising clients and our average revenue per online advertising client was US$16,000.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue increased 23.0% to US$13,825,000 in 2003 from US$11,244,000 in 2002. This increase was primarily due to a 38.6% increase in our average revenue per large contract to US$244,000 in 2003 from US$176,000 in 2002, partially offset by a 4.0% decrease in our number of large contracts to 48 in 2003 from 50 in 2002. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 84.8% and 78.1%, respectively, of our commercial enterprise solutions revenue in 2003 and 2002. Our commercial enterprise solutions revenue is dependent upon the size and timing of our client’s projects. As a result, the number of our commercial enterprise solutions contracts and the average revenue per contract has fluctuated from period to period. Generally, however, we intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

Internet Access. Our Internet access revenue decreased 65.7% to US$1,560,000 in 2003 from US$4,545,000 in 2002. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue and incur costs with respect to our Internet access business in 2003 because Internet access cards that were sold in prior periods were used during this period. We do not expect to recognize a material amount of revenue or incur a material amount of costs with respect to our Internet access business in future periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002.

Cost of Services. Our cost of services increased 96.0% to US$32,794,000 in 2003 from US$16,731,000 in 2002. This increase was primarily due to an increase in the costs of our wireless Internet services as a result of the expansion of this business. The direct costs of our wireless Internet services increased to US$18,851,000 in 2003 from US$2,976,000 for the same period in 2002.

Cost of Goods Sold. Our cost of goods sold increased 38.7% to US$11,291,000 in 2003 from US$8,143,000 in 2002. This increase was due to an increase in our computer hardware sales to commercial enterprise solutions clients and the resulting increase in the cost of computer hardware sold.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 77.2% to US$44,085,000 in 2003 from US$24,874,000 in 2002.

Gross Profit. As a result of the foregoing, our gross profit increased to US$32,988,000 in 2003 from US$5,101,000 in 2002.

Selling and Marketing Expenses. Our selling and marketing expenses decreased 9.7% to US$2,772,000 in 2003 from US$3,069,000 in 2002. This decrease was primarily due to the fact that we were able to eliminate 14 sales and marketing positions as a result of our decision to stop selling Internet access cards in the fourth quarter of 2002. In addition, our marketing expenses in 2002 included a US$134,000 advertising campaign that we conducted in connection with the Soccer World Cup that was hosted by Korea and Japan. We did not conduct a comparable campaign in 2003.

General and Administrative Expenses. Our general and administrative expenses increased 24.2% to US$9,133,000 in 2003 from US$7,356,000 in 2002. This increase was primarily due to an increase in our provisions for bad debts and an increase in our compensation and benefits expenses. In 2003, we increased our provisions for bad debts to US$1,487,000 from US$781,000 in 2002 as a result of outstanding receivables from wholesale purchasers of our Internet access cards. For a discussion of our allowances for doubtful accounts policy, see “— Critical Accounting Policies.” We discontinued our Internet access business in the fourth quarter of 2002. Our compensation and benefits expenses increased 53.2% to US$3,563,000 from US$2,325,000 in 2002 as a result of an increase in the number of our general management, finance and administrative personnel to 97 on December 31, 2003 from 85 on December 31, 2002, as well as an increase in the average compensation and benefits paid to our personnel.

Amortization of Intangibles. Our amortization of intangibles increased to US$629,000 in 2003 from US$88,000 in 2002. This increase was primarily due to amortization of a contract between Wu Ji Network and China Mobile for the provision of wireless IVR services, which was acquired on November 19, 2003 in connection with our acquisition of Puccini. As a result of our acquisition, our amortization of intangibles will increase in future periods.

Total Operating Expenses. As a result of the foregoing, our total operating expenses decreased 1.5% to US$13,223,000 in 2003 from US$13,420,000 in 2002.

Income/(Loss) from Operations. As a result of the foregoing, our income from operations was US$19,765,000 in 2003 compared to a loss of US$8,319,000 in 2002.

Income Tax (Expense)/Credit. We recorded an income tax credit of US$254,000 in 2003 as opposed to an income tax expense of US$16,000 in 2002. The primary reason for this tax credit was the recognition of a US$274,000 deferred tax asset by Beijing Lei Ting.

Minority Interests. The portion of income attributable to minority interests was US$127,000 in 2003 compared with a portion of loss attributable to minority interests of US$389,000 in 2002. This change was due to a change in the net income of GreaTom. We recognize the entire net income or net loss of GreaTom in our consolidated financial statements and then deduct the portion of that net income, or add back the portion of the net loss, attributable to Great Wall Computer Software and Systems Co., Ltd. and Great Wall Technology Company, Ltd., which owned 20% and 10%, respectively, of GreaTom in 2001. In November 2003, Shenzhen Freenet purchased a 20% interest in GreaTom from Great Wall Computer Software and Systems Co. Ltd. Accordingly, from the date of this acquisition, only 10% of the net income or net loss of GreaTom will be attributed to minority interests.

Net Income/(loss). As a result of the foregoing, our net income attributable to shareholders was US$19,572,000 in 2003 compared to a net loss of US$8,354,000 in 2002.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759
Net cash used in investing activities	(4,935)	(2,758)	(146,099)
Net cash provided by/(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances, and it does not intend to do so in the future. As of December 31, 2004, our amounts due to related parties was US$20,331,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2004, we had cash and cash equivalents of US$79,320,000.

Net cash provided by operating activities was US$33,759,000 in 2004 compared to net cash provided by operating activities of US$19,669,000 in 2003. This increase was primarily due to the increase in our net income from US$19,572,000 in 2003 to US$33,908,000 in 2004. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$8,003,000 as of December 31, 2002, to US$14,689,000 as of December 31, 2003 and US$26,369,000 as of December 31, 2004. This increase is primarily due to the increase in our revenues from US$29,975,000 in 2002 to US$77,073,000 in 2003 and US$122,720,000 in 2004. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, after having decreased from 81 days in 2002. This increase in 2004 was primarily due to the lengthened payment cycles of mobile telecommunications operators. The decrease from 2002 to 2003 was primarily due to our decision to stop selling our Internet access cards, the expansion of our wireless Internet data services business and the fact that our wireless data service business has a shorter payment cycle than our Internet access business. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue. For a discussion of our allowances for doubtful accounts policy, see “— Critical Accounting Policies.”

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators. In 2004, the majority of our wireless Internet services revenue was contributed by two separate entities of the mobile telecommunications operators, upon whom we rely for billing and collection services. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

Net cash used in investing activities was US$146,099,000 in 2004 compared to US$2,758,000 in 2003. This increase in 2004 was primarily due to our purchase of marketable securities of US$118,883,000 that have maturity dates ranging from March 2008 to November 2011 and bear interest rates ranging from

2.25% per annum to 8% per annum. The increase in net cash used in investing activities was also due to our initial payments of US$18,077,000 and US$2,169,000, respectively, for the acquisitions of Treasure Base and Whole Win, purchases of property and equipment of US$9,175,000, and payments of US$1,663,000 to purchase intangible assets. Our net cash used in investing activity in 2003 was primarily used to purchase servers and other computer hardware in connection with the expansion of our business. Our total capital expenditures for computer hardware for the years ended December 31, 2004, 2003 and 2002 was US$7,946,000, US$4,111,000 and US$3,020,000, respectively.

We currently have US$2,026,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Capital expenditures	4,451	4,790	9,175
Capital divestitures (cost)	302	479	538
Capital divestitures (book value)	195	91	9

Net cash provided by financing activities was US$169,024,000 in 2004, which represents the net proceeds from our initial public offering. In 2003, net cash used in financing activities primarily related to the repayment of loans from related parties, and in 2002, net cash from financing activities primarily related to advances from related parties.

As at December 31, 2004, our balance of current assets and marketable securities totaled US$228,891,000 while the balance of our current liabilities amounted to US$168,221,000. We believe that our current cash and cash equivalents, cash flow from operations and marketable securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, our amounts due to related parties was US$20,331,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate and that do not have fixed repayment terms, but will become repayable on demand after December 31, 2004. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations in connection with our acquisition of Treasure Base as of December 31, 2004, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Due to related parties – short term	—	—	20,331
Due to related parties – long term	26,316	19,983	—

Total debt	26,316	19,983	20,331

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Due to related parties – short term	20,331	20,331	—	—	—
Purchase obligations(1)	103,798	103,798	—	—	—
Operating lease commitments	2,733	1,667	1,066	—	—
Other contractual commitments	2,026	2,026	—	—	—

Total contractual obligations	128,888	127,822	1,066	—	—

(1)	Includes cash payment of US$66,047,000 for the acquisition of Puccini, US$14,957,000 for the acquisition of Treasure Base, US$5,062,000 for the acquisition of Whole Win and US$17,732,000 for the acquisition of Indiagames.

In addition to the contractual obligations set forth in the table above, we are obligated to issue ordinary shares worth US$47,547,000 to Cranwood in the first half of 2005 in connection with our acquisition of Puccini. Cranwood has, however, agreed to provide us, upon request, within 10 business days following the final payment, an unsecured, twelve-month loan at an interest rate of 0.5% over the London Inter-Bank Offered Rate in an amount equal to half of the cash consideration actually received by Cranwood. Furthermore, in connection with our acquisition of Puccini, Cranwood has exercised its right under the acquisition agreement to distribute substantially all of the retained earnings of Wu Ji Network accumulated prior to September 25, 2003, the date of the acquisition agreement, by donating a sum of US$1,842,000 to Shantou University in China and confirmed that this donation satisfied such right in full. We accrued a liability for this donation in 2003 and the donation was made in 2004.

Holding Company Structure

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends. See note 22 to our audited historical consolidated financial statements included in this annual report and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We rely on dividends and other distributions on equity paid by our subsidiaries and other payments by Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network to fund any cash requirements we may have.”

Research and Development

Research and development costs represented 0.7% of our total revenues in 2004, consistent with the level in 2003. We anticipate that research and development costs will increase in 2005 to expand our wireless product and service offering and recruit software engineers. For more detail about our research and development, see “Item 4 — Product Development.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Income Taxation

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

In future periods, we expect that substantially all of our revenues will be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally,

PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The table below sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	7.5%	7.5%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	0%	0%	7.5%	7.5%	7.5%	15%
GreaTom	7.5%	7.5%	7.5%	15%	15%	15%
Beijing Super Channel	7.5%	7.5%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	0%	0%	7.5%	7.5%	7.5%
LingXun	0%	0%	7.5%	7.5%	7.5%	15%
Ceng Dong Yi	0%	0%	0%	7.5%	7.5%	7.5%
Beijing Lahiji	0%	0%	0%	7.5%	7.5%	7.5%
Startone	0%	0%	0%	7.5%	7.5%	7.5%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses. For a discussion of our deferred tax valuation allowance accounting policy, see “— Critical Accounting Policies.”

The table below sets forth the tax loss carry forward with respect to certain of our subsidiaries and variable interest entities as of December 31, 2004:

	Expiring on December 31,
	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	2,589	—	825	856	908
Beijing Lei Ting (Chengdu)	506	—	—	—	506
GreaTom	49	—	49	—	—
Beijing Super Channel	1,373	—	—	1,373	—
Shanghai Super Channel	1,715	345	432	377	561

In addition, our revenues are subject to business taxes and value-added taxes. For a summary of these taxes, see “— Revenues.”

Item 6.	Directors, Senior Management and Employees

General

Our directors are required to retire their position as a director of our company at each annual general meeting. However, they will be eligible for re-election.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	formulating our debt and finance policies and proposals for the increase or decrease in our issued share capital and the issuance of debentures;

•	formulating our major acquisition and disposal plans, and plans for merger, division or dissolution;

•	formulating proposals for any amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, PRC 100738.

Name	Age	Director or Officer since	Position
Frank John SIXT	53	September 2003	Chairman of the Board of Directors
CHOW WOO Mo Fong, Susan	51	October 2003	Alternate Director to the Chairman of the Board of Directors
Sing WANG	41	August 2001	Vice Chairman of the Board of Directors
WANG Lei Lei	31	September 2003	Executive Director and Chief Executive Officer
Peter Andrew SCHLOSS	44	December 2003	Executive Director and Chief Financial Officer
XU Zhiming	43	October 2003	Executive Director and Chief Operating Officer
WU Yun	32	September 2003	Executive Director and Vice President of Department of Operations
FENG Jue, Elaine	32	September 2003	Executive Director and Executive Vice President of Department of Sales and Marketing
FAN Tai	33	October 2003	Executive Director and Vice President of Finance
TONG Mei Kuen, Tommei	40	April 2003	Non-Executive Director
MA Wei Hua	56	October 2003	Independent Non-Executive Director
KWONG Che Keung, Gordon	55	October 2003	Independent Non-Executive Director
LO Ka Shui	58	September 2004	Independent Non-Executive Director
MA Liang Chun, Joshua	37	February 2004	Executive Vice President of Department of Wireless Operations
LIU Bing Hai	35	December 2003	Vice President of Wireless Operations
ZHANG Ming Jin	28	March 2002	Director of Wireless Operations Department
MAK Soek Fun, Angela	40	August 2001	Company Secretary
LAM Suen Ling, Shermaine	29	January 2004	Qualified Accountant
PU Dong Wan	38	November 2003	Vice President
LI Chuang Dong	31	August 2004	Vice President
ZHANG Dong	34	March 2005	Assistant to Vice President
HE Jing, Sarah	37	August 2004	Director of Sales Department

Executive Directors

WANG Lei Lei, aged 31, has been an executive director and the chief executive officer of our company in charge of the overall management of our company since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group Limited in December 2002, a director of Beijing Super Channel Network Limited in December 2002, a general manager of Beijing Super Channel Network Limited in November 2000, a director of Shanghai Super Channel Network Limited in March 2003, a director of Shenzhen Freenet Information Technology Company Limited in April 2001, an executive director of Beijing Lei Ting Wan Jun Network Technology Limited in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting Wan Jun Network Technology Limited in August 2002. Mr. Wang joined TOM Group in August 1999 and was made head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Peter Andrew SCHLOSS, aged 44, has been an executive director and the chief financial officer of our company since December 17, 2003. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining our company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

XU Zhiming, aged 43, has been an executive director and the chief operating officer of our company since October 14, 2003. Since January 2002, Dr. Xu has served as a senior advisor to TOM Group Limited and he was appointed as a director of Shanghai Super Channel Network Limited in November 2003. Between 1999 and 2001, Dr. Xu was an executive director at China Resources Enterprises Limited, an executive director at China Resources Beijing Land Limited and managing director and chief operating officer at China Resources Logic Limited, all of which are listed on the Hong Kong Stock Exchange. Between 1993 and 1999, Dr. Xu also served as an investment banker in Hong Kong, including at Nomura International and NatWest Markets, as well as Bank Boston, where he also served as director and head of origination-Greater China. Dr. Xu graduated in 1983 from Peking University with a B.S. in Physics, in 1986 from the Graduate School of Chinese Academy of Social Sciences with an M.A. in Economics and in 1993 from University of Manchester in the United Kingdom with a Ph.D. in Economics.

WU Yun, aged 32, has been an executive director and vice president of the department of operations of our company since September 15, 2003. Mr. Wu joined our company in October 2000 as manager of the department of business development of Beijing Super Channel Network Limited. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003 and deputy general manager of Shanghai Super Channel Network Limited and Shenzhen Freenet Information Technology Company Limited in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

FENG Jue, Elaine, aged 32, has been an executive director and executive vice president of the department of sales and marketing of our company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel Network Limited. Ms. Feng was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003 and deputy general manager of Shanghai Super Channel Network Limited and Shenzhen Freenet Information Technology Company Limited in November 2003. Prior to joining our company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

FAN Tai, aged 33, has been an executive director and vice president of finance of our company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Non-Executive Directors

Frank John SIXT, aged 53, has been a non-executive director and the chairman of our company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited and the chairman of TOM Group Limited. He is also a non-executive director of Cheung Kong (Holdings) Limited, an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Global Communications Holdings Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He is also a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW WOO Mo Fong, Susan, aged 51, has been an alternate director to the chairman of our company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group Limited. She is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited, and a director of Hutchison Telecommunications International Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Sing WANG, aged 41, has been a non-executive director and the vice chairman of our company since August 28, 2001 and is an executive director and the chief executive officer of TOM Group Limited. He is a very experienced private equity investor in Greater China. Mr. Wang worked at Goldman Sachs (Asia) L.L.C., where he was an executive director where his principal responsibilities were in the direct investment area. He was also a manager at Wardley Direct Investment Management Ltd. (a subsidiary of the Hong Kong Bank Group) and a strategic consultant at McKinsey & Co. in Chicago. Mr. Wang also worked for the Chinese Academy of Sciences immediately after he graduated from Yunnan University. Mr. Wang graduated in 1982 from Yunnan University, the PRC, with a Bachelor’s degree in Science. In 1986, he received a Master of Science degree in Forestry and its Relation to Land Use and in 1989 with a Bachelor of Arts degree in Philosophy, Politics and Economics and an M.A. in 1996, all from Oxford University.

TONG Mei Kuen, Tommei, aged 40, has been a non-executive director of our company since April 1, 2003 and an executive director and the chief financial officer of TOM Group Limited. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Independent Non-Executive Directors

MA Wei Hua, aged 56, has been an independent non-executive director of our company since October 14, 2003. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

KWONG Che Keung, Gordon, aged 55, has been an independent non-executive director of our company since October 14, 2003. He is currently a non-executive director of COSCO Pacific Limited and an independent non-executive director of COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Vision Century Corporation Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Henderson China Holdings Limited. Prior to such positions, Mr. Kwong was a partner of Pricewaterhouse. He has also served as a part-time panel member of the Hong Kong Government Central Policy Unit and was an independent member of the Council of the Hong Kong Stock Exchange. Mr. Kwong graduated from the University of Hong Kong in 1972 and qualified as a chartered accountant in England in 1977.

LO Ka Shui, aged 58, has been an independent non-executive director of our company since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 24 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Executive Officers

MA Liang Chun, Joshua, aged 37, has been an executive vice president of the department of wireless operations of our company since February 2004. Mr. Ma joined our company in February 2004. Prior to joining our company, Mr. Ma served as chief executive officer of Rock Mobile Corporation since 2000. Mr. Ma graduated in 1994 from National Chung Hsin University, Taiwan with an MBA, and in 1992 from Chinese Culture University with a B.S. in Geology.

LIU Bing Hai, aged 35, has been a vice president of wireless operations of our company since December 2003. Mr. Liu was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003. Mr. Liu joined the Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer Aided Design and in 1993 from North China University with a B.S. in Transmission Controls.

MAK Soek Fun, Angela, aged 40, has been the company secretary of our company since August 2001. Ms. Mak is also head corporate general counsel and company secretary of TOM Group Limited. She holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia. She has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining TOM Group Limited, she was a senior group legal counsel of Hutchison Whampoa Limited.

LAM Suen Ling, Shermaine, aged 29, has been a qualified accountant of our company since January 2004. She holds a Bachelor’s degree in business administration from The Chinese University of Hong Kong. Prior to joining TOM Group Limited, she had worked at PricewaterhouseCoopers in Hong Kong for over four years. Ms. Lam is an Associate of the Association of Chartered Certified Accountants and an Associate of the Hong Kong Institute of Certified Public Accountants. In January 2004, Ms. Lam commenced working on a full-time basis for our company.

LI Chuang Dong, aged 31, has been a vice president of our company since August 2004. In September 2002, Mr. Li founded Beijing LingXun Interactive Science Technology and Development Company Limited and served as general manager. From November 2001 to August 2002, Mr. Li served as general manager of Beijing Hong Xin Xun Meng Science and Technology Development Co., Ltd. Mr. Li graduated in 1998 from Henan University, majoring in Chrematistics.

PU Dong Wan, aged 38, has been a vice president of our company since November 2003. Since 2001, Mr. Pu has served as deputy general manager at Beijing GreaTom United Technology Company Limited. Prior to joining our company, Mr. Pu served as general manager at Beijing Rewin Network Technology Company. Mr. Pu graduated in 1992 from Nanjing University of Science and Technology with an M.S. in Computer Automation and in 1989 from the same university with a B.S. in Photo Electronics.

ZHANG Dong, aged 34, has been an assistant to the vice president at our company since March 2005. Since 2002, Mr. Zhang has served as general manager of Startone (Beijing) Information Technology Co., Ltd. From 1999 to 2001, Mr. Zhang served as sales director at Clarent Corporation (USA) Beijing Representative Office. Mr. Zhang graduated in 1993 from Changchun Institute of Posts and Telecommunications, majoring in Program-control Switching.

HE Jing, Sarah, aged 37, has been a director of the sales department of our company since August 2004. Prior to joining the Group, Ms. He served as customer service director at DangDang Online Bookstore. From July 1998 to September 2003, Ms. He served as programmer at Star Fire Inc. in Canada. From March 1993 to March 1998, Ms. He served as general manager assistant and marketing/communication specialist at Group Schneider (China). Ms. He graduated in 1990 from Beijing College of Economics with a B.S. in MIS.

ZHANG Ming Jin, 28, has been a director of the Wireless Operations Department of our company since July 2004. She joined our company in August 2000 and served as programmer and system analyst, and in October 2002 she was promoted to senior engineer of Beijing Super Channel Network Limited. Ms. Zhang graduated from the College of Information Science in the Capital University of Economics and Trade in 2001 with an M.S. and in 1998 with a B.S. in Information Management.

There is no family relationship among any of our directors or executive officers.

As we are 71.86% owned by TOM Group, we are a “Controlled Company” within the meaning of Rule 4350(c)(5) of the Nasdaq Listing Rules and therefore are exempt from the requirement that our board consist of a majority of independent directors.

Each of our executive directors has entered into a service agreement with us, while other directors have entered into no such agreements. Pursuant to the service agreements, each of our executive directors is entitled to receive a basic salary and will also receive an annual bonus payable for each twelve-month period completed by such executive director commencing on January 1 of the calendar year immediately following the date such executive director enters into such employment contract. None of these service agreements provide benefits to our directors or executive officers upon termination. All of the executive directors are bound by the confidentiality and non-competition provisions in each of their employment agreements with us.

Board Practices

To enhance our corporate governance, we have established three board committees: an audit committee, a nominations committee and a remunerations committee, all of which are comprised of independent non-executive directors.

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules and Chapter 5 of GEM Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. All audit committee members are independent non-executive directors. The members of our audit committee are Kwong Che Keung, Gordon, Ma Wei Hua and Lo Ka Shui. The board of directors has determined that Mr. Kwong is an audit committee financial expert.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become members of our board of directors and recommends that the board select our director nominees. The committee has a formal written charter that sets forth its duties and powers. All the nominations committee members are independent non-executive directors. The members of our nominations committee are Kwong Che Keung, Gordon, Ma Wei Hua and Lo Ka Shui.

Remunerations Committee

We have established a remunerations committee, which reviews and recommends to our board of directors the salaries, benefits and stock option grants of our directors and executive employees. The committee has a formal written charter that sets forth its duties and powers. All the remunerations committee members are independent non-executive directors. The members of our remunerations committee are Kwong Che Keung, Gordon, Ma Wei Hua and Lo Ka Shui.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Each of our executive directors, Wang Lei Lei, Peter Andrew Schloss, Xu Zhiming, Wu Yun, Feng Jue, Elaine and Fan Tai, has entered into service agreements with us. The service agreements are continuous in term unless terminated upon three months’ written notice. The executive directors are entitled to an annual bonus payable for each twelve-month period completed commencing on January 1 of the calendar year immediately following the date of such service agreement; however, no bonus was paid to the executive directors for 2004 as at December 31, 2004. Each of Peter Andrew Schloss and Wang Lei Lei is entitled to a monthly housing allowance of US$10,256 and US$3,269, respectively. Our executive directors are also entitled to reimbursement of all reasonable out-of-pocket expenses and medical benefits. The aggregate remuneration paid and benefits in kind granted to our directors and executive officers for the years ended December 31, 2002, 2003 and 2004 was approximately US$642,000, US$1,213,000, and US$1,390,000, respectively. The amounts paid to our non-executive directors in 2004 were as follows:

Frank John SIXT	US$	6,000
Sing WANG	US$	6,000
TONG Mei Kuen, Tommei	US$	115,000
MA Wei Hua	US$	26,000
KWONG Che Keung, Gordon	US$	26,000
LO Ka Shui	US$	7,000

The basic annual salaries of our executive directors in 2004 were as follows:

WANG Lei Lei	US$	190,700
Peter Andrew SCHLOSS	US$	307,692
XU Zhiming	US$	246,154
WU Yun	US$	65,758
FENG Jue, Elaine	US$	39,167
FAN Tai	US$	68,892

The total amount set aside or accrued by the company or its subsidiaries for pension, retirement or similar benefits for directors and executive officers is US$6,000.

Share Ownership

We adopted a pre-initial public offering share option plan, pursuant to which we have granted 280,000,000 options to certain of our employees and directors to acquire our ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. We may not grant any additional options pursuant to this plan. The options granted under this plan will expire ten years from the date of grant. In 2004, options covering 17,574,960 ordinary shares lapsed, and options covering 262,425,040 ordinary shares remained outstanding as of December 31, 2004.

The following table sets forth information on options that have been granted pursuant to our pre-initial public offering share option plan as of December 31, 2004.

Name of grantee	Number of shares to be issued upon exercise of options(1)		Approximate percentage of our issued share capital as of December 31, 2004(2)
Executive Directors(3)
WANG Lei Lei	165,000,000	(4)	3.97%
Peter Andrew SCHLOSS	10,000,000	(5)	0.24%
XU Zhiming	7,500,000	(6)	0.18%
FENG Jue, Elaine	10,000,000	(6)	0.24%
WU Yun	7,500,000	(6)	0.18%
FAN Tai	10,000,000	(6)	0.24%
Senior Management
MA Liang Chun, Joshua	5,000,000	(5)	0.12%
LIU Bing Hai	7,500,000	(6)	0.18%
ZHANG Ming Jin	1,056,595	(6)	0.03%
LAM Suen Ling, Shermaine	300,000	(6)	0.01%
Others
PU Dong Wan	7,500,000	(6)	0.18%
WAN Hua	2,686,197	(6)	0.06%
SU Ying Qi	2,604,164	(6)	0.06%
XIE Ning	2,296,943	(6)	0.06%
TIAN Yu Ling	1,500,000	(6)	0.04%
OUYANG Zheng Yu	1,320,744	(6)	0.03%
DU Ying Shuang	1,282,547	(6)	0.03%
Other staff (comprising 437 individuals)	19,377,850	(6)	0.46%

Total	262,425,040		6.31%

(1)	The expiration date for all of the options granted pursuant to our pre-initial public offering share option plan is February 15, 2014.

(2)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options granted under the pre-initial public offering share option plan.

(3)	Each of our directors has undertaken to the Hong Kong Stock Exchange not to exercise his or her options to the extent that such exercise would result in the public float being reduced below the minimum percentage prescribed by the GEM Listing Rules. Any of our shares which are held by our directors are not considered to be in public hands under the GEM Listing Rules.

(4)	Of the options granted, 10% vest one month after our shares are listed on GEM, or the listing date, but are not exercisable until six months after the listing date, and 15%, 20%, 25% and 30%, respectively, vest one, two, three and four years after February 16, 2004.

(5)	Of the options granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after February 16, 2004.

(6)	Of the options granted, 10% vest one month after the listing date, but are not exercisable until six months after February 16, 2004, and the remaining options vest ratably over three years on an annual basis commencing on the first anniversary of February 16, 2004.

In addition, we adopted a share option scheme, pursuant to which we may grant our officers, directors, employees and business associates options to purchase our ordinary shares. The purchase price for ordinary shares issued upon exercise of an option may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares. The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of our issued ordinary shares. We may, however, seek separate approvals from our shareholders and our parent company’s shareholders for granting options beyond the 10% limit. Under GEM Listing Rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time. As of December 31, 2004, we have not granted any options pursuant to this scheme. This scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

The following table sets forth the number of ordinary shares held by our directors and executive officers as of December 31, 2004:

Name of director	Number of ordinary shares held	Percentage of our issued share capital as of December 31, 2004
Sing WANG	83,142	*
WANG Lei Lei	5,000,000	*

*	Less than one percent

Employees

See “Item 4 — Information on the Company — Business Overview — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Ordinary Shares Beneficially Owned as of March 5, 2004 (immediately prior to our initial public offering)		Ordinary Shares Beneficially Owned as of December 31, 2004
Name of Beneficial Owner of more than 5%	Number	Percent	Number	Percent
TOM Group Limited	2,800,000,000	96.7%	2,800,000,000	71.9%
Cheung Kong (Holdings) Limited(1)	1,031,717,020	35.6%	1,042,898,244	26.8%
Hutchison Whampoa Limited(1)	687,811,587	23.7%	695,274,833	17.9%
Cranwood Company Limited(2)	784,011,587	27.1%	799,580,950	20.5%

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited, or TDT1, as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

(2)	Cranwood beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Further, Cranwood directly and indirectly owned 2.9% of our outstanding ordinary shares as a result of the issue of initial consideration shares to Cranwood for our acquisition of Puccini. Ms. Chau Hoi Shuen indirectly holds 100% of the beneficial ownership interest in Cranwood and is entitled to exercise all of the voting power at general meetings of Cranwood.

TOM Group Limited, our controlling shareholder, has its principal place of business at 48/F, The Center, 99 Queen’s Road, Central, Hong Kong. TOM Group Limited was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company with limited liability in October 1999, and was listed on GEM under the stock code “8001.” On August 4, 2004, shares of TOM Group Limited was withdrawn from GEM and became listed on the main board of the Hong Kong Stock Exchange under the code “2383.” The three largest shareholders of our parent company are Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and Cranwood Company Limited, which indirectly hold approximately 12.2%, 24.5% and 24.5%, ownership interest in our parent company, respectively, as of December 31, 2004.

None of our major shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering.

We are not aware of any arrangement which may at a later date result in a change of control of our company.

As of December 31, 2004, there were 3,896,200,000 ordinary shares issued and outstanding. As of December 31, 2004, there were four registered holders of American depositary receipts evidencing 6,818,100 ADSs, representing 545,448,000 ordinary shares.

Related Party Transactions

Non-Competition Undertaking

In connection with our initial public offering, we entered into a deed of non-competition with our parent company. Under this deed, among other things and subject to certain conditions:

•	our parent company undertakes to us that, without our prior written consent, it will not, and shall ensure that its subsidiaries will not, directly or indirectly, within the PRC engage in, invest in, carry on, participate in or have any interest in, any online activities that compete with our online businesses in the PRC (including wireless Internet services, online advertising and commercial enterprises solutions);

•	if our parent company or any of its subsidiaries identifies or is offered by a third party any online business opportunity (i) within the PRC, then our parent company or its subsidiary will give us a right of first refusal to such online business opportunity, and should we decline and our parent company or one of its subsidiaries chooses to engage in such business and subsequently dispose of its interest in the business created from such business opportunity, it shall give us a right of first refusal to acquire its interest, which will expire on the fifth anniversary date of the deed of non-competition or (ii) outside the PRC, then our parent company or its subsidiary will give us a right of first refusal to such online business opportunity; and

•	as part of its principal businesses, which comprise outdoor media, print media, sports and entertainment, and any other new business that our parent company may have from time to time, our parent company and its subsidiaries may continue to engage in certain online services ancillary to their businesses so long as:

•	the revenue earned for such ancillary online services of any of our parent company’s business divisions (excluding the online services provided through its Hong Kong portal) will not exceed 10% of the total revenue earned from that division in the same financial year;

•	the revenue earned for such ancillary online services of all of our parent company’s businesses (including online services provided through its Hong Kong portal) will not exceed 5% of the total revenue of our parent company (but excluding the revenue attributed to us which is consolidated into the total revenue of our parent company) in the same financial year; and

•	the revenue earned for such ancillary online services of all of our parent company’s businesses (including online services provided through its Hong Kong portal) will not exceed 15% of our total revenue in the same financial year.

In addition, our parent company granted us a call option exercisable within 3 years from the date of listing our ordinary shares on GEM, which allows us to acquire our parent company’s Hong Kong portal at a market price that will be determined by an independent valuer.

The deed of non-competition does not place any restriction on the ten excluded business entities of our parent company in either non-portal businesses within the PRC, online businesses outside the PRC or passive investments of our parent company (other than our parent company’s Hong Kong portal), nor does it restrict our parent company from undertaking any television or broadcasting business, any ISP business, audio-visual business or any investments in either listed companies which engage in online activities (provided our parent company’s interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by our parent company).

The deed of non-competition took effect on the date of listing of our ordinary shares on GEM and our ADSs on Nasdaq and will terminate on the later of (i) when our parent company ceases to hold, directly or indirectly, 30% or more of our issued share capital, (ii) when our ordinary shares or ADSs are no longer listed on either GEM or Nasdaq, or (iii) the second anniversary date of the deed of non-competition.

Agreements Relating to Our Reorganization and Our Initial Public Offering

Restructuring Agreement. We, our parent company and Rich Wealth Holdings Limited, a wholly-owned subsidiary of our parent company, entered into a restructuring agreement on September 20, 2003, pursuant to which our parent company and Rich Wealth Holdings Limited transferred to us their 100% interest in the issued share capital of Lahiji, Laurstinus and Advanced Internet Services, respectively.

Trademark and Domain Name License Agreement. Tom.com enterprises limited, a wholly-owned subsidiary of our parent company, entered into a trademark and domain name license agreement with Beijing Super Channel, one of our wholly-owned subsidiaries, pursuant to which tom.com enterprises limited granted Beijing Super Channel an exclusive license to use certain trademarks relating to the “TOM” logo and the domain names of tom.com, bj.tom.com and cn.tom.com solely in respect of Internet and Internet-related businesses in the PRC. This license is free of charge until the later of (i) when our parent company ceases to hold 30% or more of our issued share capital and (ii) the second anniversary of the day on which our ordinary shares begin to be listed on GEM. At that time, Beijing Super Channel will have to pay a license fee, to be determined under a new agreement between the parties, to tom.com enterprises limited for the use of the trademarks. In the event that we and our parent company cannot agree on the license fee or other terms of use of the trademarks, Beijing Super Channel may continue to use the trademarks free of charge for one year from the date we cease to have the right to use these trademarks free of charge. In addition, Beijing Super Channel may require tom.com enterprises limited to grant it a perpetual license of the domain names for a license fee to be agreed upon, provided such fee shall not exceed US$5,000,000.

Agreements in Connection with Our Acquisition of Puccini

Sale and Purchase Agreement. Bright Horizon Enterprises Limited, one of our wholly-owned subsidiaries, entered into a sale and purchase agreement with Cranwood, a 24.6% shareholder of our parent company, on September 25, 2003 to acquire its entire issued share capital in Puccini, which provides wireless IVR services in China through Wu Ji Network. We and our parent company agreed to serve as guarantors of Bright Horizon Enterprises Limited.

Agreements in Connection with GreaTom

On September 25, 2003, Shenzhen Freenet acquired a 20% share interest in GreaTom, in which TOM.COM (China) Investment Co. Ltd., or TOM.COM (China), already held a 70% share interest. Shenzhen Freenet, TOM.COM (China) and Great Wall Technology Company Limited, a 10% shareholder in GreaTom, signed an amendment on September 25, 2003 to the January 2, 2001 contract by which GreaTom had been established, pursuant to which Shenzhen Freenet and TOM.COM (China) agreed to jointly assist GreaTom in its capital operation to maximize profits, provide management experience and training, provide software and other resources over which they own intellectual property rights either free of charge or at the most favorable price, and help GreaTom become a leader in providing Chinese community broadband network content services.

Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries

In connection with our reorganization, we have entered into various agreements in respect of ongoing provision of media and other services with our parent company or its subsidiaries as described below.

Administrative Services Agreement. TOM.COM INTERNATIONAL LIMITED (now known as TOM Group International Limited), a wholly-owned subsidiary of our parent company, entered into an administrative services agreement with us on September 26, 2003. Pursuant to this administrative services agreement, TOM.COM INTERNATIONAL LIMITED will provide or will use reasonable endeavors to procure our parent company and its other subsidiaries to provide us certain administrative services, including company secretarial services, legal services and staff training services. This agreement is for a term of three years from the date of our listing of our ordinary shares on GEM. We expect that the fees payable annually by us under this agreement will not exceed HK$5 million (US$0.6 million). The fees incurred by us under this agreement will be calculated on a cost reimbursement basis by reference to the actual cost incurred in providing such services.

Media Services Agreement. We entered into a media services agreement with TOM.COM INTERNATIONAL LIMITED (now known as TOM Group International Limited), a wholly-owned subsidiary of our parent company, on September 26, 2003. Pursuant to this agreement, TOM.COM INTERNATIONAL LIMITED shall provide and/or use reasonable endeavors to procure the provision of certain goods and services to us on a non-exclusive basis, including print and publishing services, public relations and sports event management and other organization services, content, advertising services or other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for media services under this agreement are HK$3 million (US$0.4 million) for 2004, HK$4 million (US$0.5 million) for 2005 and HK$5 million (US$0.6 million) for 2006.

Online Media Services Agreement. We entered into an online media services agreement with TOM.COM INTERNATIONAL LIMITED (now known as TOM Group International Limited), a wholly-owned subsidiary of our parent company, on September 26, 2003. Pursuant to this agreement, we shall provide and/or procure the provision of certain goods and services to our parent company and its subsidiaries on a non-exclusive basis, including content, mobile communication, infotainment services or related telecommunications services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the online media services under this agreement are HK$1 million (US$0.1 million) for the period from the date of our listing until the end of 2004, HK$1.5 million (US$0.2 million) for 2005 and HK$2 million (US$0.3 million) for 2006.

Cooperation Agreement. Shanghai Maya Online Broadband Network Company Limited, or Shanghai Maya, a subsidiary of our parent company, entered into a cooperation agreement with Beijing Lei Ting on January 27, 2003. Pursuant to this agreement, Shanghai Maya provides and permits Beijing Lei Ting to use certain content from its database while Beijing Lei Ting provides access to its wireless short messaging platform and mobile network to Shanghai Maya to enable it to provide wireless Internet services. In addition, Shanghai Maya permits Beijing Lei Ting to place on Shanghai Maya’s website, www.cnmaya.com, hyperlinks to the websites controlled by Beijing Lei Ting and other websites controlled by our parent company. Beijing Lei Ting pays Shanghai Maya RMB 600,000 (US$72,493) per year for using such content, and Beijing Lei Ting and Shanghai Maya share equally the net profits from the wireless Internet services. This agreement expired on December 31, 2003.

Content License Agreements. ChinaPlus (Beijing) Company Limited, or ChinaPlus Beijing, a subsidiary of our parent company, entered into a content license agreement with Beijing Lei Ting on April 30, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to Beijing Lei Ting so that Beijing Lei Ting or its website users can download SMS and MMS content. ChinaPlus Beijing also permits Beijing Lei Ting to use, broadcast, exhibit and send such contents through the Internet, wireless telecommunications equipment or other media. Beijing Lei Ting is entitled to 46% to 48%, depending on the type of content being sold, of the net profit per sale of such content. This agreement expired on April 29, 2004.

ChinaPlus Beijing also entered into a content license agreement with Shenzhen Freenet on August 6, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to Shenzhen Freenet so that Shenzhen Freenet and its website users can download wireless data. ChinaPlus Beijing permits Shenzhen Freenet to use, broadcast, exhibit and send such contents through the Internet, wireless telecommunication equipment or other media. Shenzhen Freenet is entitled to 40% to 55%, depending on the type of content being sold, of the net profit per sale of such content. This agreement expired on August 5, 2004.

In addition, ChinaPlus Beijing entered into a content license agreement with GreaTom on August 6, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to GreaTom for, inter alia, the use, broadcast, exhibit, transmission and downloading by website users of certain wireless contents through the Internet, wireless telecommunications equipment or other media. GreaTom is entitled to 40% to 55% of the revenue, depending on the type of content. This content license agreement expired on August 5, 2004.

License Agreement. Cernet Online Company Limited, or Cernet, a subsidiary of our parent company, entered into a license agreement with Beijing Lei Ting on November 21, 2002. Pursuant to this agreement, Beijing Lei Ting granted a license to Cernet to use the TOMNET trademark, but Cernet does not have the right to sub-license the TOMNET trademark to any third party without prior consent from Beijing Lei Ting. Beijing Lei Ting also permits Cernet to use various related network resources and customer information of TOMNET. This agreement expired on November 20, 2004.

ISP Cooperation Agreement. Beijing Lei Ting entered into an ISP cooperation agreement with Cernet on November 4, 2002, as amended in May 2003. Pursuant to this agreement, Cernet provides a dial-in number to customers of Beijing Lei Ting to access the Internet and Beijing Lei Ting pays a monthly usage fee. In addition, the parties share the profits equally. Notwithstanding the above, Beijing Lei Ting will pay a fixed monthly usage fee of RMB9,000 (US$1,087) to Cernet for the period from May 2003 to October 2003. This agreement expired on November 1, 2004.

Lease Agreements. Beijing Super Channel entered into a lease agreement on July 2, 2003 with Beijing Oriental Plaza Company Limited, or Beijing Oriental, an associate of Cheung Kong (Holdings) Limited, which agreement was amended on February 13, 2004. Pursuant to this agreement, Beijing Super Channel leases from Beijing Oriental the 8th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006.

TOM.COM (China) entered into a lease agreement on July 2, 2003 with Beijing Oriental, which agreement was amended on February 13, 2004, pursuant to which TOM.COM (China) leases from Beijing Oriental Rooms 1-6 on the 9th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006. TOM.COM (China) also entered into a lease agreement on July 2, 2003 with Beijing Oriental, which agreement was amended on February 13, 2004, pursuant to which TOM.COM (China) leases from Beijing Oriental Rooms 7-8 on the 9th Floor, Tower

W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006.

Wu Ji Network entered into a lease agreement on February 13, 2004 with Beijing Oriental, pursuant to which Wu Ji Network leases from Beijing Oriental Rooms 7-8 on the 5th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on August 14, 2006.

GreaTom entered into a customer service center lease agreement with Beijing Redsail Netlegend Data Network Technology Company Limited, or Redsail, a wholly-owned subsidiary of our parent company, on July 30, 2003. Pursuant to this lease agreement, GreaTom leases from Redsail one seat in its customer service center in Beijing for the provision of certain services to customers of GreaTom. The rent is RMB8,000 (US$967) per month. This agreement expired on August 15, 2004.

Wu Ji Network entered into a lease agreement with Redsail, a wholly-owned subsidiary of our parent company, on June 3, 2003. Pursuant to this lease agreement, Wu Ji Network leases from Redsail two seats in its customer service center in Beijing so that Wu Ji Network can provide customer services to its users of wireless IVR services. The rent is RMB5,800 (US$701) per seat per month. This agreement expired on June 3, 2004. Wu Ji Network entered into a supplemental lease agreement with Redsail on September 9, 2003 to lease 12 additional seats for an additional payment of RMB67,400 (US$8,143) per month.

Shareholders’ Loan Agreements

On September 21, 2003, our parent company, TOM Group Limited, entered into a loan agreement with each of Laurstinus, Lahiji and Advanced Internet Services, pursuant to which our parent company agreed not to demand repayment of these loans until after December 31, 2004.

Our parent company, TOM Group Limited, entered into an undertaking agreement, dated as of February 13, 2004, with us, pursuant to which our parent company undertook not to demand repayment of the amounts due to it under the separate loan agreements it entered into with each of Laurstinus, Lahiji and Advanced Internet Services on September 21, 2003 except in circumstances where (i) it has been a year after the date on which our ordinary shares are listed on the GEM; (ii) we have positive cash flow from operations and net profit in a financial year; and (iii) all of our non-executive independent directors agree that such repayment will not adversely affect our operations and implementation of our business objectives for the period until December 31, 2006.

Indemnity Agreement. Our parent company, TOM Group Limited, entered into an indemnity agreement with us, pursuant to which TOM Group Limited has agreed to bear all of the risks and enjoy all of the rewards associated with the holding by (i) TOM.COM (China) of the 51% equity interest in Cernet Information Technology Company Limited and (ii) Shenzhen Freenet of the 50% equity interest in Guangzhou Hong Xiang Audio-Video Production Company Limited.

Other Related Party Agreements

Loan Agreements. Devine Gem Management Limited, or Devine Gem, entered into a loan agreement with Wang Lei Lei, an 80% shareholder of Wu Ji Network, and Wang Xiu Ling, then a 20% shareholder of Wu Ji Network, on July 25, 2002, pursuant to which Devine Gem provided Wang Lei Lei and Wang Xiu Ling an interest-free long-term loan in the amount of RMB400,000 (US$48,328) and RMB100,000 (US$12,082), respectively, to be invested exclusively in Wu Ji Network. Pursuant to a loan assignment agreement entered on September 25, 2003 among Devine Gem, Puccini, Wang Lei Lei and Wang Xiu Ling, Devine Gem assigned to Puccini all of its rights and interests in and to the loan agreement. In addition, each of Wang Lei Lei and Wang Xiu Ling entered into a letter of undertaking with Puccini, agreeing to transfer his or her interest in Wu Ji Network to Puccini when permitted under PRC law as repayment of loans on September 26, 2003. Each of Wang Lei Lei and Wang Xiu Ling undertook to Puccini in each respective agreement that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Puccini or Puccini’s affiliated entities, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against each respective borrower, a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of each borrower’s equity interest in Wu Ji Network to Puccini or its designee(s) if transfer of ownership to Puccini is prohibited under applicable law and (c) upon the transfer of each borrower’s equity interest in Wu Ji Network, any proceeds from the transfer shall be used to set off his or her loan repayment obligation to Puccini or Puccini’s designee(s). The letter is effective from the date of execution and until all obligations under this letter are fully performed. Puccini entered into a loan agreement with Wang Xiu Ling on August 6, 2004, pursuant to which Puccini granted a loan in the amount of RMB9,000,000 to be used for the working capital of Wu Ji Network, to develop the business or to re-lend the funds to such third party as may be designated by Puccini. Wang Xiu Ling entered into a loan agreement with Wang Lei Lei on August 6, 2004, pursuant to which Wang Xiu Ling granted a loan in the amount of RMB7,200,000 to be used exclusively toward for the working capital of Wu Ji Network. On December 13, 2004, Puccini and Wang Xiu Ling entered into a termination agreement with respect to the September 25, 2003 loan assignment agreement and the August 6, 2004 loan agreement. On December 13, 2004, Puccini, Wang Xiu Ling and Fan Tai entered into a novation agreement pursuant to which Fan Tai assumed and Wang Xiu Ling was released of all rights, obligations and liabilities with respect to the September 25, 2003 loan assignment agreement and the August 6, 2004 loan agreement.

Wang Xiu Ling, an 80% shareholder of Beijing Lei Ting, entered into a loan agreement with Lahiji on August 8, 2002, which was amended on September 26, 2003. Pursuant to the loan agreement, Lahiji agreed to provide a long term loan in the amount of RMB8.8 million (US$1.1 million) to Wang Xiu Ling to be invested exclusively in Beijing Lei Ting. Wang Xiu Ling agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Lahiji or Lahiji’s affiliated entities, (ii) Wang Xiu Ling commits a criminal offense, (iii) any third party raises against Wang Xiu Ling a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of transfer of all of her equity interest in Beijing Lei Ting to Lahiji or its designees and (c) upon the transfer of her equity interest in Beijing Lei Ting, any proceeds from the transfer shall be used to set off her loan repayment obligation to Lahiji or Lahiji’s designees. The term of the loan is ten years.

Wang Xiu Ling, formerly a 70% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services on November 25, 2002, which was supplemented by an agreement among Wang Xiu Ling, Advanced Internet Services and Shenzhen Freenet on September 26, 2003. Pursuant to the loan agreement, Advanced Internet Services provided a long term loan in the amount of RMB23 million (US$2.8 million), which was reduced to RMB16.1 million (US$1.9 million) pursuant to the supplemental loan agreement to Wang Xiu Ling to be invested exclusively in Shenzhen Freenet. Wang Xiu Ling agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Advanced Internet Services or Advanced Internet Service’s affiliated entities, (ii) Wang Xiu Ling commits a criminal offense, (iii) any third party raises against Wang Xiu Ling a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (iv) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of transfer of all of her equity interest in Shenzhen Freenet to Advanced Internet Services or its designees and (c) upon the transfer of her equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off her loan repayment obligations to Advanced Internet Services or its designees. The term of the loan was ten years.

Sheng Yong, a 30% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services on September 26, 2003. Pursuant to the loan agreement, Advanced Internet Services provided a long term loan to Sheng Yong in the amount of RMB6.9 million (US$0.8 million) to be invested exclusively in Shenzhen Freenet. Sheng Yong agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Advanced Internet Services or its affiliated entities, (ii) Sheng Yong commits a criminal offense, (iii) any third party raises against Sheng Yong a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of his equity interest in Shenzhen Freenet to Advanced Internet Services or its designees; and (c) upon the transfer of his equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off his loan repayment obligation to Advanced Internet Services or its designees. The term of the loan is ten years.

Wang Xiu Ling, formerly a 70% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services and Shenzhen Freenet on November 25, 2002. Pursuant to the loan agreement, Advanced Internet Services granted Wang Xiu Ling a loan facility, the proceeds of which shall be used exclusively towards the working capital of Shenzhen Freenet or Redsail. The first advance is in the amount of RMB136.0 million (US$16.4 million), with RMB101.0 million (US$12.2 million) to be used towards the working capital of Shenzhen Freenet, and RMB35.0 million (US$4.2 million) to used as capital injection into Redsail. Advanced Internet Services has a right to demand payment of the loan at any time. A novation agreement was entered into among Advanced Internet Services, Wang Xiu Ling and Sheng Yong on September 26, 2003. Pursuant to this agreement, Sheng Yong assumes all of the rights and obligations of Wang Xiu Ling with respect to RMB30.3 million (US$3.7 million) of the RMB136.0 million (US$16.4 million) borrowed by Wang Xiu Ling in connection with Shenzhen Freenet. Pursuant to a supplemental loan agreement entered into between Wang Xiu Ling and Advanced Internet Services on September 26, 2003, the outstanding loan amount from Wang Xiu Ling to Advanced Internet Services pursuant to the loan agreement dated November 25, 2002 was reduced by RMB35.0 million (US$4.2 million), the amount to be used towards the working capital of Redsail, to RMB70.7 million (US$8.5 million).

Wang Xiu Ling entered into a loan agreement with Shenzhen Freenet on November 25, 2002. Pursuant to this loan agreement, Wang Xiu Ling granted a loan facility to Shenzhen Freenet, the proceeds of which were to be used exclusively towards the working capital of Shenzhen Freenet or Redsail. The first advance was in the amount of RMB136.0 million (US$16.4 million), with RMB101.0 million (US$12.2 million) to be used towards the working capital of Shenzhen Freenet, and RMB35.0 million (US$4.2 million) to be used as capital injection into Redsail.

A novation agreement was entered into among Shenzhen Freenet, Wang Xiu Ling and Sheng Yong on September 26, 2003. Pursuant to this agreement, Sheng Yong assumed all of the rights and obligations of Wang Xiu Ling with respect to RMB30.3 million (US$3.7 million) of the RMB136.0 million (US$16.4 million) lent by Wang Xiu Ling.

On September 23, 2004, Advanced Internet Services, Wang Xiu Ling and Du Ying Shuang entered into a novation agreement pursuant to which Du Ying Shuang assumed and Wang Xiu Ling was released of all rights, obligations and liabilities with respect to the supplemental loan agreement dated September 26, 2003.

Wang Lei Lei, our chief executive officer and a 20% shareholder in Beijing Lei Ting, entered into a loan agreement with Lahiji dated as of June 12, 2001, pursuant to which Lahiji provided Wang Lei Lei a loan in the amount of RMB800,000 (US$96,657). This loan was later increased to RMB8.8 million (US$1,063,225) pursuant to a loan agreement entered into between Wang Lei Lei and Lahiji dated as of December 28, 2001. In August 2002, Wang Lei Lei transferred a 60% equity interest in Beijing Lei Ting to Ms. Wang Xiu Ling in exchange for Ms. Wang Xiu Ling’s assumption of a RMB6.6 million (US$794,419) loan under the loan agreement dated as of December 28, 2001. Consequently, Wang Lei Lei has retained a 20% equity interest in Beijing Lei Ting. Before Wang Lei Lei was appointed as a non-executive director to the board of our parent company, TOM Group Limited, the loan arrangement between Wang Lei Lei and Lahiji had to be terminated due to considerations under the GEM Listing Rules. As a result, on December 1, 2002, Lahiji entered into a termination agreement with Wang Lei Lei, pursuant to which all of the previous loan agreements between Lahiji and Wang Lei Lei were terminated, and the outstanding loan that Wang Lei Lei owed to Lahiji, in the amount of RMB2.2 million, was waived by Lahiji. As a result, there are no loans outstanding between Mr. Wang Lei Lei and Lahiji.

Sheng Yong, a 49% shareholder in LingXun, and Du Ying Shuang, a 51% shareholder in LingXun, each entered into loan agreements with Treasure Base on August 11, 2004 pursuant to which Treasure Base granted loans in the aggregate amount of RMB10,000,000 to Sheng Yong and Du Ying Shuang to be used exclusively toward the working capital of LingXun. Sheng Yong and Du Ying Shuang each agreed that (a) their respective loans will become due and payable if (i) the borrower dies or becomes a person with no or limited capacity of civil conduct, (ii) the borrower commits a crime or is involved in a crime, (iii) any third party raises a claim against the borrower in an amount exceeding RMB500,000 or (iv) foreign investment is permitted in telecommunications value-added services and the relevant government authorities start approving such foreign investment; (b) the loans shall be repaid only in the form of a transfer of all of the borrower’s equity interest in LingXun to Treasure Base or its designees; and (c) upon the transfer of the borrower’s equity interest in LingXun, any proceeds from the transfer shall be used to set off his or her loan repayment obligation to Treasure Base or its designees. The terms of the loans are 10 years.

Pu Dong Wan, a 49% shareholder in Startone, and Liu Bing Hai, a 51% shareholder in Startone, each entered into loan agreements with Whole Win on November 19, 2004, pursuant to which Whole Win granted loans in an aggregate amount of RMB10,000,000 to Pu Dong Wan and Liu Bing Hai to be used exclusively toward the working capital of Startone. Pu Dong Wan and Liu Bing Hai each agreed that (a) their respective loans will become due and payable if (i) the borrower dies or becomes a person with no or limited capacity of civil conduct, (ii) the borrower commits a crime or is involved in a crime, (iii) any third party raises a claim against the borrower in an amount exceeding RMB500,000 or (iv) foreign investment is permitted in telecommunications value-added services and the relevant government authorities start approving such foreign investment; (b) the loans shall be repaid only in the form of a transfer of all of the borrower’s equity interest in Startone to Whole Win or its designees; and (c) upon the transfer of the borrower’s equity interest in Startone, any proceeds from the transfer shall be used to set off his loan repayment obligation to Whole Win or its designees. The terms of the loans are 10 years.

Wang Xiu Ling entered into a loan agreement with Lahiji on January 19, 2005 pursuant to which Lahiji granted Wang Xiu Ling a loan in the amount of RMB9,000,000 to be used for working capital for

Beijing Lei Ting, to develop the business or to re-lend the funds to such third party as may be designated by Lahiji. Wang Xiu Ling entered into a loan agreement with Wang Lei Lei on January 19, 2005 pursuant to which Wang Xiu Ling granted a loan in the amount of RMB1,800,000 to be used for working capital for Beijing Lei Ting.

Share Option Agreements. Each of the shareholders of Beijing Lei Ting entered into an exclusive share option agreement with Beijing Lei Ting and Lahiji on September 26, 2003, pursuant to which each of the shareholders granted Lahiji an exclusive option to acquire all of his or her interest in the registered capital of Beijing Lei Ting when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Shenzhen Freenet entered into an exclusive share option agreement with Shenzhen Freenet and Advanced Internet Services on September 26, 2003, pursuant to which each of the shareholders granted Advanced Internet Services an exclusive option to acquire all of his or her interest in the registered capital of Shenzhen Freenet when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. On September 23, 2004, Wang Xiu Ling entered into a termination agreement with Shenzhen Freenet and Advanced Internet Services with respect to their 2003 exclusive share option agreement. Upon the transfer of Wang Xiu Ling’s 70% share interest in Shenzhen Freenet to Du Ying Shuang, Du Ying Shuang entered into an exclusive share option agreement with Shenzhen Freenet and Advanced Internet Services on September 23, 2004 pursuant to which Du Ying Shuang granted Advanced Internet Services an exclusive option to acquire all of her interest in the registered capital of Shenzhen Freenet when permitted under PRC law.

Each of the shareholders of Wu Ji Network entered into an exclusive share option agreement with Wu Ji Network and Puccini on November 19, 2003, pursuant to which each of the shareholders granted Puccini an exclusive option to acquire all of his or her interest in the registered capital of Wu Ji Network when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. On August 15, 2004, Wang Xiu Ling entered into a termination agreement with Wu Ji Network and Puccini with respect to their 2003 exclusive share option agreement. Upon the transfer of Wang Xiu Ling’s 20% share interest in Wu Ji Network to Fan Tai, Fan Tai entered into an exclusive share option agreement with Wu Ji Network and Puccini on December 13, 2004 pursuant to which he granted Puccini an exclusive option to acquire all of his interest in the registered capital of Wu Ji Network when permitted under PRC law.

Each of the shareholders of LingXun entered into an exclusive share option agreement with Treasure Base on August 11, 2004, pursuant to which each of the shareholders granted Treasure Base an exclusive option to acquire all of his or her interest in the registered capital of LingXun when permitted under PRC law at an aggregate exercise price of RMB10 million. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Startone entered into an exclusive share option agreement with Whole Win on November 19, 2004, pursuant to which each of the shareholders granted Whole Win an exclusive option to acquire all of his or her interest in the registered capital of Startone when permitted under PRC law at an aggregate exercise price of RMB10 million. The term of each of these agreements is 10 years from the date of execution.

Exclusive Technical and Consulting Services Agreements. Each of Beijing Lei Ting and Shenzhen Freenet entered into an exclusive technical and consulting services agreement with Beijing Super Channel on September 26, 2003, pursuant to which each of Beijing Lei Ting and Shenzhen Freenet agreed to engage Beijing Super Channel to provide certain technical and consulting services to Beijing Lei Ting and

Shenzhen Freenet on an exclusive basis. The service fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of each of these agreements is 10 years from the date of execution.

On November 30, 2004, Beijing Lei Ting entered into an exclusive technical and consulting services agreement with Beijing Lahiji, pursuant to which Beijing Lei Ting agreed to engage Beijing Lahiji (other than Beijing Super Channel) to provide certain technical and consulting services on an exclusive basis. The service fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of the agreement is ten years from the date of execution.

Shenzhen Freenet also entered into an exclusive technical and consulting services agreement with GreaTom on September 26, 2003, pursuant to which Shenzhen Freenet agreed to engage GreaTom to provide certain technical and consulting services to Shenzhen Freenet on an exclusive basis. The service fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of this agreement is 10 years from the date of execution.

Wu Ji Network entered into an exclusive technical and consulting services agreement with Puccini Network on November 19, 2003, pursuant to which Wu Ji Network agreed to engage Puccini Network to provide certain technical and consulting services to Wu Ji Network on an exclusive basis. The fees for such services are calculated by multiplying the actual air-time used by customers of Wu Ji Network with a rate equal to 50% of the air-time rate that Wu Ji Network charges its customers. The term of this agreement is 10 years from the date of execution.

Ceng Dong Yi (Beijing) Technology Company Limited, or Ceng Dong Yi, entered into an exclusive technical and consulting services agreement with LingXun on August 11, 2004, pursuant to which Ceng Dong Yi will provide certain technical and consulting services to LingXun on an exclusive basis. The fees for such services will be an amount equal to 65% of the total number of subscribers of the month multiplied by the net average charge per subscriber for that month (after deduction of business tax). The term of this agreement is 10 years from the date of execution.

Hong Dong Wei Xin (Beijing) Technology Company Limited or Hong Dong Wei Xin, entered into an exclusive technical and consulting services agreement with Startone on November 19, 2004, pursuant to which Hong Dong Wei Xin will provide certain technical and consulting services to Startone on an exclusive basis. The fees for such services will be an amount equal to 65% of the total number of subscribers of the month multiplied by the net average charge per subscriber for that month (after deduction of business tax). The term of this agreement is 10 years from the date of execution.

Equity Pledge Agreements. Each of the shareholders of Beijing Lei Ting entered into an equity pledge agreement with Beijing Super Channel on September 26, 2003. Pursuant to these agreements, each of the shareholders of Beijing Lei Ting pledged all of his or her interest in Beijing Lei Ting to Beijing Super Channel as security for the performance by Beijing Lei Ting of its obligations under the exclusive technical and consulting services agreement dated September 26, 2003 between Beijing Lei Ting and Beijing Super Channel. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Super Channel and Beijing Lei Ting.

Each of the shareholders of Shenzhen Freenet entered into an equity pledge agreement with Beijing Super Channel on September 26, 2003. Pursuant to these agreements, each of the shareholders of Shenzhen

Freenet pledged all of his or her interest in Shenzhen Freenet to Beijing Super Channel as security for the performance by Shenzhen Freenet of its obligations under the exclusive technical and consulting services agreement dated September 26, 2003 between Shenzhen Freenet and Beijing Super Channel. The term of these agreements is from the date of the registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Super Channel and Shenzhen Freenet. Upon the transfer of Wang Xiu Ling’s 70% share interest in Shenzhen Freenet to Du Ying Shuang, Du Ying Shuang entered into an equity pledge agreement with Beijing Super Channel on September 23, 2004 pursuant to which she pledged all her interest in Shenzhen Freenet to Beijing Super Channel as security for the performance by Shenzhen Freenet of its obligations under the exclusive technical and consulting services agreement between Shenzhen Freenet and Beijing Super Channel.

Each of the shareholders of Wu Ji Network entered into an equity pledge agreement with Puccini Network on November 19, 2003. Pursuant to these agreements, each of the shareholders of Wu Ji Network pledged all of his or her interest in Wu Ji Network to Puccini Network as security for the performance by Wu Ji Network of its obligations under the exclusive technical and consulting services agreement dated November 19, 2003 between Wu Ji Network and Puccini Network. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Puccini Network and Wu Ji Network. On August 15, 2004, Wang Xiu Ling entered into a termination agreement with Puccini Network with respect to their 2003 equity pledge agreement. Upon the transfer of Wang Xiu Ling’s 20% share interest in Wu Ji Network to Fan Tai, Fan Tai entered into an equity pledge agreement with Puccini Network on December 13, 2004 pursuant to which he pledged all of his interest in Wu Ji Network to Puccini Network as security for the performance by Wu Ji Network of its obligations under the exclusive technical and consulting services agreement between Wu Ji Network and Puccini Network.

Each of the shareholders of LingXun entered into an equity pledge agreement with Ceng Dong Yi on August 11, 2004. Pursuant to these agreements, each of the shareholders of LingXun pledged all of his or her interest in LingXun to Ceng Dong Yi as security for the performance by LingXun of its obligations under the exclusive technical and consulting services agreement dated August 11, 2004, between LingXun and Ceng Dong Yi. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between LingXun and Ceng Dong Yi.

Each of the shareholders of Startone entered into an equity pledge agreement with Heng Dong Wei Xin on November 19, 2004. Pursuant to these agreements, each of the shareholders of Startone pledged all of his interest in Startone to Heng Dong Wei Xin as security for the performance by Startone of its obligations under the exclusive technical and consulting services agreement dated November 19, 2004, between Startone and Heng Dong Wei Xin. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Startone and Heng Dong Wei Xin.

Business Operation Agreements. Beijing Lei Ting, Wang Lei Lei, Wang Xiu Ling and Beijing Super Channel entered into a business operation agreement on September 26, 2003. Pursuant to this agreement, Beijing Super Channel agreed to guarantee performance by Beijing Lei Ting of its obligations under its transactions with third parties. In return, Beijing Lei Ting agreed to create a security interest in favor of Beijing Super Channel by pledging all of its accounts receivable from its business and its assets. In addition, Beijing Lei Ting, Wang Lei Lei and Wang Xiu Ling agreed that, inter alia (i) without the prior written consent of Beijing Super Channel or its affiliates, Beijing Lei Ting will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Beijing Super Channel as directors, general manager and other senior officers of Beijing Lei Ting. The term of this agreement is ten years from the date of execution.

Shenzhen Freenet, Wang Xiu Ling, Sheng Yong and Beijing Super Channel entered into a business operation agreement on September 26, 2003. Pursuant to this agreement, Beijing Super Channel agreed to guarantee performance by Shenzhen Freenet of its obligations under its transactions with third parties. In return, Shenzhen Freenet agreed to create a security interest in favor of Beijing Super Channel by pledging all of its accounts receivables from its business and its assets. In addition, Shenzhen Freenet, Wang Xiu Ling and Sheng Yong agreed that, inter alia (i) without the prior written consent of Beijing Super Channel or its affiliates, Beijing Lei Ting will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Beijing Super Channel as directors, general manager and other senior officers of Beijing Lei Ting. The term of this agreement is ten years from the date of execution. On September 23, 2004, the parties terminated their 2003 agreement. On September 23, 2004, Du Ying Shuang, Sheng Yong, Shenzhen Freenet and Beijing Super Channel entered into a business operation agreement the material terms of which were the same as those of the 2003 agreement.

Wu Ji Network, Wang Lei Lei, Wang Xiu Ling and Puccini Network entered into a business operation agreement on November 19, 2003. Pursuant to this agreement, Puccini Network agreed to guarantee the performance by Wu Ji Network of its obligations under its transactions with third parties. In return, Wu Ji Network agreed to create a security interest in favor of Puccini Network by pledging all of its accounts receivables from its business and its assets. In addition, Wu Ji Network, Wang Lei Lei and Wang Xiu Ling agreed that, inter alia (i) without the prior written consent of Puccini Network or its affiliates, Wu Ji Network will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Puccini Network as directors, general manager and other senior officers of Wu Ji Network. The term of this agreement is ten years from the date of execution. On December 13, 2004, Wu Ji Network, Wang Lei Lei, Fan Tai and Puccini Network entered into a business operation agreement the material terms of which were the same as those of the 2003 agreement.

Ceng Dong Yi, LingXun, Du Ying Shuang and Sheng Yong entered into a business operation agreement on August 11, 2004, pursuant to which Ceng Dong Yi agreed to act as a guarantor for any obligations undertaken by LingXun and in return for which, LingXun will pledge to Ceng Dong Yi its accounts receivable and assets. In addition, LingXun, Dun Ying Shuang and Sheng Yong agreed that, inter alia (i) without the prior written consent of Ceng Dong Yi or its affiliates, LingXun will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assigning any third party its rights or obligations under this agreement and (ii) will appoint designees of Ceng Dong Yi as directors, general managers and other senior officers of LingXun. The term of this agreement is ten years from the date of execution.

Heng Dong Wei Xin, Startone, Liu Bing Hai and Pu Dong Wan entered into a business operation agreement on November 19, 2004, pursuant to which Heng Dong Wei Xin agreed to act as a guarantor for any obligations undertaken by Startone and in return for which, Startone pledged to Heng Dong Wei Xin its accounts receivable and assets. In addition, Startone, Liu Bing Hai and Pu Dong Wan agreed that, inter alia, (i) without the prior written consent of Heng Dong Wei Xin or its affiliates, Startone will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assigning any third party its rights or obligations under this agreement and (ii) will appoint designees of Heng Dong Wei Xin as directors, general managers and other senior officers of Startone. The term of this agreement is ten years from the date of execution.

Powers of Attorney. Ms. Wang Xiu Ling executed an irrevocable power of attorney on September 26, 2003 granting Mr. Wang Lei Lei or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of her shareholder’s rights with respect to her interest in Beijing Lei Ting.

Mr. Wang Lei Lei executed an irrevocable power of attorney on September 26, 2003 granting Mr. Hong Liang, a deputy department manager of Wu Ji Network, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Beijing Lei Ting.

Each of Mr. Sheng Yong and Ms. Wang Xiu Ling executed an irrevocable power of attorney on September 26, 2003 granting Mr. Wang Lei Lei, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his or her shareholder’s rights with respect to his or her interest in Shenzhen Freenet.

Mr. Wang Lei Lei executed an irrevocable power of attorney on November 19, 2003 granting Mr. Hong Liang, or any other nominated employee of Puccini Network, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Wu Ji Network.

Ms. Wang Xiu Ling executed an irrevocable power of attorney on November 19, 2003 granting Mr. Wang Lei Lei, or any other nominated employee of Puccini Network, full power and authority to exercise all of her shareholder’s rights with respect to her interest in Wu Ji Network.

Mr. Sheng Yong and Ms. Du Ying Shuang executed an irrevocable power of attorney on August 11, 2004 granting any two individuals designated by Ceng Dong Yi full power and authority to exercise all of his or her shareholder’s rights with respect to his or her interest in LingXun.

Mr. Pu Dong Wan and Mr. Liu Bing Hai executed an irrevocable power of attorney on November 19, 2004 granting any two individuals designated by Heng Dong Wei Xin full power and authority to exercise all of their respective shareholders’ rights with respect to their respective interests in Startone.

Intellectual Property Agreements. Beijing Super Channel entered into a trademark license agreement with each of Beijing Lei Ting and Shenzhen Freenet and Wu Ji Network on September 26, 2003

and November 19, 2003, respectively, granting a non-exclusive license to each of them to use certain trademarks for an annual fee of RMB1,000 (US$121) each, without the right to sub-license.

Beijing Super Channel entered into a domain name license agreement with each of Beijing Lei Ting and Shenzhen Freenet and Wu Ji Network on September 26, 2003 and November 19, 2003, respectively, granting a non-exclusive license to each of them to use the tom.com, bj.tom.com, cn.tom.com, music 974.com.cn, 974.com.cn, 163.net and ctn.com.cn domain names for an annual fee of RMB1,000 (US$121) each, without the right to sub-license.

Each of Beijing Lei Ting and Shenzhen Freenet entered into a domain name transfer agreement with Beijing Super Channel, pursuant to which each of Beijing Lei Ting and Shenzhen Freenet transfers to Beijing Super Channel certain domain names for a lump sum.

Puccini Network entered into a domain name transfer agreement with Wu Ji Network on November 19, 2003, pursuant to which Wu Ji Network transferred to Puccini Network the tomkid.com.cn and ltwj.com domain names for a lump sum.

Puccini Network entered into a domain name license agreement with Wu Ji Network on November 19, 2003, granting a non-exclusive license to Wu Ji Network to use the tomkid.com.cn and ltwj.com domain names for an annual fee of RMB1,000 (US$121), without the right to sub-license.

The term of each of the above intellectual property agreements is 10 years and will be automatically extended for another year with consent from the respective grantor.

Content provision agreement. Beijing ChinaCare e-Med Limited, or ChinaCare, a wholly-owned subsidiary of Cranwood, and Wu Ji Network entered into a content provision agreement dated September 24, 2003. Pursuant to this agreement, ChinaCare agreed to provide content to Wu Ji Network for its business for a term of one year from August 1, 2003. This agreement has no fixed value and is a 50:50 revenue sharing arrangement.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

See “Item 18 — Financial Statements.”

Item 9.	The Offer and Listing

Market and Share Price Information

Our ADSs are listed and traded on Nasdaq under the symbol “TOMO.” Our ordinary shares are listed and traded on GEM under the stock code “8282.” The Nasdaq and GEM are the principal trading markets for our ADSs and ordinary shares, respectively, which are not listed on any other exchanges in or outside the United States. On March 24, 2005, the closing price of our ordinary shares on GEM was HK$1.19 per share, and on March 28, the closing price of our ADSs on Nasdaq was US$11.95 per ADS.

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on Nasdaq since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2004(1)	1.58	0.98	16.18	9.93
Quarterly:
First Quarter, 2004(1)	1.39	1.08	12.17	11.49
Second Quarter, 2004	1.39	1.05	14.25	10.95
Third Quarter, 2004	1.38	0.98	14.51	9.93
Fourth Quarter, 2004	1.58	1.10	16.18	11.11
First Quarter, 2005 (through March 28)	1.45	1.12	14.87	11.06
Monthly
September 2004	1.16	1.02	10.90	9.93
October 2004	1.32	1.10	16.18	14.52
November 2004	1.41	1.16	14.50	12.51
December 2004	1.58	1.37	12.47	11.11
January 2005	1.45	1.12	14.87	12.75
February 2005	1.34	1.15	12.73	12.42
March 2005 (through March 28)	1.25	1.17	12.41	11.06

(1)	Our ordinary shares commenced trading on GEM on March 11, 2004, at the opening price of HK$1.50 per share. Our ADSs commenced trading on Nasdaq on March 10, 2004, at the opening price of US$15.55 per ADS.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-112800) is incorporated herein by reference.

Material Contracts

Other than the contracts described in “Item 4 — Information on the Company — History and Development of the Company — Our Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions,” we and our subsidiaries have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

Exchange Controls

The Cayman Islands currently have no exchange control restrictions.

Taxation

The following discussion of the material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under United States state and local and other tax laws. The discussion is based upon laws and relevant interpretations in effect as at the date of this annual report, all of which are subject to change.

Cayman Islands Taxation

The following discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is directly based on the advice of Maples and Calder as to Cayman Islands law. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was September 25, 2001), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

Hong Kong Taxation

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, dividends are generally not subject to profits or withholding tax.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as shares provided the shares are held for long-term investment and not for trading purposes. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, including purchases and sales on Nasdaq.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong stock, “Hong Kong stock” is stock the transfer of which is required to be registered in Hong Kong. The duty is charged at the rate of 0.2% of the value of the Hong Kong stock transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 (around US$0.64) is currently payable on any instrument of transfer of Hong Kong stock.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The issuance of ADRs upon the deposit of Hong Kong stock, and the subsequent withdrawal of Hong Kong stock upon the surrender of ADRs, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of Hong Kong stock under Hong Kong law. Where stamp duty has been paid on the deposit of Hong Kong stock for the issuance of ADRs and the register of the ADRs is not kept in Hong Kong, the issuance of the ADRs directly to the depositary bank, as depositary bank of the ADSs, or for the account of the depositary bank should not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs if the register of ADSs is maintained outside Hong Kong.

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly these shares may be subject to estate duty on the death of the beneficial owner of these shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADS even if the ADRs evidencing such ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million (around US$1.0 million), and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million (around US$1.4 million).

In the 2005 Hong Kong Budget announced on March 16, 2005, the Financial Secretary proposed to abolish the estate duty. The relevant bill will be introduced for the Legislative Council’s deliberation.

United States Taxation

This sub-section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. It applies to you only if you acquire your ordinary shares or ADSs in this offering and you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ordinary shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

This sub-section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the ordinary shares or ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADRs. Exchange of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ordinary shares or ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you, in the case of ordinary shares, or the depositary bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007, generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

Although it is not entirely clear how the contractual arrangements that provide us with control over Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network will be treated for purposes of the PFIC rules, we believe that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. Whether or not we are a PFIC must be determined on an annual basis and, accordingly, our status is subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ordinary shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ordinary shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the U.S. Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and our investment in marketable securities. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline. See “Item 3 — Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past two years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% and 1.2% in 2004 and 2003, respectively.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-112800) filed by us in connection with our initial public offering. The registration statement, which became effective on March 5, 2004, registered 11,250,000 ADSs representing 900,000,000 ordinary shares, the aggregate offering price of which was US$174,960,000. The offering commenced on March 5, 2004, and all securities registered under the registration statement were sold. This offering was part of a global offering of an aggregate of 1,000,000,000 ordinary shares.

Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited acted as the joint global coordinators, and bookrunning managers, of our initial public offering. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated were the representatives of the U.S. underwriters and Citigroup Global Markets Limited and Morgan Stanley & Co. International Limited were the representatives of the international underwriters.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately US$25.6 million, including approximately US$12.7 million for underwriting discounts and commissions and approximately US$12.9 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$168 million. We used the net proceeds as follows:

Use of Proceeds	Amount (US$ ‘000)
Content and applications for wireless Internet services	3,274
Acquisition of other businesses	19,388
Working capital	1,511
Investment in associated company	1,494
Investment in available-for-sales securities	118,883
General corporate purposes	328

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our company, including our consolidated subsidiaries, was made known to them by others within our company and our consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the course of its audit of our 2004 financial statements, PricewaterhouseCoopers, our independent auditor, has identified several areas of our internal controls relating to financial reporting matters that require improvement. Our staff is working to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these requirements and are monitoring our program to make the required improvements.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Kwong Che Keung, Gordon, a member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer and financial controller and a code of business conduct and ethics that applies to all of our directors and employees. We have filed the code of ethics and the code of business conduct and ethics as exhibits to this annual report and have posted the text of such codes on our Internet website at http://ir.tom.com/en/index.html.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2005 Annual General Meeting that PricewaterhouseCoopers be elected as our auditor for fiscal 2005.

Audit Fees

The aggregate fees billed in each of 2004 and 2003 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$693,000 and US$149,000, respectively.

Audit-Related Fees

The aggregate fees billed in 2004 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$332,040. No such fees were billed in 2003.

Tax Fees

We did not enter into any engagement in 2004 or 2003 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

All Other Fees

We did not enter into any engagement in 2004 or 2003 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees” and “Audited-Related Fees.”

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly responsible for the appointment, compensation and oversight of the work of the independent auditors. Pursuant to the Audit Committee Charter adopted by the board of directors on February 12, 2004, the Committee has the authority and responsibility to appoint, retain and terminate the Company’s independent auditors (subject, if applicable, to stockholder ratification), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors. The Audit Committee also may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2004, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(1)	Restructuring Agreement, dated September 20, 2003, among TOM Online Inc., TOM.COM LIMITED and Rich Wealth Holdings Limited.

4.3(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

4.4(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.5(1)	Sale and Purchase Agreement, dated September 25, 2003, among Bright Horizon Enterprises Limited, Cranwood Company Limited, TOM Online Inc. and TOM.COM LIMITED.

4.6(1)	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.7(1)	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.8(1)	Cooperation Agreement, dated January 27, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Shanghai Maya Online Broadband Network Company Limited.

4.9(1)	Content License Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and ChinaPlus (Beijing) Company Limited (with schedule).

Exhibit Number	Description of Exhibit

4.10(1)	License Agreement, dated November 21, 2002, between Beijing Lei Ting Wan Jun Network Technology Limited and Cernet Information Technology Company Limited.

4.11(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

4.12(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.13(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.14(1)	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

4.15(1)	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

4.16(1)	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

4.17(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.18(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.19(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.20	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.21(1)	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

4.22	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.23	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.24	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company, Du Ying Shuang and Sheng Yong (with schedule).

4.25	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

Exhibit Number	Description of Exhibit

4.26(1)	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.27(1)	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.28(1)	Domain Name Transfer Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.29(1)	Form of Employment Agreement.

4.30(1)	Short Messaging Services Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Beijing Mobile Communication Company Limited.

4.31(1)	Short Messaging Services Agreement, dated April 11, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and China United Telecommunications Corporation.

4.32(1)	Wireless Interactive Voice Response Services Agreement, dated October 15, 2003, between Beijing Lei Ting Wu Ji Network Technology Limited and Beijing Mobile Communication Company Limited.

4.33(1)	Share Sale and Purchase Agreement, dated December 14, 2001, among China International Travel Service Head Office, CTN Holdings Limited, Super Travel Limited, Guangdong Hua Da Kang Investment Co., Ltd., Guangdong Suntek Information Industrial Co., Ltd., Guangzhou Xinrong Information Industrial Co., Ltd., Beijing Planet Network Travel Information Technology Limited, and China Travel Network Company Limited.

4.34(1)	Share Purchase Agreement, dated September 1, 2000, between Freenet Information Technology Company Limited and Effective Developments Limited.

4.35(1)	Acquisition Agreement, dated September, 2000, among Frederick Michael Demopoulos, Douglas Khoo Kok Hui, Lu Xiaohu, IDG Technology Venture Investment Inc., Softbank China Venture Investments No. 10 Limited and Sawston Developments Limited, as supplemented on November 30, 2000.

4.36(1)	Servicemark, Trademark and Domain Name Assignment Agreement, dated December 7, 1999, between Vortexx 2000 LLC and Heyami Limited.

4.37(1)	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

4.38(1)	Short Messaging Services Agreement, dated November 2003, between Guangdong Mobile Communication Company Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

4.39(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.40(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

Exhibit Number	Description of Exhibit

4.41(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.42	Loan Agreement, dated August 11, 2004, between Treasure Base Investments Limited and Du Ying Shuang (with schedule).

4.43	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

4.44	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

4.45	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.46	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

8.1	List of significant subsidiaries.

11.1	Code of Business Conduct and Ethics.

11.2	Code of Ethics for Senior Financial Officers.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of PricewaterhouseCoopers.

23.2	Consent of Commerce & Finance Law Offices.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2005

TOM Online Inc.

By:	/s/ Wang Lei Lei
	Name:	Wang Lei Lei
	Title:	Chief Executive Officer

TOM ONLINE INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TOM Online Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ (deficit)/equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of TOM Online Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong

March 29, 2005

Consolidated Balance Sheets

		December 31
	Note	2003	2004
		(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents		22,636	79,320
Accounts receivable, net	8	14,689	26,369
Deferred costs	9	15,000	—
Prepayments	10	1,405	4,116
Deposits and other receivables	11	935	2,343
Due from related parties	12	124	159
Inventories		29	113

Total current assets		54,818	112,420
Available-for-sale securities	14	—	116,471
Investment under cost method	15	—	1,494
Long-term prepayments and deposits		565	240
Property and equipment, net	16	7,094	11,927
Deferred tax assets	24	274	348
Goodwill, net	17	214	158,494
Intangibles, net	13	4,411	1,707

Total assets		67,376	403,101

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	3,241	2,778
Other payables and accruals	19	22,195	10,834
Income tax payable		401	543
Deferred revenues		414	122
Consideration payables	20	6,580	133,613
Due to related parties – short term	12	—	20,331

Total current liabilities		32,831	168,221

Non-current liabilities:
Due to related parties – long term	12	19,983	—

Total liabilities		52,814	168,221
Minority interests		152	456

		52,966	168,677

Commitments	29
Shareholders’ equity:
Share capital	21	3,590	4,995
Paid-in capital		75,551	260,867
Statutory reserves	22(b)	1,552	9,452
Accumulated other comprehensive losses		(55)	(670)
Accumulated deficit		(66,228)	(40,220)

Total shareholders’ equity		14,410	234,424

Total liabilities and shareholders’ equity		67,376	403,101

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

		Year ended December 31
	Note	2002	2003	2004
		(in thousands of U.S. dollars)
Revenues:
Wireless internet services		9,958	55,843	112,880
Advertising		4,228	5,845	7,583
Commercial enterprise solutions		11,244	13,825	2,189
Internet access		4,545	1,560	68

Total revenues	30	29,975	77,073	122,720

Cost of revenues:
Cost of services		(16,731)	(32,794)	(63,966)
Cost of goods sold		(8,143)	(11,291)	(791)

Total cost of revenues	30	(24,874)	(44,085)	(64,757)

Gross profit		5,101	32,988	57,963

Operating expenses:
Selling and marketing expenses		(3,069)	(2,772)	(7,695)
General and administrative expenses		(7,356)	(9,133)	(12,385)
Product development expenses		(692)	(689)	(886)
Amortization of intangibles	13	(88)	(629)	(5,614)
Provision for impairment of goodwill		(1,949)	—	—
Provision for impairment of intangibles	13	(266)	—	(307)

Total operating expenses		(13,420)	(13,223)	(26,887)

(Loss)/income from operations		(8,319)	19,765	31,076
Other (expenses)/income:
Net interest (expenses)/income		(408)	(320)	3,095

(Loss)/income before tax	32(d)	(8,727)	19,445	34,171
Income tax (expenses)/credit	24	(16)	254	41

(Loss)/income after tax		(8,743)	19,699	34,212
Minority interests		389	(127)	(304)

Net (loss)/income attributable to shareholders		(8,354)	19,572	33,908

(Loss)/earnings per ordinary share – basic (cents):	25	(0.30)	0.70	0.94

(Loss)/earnings per ordinary share – diluted (cents):	25	N/A	N/A	0.85

(Loss)/earnings per American Depositary Share – basic (cents):	25	(23.8)	55.9	75.2

(Loss)/earnings per American Depositary Share – diluted (cents):	25	N/A	N/A	68.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ (Deficit)/Equity

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except the number of shares)
Balance as of January 1, 2002	2,800,000,000	3,590	93,018	—	(12)	(97,829)	(1,233)
Contribution from shareholders (*)	—	—	166	—	—	—	166
Foreign currency translation adjustment	—	—	—	—	(43)	—	(43)
Appropriation to statutory reserves	—	—	—	1,552	—	(1,552)	—
Net loss	—	—	—	—	—	(8,354)	(8,354)

Balance as of December 31, 2002	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)

Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410

Issuance of shares pursuant to Initial Public Offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares as purchase consideration for acquisition of Puccini Group (Note 6)	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on available-for-sale securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the carve-out of six non-core Internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(8,354)	19,572	33,908

Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Amortization of intangibles	88	629	5,614
Amortization of premium of debt securities	—	—	298
Provision for impairment of goodwill	1,949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Depreciation	1,865	3,016	4,544
Deferred income tax	—	(274)	(74)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	435	394	—
Corporate expenses recharged by TOM Group	729	923	—
Loss on disposal of property and equipment	163	91	9
Minority interests	(389)	127	304

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(3,414)	(8,337)	(10,443)
Prepayments	636	(913)	(2,892)
Deposits and other receivables	(79)	(568)	69
Due from related parties	987	226	(35)
Inventories	(1,296)	1,493	(84)
Long-term prepayments and deposits	94	(361)	63
Accounts payable	107	623	(1,085)
Other payables and accruals	(1,360)	2,148	2,499
Income tax payable	—	2	24
Deferred revenues	(1,079)	(1,320)	(374)
Due to related parties	3,307	711	346

Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759

Cash flow from investing activities
Payments for purchase of property and equipment	(4,451)	(4,790)	(9,175)
Proceeds from disposal of property and equipment	32	—	—
Payments for purchase of intangible assets	—	—	(1,663)
Payment for investment under cost method	—	—	(1,494)
Net cash (used in)/acquired from acquisition of subsidiaries	(998)	3,721	(14,884)
Cash disposed with spin-off	—	(1,689)	—
Receipt from settlement of loans to related parties	482	—	—
Payments for investment in available-for-sale securities	—	—	(118,883)

Net cash used in investing activities	(4,935)	(2,758)	(146,099)

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from financing activities
Repayment of short-term bank loan	(3,615)	—	—
Restricted cash	4,030	—	—
Advances from/(repayment to) related parties	10,559	(1,027)	—
Issue of ordinary shares, net of expenses	—	—	169,024

Net cash provided by/(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684
Cash and cash equivalents, beginning of year	5,320	6,752	22,636
Foreign currency translation	(43)	—	—

Cash and cash equivalents, end of year	6,752	22,636	79,320

Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(12)	(22)	(9)
Interest received from bank deposit and available-for-sale securities	27	74	3,985
Non-cash activities:
Property and equipment transferred from TOM Group	205	—	7
Property and equipment transferred to subsidiaries of TOM Group	—	292	—
Contribution from shareholders	166	1,157	—
Issuance of shares as initial purchase consideration for acquisition of Puccini Group	—	—	18,500
Outstanding payments for listing expenses	—	15,000	803

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS

TOM Online Inc. (the “Company”), a subsidiary of TOM Group Limited (“TOM Group”, formerly TOM.COM LIMITED), was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability. On March 10, 2004 and March 11, 2004, the Company became listed on the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”) in the United States and the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the “GEM”) in Hong Kong, respectively.

On November 19, 2003, the Company, through a subsidiary, acquired 100% equity interest of Puccini International Limited (“Puccini”). Puccini provides wireless internet services in China through a variable interest entity. Puccini and its controlled entities (“Puccini Group”) were included in these consolidated financial statements from November 19, 2003.

On August 11, 2004, the Company, through a subsidiary, acquired 100% equity interest of Treasure Base Investments Limited (“Treasure Base”). Treasure Base provides wireless internet services in China through a variable interest entity. Treasure Base and its controlled entities (“Treasure Base Group”) were included in these consolidated financial statements from August 11, 2004.

On November 19, 2004, the Company, through a subsidiary, acquired 100% equity interest of Whole Win Investments Limited (“Whole Win”). Whole Win provides wireless internet services in China through a variable interest entity. Whole Win and its controlled entities (“Whole Win Group”) were included in these consolidated financial statements from November 19, 2004.

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), ring-back tones and Interactive Voice Response (“IVR”) services and online advertising services in China.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Details of the Company’s principal subsidiaries and variable interest entities as at December 31, 2004 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held
Beijing Super Channel Network Limited	China, limited liability company	Development of software information system, computer network and website products in China	Registered capital US$13,000,000	100%

Beijing Lahiji Technology Development Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$140,000	100%

Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”)	China, limited liability company	Provision of Internet content services and telecom value-added services in China	Registered capital RMB11,000,000	100%

Puccini International Limited	Cayman Islands, limited liability company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, limited liability company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji Network Technology Company Limited (“Wu Ji Network”)	China, limited liability company	Provision of IVR services in China	Registered capital RMB10,000,000	100%

Treasure Base Investments Limited	British Virgin Islands, limited liability company	Investment holding in China	100 ordinary shares of US$1 each	100%

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held
Ceng Dong Yi (Beijing) Technology Company Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Beijing LingXun Interactive Science Technology and Development Company Limited (“LingXun”)	China, limited liability company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Whole Win Investments Limited	British Virgin Islands, limited liability company	Investment holding in China	1 ordinary share of US$1	100%

Heng Dong Wei Xin (Beijing) Technology Company Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Startone (Beijing) Information Technology Company Limited (“Startone”)	China, limited liability company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Beijing GreaTom United Technology Company Limited (“GreaTom”)	China, limited liability company	Development of operating platform for broadband Internet value-added services in China	Registered capital RMB25,000,000	90%

Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”)	China, limited liability company	Operates 163.net and e-mail service provider in China	Registered capital RMB23,000,000	100%

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2004, which in the opinion of the directors of the Company, principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

Notes to Consolidated Financial Statements

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention, except for available-for-sale securities which are stated at fair value.

3.	USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4.	VARIABLE INTEREST ENTITIES

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless internet services and internet content services, the Group conducts substantially all of its operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. Each of the five entities is legally owned by certain citizens of China (the “Registered Shareholders”).

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone (collectively “our Variable Interest Entities”) are responsible for operating the Group’s website and have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Registered Shareholders of our Variable Interest Entities are required under their contractual arrangements with the Group to transfer their interests in our Variable Interest Entities to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$6,982,000, US$6,886,000 and US$7,968,000 as of December 31, 2002, 2003 and 2004, respectively, to the Registered Shareholders to finance their investments in our Variable Interest Entities. The direct equity interest in these five entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these five entities to the Group.

Notes to Consolidated Financial Statements

4.	VARIABLE INTEREST ENTITIES (continued)

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, which was further revised in December 2003. FIN46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires the variable interest entities to be consolidated by their respective primary beneficiaries if the entities do not effectively disperse risks among the parties involved. According to the requirements of FIN 46 and the revised version of FIN 46 (“FIN 46R”), the Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Group has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

5.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Accounts receivable, net

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance.

(d)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e)	Available-for-sale securities

Investments in available-for-sale securities are stated at fair values, with unrealized gains or losses, net of tax, recorded directly into equity as other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expenses) in the consolidated statement of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value below the amortized cost basis of an available-for-sale security is other-than-temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

(f)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and provision for impairment, if any.

Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that property and equipment have no significant residual value. The estimated useful lives are as follows:

Computer hardware and software	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Property and equipment, net (continued)

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statement of operations for the difference between the fair value and the carrying value of the assets.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

(g)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

(h)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, developed technology, subscriber list, trademarks, brand names, customer bases, non-competition agreements and operating licenses arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangibles are amortized over their estimated useful lives of three months to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net discounted cash flows resulting from its use and/or disposal. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net discounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flow analysis.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(j)	Revenue recognition

The Group derives revenues from provision of wireless internet services, advertising, commercial enterprise solutions and internet access. The Group recognizes its revenues net of related business taxes and value-added taxes.

Wireless internet services

Wireless internet services revenues are derived principally from providing mobile phone users with SMS, MMS, WAP, IVR and ring-back tones services. These include news subscriptions, sports information, mobile e-mail, dating service, picture download, wallpaper, mobile phone games, ring tones, logo downloads, chat rooms and access to music files.

Wireless internet services are billed on a per message or on monthly subscription basis, and the content channel subscription services are billed on a monthly basis. These services are delivered to the Group’s customers through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain portal content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the user and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(j)	Revenue recognition (continued)

Advertising

The Group derives its advertising services revenues from (i) placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China and (ii) offline advertisements.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. We engaged in very few advertising barter transactions in 2002, 2003 and 2004 and no revenues or costs were recorded.

Offline advertising revenues are related to services provided under advertising contracts that are for a fixed period of time, generally less than one year. Revenues are recognized over the period the advertisement is displayed, provided no significant obligations remain. No offline advertising revenue has been recognized after September 26, 2003, when offline advertising business was transferred to TOM Group upon the Reorganization.

Commercial enterprise solutions

Commercial enterprise solutions revenues are principally derived from provision of integrated enterprise solutions and resale of computer equipment. Integrated enterprise solutions include design and implementation of pricing and management systems and purchasing and installation of computer hardware and software. The contracts are accounted for as one unit of accounting as the criteria for separation are not met, and revenue for billed amounts is recognized when customer’s acceptance is obtained provided that no significant obligations remain. For amounts billed after acceptance, revenue is recognized upon cash receipt due to uncertainty of collectibility.

Internet access

Internet access revenues are derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sold cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards are sold separately, revenue is recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards are sold together, the Group recognizes revenue to the extent of costs incurred from the service providers during that period and the remaining revenue is recognized upon expiration of the cards. The Group has stopped selling the cards since the fourth quarter of 2002.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Cost of revenues

Costs of services

Costs of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators, costs of direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, Internet access fees, royalty payments, content fees, depreciation, portal content production and wireless internet services staff costs, website and platform maintenance costs and other production costs.

Cost of goods sold

Costs of good sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

(l)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes, if criteria under SOP 98-1 are met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expense as incurred.

We have not capitalized any product development expenses as the criteria for capitalization are not met.

(m)	Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

Pro forma disclosure required under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) is disclosed in note 28.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(n)	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(o)	Advertising expense

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$1,411,000, US$2,013,000 and US$5,778,000 during the years ended December 31, 2002, 2003 and 2004, respectively.

(p)	Minority interests

Minority interests represent the proportionate equity interests of minority shareholders in the Group’s consolidated entities which are not wholly-owned. There are no minority interests in the Group’s variable interest entities.

(q)	(Loss)/earnings per ordinary share (“EPS”) and per American Depositary Shares (“ADS”)

Basic EPS is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net (loss)/income attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options (using the treasure stock method) and contingently issuable shares in relation to business acquisition.

(Loss)/earnings per ADS is computed by multiplying the EPS by 80, which is the number of shares represented by each ADS.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(r)	Translation of foreign currencies

The functional currency of the Group is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Exchange differences are included in the Consolidated Statements of Operations.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive losses in the shareholders’ equity.

(s)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in four principal business segments.

(t)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive losses of the Group represent the cumulative foreign currency translation adjustment and unrealized losses on investments in available-for-sale securities.

(u)	Recent accounting pronouncements

In November 2004, the FASB issued SFAS 151 (“SFAS 151”) “Inventory Costs”, as an amendment of ARB No. 43, Chapter 4 “Inventory Pricing”. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred after June 15, 2005 but earlier application is permitted from the date of issue of this statement. The Company currently does not expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Recent accounting pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153 (“SFAS 153”) “Exchanges of Non-monetary Assets”, an amendment of APB Opinion No. 29. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement should be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 but early application is allowed. The Company currently does not expect the application of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, SFAS No. 123 (“SFAS 123 Revised 2004”) “Share-Based Payment” was issued by the FASB. This statement replaces SFAS No. 123 and requires that the cost resulting from all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments to be recognized in the financial statements. This statement is effective for periods beginning after June 15, 2005, for public entities that do not file as small business issuers. The Company is in the process of assessing the impact of application of SFAS 123 Revised 2004.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS

(a)	Acquisition of Puccini Group

Effective November 19, 2003, the Group acquired 100% equity interest of Puccini Group from Cranwood Company Limited (“Cranwood”), a 24.5% shareholder of TOM Group, and an initial management shareholder of the Company immediately following the completion of the Company’s global offering, for a total consideration of US$132,094,000. Through a series of contractual arrangements, Puccini is the primary beneficiary of a wireless internet services company, namely Wu Ji Network. Wu Ji Network is a domestic limited liability company incorporated in China on July 31, 2002 and is principally engaged in the provision of wireless IVR services to customers in China. The acquisition helps the Group to grow its IVR business in China.

The purchase consideration comprised of the following:

•	an initial consideration consisting of (i) a nominal consideration of US$1 at the time of completion and (ii) a sum of US$18,500,000 satisfied through issuance of the Company’s shares at the initial public offering price, which was placed with an escrow agent and allotted to Cranwood after the audited consolidated net profit of 2004 of Puccini Group became available; and

•	an earn-out consideration that is equal to the excess over the initial consideration of an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit as such profit exceeds the amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 (equivalent to US$4,832,000) pursuant to the sale and purchase agreement.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Wu Ji Network have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2003.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Puccini Group (continued)

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	4,129
Other current assets	273
Property and equipment, net	416
Other non-current assets	41
Intangibles	5,040
Goodwill	125,412
Liabilities assumed	(2,551)

132,760

Professional costs	(666)
Initial consideration paid by shares	(18,500)
Earn-out consideration payable	(113,594)

(132,760)

The excess of the acquisition cost (comprising the purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of one year.

The payment of the consideration to Cranwood is structured in the way that half of the total consideration is to be paid in cash and the remaining balance is to be satisfied by the issue of the Company’s shares. Accordingly, the earn-out consideration payable amounting to US$113,594,000 as at December 31, 2004 is to be settled in the first half of 2005 in the form of a cash payment of US$66,047,000 and issue of our ordinary shares worth US$47,547,000 at an issue price equal to the average closing price of the Company’s shares on GEM for the 30 trading days immediately prior to the date in 2005 that we agree on the amount of Puccini’s 2004 audited consolidated net profit with Cranwood. Subject to regulatory requirements, Cranwood has agreed to provide us, upon request, within 10 business days following the payment of the earn-out consideration, an unsecured, 12-month loan at an interest rate of 0.5% over London Inter-Bank Offered Rate in the amount of half of the cash earn-out consideration actually received by Cranwood.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group

Effective August 11, 2004, the Group acquired 100% equity interest of Treasure Base Group from Monit Holdings Corporation, Aosta Holdings Corporation, and Windstorm Limited, for a maximum consideration of RMB550,000,000 (equivalent to US$66,420,000). Through a series of contractual arrangements, Treasure Base is the primary beneficiary of a wireless internet services company, namely LingXun. LingXun is a domestic limited liability company incorporated in China in September, 2002, and is principally engaged in the provision of wireless internet services to customers in China. The acquisition helps the Group to grow its wireless internet services business in China.

The purchase consideration, to be paid fully in cash, comprised of the following:

•	an initial consideration, amounts to US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration that is equal to, in the event that the amount of Treasure Base’s 2005 audited combined after-tax profit is (i) less than RMB40,000,000 (equivalent to US$4,820,000), an amount equal to 2005 audited combined after-tax profit; or (ii) equal to or more than RMB40,000,000 (equivalent to US$4,820,000) but less than (or equal to) RMB75,000,000 (equivalent to US$9,040,000), an amount equal to 1.5 times the amount of the 2005 audited combined after-tax profit; or (iii) more than RMB75,000,000 (equivalent to US$9,040,000), an amount equal to 1.75 times the amount of the 2005 audited combined after-tax profit.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of LingXun have been included in the Group’s consolidated financial statements from the acquisition date of August 11, 2004.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group (continued)

The allocation of the initial consideration is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Initial goodwill	26,847
Current liabilities	(1,700)

33,293

Professional cost	(259)
Initial consideration paid	(18,077)
Initial consideration payable	(14,957)

(33,293)

The excess of the acquisition cost (comprising the initial consideration and the professional cost) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

Pursuant to the SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of Treasure Base for the year ending December 31, 2005 is available. Accordingly, the contingent consideration has not been reflected in the consolidated financial statements of the Group as at December 31, 2004.

A consideration prepayment of US$18,077,000 was made in 2004, and the remaining balance of initial consideration is payable before the end of April, 2005.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group from Key Result Holdings Limited (“Key Results”), for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December, 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helps the Group to grow its WAP business in China.

The purchase consideration comprised of the following:

•	an initial consideration of US$2,169,000 in cash, which was paid in December, 2004;

•	an earn-out consideration that is equal to the excess over the initial consideration of an amount equal to 6.5 times Whole Win’s 2004 audited consolidated net profit.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Startone have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2004.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	107
Other current assets	936
Property and Equipment, net	30
Intangibles	221
Goodwill	6,021
Current liabilities	(26)

7,289

Professional cost	(58)
Initial consideration paid	(2,169)
Consideration payable	(5,062)

(7,289)

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group (continued)

The excess of the acquisition cost (comprising purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

All payments of the consideration to Key Results are to be settled in cash. The earn-out consideration payable amounted to US$5,062,000 as at December 31, 2004.

(d)	Unaudited pro forma consolidated financial information

Disclosure for the year ended December 31, 2003

The following unaudited pro forma consolidated financial information for the years ended December 31, 2002 and 2003, as presented below, reflects the results of operations of the Group in relation to the acquisition of Puccini Group as if the acquisition of the Puccini Group had occurred on July 31, 2002 (the date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on July 31, 2002 (date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2002	2003
	(unaudited and in thousands of U.S. dollars)
Revenues	29,990	83,897
Operating (loss)/income	(10,425)	19,573
Net (loss)/income attributable to shareholders	(10,460)	19,007
(Loss)/earnings per ordinary share – basic (cents)	(0.37)	0.68
(Loss)/earnings per ADS – basic (cents)	(29.9)	54.3

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(d)	Unaudited pro forma consolidated financial information (continued)

Disclosure for the year ended December 31, 2004

The following unaudited pro forma consolidated financial information for the year ended December 31, 2003 and 2004, as presented below, reflects the results of operations of the Company assuming the acquisitions of Treasure Base Group and Whole Win Group occurred on January 1, 2003 and 2004 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2003 and 2004 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2003	2004
	(unaudited and in thousands of U.S. dollars)
Revenues	86,344	133,210
Operating income	22,896	36,453
Net income attributable to shareholders	22,583	39,286
Earnings per ordinary share – basic (cents)	0.81	1.09
Earnings per ordinary share – diluted (cents)	N/A	0.99
Earnings per ADS – basic (cents)	64.5	87.1
Earnings per ADS – diluted (cents)	N/A	79.2

Notes to Consolidated Financial Statements

7.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers that individually represent greater than 10% of the total revenues for the years ended December 31, 2003 and 2004.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless internet services revenues of the Group for the years ended December 31, 2003 and 2004, are derived from co-operative arrangements with China Mobile and China Unicom (the “mobile telecommunication operators”). The mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless internet services business might be adversely affected.

Revenues earned from customers through the mobile telecommunication operators for the years ended December 31, 2003 and 2004 were US$55,843,000, representing 72% of total revenues of the Group, and US$111,900,000, representing 91% of total revenues of the Group, respectively.

Amounts due from the mobile telecommunication operators as of December 31, 2003 and 2004, were US$8,250,000, representing 56% of net accounts receivable, and US$21,990,000, representing 83% of net accounts receivable, respectively.

(c)	Credit risk

The Group focuses on key customers both for advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses. In addition, the mobile telecommunication operators bear the credit risk related to the end customers of wireless internet services.

Notes to Consolidated Financial Statements

7.	CONCENTRATION AND RISKS (continued)

(d)	Chinese market macro-economic and regulatory risks and uncertainties

The Chinese market in which the Group operates has certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to operate its business, and to conduct wireless internet services, online advertising, commercial enterprise solutions and internet access services in China. Although China, since 1978, implemented a wide range of market oriented economic reforms, continued reforms and progress towards a full-market-oriented economy are uncertain. In addition, the telecommunication, information and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in China could be subject to restrictions that could result in severe limits to the Group’s ability to conduct business in China.

(e)	Other risks

The Group’s sales, purchases and expense transactions are generally denominated in Renminbi and a significant portion of the Group’s assets and liabilities is denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than Renminbi by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

8.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Accounts receivable, gross	17,109	29,533
Provision for doubtful accounts receivable	(2,420)	(3,164)

Accounts receivable, net	14,689	26,369

Notes to Consolidated Financial Statements

8.	ACCOUNTS RECEIVABLE, NET (continued)

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Current	6,635	10,302
31-60 days	4,744	5,893
61-90 days	1,157	5,091
Over 90 days	2,153	5,083

Total	14,689	26,369

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless internet revenues are collected from the mobile telecommunication operators in arrears.

Movement of allowance for doubtful accounts receivable for the years ended December 31, 2003 and 2004 are as below:

	2003	2004
	(in thousands of U.S. dollars)
Balance at January 1	(1,228)	(2,420)
Charged to expenses	(1,487)	(761)
Write-off of receivable balances and corresponding provisions	295	17

Balance at December 31	(2,420)	(3,164)

Notes to Consolidated Financial Statements

9.	DEFERRED COSTS

In connection with the listing of the Company, the Group had incurred professional fees of US$25,589,000 which have been deducted from our IPO proceeds during the year ended December 31, 2004.

10.	PREPAYMENTS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Prepayment for contents	118	2,165
Portal facility prepayment	246	181
Fixed asset purchase prepayment	241	262
Tax prepayment	—	439
Others	800	1,069

Total	1,405	4,116

11.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Rental deposits	97	277
Advances to staff	401	572
Interest receivable	—	1,348
Others	437	146

Total	935	2,343

Notes to Consolidated Financial Statements

12.	DUE FROM/TO RELATED PARTIES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Due from:
Fellow subsidiaries	123	155
Related companies	1	4

Total	124	159

Due to:
Parent company	18,960	19,456
Fellow subsidiaries	1,023	874
Related companies	—	1

Total	19,983	20,331

The balances due from fellow subsidiaries and related companies are unsecured, non-interest bearing and have no fixed terms of repayment.

The balance due to our parent company is unsecured and is repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate since January 1, 2004, before which the balance due to our parent company was unsecured and non-interest bearing. However, estimated imputed interest charges on balance due to parent company were calculated using the weighted average interest rate of 2.28% and 1.59% for the years ended December 31, 2002 and 2003 respectively and were capitalized as paid-in capital.

During the years ended December 31, 2002, 2003 and 2004, interest charges on balance due to our parent company amounted to US$435,000, US$394,000, and US$428,000 respectively.

Notes to Consolidated Financial Statements

13.	INTANGIBLES, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Non-compete agreement	100	—
Domain names	660	660
Trademark	263	263
Customer base	947	692
Backlog	28	28
Software	139	1,376
Licenses	96	1,044
Partnership contract	4,364	—

	6,597	4,063
Less: Accumulated amortization	(899)	(762)
Less: Provision for impairment*	(1,287)	(1,594)

Net book value	4,411	1,707

*	Based on the assessment for the year ended December 31, 2004, the Group recorded a provision on the remaining carrying value of US$307,000 for impairment of certain identifiable intangibles associated with the license right of Karma Online, an online game which was promoted in the China market in 2004. The above provision for impairment was recorded as Karma Online did not succeed in its commercial launch in China.

During the year ended December 31, 2002, 2003 and 2004, the amortization expense of the Group amounted to US$88,000, US$629,000 and US$5,614,000, respectively.

During the year ended December 31, 2004, the company wrote off its intangible assets totalling US$5,750,000 on partnership contract, customer base, licences and non-compete agreement, together with the corresponding accumulated amortization of the same amount as such intangible assets were fully amortized.

Notes to Consolidated Financial Statements

14.	AVAILABLE-FOR-SALE SECURITIES

In April 2004, the Company purchased a portfolio of debt securities for a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum.

The Company’s investment in marketable debt securities is classified as available-for-sale securities. The aggregate fair value of the marketable debt securities was US$116,471,000 as of December 31, 2004. For the year ended December 31, 2004, the Company recorded US$615,000 of unrealized losses on its marketable debt securities in other comprehensive losses and US$2,960,000 of interest income in the consolidated statements of operations.

15.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Great Wall”) for a consideration of US$1,494,000. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2004, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

Within 12 months after signing the share subscription agreement, the Company also has an option to exercise warrants to subscribe for 1,387,618 preferred shares at US$1.50 each. If the warrants are exercised, the Company’s ownership stake will increase to 20.55% on a fully diluted basis. At the end of 2004, in the view of management, the warrants’ fair value was zero as the fair value of the underlying security was lower than the exercise price of the warrant and therefore no decision has been made to exercise them.

Notes to Consolidated Financial Statements

16.	PROPERTY AND EQUIPMENT, NET (continued)

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Computer hardware and software	15,845	23,463
Furniture and office equipment	491	784
Motor vehicles	68	279
Leasehold improvements	799	1,589

	17,203	26,115
Less: Accumulated depreciation	(7,646)	(11,725)
Less: Provision for impairment (#)	(2,463)	(2,463)

Net book value	7,094	11,927

(#)	For the year ended December 31, 2001, we recognized impairment charges of US$2,960,000 mainly to write off certain computer hardware and software equipment owned by Shenzhen Freenet due to the overall decline in industry growth rates and negative industry and economic trends. In 2003, the provision balance decreased to US$2,463,000 due to the disposal of certain equipment.

During the years ended December 31, 2002, 2003 and 2004, the depreciation charges of the Group amounted to US$1,865,000, US$3,016,000 and US$4,544,000, respectively.

Notes to Consolidated Financial Statements

17.	GOODWILL, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Cost:
Beginning of year	59,241	43,576
Goodwill arising from acquisitions*	214	158,280
Goodwill of non-core Internet business entities	(15,879)	—

End of year	43,576	201,856
Accumulated amortization and provision for impairment:

Beginning of the year	59,241	43,362
Accumulated amortization and provision for impairment of non-core Internet business entities(#)	(15,879)	—

End of year	43,362	43,362

Net book value:
End of year	214	158,494

Beginning of year	—	214

*	Goodwill of US$158,280,000 as at December 31, 2004 includes US$125,412,000 arising from the acquisition of Puccini Group, US$26,847,000 arising from the acquisition of Treasure Base Group, and US$6,021,000 arsing from the acquisition of Whole Win Group, as discussed in note 6 “Business Combinations”.
(#)	During the year ended December 31, 2003, goodwill of US$15,879,000 related to non-core Internet business units were written off together with the corresponding accumulated amortization and provision for impairment of the same amount as these non-core Internet business units were carved out upon the Reorganisation.

For the year end December 31, 2004, the management determined that there was no impairment of goodwill based on a valuation performed by an independent valuer. The valuation was prepared by the valuer using the market value approach with comparisons to selected publicly traded companies operating in the same industry.

Notes to Consolidated Financial Statements

18.	ACCOUNTS PAYABLE

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Current	1,489	901
31 - 60 days	35	138
61 - 90 days	301	270
Over 90 days	1,416	1,469

Total	3,241	2,778

19.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	587	721
Advertising expenses payable	693	836
Rental and other lease charges accruals	131	161
Internet access charges and other direct costs accruals	333	2,494
Business tax and other levies payable	1,856	2,678
Advances received from customers	505	1,106
Listing expense accruals	14,412	803
Donation	1,842	—
Professional fees on acquisitions	768	358
Others	1,068	1,677

Total	22,195	10,834

Notes to Consolidated Financial Statements

20.	CONSIDERATION PAYABLES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Acquisition of Puccini Group	6,580	113,594
Acquisition of Treasure Base Group	—	14,957
Acquisition of Whole Win Group	—	5,062

Total	6,580	133,613

Consideration payables as at December 31, 2004 arose from the acquisitions of Puccini Group, Treasure Base Group and Whole Win Group, as discussed in note 6 “Business Combinations”.

21.	SHARE CAPITAL

Company – Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2003 and 2004	10,000,000,000	12,821

Notes to Consolidated Financial Statements

21.	SHARE CAPITAL (continued)

Company – Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2003	2,800,000,000	3,590
Issuance of shares pursuant to IPO	1,000,000,000	1,282
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123

As at December 31, 2004	3,896,200,000	4,995

As at December 31, 2003, the Company had an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$5,128,000.

Subsequent to December 31, 2003, the Company underwent a capital reorganization, with the effect of reducing issued share capital from US$5,128,000 to US$3,590,000 through repurchasing 1,300,000,000 ordinary shares and allotting 100,000,000 ordinary shares at the same consideration of US$9,750,000. The share capital of the Company has been retroactively restated for the effect of the capital reorganization from the beginning of the earliest period presented.

In March 2004, the Company issued 1,000,000,000 ordinary shares under the global offering. In addition to the ordinary shares issued under the global offering, 96,200,000 ordinary shares were issued at the initial public offering price, held in escrow and allotted to Cranwood by the Company to satisfy part of the initial consideration for the acquisition of Puccini Group. These shares have a par value of US$0.001282 or HK$0.01 each and the initial public offering price was US$0.19 or HK$1.50 per offer share.

Notes to Consolidated Financial Statements

22.	CHINA CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was US$434,000, US$527,000 and US$1,121,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The Group is required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The contributions for the years ended December 31, 2002, 2003 and 2004 amounted to US$212,000, US$515,000 and US$1,045,000 respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

(b)	Statutory Reserves

Certain subsidiaries and variable interest entities of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

During the year ended December 31, 2002, one legal entity appropriated US$395,000 and US$198,000 respectively to statutory surplus reserve and statutory public welfare fund, on the after-tax net income determined in accordance with the PRC GAAP. An additional US$959,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations.

During the year ended December 31, 2003, there was no profit appropriation to statutory reserve funds.

During the year ended December 31, 2004, the same legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations.

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS

		Year ended December 31,
	Note	2002	2003	2004
		(in thousands of U.S. dollars)
Advertising and commercial enterprise solutions revenues earned from:	(a)
– subsidiaries of TOM Group	(b)	140	132	51
– minority shareholders of a subsidiary		273	510	—
– related companies of minority shareholders of a subsidiary		712	1,972	—
– a shareholder of TOM Group		144	—	—

Office rental expenses charged by:
– a related company of a shareholder of TOM Group	(c)	463	732	1,487

Commercial enterprise solutions and Internet access expenses charged by:	(d)
– subsidiaries of TOM Group		12	—	82
– minority shareholders of a subsidiary		1,631	85	—
– related companies of minority shareholders of a subsidiary		853	—	—

Property and equipment purchased from:	(e)
– a shareholder of TOM Group		26	—	—
– TOM Group		205	—	—

Property and equipment transferred to subsidiaries of TOM Group	(f)	—	292	—

Recharge to TOM Group and its subsidiaries of operating expenses incurred on their behalf		1,250	1,686	365

Interest expenses charged by TOM Group	(g)	435	394	428

Corporate expenses recharged by TOM Group or its subsidiaries:	(h)	729	923	805

Purchase of furniture and equipment on behalf of a related company controlled by a shareholder of TOM Group	(i)	138	—	—

Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM Group	(j)	—	109	—

Cooperation services fee with a fellow subsidiary	(k)	—	73	—

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS (continued)

Notes:

(a)	As of December 31, 2002, 2003 and 2004, balances due from these related companies in respect of advertising and commercial enterprise solutions amounted to US$461,000, US$698,000 and US$705,000 respectively.

(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM.COM INTERNATIONAL LIMITED (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. During the year ended December 31, 2004, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned commercial enterprise solution revenue from a subsidiary of TOM Group amounted to US$51,000.

(c)	The office premises were leased to the Group at market rates. The term of three of the lease agreements is for three years commencing June 15, 2003 and one lease agreement is from January 1, 2004 to August 14, 2006.

(d)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group. This agreement will be effective until December 31, 2006. During the year ended December 31, 2004, the Group recorded such Media Services fee equal to US$21,000. As of December 31, 2002, 2003 and 2004, balances due to these related companies in respect of Media Services, commercial enterprise solutions and Internet access charges amounted to US$829,000, $Nil and US$23,000 respectively.

(e)	As of December 31, 2002, 2003 and 2004, balances due to these related companies in respect of the purchase of property and equipment amounted to US$915,000, US$915,000 and $Nil.

(f)	Property and equipment were transferred to certain subsidiaries of TOM Group at their net book values. As of December 31, 2004, balance due from these related companies in respect of the transfer of property and equipment was Nil.

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)

(g)	The amount for the years ended December 31, 2002 and 2003 represented estimated imputed loan interests charge on advances from TOM Group and its subsidiaries to the Group. Respective interest expenses have been capitalized as paid-in capital for the years ended December 31, 2002 and 2003. On September 21, 2003, the Group entered into loan agreements with TOM Group, under which TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans are interest bearing at the market rate of 1.65% per annum over the Hong Kong Dollar Interbank Offer Rates. These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The loan interest for year 2004 amounted to US$428,000.

(h)	For the year ended December 31, 2002 and for the period from January 1, 2003 to September 26, 2003, the date when the Reorganization was completed, certain corporate expenses were recharged by TOM Group to the Group. The consolidated financial statements included allocations of certain TOM Group corporate employee compensation costs, general, administrative and other expenses. For those expenses for which a specific identification method was not practicable, the allocation was primarily based on the percentage of the Group’s total assets to those of TOM Group. The Group believes that this allocation methodology is reasonable. As part of the Reorganization, the Company and TOM Group entered into an administrative services agreement on September 26, 2003, which became effective from the Company’s Listing Date, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology supporting services and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis and in any event, the parties agree that the fee payable will not be more than HK$5,000,000 (US$641,000) on an annual basis. For the year ended December 31, 2004, the Group recorded such administrative service fee equal to HK$5,000,000 (US$641,000) and miscellaneous expenses to be reimbursed to TOM Group amounting to US$164,000.

(i)	As of December 31, 2002, 2003 and 2004, balance due from this related company in respect of the furniture and equipment purchased on its behalf amounted to US$138,000, Nil and Nil.

(j)	During the year ended December 31, 2003 the Group entered into two agreements with a third-party advertising company for promotional services from January 11, 2003 to June 30, 2003. Subsequent to the signing of these agreements, the Group entered another agreement with the advertising company and this related company, whereby this related company has agreed to bear all the risk and rewards associated with the two previously signed advertising agreements.

(k)	Beijing Lei Ting signed a cooperation agreement with Shanghai Maya Online Broadband Network Company Limited (“Shanghai Maya”), which is 50% owned by our parent company, whereby Shanghai Maya permitted the Group to use certain contents from its database, and in return, the Group agreed to pay a fixed fee of US$73,000 plus a 50% share on the net profit in respect of wireless value-added services generated from the contents provided. Management considers that this transaction is non-recurring in nature. As of December 31, 2004, balance due to this related company amounted to US$73,000.

(l)	The Group had extended loans of US$6,982,000, US$6,886,000 and US$7,968,000 as of December 31, 2002, 2003 and 2004, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities.

Notes to Consolidated Financial Statements

24.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2002, 2003 and 2004.

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2002	2003	2004
EIT statutory rate	(33)%	33%	33%
Effect of tax holiday	(25)%	(18)%	(21)%
Permanent book-tax differences:
– Staff costs and welfare	4%	4%	2%
– Administrative expenses	7%	2%	3%
– Advertising expenses	3%	2%	—
– Interest expense	1%	1%	—
– Provision for impairment and amortization of goodwill and other intangibles	8%	—	1%
– Donation	—	—	2%
– Others	3%	(1)%	(2)%
Change in valuation allowance	32%	(24)%	(18)%

Effective EIT rate	—	(1)%	—

Notes to Consolidated Financial Statements

24.	INCOME TAXES (continued)

China (continued)

As of December 31, 2002, 2003 and 2004, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Loss carry-forwards	10,533	3,993	1,797
Depreciation	542	666	858
Provision for impairment of intangibles	442	—	23
Allowance for doubtful accounts	237	331	285
Provision for impairment of property and equipment	566	114	114
Others	167	282	729
Valuation allowance	(12,487)	(5,112)	(3,458)

Net deferred tax assets	—	274	348

Subject to the approval of the relevant tax authorities, the Group had loss carry-forwards of US$6,232,000 as of December 31, 2004. US$345,000, US$1,306,000, US$2,606,000 and US$1,975,000 of these loss carry-forwards will expire in 2006, 2007, 2008 and 2009, respectively.

As of December 31, 2002, 2003 and 2004, valuation allowances of US$12,487,000, US$5,112,000 and US$3,458,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. There is no assurance that the Group will be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The net deferred tax assets of US$348,000 as of December 31, 2004 arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

Notes to Consolidated Financial Statements

25.	(LOSS)/EARNINGS PER ORDINARY SHARE AND (LOSS)/EARNINGS PER ADS

The following table sets forth the computation of basic and diluted (loss)/earnings per ordinary share for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(in thousand of U.S. dollars except number of shares)
Numerator:
Net (loss)/income attributable to ordinary shareholders	(8,354)	19,572	33,908

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	2,800,000,000	3,608,743,169
Dilutive effect of contingently issuable shares in relation to settlement of considerations for acquisitions	—	—	358,815,780

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	2,800,000,000	3,967,558,949

(Loss)/earnings per ordinary share, basic (cents)	(0.30)	0.70	0.94

Earnings per ordinary share, diluted (cents)	N/A	N/A	0.85

(Loss)/earnings per ADS, basic (cents)	(23.8)	55.9	75.2

Earnings per ADS, diluted (cents)	N/A	N/A	68.4

Stock options for a total of nil, nil and 280,000,000 ordinary shares in 2002, 2003 and 2004, respectively, were excluded from the computation of diluted earnings/(loss) per share because (i) the exercise prices of the options were greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

Notes to Consolidated Financial Statements

26.	DIVIDENDS

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for years ended December 31, 2002, 2003 and 2004.

27.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

28.	SHARE OPTION PLANS

The Group’s stock based compensation plans include four share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and share option scheme of TOM Group (“TOM Group Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

(a)	TOM Group Pre-IPO Share Option Plan

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of TOM Group. Each option is exercisable as determined by the board and has a maximum term of ten years from February 11, 2000. In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM Group granted 9,080,000 options to an executive director of the Company on February 11, 2000. Stock-based compensation charge incurred by TOM Group for this executive director of the Company was allocated to the Company primarily based on the Group’s total assets to those of TOM Group.

Following the listing of the shares of TOM Group on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

(b)	TOM Group Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance of 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirement of the GEM Listing Rules.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(b)	TOM Group Share Option Scheme (continued)

Under the TOM Group Share Option Scheme, share options may be granted, at the discretion of the board of directors of TOM Group, to employees or directors of TOM Group, or of any company in which TOM Group owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM Group on the date of grant;

(ii)	the average closing price of the shares of TOM Group for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of one share of TOM Group.

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. Vesting periods generally range from 1 year to 7 years.

During the year ended December 31, 2000, TOM Group extended the vesting period of certain option grants by a period of up to 7 years. As a result of this modification, a new measurement date was created for accounting purposes under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the modification. As of December 31, 2002, 2003 and 2004, TOM Group had reserved 2,978,000, 2,566,000 and 1,920,000 shares, respectively, under these modified options.

During the year ended December 31, 2000, TOM Group also granted options to certain employees subject to specific conditions, including the performance of the share price of TOM Group, and the achievement of various individual milestones. Since the terms of the grant prevent the determination of the number of shares that may be acquired by the employee at the date of the award, these awards have been accounted as variable awards in accordance with APB No. 25. As a result of the decline in the share price of TOM Group, the exercise price of these options has generally been in excess of the market value and therefore no compensation expense in accordance with APB No. 25 has been recorded. As of December 31, 2004, 24,818,000 options had been granted under this type of options and 5,426,000 options were outstanding.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(b)	TOM Group Share Option Scheme (continued)

During the years ended December 31, 2003 and 2004, TOM Group granted 7,698,000 and nil options, respectively, to selected employees. Among these awards 1,698,000 and nil options granted in 2003 and 2004, respectively, were subject to certain conditions, including cancellation of some of these grantees’ previously awarded options. Since the grants of new options are in the contemplation of cancelling old options which exercise prices are of higher value, the newly granted options were treated as replacement options and have been accounted as variable awards in accordance with FIN 44. However, no additional compensation expense was recognized under FIN 44 and APB No. 25 during the years ended December 31, 2003 and 2004, since the exercise prices of the replacement options concerned were in excess of the market value of the underlying shares at the end of each reporting period.

Total options granted to the executive directors of the Company and employees of the Group during 2002, 2003 and 2004 under TOM Group Share Option Scheme were 3,294,000, 7,698,000 and Nil options, respectively.

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board of directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally range from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under the The Company Pre-IPO Share Option Plan.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(d)	The Company Share Option Scheme

On February 12, 2004, the Company adopted The Company Share Option Scheme, pursuant to which the Company may grant, at the discretion of the board of directors of the Company, to officers, directors, employees and business associates options to subscribe for ordinary shares of the Company.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the ordinary shares of the Company on GEM on the date of grant;

(ii)	the average closing price of the ordinary shares of the Company for the five consecutive business days immediately preceding the date of grant; and

(iii)	the nominal value of one ordinary share of the Company.

The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from shareholders and parent Company’s shareholders for granting options beyond the 10% limit. Under GEM listing rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time.

As of December 31, 2004, the Company have not granted any options pursuant to this scheme. The scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the year ended December 31, 2002, 2003 and 2004 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Share Option Scheme

	Year ended December 31,
	2002		2003		2004
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	27,310,000	0.63	21,572,000	0.53	25,626,000	0.45
Granted	3,294,000	0.47	7,698,000	0.31	—	—
Cancelled	(9,032,000)	0.80	(3,644,000)	0.59	(1,502,000)	0.86

Outstanding at year end	21,572,000	0.53	25,626,000	0.45	24,124,000	0.44

Exercisable at year end	13,242,000	0.50	17,060,000	0.40	18,204,000	0.38

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options (continued)

The following is additional information relating to options outstanding as of December 31, 2004:

	Options outstanding as of December 31, 2004			Options exercisable as of December 31, 2004
Range of exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 – 0.38	16,778,000	6.79	0.27	12,778,000	6.17	0.26
0.39 – 0.77	6,040,000	5.59	0.69	5,426,000	5.60	0.68
1.16 – 1.54	1,306,000	5.22	1.45	—	—	—

	24,124,000			18,204,000

For the years ended December 31, 2002, 2003 and 2004, TOM Group has granted 20,000,000, 53,000,000 and nil share options and cancelled 24,216,000, nil and nil share options previously issued to the non-executive directors of the Company. As of December 31, 2002, 2003 and 2004, the outstanding and exercisable amount of share options were 25,138,000, 78,138,000 and 78,138,000 and 19,138,000, 45,138,000 and 56,138,000 respectively with the weighted average exercise prices of outstanding and exercisable share options of US$0.52, US$0.39 and US$0.39, and US$0.53, US$0.43 and US$0.41 respectively. The weighted average remaining contractual lives of outstanding and exercisable share options are 8.79, 9.15 and 8.13, 8.69, 8.67 and 7.88 years respectively.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options (continued)

The Company Pre-IPO Share Option Plan

	Year ended December 31, 2004
	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—
Granted	280,000,000	0.19
Exercised	—	—
Cancelled	(17,574,960)	0.19

Outstanding at year end	262,425,040	0.19

Exercisable at year end	26,352,654	0.19

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures

The Group accounts for stock based compensation, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group records expense for employee share compensation plans equal to the excess of the market price of the underlying shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the stock based compensation issued to employees as of the date of grant is amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123 for awards granted under its share option plans.

The estimated weighted average grant date fair value, as defined by SFAS No. 123 was calculated using the Black-Scholes model. The Black -Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s share option plans. This model also requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2002	2003	2004
Risk free interest rate (%)	3.89 – 7.47	2.31 – 7.47	0.2 – 2.07
Expected life (years)	2 – 6	1 – 4	0.57 – 4.07
Expected dividend yield	0	0	0
Volatility (%)	82 – 119	70 – 119	64
Weighted average estimated grant date fair value (US$)	0.18 – 1.26	0.12 – 1.26	0.38 – 0.75

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures (continued)

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation, the effect on net (loss)/income would have been reduced and adjusted to the pro forma amounts as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (loss)/income as reported	(8,354)	19,572	33,908
Add: Share compensation cost as reported	—	—	—
Less: stock based employee compensation expense determined under fair value based method, net of tax	(780)	(482)	(8,578)
Less: allocation of total stock based employee compensation income/(expense) determined under fair value method	969	(877)	—

Pro forma net (loss)/income attributable to shareholders	(8,165)	18,213	25,330

Pro forma (loss)/earnings per ordinary share – basic (cents)	(0.29)	0.65	0.70

Pro forma earnings per ordinary share – diluted (cents)	N/A	N/A	0.65

Notes to Consolidated Financial Statements

29.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Contracted but not provided for *	—	17,732

Property and equipment:
Authorized but not contracted for	140	2,026

Total	140	19,758

*	US$17,732,000 represents total consideration for the acquisition of Indiagames Limited. For details, please refer to Note 31. In addition, the Group is obligated to pay an earn-out consideration in 2006 in connection with the acquisition of Treasure Base Group as disclosed in note 6(b).

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2003 and 2004 are as follows:

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
2004	1,244	—
2005	1,180	1,667
2006	696	1,066

Total	3,120	2,733

As of December 31, 2004, the Group had no operating lease commitments beyond 2006. For the years ended December 31, 2002, 2003 and 2004, the Group incurred rental expenses of US$862,000, US$793,000 and US$1,150,000 respectively.

Notes to Consolidated Financial Statements

30.	SEGMENT INFORMATION

Based on the criteria established by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Revenues
Wireless internet services	9,958	55,843	112,880
Advertising	4,228	5,845	7,583
Commercial enterprise solutions	11,244	13,825	2,189
Internet access	4,545	1,560	68

Total revenues	29,975	77,073	122,720

Cost of revenues
Wireless internet services	(7,632)	(27,294)	(60,979)
Advertising	(3,914)	(4,351)	(2,736)
Commercial enterprise solutions	(9,238)	(11,773)	(1,042)
Internet access	(4,090)	(667)	—

Total cost of revenues	(24,874)	(44,085)	(64,757)

Gross profit	5,101	32,988	57,963

Notes to Consolidated Financial Statements

31.	SUBSEQUENT EVENTS

In December 2004, the Company, through its wholly-owned subsidiary, TOM Online Games Limited, announced that it will acquire approximately 80.6% (as enlarged by the issue of the below subscription shares) of the issued share capital of Indiagames Limited (“Indiagames”), a limited liability company incorporated in India, engaged in mobile games publishing business. The total consideration for the acquisition amounts to US$17,732,000, which comprises US$13,732,000 for the acquisition of approximately 76.29% of the existing issued and paid-up capital of Indiagames and US$4,000,000 for a subscription of 112,683 new shares of Indiagames. The acquisition will be funded by the Company’s internal resources and will be subject to customary closing conditions. Indiagames has not been consolidated in the Group’s financial statements for the year ended December 31, 2004 since the acquisition was not completed as of the year end date. The consideration for the acquisition of 76.29% of equity interests was paid in February 2005 and the acquisition was completed as at February 24, 2005. The subscription of 112,683 shares will be completed on or before March 31, 2005.

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE

(a)	Directors’ rights to acquire shares in TOM Group

Among the director grantees of the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, Sing Wang and Tong Mei Kuen, Tommei are non-executive directors of the Company. Share options were granted to them in their capacity of being directors of the Company’s parent company TOM Group. These directors are corporate executives who have multiple corporate management responsibilities, any stock-based compensation charge incurred by TOM Group for them would have been allocated to the Company based on the percentage of the Group’s total assets to those of TOM Group. In practice, TOM Group did not incur any stock-based compensation costs for these two executives during the historical track record period and hence the Group had not been allocated of any such costs.

Sing Wang had been granted 20,000,000 share options on February 7, 2002 in the capacity of being a director of the Company’s parent company TOM Group. These options were granted in contemplation of a cancellation of the remaining unvested options previously granted to them on June 30, 2000 and August 8, 2000 as at February 7, 2002. The newly granted options were considered as replacement to the existing ones. As a result, a new measurement date was created for accounting purposes. However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the replacement.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Pursuant to the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, certain directors of the Company were granted share options to subscribe for the shares of TOM Group. Details of which as of December 31, 2002, 2003 and 2004 were as follows:

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2002	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2002	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	15,000,000	—	—	—	12,000,000 (Note vii)	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	14,354,000	—	—	—	12,216,000 (Note vii)	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	—	20,000,000	—	—	—	20,000,000	7/2/2002–	3.76
								6/2/2012
								(Note iii)

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000–	1.78	*
								10/2/2010
								(Note iv)

	7/2/2002	—	850,000	—	—	—	850,000	7/2/2002–	3.76
								6/2/2012
								(Note v)

Wu Yun	7/2/2002	—	200,000	—	—	—	200,000	7/2/2002–	3.76
								6/2/2012
								(Note vi)

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30%. The first and second tranches of the options had vested on February 8, 2002 and June 1, 2002, respectively. The third tranche of the options had vested on June 1, 2003.

(iv)	The options had vested in three tranches in the proportion of 20%:30%:50%. The first and second tranches of the options had vested on February 11, 2001 and 2002, respectively. The third tranche of the options had vested on February 11, 2003.

(v)	The options had vested in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002. The third tranche of the options had vested on February 8, 2003.

(vi)	The options had vested in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002 and October 1, 2002, respectively. The third tranche of the options had vested on October 1, 2003.

(vii)	The options were canceled pursuant to the ordinary resolutions of TOM Group passed at the extraordinary general meeting of TOM Group held on April 24, 2002.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2003	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2003	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	3,000,000	—	—	—	—	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	2,138,000	—	—	—	—	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	20,000,000	—	—	—	—	20,000,000	7/2/2002– 6/2/2012 (Note iii)	3.76

	9/10/2003	—	38,000,000	—	—	—	38,000,000	9/10/2003– 8/10/2013 (Note iv)	2.505

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010 (Note v)	1.78	*

	7/2/2002	850,000	—	—	—	850,000	—	7/2/2002– 6/2/2012	3.76

	9/10/2003	—	6,850,000	—	—	—	6,850,000	9/10/2003– 8/10/2013 (Note vi)	2.505

Wu Yun	7/2/2002	200,000	—	—	—	200,000	—	7/2/2002– 6/2/2012	3.76

	9/10/2003	—	200,000	—	—	—	200,000	9/10/2003– 8/10/2013 (Note vii)	2.505

Tong Mei Kuen, Tommei	9/10/2003	—	15,000,000	—	—	—	15,000,000	9/10/2003– 8/10/2013 (Note viii)	2.505

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30% on February 8, 2002, June 1, 2002 and 2003, respectively.

(iv)	The options will vest in four tranches. The first tranche of 20,000,000 options and the second tranche of 6,000,000 options had vested on October 10, 2003 and on June 1, 2004, respectively. The third tranche of 6,000,000 options and the fourth tranche of 6,000,000 options will vest on June 1, 2005 and 2006, respectively.

(v)	The options had vested in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.

(vi)	The options will vest in four tranches. The first tranche of 850,000 options had vested on October 10, 2003. The second tranche of 2,000,000 options, the third tranche of 2,000,000 options had vested on February 1, 2004 and 2005 respectively. The fourth tranche of 2,000,000 options will vest on February 1, 2006.

(vii)	The options had vested on October 10, 2003.

(viii)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on March 17, 2004 and 2005. The third tranch of the option will vest on March 17, 2006.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2004	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2004	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	3,000,000	—	—	—	—	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	2,138,000	—	—	—	—	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	20,000,000	—	—	—	—	20,000,000	7/2/2002– 6/2/2012 (Note iii)	3.76

	9/10/2003	38,000,000	—	—	—	—	38,000,000	9/10/2003– 8/10/2013 (Note iv)	2.505

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010 (Note v)	1.78	*

	9/10/2003	6,850,000	—	—	—	—	6,850,000	9/10/2003– 8/10/2013 (Note vi)	2.505

Wu Yun	9/10/2003	200,000	—	—	—	—	200,000	9/10/2003– 8/10/2013 (Note vii)	2.505

Tong Mei Kuen. Tommei	9/10/2003	15,000,000	—	—	—	—	15,000,000	9/10/2003– 8/10/2013 (Note viii)	2.505

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30% on February 8, 2002, June 1, 2002 and 2003, respectively.

(iv)	The options will vest in four tranches. The first tranche of 20,000,000 options and the second tranche of 6,000,000 options had vested on October 10, 2003 and June 1, 2004, respectively. The third tranche of 6,000,000 options and the fourth tranche of 6,000,000 options will vest on June 1, 2005 and 2006, respectively.

(v)	The options had vested in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.

(vi)	The options will vest in four tranches. The first tranche of 850,000 options had vested on October 10, 2003. The second tranche of 2,000,000 options, the third tranche of 2,000,000 options had vested on February 1, 2004 and 2005 respectively. The fourth tranche of 2,000,000 options will vest on February 1, 2006.

(vii)	The options had vested on October 10, 2003.

(viii)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on March 17, 2004 and 2005. The third tranch of the option will vest on March 17, 2006.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(b)	Directors’ rights to acquire shares in the Company

Pursuant to The Company Pre-IPO Share Option Plan, certain directors of the Company were granted share options to subscribe for the shares of the Company. Details of which as of December 31, 2004 were as follows:

			Number of share options
Name of Directors	Date of Grant	Outstanding as of January 1, 2004	Granted During the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as of December 31, 2004	Option period	Subscription price per share (HK$)
Wang Lei Lei	16/2/2004	—	165,000,000	—	—	—	165,000,000	16/2/2004– 15/2/2014 (Note i)	1.50

Peter Andrew Schloss	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note ii)	1.50

Xu Zhiming	16/2/2004	—	7,500,000	—	—	—	7,500,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Feng Jue, Elaine	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Wu Yun	16/2/2004	—	7,500,000	—	—	—	7,500,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Fan Tai	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Notes:

(i)	The options will vest in 5 tranches in the proportion of 10%:15%:20%:25%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third, fourth and fifth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively. By the written resolutions of the sole shareholder of the Company dated February 16, 2004, Mr. Wang Lei Lei was granted 165,000,000 options to subscribe for shares of the Company which represented more than 1% of the then issued share capital of the Company.

(ii)	The options will vest in 4 tranches in the proportion of 15%:25%:30%:30%. The first tranche of the options has vested on February 16, 2005, the second, third and fourth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively.

(iii)	The options will vest in 4 tranches in the proportion of 10%:30%:30%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third and fourth tranches of the options will vest on February 16, 2006 and February 16, 2007 respectively.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(c)	Staff costs

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Wages and salaries	5,017	6,120	10,305
Pension costs – defined contribution plan	240	320	904

	5,257	6,440	11,209

(d)	(Loss)/income before tax

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
(Loss)/income before tax was arrived at after Charging:
Interest expense	435	394	428
Auditor’s remuneration	98	149	1,025
Provision for impairment of goodwill	1949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Loss on disposal of property and equipment	163	91	9

Crediting:
Interest income	27	74	3,523

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(e)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Fees	1	6	115
Basic salaries, housing allowances, other allowances and benefits in kind	296	567	919
Discretionary bonuses	234	204	109
Contribution to pension schemes for directors	12	22	52

	543	799	1,195

Details of the emoluments of individual directors are as follows:
	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Mr. Wang Lei Lei	352	200	207
Mr. Sing Wang (*)	81	206	6
Mr. Fan Tai	39	65	77
Mr. Wu Yun	44	61	74
Ms. Tong Mei Kuen, Tommei (*)	—	83	115
Ms. Elaine Feng	3	31	46
Mr. Xu Zhiming (*)	23	139	277
Mr. Frank Sixt (*)	1	—	6
Mr. Peter Schloss	—	14	328
Mr. Kwong Che Keung, Gordon	—	—	26
Mr. Ma Wei Hua	—	—	26
Dr. Lo Ka Shui	—	—	7
Mrs. Chow Woo Mo Fong, Susan	—	—	—

	543	799	1,195

*	Emoluments of these directors were allocated by TOM Group through corporate expenses recharge based on the percentage of the Group’s total assets to those of TOM Group for the years ended December 31, 2002 and 2003. For the year ended December 31, 2004, emoluments of these directors were recorded and paid by the Group.

During the years ended December 31, 2002, 2003 and 2004, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(f)	Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2002, 2003 and 2004 include 2 directors, 5 directors and 4 directors respectively, whose emoluments are reflected in the analysis presented in note 32(e) above. The emoluments payable to the remaining 3 individuals, nil individuals and 1 individual for the years ended December 31, 2002, 2003 and 2004, respectively, are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	148	—	22
Bonuses	11	—	76
Contributions to pension schemes	1	—	2

	160	—	100

None of the above individuals received remuneration in excess of US$128,000 (equivalent to HK$1,000,000).

(g)	Net current assets and total assets less current liabilities

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Net current assets	21,987	(55,801)
Total assets less current liabilities	34,545	234,880

(h)	Property and equipment, net

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Additions	4,451	4,790	9,175

Disposals	195	91	9

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(i)	Selected financial information of the Company

BALANCE SHEETS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	—	30,400
Prepayments	—	148
Deposits and other receivables	—	1,120
Due from related parties	—	92,106

Total current assets	—	123,774

Investment in available-for-sale securities	—	116,471
Investment in subsidiaries	30,000	30,004

Total non-current assets	30,000	146,475

Total assets	30,000	270,249

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals	—	1,844
Consideration payable	—	47,547
Due to related parties	8	6,262

Total liabilities	8	55,653

Share capital	3,590	4,995
Paid-in capital	26,410	211,726
Accumulated other comprehensive losses	—	(615)
Accumulated deficit	(8)	(1,510)

Total shareholders’ equity	29,992	214,596

Total liabilities and shareholders’ equity	30,000	270,249

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(i)	Selected financial information of the Company (continued)

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except number of shares)
Balance as of January 1, 2002	2,800,000,000	3,590	26,410	—	(2)	29,998
Net loss		—	—	—	(2)	(2)

Balance as at December 31, 2002	2,800,000,000	3,590	26,410	—	(4)	29,996
Net loss		—	—	—	(4)	(4)

Balance as at December 31, 2003	2,800,000,000	3,590	26,410	—	(8)	29,992
Issuance of shares pursuant to IPO	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses		—	(25,589)	—	—	(25,589)
Issuance of shares as purchase consideration for the acquisition of Pucciui Group (Note 6)	96,200,000	123	18,377	—	—	18,500
Unrealized losses on available-for-sale securities		—	—	(615)	—	(615)
Net loss		—	—	—	(1,502)	(1,502)

Balance as at December 31, 2004	3,896,200,000	4,995	211,726	(615)	(1,510)	214,596

(j)	Distributable reserves

As of December 31, 2002, 2003 and 2004, the Company had no reserves available for distribution to the shareholders of the Company.

(k)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

Exhibits

Exhibit Number	Description of Exhibit

1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(1)	Restructuring Agreement, dated September 20, 2003, among TOM Online Inc., TOM.COM LIMITED and Rich Wealth Holdings Limited.

4.3(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

4.4(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.5(1)	Sale and Purchase Agreement, dated September 25, 2003, among Bright Horizon Enterprises Limited, Cranwood Company Limited, TOM Online Inc. and TOM.COM LIMITED.

4.6(1)	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.7(1)	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.8(1)	Cooperation Agreement, dated January 27, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Shanghai Maya Online Broadband Network Company Limited.

4.9(1)	Content License Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and ChinaPlus (Beijing) Company Limited (with schedule).

4.10(1)	License Agreement, dated November 21, 2002, between Beijing Lei Ting Wan Jun Network Technology Limited and Cernet Information Technology Company Limited.

4.11(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

4.12(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.13(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.14(1)	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

Exhibit Number	Description of Exhibit

4.15(1)	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

4.16(1)	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

4.17(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.18(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.19(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.20	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.21(1)	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

4.22	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.23	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.24	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company, Du Ying Shuang and Sheng Yong (with schedule).

4.25	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

4.26(1)	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.27(1)	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.28(1)	Domain Name Transfer Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.29(1)	Form of Employment Agreement.

4.30(1)	Short Messaging Services Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Beijing Mobile Communication Company Limited.

Exhibit Number	Description of Exhibit

4.31(1)	Short Messaging Services Agreement, dated April 11, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and China United Telecommunications Corporation.

4.32(1)	Wireless Interactive Voice Response Services Agreement, dated October 15, 2003, between Beijing Lei Ting Wu Ji Network Technology Limited and Beijing Mobile Communication Company Limited.

4.33(1)	Share Sale and Purchase Agreement, dated December 14, 2001, among China International Travel Service Head Office, CTN Holdings Limited, Super Travel Limited, Guangdong Hua Da Kang Investment Co., Ltd., Guangdong Suntek Information Industrial Co., Ltd., Guangzhou Xinrong Information Industrial Co., Ltd., Beijing Planet Network Travel Information Technology Limited, and China Travel Network Company Limited.

4.34(1)	Share Purchase Agreement, dated September 1, 2000, between Freenet Information Technology Company Limited and Effective Developments Limited.

4.35(1)	Acquisition Agreement, dated September, 2000, among Frederick Michael Demopoulos, Douglas Khoo Kok Hui, Lu Xiaohu, IDG Technology Venture Investment Inc., Softbank China Venture Investments No. 10 Limited and Sawston Developments Limited, as supplemented on November 30, 2000.

4.36(1)	Servicemark, Trademark and Domain Name Assignment Agreement, dated December 7, 1999, between Vortexx 2000 LLC and Heyami Limited.

4.37(1)	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

4.38(1)	Short Messaging Services Agreement, dated November 2003, between Guangdong Mobile Communication Company Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

4.39(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.40(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

4.41(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.42	Loan Agreement, dated August 11, 2004, between Treasure Base Investments Limited and Du Ying Shuang (with schedule).

4.43	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

Exhibit Number	Description of Exhibit

4.44	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

4.45	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.46	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

8.1	List of significant subsidiaries.

11.1	Code of Business Conduct and Ethics.

11.2	Code of Ethics for Senior Financial Officers.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of PricewaterhouseCoopers.

23.2	Consent of Commerce & Finance Law Offices.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.