Form 20-F
period 2005-12-31
TOM ONLINE INC
filed 2006-05-01
CIK 1263288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50631

TOM Online Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

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

As of December 31, 2005, 4,224,532,105 ordinary shares, par value HK$0.01 per share, were issued and outstanding. Ordinary shares of the Company are listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):    Large Accelerated Filer  ☐    Accelerated Filer  ☒    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

- i -

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	our network expansion and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances, joint ventures and acquisitions, and our ability to cooperate with our alliance and joint venture partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of our total revenues, wireless Internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications and Internet industries in China and other places where we conduct business.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	any changes in telecommunications and related technology and applications based on such technology;

- ii -

•	any changes in political, economic, legal and social conditions in China, India and other places where we conduct business operations, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

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

- iii -

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected historical consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected historical consolidated balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited historical consolidated financial statements that are not included in this annual report.

Our historical consolidated financial data reflects the effects of our reorganization from September 26, 2003 and of our acquisitions of Puccini International Ltd., or Puccini, Treasure Base Investments Limited, or Treasure Base, Whole Win Investments Limited, or Whole Win, and Indiagames Limited, or Indiagames, from November 19, 2003, August 11, 2004, November 19, 2004 and February 24, 2005, respectively. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. For a description of our reorganization, see “Item 4 — Information on the Company.”

	For the year ended December 31,
	2001	2002	2003	2004	2005
Historical Consolidated Statement of Operations Data	(in thousands of U.S. dollars)

Revenues:
Wireless Internet services (1)	30	9,958	55,843	112,880	161,879
Advertising (2)	2,950	4,228	5,845	7,583	9,210
Commercial enterprise solutions (3)	1,479	11,244	13,825	2,189	1,025
Internet access (4)	1,974	4,545	1,560	68	—

Total revenues	6,433	29,975	77,073	122,720	172,114

Cost of revenues:
Cost of services	(10,849)	(16,731)	(32,794)	(63,966)	(98,816)
Cost of goods sold	(59)	(8,143)	(11,291)	(791)	—

Total cost of revenues	(10,908)	(24,874)	(44,085)	(64,757)	(98,816)

Gross (loss)/profit	(4,475)	5,101	32,988	57,963	73,298

Operating expenses:
Selling and marketing expenses	(5,755)	(3,069)	(2,772)	(7,695)	(7,718)
General and administrative expenses	(8,808)	(7,356)	(9,133)	(12,385)	(22,048)
Product development expenses	(1,085)	(692)	(689)	(886)	(1,528)
Amortization of intangibles	(8)	(88)	(629)	(5,614)	(975)
Provision for impairment of goodwill, intangibles and property and equipment	(2,960)	(2,215)	—	(307)	—

Total operating expenses	(18,616)	(13,420)	(13,223)	(26,887)	(32,269)

(Loss)/income from operations	(23,091)	(8,319)	19,765	31,076	41,029

Other (expenses)/income
Net interest (expenses)/income	(347)	(408)	(320)	3,095	2,661
Exchange gain	—	—	—	—	1,132
Gain on disposal of available-for-sale securities	—	—	—	—	450
Loss on issue of shares by a subsidiary	—	—	—	—	(69)

(Loss)/income before tax	(23,438)	(8,727)	19,445	34,171	45,203
Income tax (expense)/credit	—	(16)	254	41	24

(Loss)/income after tax	(23,438)	(8,743)	19,699	34,212	45,227
Minority interests	294	389	(127)	(304)	(221)

Net (loss)/income attributable to shareholders	(23,144)	(8,354)	19,572	33,908	45,006

Earnings per ordinary share – basic (cents)	(0.83)	(0.30)	0.70	0.94	1.10
Earnings per ordinary share – diluted (cents)	N/A	N/A	N/A	0.85	1.07

Earnings per ADS – basic (cents)	(66.2)	(23.8)	55.9	75.2	87.7
Earnings per ADS – diluted (cents)	N/A	N/A	N/A	68.4	85.4

Weighted average number of shares (in thousands) – basic	2,800,000	2,800,000	2,800,000	3,608,743	4,107,486
Weighted average number of shares (in thousands) – diluted	2,800,000	2,800,000	2,800,000	3,967,559	4,217,527

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004 and November 19, 2004 respectively. Also includes revenues from the mobile games products of Indiagames since February 24, 2005. There was no revenue from Tel-Online for the year ended December 31, 2005.

(2)	In 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. From 2004, comprised of online advertising only.
(3)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hard ware on behalf of our clients.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue with respect to outstanding Internet access cards up until the end of the first quarter of 2004, when the last card expired. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

	As of or For the year ended December 31,
	2001	2002	2003	2004	2005
Historical Consolidated Balance Sheet Data	(in thousands of U.S. dollars, except percentages and operating data)

Cash and cash equivalents	5,320	6,752	22,636	79,320	99,869
Short-term bank deposits	—	—	—	—	1,863
Other current assets	9,925	12,310	32,182	33,100	42,748
Restricted cash	4,030	—	—	—	300
Property and equipment, net	2,960	5,518	7,094	11,927	15,346
Available-for-sale securities	—	—	—	116,471	38,519
Restricted securities	—	—	—	—	59,122
Goodwill, net	1,949	—	214	158,494	184,678
Other assets	1,442	994	5,250	3,789	3,562

Total assets	25,626	25,574	67,376	403,101	446,007

Consideration payables	—	—	6,580	133,613	16,615
Other current liabilities	14,445	8,498	26,251	34,608	41,101
Long-term liabilities	11,801	26,316	19,983	—	56,281

Total liabilities	26,246	34,814	52,814	168,221	113,997

Minority interests	613	224	152	456	2,900
Total shareholders’ equity/(deficit)	(1,233)	(9,464)	14,410	234,424	329,110

Total liabilities, minority interests and shareholders’ equity	25,626	25,574	67,376	403,101	446,007

Other Historical Consolidated Financial Data
Gross (loss)/profit margin	(70)%	17%	43%	47%	43%
Operating (loss)/profit margin	(359)%	(28)%	26%	25%	24%
Net (loss)/profit margin	(360)%	(28)%	25%	28%	26%
Depreciation	2,360	1,865	3,016	4,544	6,977
Amortization	8	88	629	5,614	975
Capital expenditure	2,749	4,451	4,790	9,175	9,843
Unaudited Operating Data
Registered users (millions) (1)	0.4	10.1	27.4	137	173

(1)	Approximate cumulative number of users of our wireless Internet data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi and Hong Kong dollars include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.0702 = US$1.00 and HK$7.7545 = US$1.00, the prevailing rates on December 31, 2005. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 5 to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate. Up until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth, for the periods indicated, the noon buying rate for cable transfers in Renminbi or Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2006, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.0167 = US$1.00 and HK$7.7620= US$1.00.

	Noon Buying Rate
	RMB per US$1.00		HK$ per US$1.00
Month ended	High	Low	High	Low
September 30, 2005	8.0956	8.0871	7.7693	7.7567
October 31, 2005	8.0924	8.0840	7.7587	7.7519
November 30, 2005	8.0877	8.0796	7.7570	7.7514
December 31, 2005	8.0808	8.0702	7.7548	7.7516
January 31, 2006	8.0702	8.0596	7.7571	7.7506
February 28, 2006	8.0616	8.0415	7.7618	7.7564
March 31, 2006	8.0505	8.0167	7.7620	7.7570

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

	Average Noon Buying Rate
Year ended	RMB per US$1.00	HK$ per US$1.00
December 31, 2001	8.2772	7.7997
December 31, 2002	8.2772	7.7996
December 31, 2003	8.2771	7.7864
December 31, 2004	8.2768	7.7899
December 31, 2005	8.1826	7.7755

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

Risks Relating to Our Business

A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of our relationships may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.

We derive a significant portion of our revenues from the provision of wireless Internet services. For the years ended December 31, 2003, 2004 and 2005 wireless Internet services revenue represented approximately 72.5%, 92.0% and 94.0%, respectively, of our total revenues. Because our current business plan is to further expand our wireless Internet services and our subscriber base, we expect to continue to rely on wireless Internet services to generate a significant portion of our revenues.

We rely primarily on the networks and gateways of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, to provide our wireless Internet services. Thus, we face certain risks in conducting our wireless Internet services business, such as the following:

•	China Mobile and China Unicom currently are the main mobile telecommunications operators in China that have platforms for wireless Internet services. Our agreements with them are generally for terms of twelve months or less and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with us, we will not be able to conduct our existing wireless Internet services business.

•	Our agreements with mobile telecommunications operators are subject to negotiation upon renewal. We cannot assure you that mobile telecommunications operators will not demand changes to our revenue sharing arrangements in the future. If any of the mobile telecommunications operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected.

•	The mobile telecommunications operators have launched competing services, some of which are being provided on a complimentary basis, and they may launch additional competing services in the future. In addition, mobile telecommunications operators could discontinue the use of external content aggregators such as ourselves entirely at any time.

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

The mobile telecommunications operators in China may, from time to time, issue operating policies or guidelines, requesting or stating their preferences for specified actions to be taken by all wireless Internet service providers using their platforms. Because of our reliance on the mobile telecommunications operators, a significant change in their policies or guidelines may have a material effect on us. For example, some mobile telecommunications operators have:

•	extended the payment cycle to service providers from two months to three months;

•	imposed stricter regulations over wireless Internet content and the quality of wireless Internet products and services; and

•	imposed various penalties on service providers in connection with their wireless Internet content and business practices;

For example, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable multimedia messaging services, or MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the message. Following the adoption of this new policy, our MMS revenues decreased significantly, although they subsequently rebounded. China Mobile also has begun canceling subscriptions of users who have not accessed their wireless Internet service subscriptions for a certain period of time or who fail to pay China Mobile or its provincial subsidiaries.

In late July 2005, China Unicom notified several major service providers, including Beijing Lei Ting, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice, China Unicom received complaints from users regarding Beijing Lei Ting’s provision of short messaging services, or SMS, in possible breach of certain conditions of the agreement with the mobile operator with respect to service failure and inaccurate billing. In September 2005, as a result of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom together with a fine of US$209,000. As of March 31, 2006, we are not aware of any other pending sanctions against us from China Unicom.

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

The mobile telecommunications operators in China may impose policies or guidelines to govern or restrict the content provided by all wireless Internet services providers, including content developed by us or content supplied by others to us. The mobile telecommunications operators from time to time have requested wireless Internet services providers, including us, to remove content deemed objectionable or links to or from websites with certain categories of content, including content they may deem to be sexually explicit. We aggregate and develop content that we consider attractive to our targeted user base, and we cannot assure you that the mobile telecommunications operators will not from time to time find portions of our content to be objectionable. In addition, the mobile telecommunications operators have recently enforced their policies with respect to content control, customer service and promotion activities more rigorously than in the past. In the third quarter of 2004, the relative contribution of our interactive voice response, or IVR services to our total revenue decreased from prior quarters because sanctions were imposed on the IVR businesses of certain wireless Internet services providers, and prudent operating practice required a reduction in the overall activity in IVR services with mobile telecommunications operators.

In the case of a breach or perceived breach of such policies or guidelines, the mobile telecommunications operators may require us to reduce or curtail the content on our Internet portal, which may reduce our portal traffic, and the mobile telecommunications operators may have the right to impose monetary fines upon us, or terminate our agreements with them. In addition, we would be liable to the mobile telecommunications operators for their economic losses pursuant to our agreements with these operators if we were found to be in breach of the policies or guidelines promulgated by them. As a result of the occurrence of any of the above, our financial condition and results of operations may be materially adversely affected and, as a consequence, the market prices for our ordinary shares and ADSs may decline. See “— Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

Our dependence on the substance and timing of the billing systems of the mobile telecommunications operators may require us to estimate portions of our reported revenue for wireless Internet services from time to time. As a result, subsequent adjustments may have to be made to our wireless Internet services revenue in our financial statements.

Because we do not bill our wireless Internet services users directly, we depend on the billing systems and records of the mobile telecommunications operators to record the volume of our wireless Internet services provided, charge our users through mobile telephone bills and collect payments from our users and pay us. In addition, we do not generally have the ability to independently verify or challenge the accuracy of the billing systems of the mobile telecommunications operators.

When we report our financial results from time to time, we typically have not received statements of account from all of the mobile telecommunications operators in respect of the period covered by our reports. In the event that a monthly statement for any operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on our estimate of the collectible wireless Internet services relating to such operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the amount that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

We have a limited operating history, which may make it difficult for you to evaluate our business.

Our operating history is limited and the revenue and income potential of our business and markets are unproven. We launched our Internet portal in China in July 2000 and began providing wireless Internet data services in the second half of 2001 and our PRC operating company Beijing Lei Ting Wu Ji Network Technology Company Limited, or Wu Ji Network, which was incorporated in July 2002, entered into an agreement with China Mobile to provide wireless IVR services in October 2002. Treasure Base Investments Limited and Whole Win Investments Limited, which we acquired in 2004, are relatively new companies with limited operating track records. We from time to time may expand our business into new geographical regions or new lines of service in which we have no prior operating experience. For example, in February 2005, we acquired a majority of the issued share capital of Indiagames Limited, or Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, and we have no prior experience operating outside of China. In September 2005, we established a joint venture with Skype Communications, S.A., or Skype, a company that provides voice over Internet protocol, or VoIP services. The joint venture company will develop and distribute a simplified Chinese version of Skype’s peer-to-peer software in China. Prior to the establishment of the joint venture, we had no operating experience in the business of distributing VoIP software. There can be no assurance that this joint venture will generate significant revenue or be profitable at all.

In addition, prior to September 26, 2003, we were not operated as a separate, stand-alone entity, and we relied on our parent company for support in certain aspects of our operations. We face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	maintain our current, and develop new contractual arrangements upon which our business depends;

•	increase the number of our website page views of our target Internet user base by expanding the type, scope and technical sophistication of the content and services we offer and successfully convert these Internet users to fee-paying wireless Internet services users;

•	respond effectively to competitive pressures;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees;

•	successfully integrate our new acquisitions into our business operations and realize synergies from the resulting business combinations;

•	successfully address the business challenges and risks posed by the new geographical regions or new lines of business we enter into;

•	raise additional funds to meet the needs of our business growth; and

•	accurately assess the political, economic and social conditions in our markets.

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

We first attained profitability in 2003, and our operating results may fluctuate significantly and may differ from market expectations.

We have attained profitability only since 2003. We recorded a net loss in each year prior to 2003, and we cannot assure you that our profitability will be sustained.

Our operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors, many of which are beyond our control. Our revenues are generally subject to consumer demand. For example, our revenue may increase when there is a surge in usage of wireless Internet services due to major promotional events sponsored by us or the mobile telecommunications operators. In addition, our revenue may also fluctuate due to our acquisition of additional businesses as well as changes in policies or guidelines implemented by the mobile telecommunications operators. See “— Our financial condition or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.” As a result, we believe that year-to-year comparisons of our past operating results are not indicative of our future performance. In addition, our future operating results may not meet the expectations of financial analysts, investors and other market participants, and, as a consequence, the trading price of our ADSs or ordinary shares may decline.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide through our Internet portal.

Because of the manner in which we obtain, collect, produce and aggregate content for our Internet portal and wireless Internet services, and because our services and platforms may be used for the distribution of information and third-party content, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. In addition, we may be subject to claims relating to the online activities of our users. Furthermore, we offer web-based e-mail services, which may expose us to liability relating to unsolicited e-mail messages, lost or misdirected e-mail messages, illegal or fraudulent use of e-mail services or interruptions or delays in e-mail services. We may incur significant costs, and may be required to divert management and other resources from our business and operations, investigating and defending these types of claims even if they do not result in liability. We have not, however, purchased liability insurance for these types of claims.

PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides Internet telecommunications services may not exceed 50%.

We and our subsidiaries are considered as foreign persons or foreign funded enterprises under PRC laws. PRC laws and regulations restrict foreign ownership of companies that provide Internet telecommunications services and Internet content services in China. As a result, we operate our wireless Internet services and online advertising businesses in China through Beijing Lei Ting, Shenzhen Freenet Information Technology Company Limited, or Shenzhen Freenet, Wu Ji Network, Beijing LingXun Interactive Science Technology and Development Company Limited, or LingXun, and Startone (Beijing) Information Technology Company Limited, or Startone, which are owned by certain PRC citizens. We do not have any equity interest in these operating companies and instead enjoy the economic benefit in such companies through contractual arrangements. Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone conduct substantially all of our operations and generate substantially all of our revenue and hold the licenses and approvals that are essential to our business. For a description of our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, see “Item 4 – Information on the Company” and “Item 7 – Major Shareholders and Related Party Transactions.”

In the opinion of our PRC legal counsel, our ownership structure and the ownership structures of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, the contractual arrangements among our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders, and their business operations as described herein, are in compliance with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel.

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

PRC laws and regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenue through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, each of which is wholly-owned by certain PRC citizens, pursuant to a series of contractual arrangements with these entities and their respective shareholders. These arrangements, however, may not be as effective in providing control over our Internet content operations as direct ownership of these businesses as these arrangements will not preserve our control in the occurrence of certain events which may be outside the control of the shareholders and us, including the imposition of statutory liens, judgments, court orders, death or incapacity. In particular, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone could fail to perform or make payments as required under those contractual agreements, and we will have to rely on the PRC legal system to enforce those agreements.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone, which may in turn have a material adverse effect on our business operations. Furthermore, because these entities, their shareholders and the assets of these entities and their shareholders are located in China, it may not be possible to effect services of processes within the United States or elsewhere outside of China upon these entities or assets or enforce judgments of courts in jurisdictions outside of China against these entities or assets. See also “— Risks Relating to the People’s Republic of China — You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.”

We face intense competition, which could reduce our market share, and materially adversely affect our financial condition and results of operations.

The markets for wireless Internet and Internet services and products, particularly Internet content services, Internet search and retrieval services and online advertising, are intensely competitive due to low barriers of entry and as a result, there are an increasing number of entrants to the PRC wireless Internet services.

We face intense competition from a number of companies that provide wireless Internet services and online advertising in China. Our primary competitors in wireless Internet services (including data and voice services) and online advertising services include, but are not limited to, Sina Corporation, Sohu.com Inc., Netease.com Inc., Linktone Ltd., Kongzhong Corporation, Tencent Technology Limited, Rock Mobile, Beijing Longtech Company Limited, Beijing QTT Information Services Company Limited, and Hurray Solutions. In addition, we may face competition from new entrants in the wireless Internet services and Internet industries. Some of our major competitors have certain advantages over us, including better brand recognition among users, wider user base, a longer operating track record, access to more capital resources and strategic alliances with foreign partners that have extensive resources. With these advantages, our competitors may be better able to develop, market and sell their products and services, attract a larger number of new users as well as online advertisers and cooperation arrangements, and attract potential merger and acquisition targets. We cannot assure you that we will be able to compete successfully against our current or future competitors.

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

As part of our growth strategy, we have pursued strategic acquisitions in the past. In November 2003, we acquired Puccini. In 2004, we acquired Treasure Base and Whole Win. In February 2005, we acquired 76.29% of the issued share capital of Indiagames, an investment that was subsequently diluted to 62.42% when Cisco Systems Inc. and Macromedia Inc. acquired share interests in Indiagames. Prior to such acquisition, we did not have experience operating outside China. We continue to regularly assess the opportunity to expand our business through mergers and acquisitions, joint ventures and strategic alliances and we intend to make further acquisitions in the future to enhance our product portfolio, proprietary content, distribution channels and technology. Our acquisitions may not contribute to our profitability, and we may be required to incur or assume debt or contingent liabilities as part of any acquisition. Our acquisitions could also result in potentially dilutive issuances of equity securities. We may have difficulty assimilating the personnel, technology and operations of the acquired companies, and these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, the acquired businesses may not perform as well as we expect, and we may not capitalize on the synergies we expected from our acquisitions. If any of these happens, our revenue and profitability may not grow as we expect and this could also result in impairment related to goodwill or other intangible assets associated with the business acquired.

We are controlled by TOM Group Limited, who may not always act in your best interest and whose business may be in competition with ours.

TOM Group Limited (formerly TOM.COM LIMITED), our parent company, owns an aggregate of approximately 65.9% equity interest in us as of March 31, 2006. Accordingly, TOM Group Limited is able to:

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

In addition, TOM Group Limited’s business may be in competition with ours. We have entered into a deed of non-competition with TOM Group Limited. The terms of the deed of non-competition, however, do not prohibit TOM Group Limited from engaging in limited online activities that may compete with our business. The deed of non-competition will also not preclude TOM Group Limited from engaging in limited online services or activities that are ancillary to its outdoor media, publishing, sports as well as television and entertainment business, subject to certain revenue limits, or prevent TOM Group Limited from undertaking any ISP business, television or broadcasting business, audio-visual business or investments in listed companies that engage in online activities (provided its interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by TOM Group Limited). In addition, the deed of non-competition will terminate on the later of (i) when TOM Group Limited ceases to hold 30% or more of our issued capital (ii) when our ordinary shares or ADSs are no longer listed on either Nasdaq or the Growth Exchange Market of The Stock Exchange of Hong Kong, or GEM, or (iii) February 27, 2006. We cannot assure you that such conflict of interests and any overlap of business activities and operations between TOM Group Limited and us will not have a material adverse effect on our business operations, financial condition or results of operations.

We depend on our parent company for the use of the tom.com trademarks. We would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected, if we fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms after our parent company ceases to hold 30% or more of our issued capital.

We depend on our parent company, TOM Group Limited, for the use of the tom.com trademarks pursuant to non-exclusive trademark license agreements. Pursuant to these agreements, we may only use the trademarks free of charge for as long as TOM Group Limited holds 30% or more of our issued share capital. In the event that TOM Group Limited ceases to hold 30% or more of our issued share capital, we will have to renegotiate with TOM Group Limited with respect to the license fee and terms of use for the tom.com trademarks. We cannot assure you that the license fee and terms of use, if revised, will be commercially advantageous to us. In the event that we and TOM Group Limited cannot agree on the trademark license fee or the terms of use, the free of charge trademark licensing arrangement will continue for one year from the date TOM Group Limited ceases to hold more than 30% of our issued share capital, during which period we may have to develop our own brand name and trademark. In such case, we will lose the benefit of the brand recognition of the tom.com trademarks we have developed and there can be no assurance that we can develop a new brand successfully within such a period of time. As a result, we may face severe disruptions to our business operations, and our results of operations and financial condition may be materially adversely affected.

In addition, we believe that maintaining and further developing the quality associated with and awareness of the tom.com trademarks is critical to our ability to expand our user base and increase our revenue. Our success in promoting and enhancing the brand recognition of the tom.com trademarks, as well as our ability to remain competitive, will depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully, or if users, advertisers or potential partners do not perceive our content and services to be of a high quality, we may not be able to continue to attract users, advertisers and business partners, which may have a material adverse effect on our business operations. In addition, we share the tom.com trademarks with our parent company, which may choose to develop the brand in a manner that is not consistent with our own, and any such inconsistent development of the same brand may have a material adverse effect on our business operations.

We may need additional capital and may not be able to obtain additional capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund the expansion of our Internet portal and computer infrastructure, including acquisitions of complementary assets, technologies or businesses, the expansion into new geographical markets, the expansion of our content and products as well as the expansion of our sales and marketing activities.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of Internet companies;

•	conditions of the U.S., Hong Kong and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet companies;

•	the regulatory and political environment in the United States that affects investment by U.S. investors in Chinese Internet companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Any failure by us to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competitiveness.

As a stand-alone entity, we no longer receive from our parent company the same kind or degree of financial support as we did prior to becoming a stand-alone entity, and as of December 31, 2005, the amount due from us to our parent company was approximately US$19.3 million.

Prior to our initial public equity offering, we primarily financed our operations through capital contributions and advances from our parent company. Amounts due from us to our parent company and fellow subsidiaries were approximately US$19,983,000, US$20,330,000 and US$19,344,000 as of December 31, 2003, 2004 and 2005, respectively. After the completion of our initial public equity offering, our parent company has not provided us with any additional capital contributions or advances, and it has advised us that it does not intend to do so in the future. Accordingly, we may need to seek other sources of financing to meet our funding needs.

We are not subject to any financial covenants under the terms of the borrowings from our parent company, but they are now payable on demand. Our parent company has, however, agreed not to demand any repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agrees that such repayment will not adversely affect our operations or the implementation of our business objectives. These loan arrangements were generally more favorable to us than what we believe that we could have received in the market as a stand-alone entity. Our future financing terms may not be as favorable as the financial support we received from our parent company prior to our becoming a stand-alone entity.

We depend on certain key executives and employees and our business may be disrupted if we lose the services of our key executives and employees.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations and on their personal relationships with the regulatory authorities, our partners, and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. In particular, we rely heavily on Mr. Wang Lei Lei, our chief executive officer and executive director, for his management skills, technological expertise, experience in the Internet industry and working relationship with the relevant PRC regulatory authorities, our clients, suppliers and mobile telecommunications operators in China. If one or more of our key executives, in particular, Mr. Wang Lei Lei, becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

The dividends and other distributions on equity we may receive from our subsidiaries or other payments we may receive from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are subject to restrictions under PRC law or agreements that these entities may enter into with third parties.

We are a holding company. We own a number of subsidiaries that have entered into contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, through which we conduct our wireless Internet and other business activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiaries and service fees from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone for our cash requirements in excess of any cash raised from investors and retained by us. If any of our subsidiaries incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiaries that are incorporated in China can only be made out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, those subsidiaries are also required to set aside a portion of up to 10% of their after-tax net income each year to fund certain reserve funds, and these reserves are not distributable as dividends. Any limitation on the payment of dividends by our subsidiaries could materially adversely affect our ability to grow, make investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

In certain instances we have contracted with third parties to provide content for our wireless Internet services or our portal or have entered into exclusive relationships with third parties for distribution of our wireless Internet services, and our business may be adversely affected if these relationships are not renewed.

From time to time we make arrangements with third parties to provide content for our wireless Internet services or our portal or have exclusive relationships for the distribution of certain of our wireless Internet services. For instance, many of the SMS, MMS, WAP, IVR and Color Ring Back Tone, or CRBT, products that we offer through our wireless Internet service and certain of the content we exhibit on our portal are provided to us by third parties. Additionally, through LingXun, Treasure Base provides wireless services, including sports content, in exclusive cooperation with CCTV 5. Our content licensing arrangements with third parties generally have terms ranging from one to two years, and our distribution agreements with third parties generally have terms from one to three years. Any deterioration of our relationship with these third parties or failure to renew these arrangements or agreements may reduce the attractiveness of our wireless Internet services or our portal. As a result, our business, financial condition and results of operations may be adversely affected.

Intellectual property is important to our business, and any unauthorized use of our intellectual property by third parties may adversely affect our business.

We regard the copyrights, service marks, trademarks, trade secrets and other intellectual property we use as important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the protection of the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Despite precautions taken by us, our parent company and its subsidiaries, third parties may still be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States and Hong Kong. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We source some of our content from the public domain, including from third party websites for which copyrights may not be clearly identified, and we cannot be certain that our products and services do not or will not infringe upon valid patents, copyrights or other intellectual property rights held by third parties. We have, in the past, been subject to legal proceedings and claims relating to intellectual property, and we may in the future be subject to similar or other legal proceedings and claims relating to intellectual property in our ordinary course of business. We do not believe that our business operations have been materially adversely affected by the legal proceedings or claims in which we were previously involved. However, if we are found to have infringed the intellectual property rights of others in the future, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur substantial expenses, or may be required to divert management or other resources from our business operations, in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or severe disruptions to our business operations.

Any future outbreak of SARS or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, following this declaration, a few new cases of SARS were reported in Asia. In addition, during 2005 and 2006 China has reported cases of humans becoming infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. While the outbreak of SARS may have increased the usage of the Internet, as well as the usage of our products and services, an outbreak of SARS or other contagious diseases such as meningitis, avian influenza or nipah virus in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For instance, a new outbreak of SARS or any other contagious diseases may reduce the level of economic activity in affected areas, which may lead to a reduction in our advertising revenue if our clients cancel existing contracts or defer future advertising expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventative measures or contingency plans to deal with the consequences of any future outbreak of SARS, avian influenza or other disease.

We have limited operating experience outside China, and our results of operations could be adversely affected if our expansion outside the PRC is not successful.

In February 2005, we acquired 76.29% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, an investment that was subsequently diluted to 62.42%. We have limited experience operating outside the PRC. We have limited knowledge of the local cultures, customs and habits in markets outside the PRC, and we will rely heavily on our foreign business partners to market and operate successfully. We may face intense competition in non-PRC markets and our operating costs could be higher than those of locally-owned companies. We may face other risks in connection with any non-PRC operations, including:

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

We have started new lines of business that are untested in the PRC, and we cannot assure you that these new businesses will generate significant revenues or become profitable.

We have recently entered into a number of new lines of businesses. Since we have no prior operating experience in these businesses, we may lack the resources and expertise to address the challenges posed by these new businesses. In addition, these businesses are untested in the PRC and involve risks and uncertainties that are unfamiliar to us. For example, in late 2004, we entered into contractual arrangements with Skype to jointly provide instant messaging services in the PRC with VoIP, functionality. In September 2005, we established a joint venture with Skype to develop and distribute a Chinese version of Skype’s peer-to-peer communication software, which includes VoIP functionality. The use of personal computers to conduct voice conversations over the Internet is new to the PRC market, and may not be accepted by consumers. In addition, it may not generate enough revenues to offset the costs we will incur as we develop the business or experience continued growth. Industry analysts have reported that subsidiaries of China Telecommunications Corporation, or China Telecom, a PRC provider of fixed-line telephone services, have blocked their subscribers from using Skype to make voice calls from computers to ordinary telephones. Furthermore, the delivery of high-quality VoIP depends upon users subscribing to broadband Internet access. If broadband Internet fails to become popular in the PRC, our VoIP business is unlikely to generate significant revenues or be profitable.

In September 2005 we entered into an agreement with Union Mobile Pay Ltd., or UMPay, the sole authorized mobile payment gateway on China Mobile’s platform, to jointly develop and market bank card, debit card and credit card-based mobile payment products and services in China. The use of such payment methods is relatively new to the PRC and there can be no assurance that our products and services will be accepted by Chinese consumers or generate enough revenues to offset the costs we incur as we develop the business.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. We will be required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent auditor must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006.

Our management may not conclude that our internal controls are effective. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent auditor may disagree. If our independent auditor is not satisfied with our internal controls over financial reporting or the level at which our internal controls over financial reporting are documented, designed, operated or reviewed, or if the independent auditor interprets the requirements, rules or regulations different from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In the past, our independent auditor has identified several areas of our internal controls that require improvement, and we are in the process of implementing changes to strengthen our internal controls. These measures may not be sufficient to address the areas that require improvement or ensure that our internal controls are effective. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares.

Risks Relating to Our Industry

The Internet industry is highly regulated by the PRC government. If we fail to obtain or maintain all pertinent permits and approvals or if the government changes existing regulations or imposes new ones, our business operations may be materially adversely affected.

The Internet industry is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the Ministry of Information Industry, or MII, and other relevant regulatory authorities regulate many aspects of the Internet industry, including the provision of value-added telecommunications services, foreign investment in the telecommunications industry, and the scope of permissible online business activities. In September 2000, the PRC’s State Council promulgated the Telecommunications Regulations, which categorized all telecommunications businesses as either infrastructure telecommunications businesses or value-added telecommunications businesses, with various Internet-related services and activities classified as value-added telecommunications businesses. According to the Telecommunications Regulations, a commercial operator of any of the telecommunications services must obtain the requisite operating licenses.

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

The PRC’s telecommunications laws currently do not specifically regulate personal computer-based VoIP services, and as a result there are significant uncertainties regarding licensing and approval requirements for our VoIP joint venture with Skype. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension or a shutdown of operations, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be materially adversely affected.

Industry analysts have recently reported that MII plans to implement a policy of requiring the users of mobile phone prepaid service cards, who do not have billing accounts with the mobile telecommunications operators, to register their names with such operators or face possible termination of service. The reported purpose of such policy would be to reduce the sending of unwanted or “spam” wireless Internet service messages. In addition, industry analysts have recently reported that MII may begin regulating service provider relationships with the mobile terminal device or mobile handset manufacturers in such a way as to limit the ability of users of certain handset models to subscribe to wireless Internet services directly through embedded icons. We have not been notified by MII of any such policies or seen any official announcement of such policies, but we cannot assure you that such policies will not be implemented in the future and, if implemented, will not adversely affect our customer base and revenues.

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

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.

Because these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other ICPs that are linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content to be objectionable, they may require us to limit or eliminate the distribution of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to, our websites, including a suspension or shutdown of our operations.

The laws and regulations governing the Internet industry in China are developing and subject to future changes, and substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

In recent years, the PRC government has begun to enact laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State News and Publication Administration, or SNPA, the Ministry of Public Security, and the State Administration of Radio, Film and Television, are empowered to issue and implement regulations to regulate certain aspects of Internet-related services and activities. Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. Because the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations adopted in the future to address issues that arise from time to time. As a result of the foregoing, substantial uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations due to these substantial uncertainties.

The Internet infrastructure in China, which is not as well developed as in the United States, Hong Kong or certain other countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States, Hong Kong or certain other countries. We depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry, and in particular the development and growth of services that may require higher bandwidth, such as MMS, WAP, Java™ and VoIP, in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

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

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the MII. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and, to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all. We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

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

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. Moreover, we have not purchased business interruption insurance. Interruptions in the availability of our services may adversely affect our business, financial condition and results of operations.

Concerns about the security and confidentiality of information on the Internet may increase our costs, reduce the use of our websites and impede our growth.

A significant barrier to confidential communications over the Internet has been the need for security. There have been several well-publicized compromises of Internet security as a result of global virus outbreaks. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

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

We conduct most of our business and generate most of our revenues in China. As a result, economic conditions in China have a significant effect on our business operations, financial condition and results of operations, as well as our future prospects. Since 1978, China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the performance of the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. In addition, if an outbreak of SARS recurs, it may cause a decrease in the level of economic activity and may adversely affect economic growth in China, Asia and elsewhere in the world. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be adversely affected by an economic downturn in China.

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

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC law.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term PRC residents as used in Notice 75 includes PRC citizens as well as other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration and amendment procedures set forth by Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A number of terms and provision in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign-currency denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is pegged against a basket of certain foreign currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy has resulted in an approximately 2.5% appreciation of the Renminbi against the U.S. dollar from the time of the policy change to December 31, 2005. There remains significant international pressure on the PRC government to loosen its currency policy. The direction of future foreign exchange policies of the PRC government, or the likely impact of any change in these policies on our business or operations or your investment in our company, are uncertain. An appreciation of the Renminbi against the U.S. dollar or other foreign currencies would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into Renminbi for such purposes. Any significant devaluation of the Renminbi may adversely affect the value of, and dividends, if any, payable on, our ordinary shares in foreign currency terms, since we receive substantially all of our revenues in Renminbi (with the exception of our Indian subsidiary) and a significant portion of our assets and liabilities are denominated in Renminbi. Moreover, significant volatility in the value of the Renminbi against the U.S. dollar may also have a negative effect on our ability to raise funds from international capital markets in the future, which could have a material adverse effect on our liquidity and financial condition.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets and the assets of all our subsidiaries are located outside the United States. In addition, some of our directors and substantially all of our officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our PRC legal counsel has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Item 4. Information on the Company

History and Development of the Company

We were incorporated in 2001 under the laws of the Cayman Islands and became a wholly-owned subsidiary of our parent company, TOM Group Limited. We did not, however, have any material assets or business operations until shortly before our reorganization. TOM Group Limited, a Cayman Islands company, is listed on the main board of the Hong Kong Stock Exchange and is principally engaged in five business segments: Internet, publishing, outdoor media, sports and television and entertainment. Our business operations consist of a significant part of the online media segment of our parent company, TOM Group Limited. Prior to our reorganization, TOM Group Limited online media segment consisted of twenty-five entities as follows:

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

Our Reorganization and Our Initial Public Offering

In connection with our initial public offering, we completed a reorganization pursuant to which TOM Group Limited transferred to us nine core Internet business entities. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their operations had been moved to the nine core Internet business entities, and they were expected to be wound down or used by our parent company for other purposes. In addition, as these six entities were managed by the management group of the nine core Internet business entities prior to our reorganization, they are included in our historical consolidated financial statements up until September 26, 2003.

Our reorganization was consummated pursuant to a series of agreements, all of which were duly executed on or by September 26, 2003. All other entities of TOM Group Limited that were not transferred to us remained with our parent company, including the ten excluded business entities within the Internet, publishing, outdoor media, sports, and television and entertainment segments.

In addition, on November 19, 2003, we acquired Puccini from Cranwood, a 24.5% shareholder of our parent company at the date of the acquisition. Puccini provides wireless IVR services through Wu Ji Network, and Puccini and its wholly-owned subsidiary, Puccini Network, have entered into a series of contractual arrangements with Wu Ji Network as discussed below. For a detailed discussion of the terms of the acquisition of and the business of Wu Ji Network, see “— Our Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions.”

In connection with our reorganization, we have also entered into various agreements with our parent company and a number of its subsidiaries, including a deed of non-competition. For a detailed discussion of those agreements, see “Item 7 — Major Shareholders and Related Party Transactions.”

In March 2004, we successfully completed our initial public offering of ordinary shares, raising approximately US$168,221,000, net of issuing expenses. Following our initial public offering, our ordinary shares became listed on GEM and ADSs representing our ordinary shares became listed on The Nasdaq Stock Market, Inc., or Nasdaq.

Our Acquisitions

Puccini

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company at the date of the acquisition, its 100% interest in Puccini, which provides wireless IVR services through Wu Ji Network. Pursuant to the sale and purchase agreement that we entered into with Cranwood on September 25, 2003, the aggregate consideration payable, which consists of an initial consideration and an earn-out consideration that is subject to various adjustments based on Puccini’s 2004 consolidated net profit, was determined to be US$132,094,000. In satisfaction of the initial consideration, which was US$18,500,000, we issued 96,200,000 ordinary shares (representing 2.5% of our issued share capital immediately following the completion of our initial public offering) to Cranwood in March 2004. We satisfied the earn-out consideration in the first half of 2005 by making a cash payment of US$66,047,000 and issuing ordinary shares worth US$47,547,000 to Cranwood. Accordingly, 304,155,503 ordinary shares were issued and allotted to Cranwood and its nominee in April 2005.

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

In addition, subject to regulatory requirements, Cranwood has agreed to provide us, upon request, within 10 business days following the payment of the earn-out consideration, an unsecured, twelve-month loan at an interest rate of 0.5% over the London Inter-Bank Offered Rate in the amount of half of the cash earn-out consideration actually received by Cranwood. As of December 31, 2005, we have not presented Cranwood with such a loan request.

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

Treasure Base

On August 11, 2004, we and our wholly-owned subsidiary, TOM Online Media Group Limited, or TOM Online Media, entered into a sale and purchase agreement with the shareholders of Treasure Base, a company established under the laws of the British Virgin Islands, and their respective owners to acquire the entire issued share capital of Treasure Base. Through LingXun, Treasure Base provides entertainment, sports and lifestyle content via SMS in cooperation with major television broadcasters in China. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the combined after-tax profit of Treasure Base, will not exceed US$66,420,000. As at December 31, 2005, we had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. In March 2006, we paid the earn-out consideration, which was equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit and amounted to US$16,615,000. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

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

Whole Win

On November 19, 2004, our wholly-owned subsidiary, TOM Online Media, entered into a sale and purchase agreement with Key Result Holdings Limited, or Key Result, and the owners of Startone to acquire the entire issued share capital of Whole Win, a company established under the laws of the British Virgin Islands, which provides WAP services through Startone. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the 2004 net profit of Whole Win, was determined to be US$7,231,000. We made a cash payment of US$2,169,000 in December 2004, and the remaining balance of US$5,062,000 was paid in cash in 2005.

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

Under the sale and subscription agreement, we agreed to purchase 76.29% of the outstanding shares of Indiagames from certain of its shareholders. This investment, which was completed on February 24, 2005, was subsequently diluted to 62.42% when Cisco Systems Inc. and Macromedia Inc. acquired share interests in Indiagames.

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

Following a management review of Indiagames and a desire to focus more exclusively on our core business activities in the PRC, we intend to explore strategic alternatives for Indiagames. Such alternatives include retaining, spinning off or selling a partial or entire stake in the business to TOM Group Limited or other buyers.

Huan Jian Shu Meng Network Technology Limited

On January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Beijing Huan Jian Shu Meng Network Technology Limited, or Huan Jian Shu Meng, to acquire 75% of the entire issued share capital of Huan Jian Shu Meng for an aggregate consideration of RMB22,000,000 of which approximately RMB10,000,000 was injected as additional paid-in-capital. In connection with this sale and purchase agreement, we expect to be granted an exclusive call option to purchase the remaining 25% of Huan Jian Shu Meng for US$2,400,000 at any time after two years from the execution date of the sale and purchase agreement. Huan Jian Shu Meng is an operator of the Internet website www.hjsm.net, which provides original Chinese novels to its users. We believe that the investment in Huan Jian Shu Meng will help to increase traffic to our Internet portal, increase online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, we made a payment of RMB21,000,000 (or approximately US$2,612,000 at the then-prevailing exchange rate) as consideration for the acquisition. The remaining RMB1,000,000 is due half a year after Huan Jian Shu Meng’s business license is amended to reflect the change in ownership.

Our Corporate Structure

Our corporate structure consists of 36 entities, which include the nine core Internet business entities of the online media segment of TOM Group Limited. The chart below sets forth our corporate and share ownership structure as of January 31, 2006.

(1)	We do not have any ownership interest in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone. Through certain of our subsidiaries, we have entered into a series of contractual arrangements with these entities and their respective shareholders.
(2)	Mr. Wang Lei Lei, our chief executive officer and an executive director of our company, owns 20% of the equity interest in Beijing Lei Ting. He is also the chairman of the board of directors and president of Beijing Lei Ting.
(3)	Mr. Fan Tai, an executive director of our company, owns 20% of the equity interest in Wu Ji Network.
(4)	The remaining 10% equity interest in GreaTom is held by Great Wall Technology Company Ltd., a PRC company whose shares are listed on the main board of the Hong Kong Stock Exchange.

30

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

In addition, our wholly-owned subsidiaries entered into certain business operation agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders. Pursuant to these agreements, our wholly-owned subsidiaries agreed to guarantee the performance of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone under their operations-related contractual arrangements with third parties. In return, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone pledged to our wholly-owned subsidiaries their accounts receivables and assets. In addition, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders agreed to appoint individuals designated by our wholly-owned subsidiaries to the management team of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and to refrain from taking certain actions that may materially affect those companies’ operations, including lending or assuming any obligation of any third parties or selling or transferring any assets to any third parties, without the prior written consent of our wholly- owned subsidiaries or their designees. Each of the shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone also executed an irrevocable power of attorney in favor of individuals designated by our wholly-owned subsidiaries, some of whom also hold senior management positions at those companies as appointed by our wholly-owned subsidiaries under the business operations agreements. Pursuant to those powers of attorney, those individuals have full power and authority to exercise all of the shareholder’s rights with respect to those shareholders’ interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone.

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

Set forth below is a chart illustrating the flow of benefits and obligations among our intermediary holding companies, our wholly-owned subsidiaries, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and their shareholders under those agreements.

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
Share Options
Loans
Equity Pledge
Power of Attorney
Equity Ownership
Equity Ownership
Beijing Lei Ting Wan Jun Network Technology Limited
Shenzhen Freenet Information Technology Company Limited(1)
Beijing Lei Ting Wu Ji Network Technology Limited
Beijing LingXun Interactive Science Technology and Development Company Limited
Startone (Beijing) Information Technology Company Limited
Guarantee of Performance
Technical and Consulting Services
Management Rights
Services Fees
Beijing Super Channel Network Limited
Beijing Lahiji Technology Development Limited
Puccini Network Technology (Beijing) Limited
Ceng Dong Yi (Beijing) Technology Company Limited
Heng Dong Wei Xin (Beijing) Technology Company Limited
(wholly-owned subsidiaries)

(1)	In addition, GreaTom also provides technical and consulting services to Shenzhen Freenet in exchange for service fees.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of, and contractual agreements among, certain of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their shareholders, and the businesses and operations of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet,

Wu Ji Network, LingXun and Startone as described in this annual report, are in compliance with all existing PRC laws, rules and regulations and are fully enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual agreements and businesses and operations of our subsidiaries and those companies, with the exception of an Internet news information services license, for which Beijing Lei Ting’s application to the State Council Information Office is currently pending. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun or Startone may not be as effective in providing operational control as direct ownership of these businesses” and “— Regulation.” As discussed in those risk factors, there may be certain circumstances that will cause us to lose the benefit and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

General Information

Our principal executive office is located at 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738. Our telephone number at this location is (8610) 6528-3399. In addition, we also have substantial offices located at Beijing Economic Technology Development Zone, Room 601, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176 and Tower C, Webok Times Center, 17 South Zhongguancun Street, Haidian District, Beijing China.. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our primary website address is www.tom.com. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are one of the leading wireless Internet companies in China based on our comparison of our revenues with the publicly disclosed revenues of our competitors. We operate one of China’s most trafficked online properties, as measured by average daily page views, which focuses on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handset manufacturers, users’ mobile phones and traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population that has mobile phones, but not necessarily Internet access, (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users, (3) our acquisition and development of quality content and services tailored for the mobile phone, and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-Skype joint venture, which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$172,114,000 in 2005 from US$122,720,000 in 2004. Our wireless Internet services revenues accounted for approximately 94% of our total revenues in 2005.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In 2004 and 2005, our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China by average daily page views, and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers from such industries as online auctions, consumer electronics, high-tech products, consumables and fashion who wish to target our young audience. Our advertising revenue increased to US$9,210,000 in 2005 from US$7,583,000 in 2004 and accounted for approximately 5% of our total revenue in 2005.

Our commercial enterprise solutions and others business includes providing technical services for the Internet-related computer hardware and software needs of our clients and a minor portion from other services such as e-commerce and fee-base email services. In 2005, our commercial enterprise solutions and others revenue accounted for approximately 1% of our total revenues, down from 1.8% of total revenues in 2004.

In August 2004, we invested approximately US$1,494,000 in Sichuan Great Wall Software Group, or Sichuan Great Wall, a leading software developer and application provider for mobile telephones, in order to facilitate our transition from 2.5G products and services, consisting of WAP and location-based services, to 3G products and services. Sichuan Great Wall focuses on developing wireless applications based on Java and BREW technologies. QUALCOMM Incorporated and IDG Technology Venture Investment also participated in this round of investment in Sichuan Great Wall. As of December 31, 2005, we owned approximately 13.95% of the equity interest in Sichuan Great Wall.

On February 24, 2005, we completed our acquisition of a 76.29% stake in Indiagames for a total consideration of US$13,732,000. With the addition of Indiagames, we expanded our product and service offerings to include wireless mobile games. Indiagames has a large market share in India and also distributes its products globally. At the end of April 2005, Cisco and Macromedia (now Adobe) invested an aggregate of US$4,000,000 in Indiagames, resulting in a dilution of our shareholding to 62.42%. We consolidate Indiagames’ results of operations in our historical consolidated financial statements from the February 24, 2005 acquisition date.

In August 2005, jointly with Skype Communications, S.A., we established Tel-Online, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. We hold 51% of the joint venture through our wholly owned subsidiary, TOM Online (BVI) Limited, and Skype holds 49%. The joint venture is focusing on developing a localized TOM-Skype peer-to-peer based VoIP/instant messaging service for the mainland China market and growing its user base. As of December 31, 2005, there were 7.43 million registered TOM-Skype users, up from 3.4 million registered users as of September 5, 2005. In the year 2006, we plan to begin commercialization of premium services over the TOM-Skype platform. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We fully consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for us as one of China’s leading wireless Internet companies to provide not only mobile content, but mobile functions, namely payment services, to our end users. Under the terms of our alliance with UMPay, we will receive a percentage of the fees that merchants will pay to UMPay for mobile payment services, such percentage to be specified in a supplemental agreement into which the parties will enter. We do not expect material revenues from this alliance in the near term.

Our Business

Our primary business activities include wireless Internet services and online advertising. Our Internet portal that contains our content is the foundation and gateway for our primary business activities. Users can access our content through their mobile phones using various services, such as SMS, MMS, WAP, IVR and CRBT services, as well as through our websites using their personal computers. In addition, users were able to access our wireless services through over 380 television channels as of December 31, 2005.

Currently, we aggregate content from other providers as well as produce our own content. Our content is edited, redesigned and repackaged through our content management system for our different products and services. Our experienced team of editors and producers focus on selecting information from our content sources that will attract the younger generation of consumers. We obtain content for our various channels from third party suppliers, the public domain, freelance writers and in-house writers, which enables us to provide a wide range of content offerings that target young and trendy users. Moreover, we have exclusive rights over the content produced by our freelance and in-house writers, as well as some of the content produced by third parties through our licensing agreements. As of December 31, 2005, we had over 210 freelance writers and about 220 outside content suppliers. We contract with our content providers to use their content for a fixed licensing fee, for a share of revenue or in exchange for access to our content. These arrangements are usually short-term and not exclusive, except for the content specifically produced for us by our freelance writers and our in-house writers as well as certain third parties. In the future we intend to increase our proprietary content production by increasing the number of our freelance and in-house writers and by acquiring content providers and/or other content aggregators.

The following table sets forth the revenues attributable to our various business activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Wireless Internet services (1)	55,843	112,880	161,879
Advertising (2)	5,845	7,583	9,210
Commercial enterprise solutions and other (3)	13,825	2,189	1,025
Internet access (4)	1,560	68	0
Total revenues	77,073	122,720	172,114

(1)	Includes revenues from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of mobile telecommunications operators. Revenues from the wireless Internet services of Wu Ji Network, LingXun (Treasure Base), Startone (Whole Win) and Indiagames are included beginning as of November 19, 2003, August 11, 2004, November 19, 2004, and February 24, 2005, respectively.
(2)	In 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. From 2004, comprised of online advertising only.
(3)	Primarily includes revenue from computer hardware sales, integrated enterprise solutions services, and a minor portion of other revenues from e-commerce and fee-based e-mail box service.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access cards expired at the end of first quarter 2004, and we have not recognized revenues from this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet Services

Our wireless Internet services include wireless Internet data services and wireless Internet voice services. We launched our wireless Internet data services business in the second half of 2001, and on November 19, 2003, we acquired Puccini, which provides wireless Internet voice services through Wu Ji Network. In 2004, we acquired Treasure Base, Whole Win and Indiagames on August 11, November 19 and December 17, respectively. In 2005, revenue from our wireless Internet services accounted for approximately 94.0% of our total revenues.

Wireless Internet Data Services

Our wireless Internet data services include SMS, MMS, WAP, CRBT and mobile games. In 2005, the majority of our wireless Internet data services revenue was derived from our music and entertainment services. Our entertainment, music, information and community-oriented products include ring tones, news headlines, sports news, games, chatrooms and wallpaper. We deliver these products to customers’ mobile phones from our Internet portal and through other distribution channels such as handsets, television and radio. Our users can order our products on a per download basis or subscribe to our products on a monthly basis.

Products and Services

Our wireless Internet data products include download, information and community-oriented products.

•	Download products. User can download ring tones, ringback tones, wallpaper to serve as background for their mobile phone display, pictures, logos, games and screen savers from our Internet portal onto their mobile phones or to send to other mobile phone users. Users may choose to download such products on a per message basis or subscribe to receive new downloads on a regular basis.

•	Information products. Users can download our information content, including news headlines and articles, sports updates, entertainment information, jokes and horoscopes, from our Internet portal onto their mobile phones. Users may access such content on a per message basis or subscribe to receive new information content on a regular basis.

•	Community-oriented products. Users can engage in community-oriented activities such as chatting, dating and friends networking. Users may also download games to play on their mobile phones. Users may access our wireless community-oriented products only on a monthly subscription basis.

We provide our wireless Internet data products through our SMS, MMS and WAP services.

•	Short Messaging Services (SMS). SMS allows users to access our download and information products, such as news headlines, sports news, games, ring tones, and wallpaper, through their mobile phones. Users are also able to interact with other users by subscribing to our community-oriented products. In 2005, our SMS revenue accounted for approximately 39.2% of our total wireless Internet services revenue.

•	Multimedia Messaging Services (MMS). MMS is a technology which is an extension of SMS technology, but instead of being able to send just text, MMS allows for sound, images and other multimedia content to be sent as well. As a result, MMS enables users to download colorful pictures and advanced ring tones as well as transmit more data in a single message. In 2005, our MMS revenue accounted for approximately 7.4% of our total wireless Internet services revenue.

•	Wireless Application Protocol (WAP). WAP allows users to browse content in a more user-friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP uses GPRS (General Packet Radio Service) technology and allows users to download pictures, logos, wallpaper, interactive games, ring tones and other Internet content. We launched our WAP services in May 2002. In 2005, our WAP revenue accounted for approximately 19.6% of our total wireless Internet services revenue.

The following table sets forth the number of subscribers for our wireless Internet data services business as of the dates indicated:

	December 31, 2004	December 31, 2005
	(in millions)
SMS subscribers	47.0	92.3
MMS subscribers	2.5	2.3
WAP subscribers	5.4	18.6

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

Wireless Internet Data Services Cooperation Arrangements

We have established cooperation arrangements with mobile telecommunications operators, mobile phone producers, other distribution partners and third party content providers in connection with our wireless Internet data services business. We provide our wireless Internet data services through China Mobile’s MonternetTM and China Unicom’s UNI-InfoTM platforms, pursuant to revenue-sharing agreements that we have entered into with these mobile telecommunications operators. In addition, we cooperate with several of China’s leading mobile phone producers, which manufacture certain handset models with a wireless Internet services icon in the handset’s menu that enables users to access our services directly. Furthermore, we have established promotion arrangements with other distribution partners pursuant to which they promote our products through their channels.

China Mobile and China Unicom control the two mobile telecommunications networks through which most wireless Internet data services are currently provided to mobile phone users in China. Our close working relationships with China Mobile and China Unicom are critical to the operation and continued development of our wireless Internet data services business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.” As of December 31, 2005, we have entered into approximately 120 cooperation and revenue sharing agreements with various provincial subsidiaries of mobile telecommunications operators to provide wireless Internet data services to mobile phone users, to research and develop new wireless data technologies and to promote the use of wireless Internet data services in China. In particular, we were the first wireless Internet data services provider to jointly develop and launch MMS services, and one of the first to offer WAP services with China Mobile. In addition, we have jointly promoted wireless Internet data services with China Mobile, which is generally more cost-effective than promoting these services through traditional advertising. We have held a number of joint promotional events with China Mobile every year since 2002.

We have also established cooperation arrangements with mobile phone producers, such as Nokia, Samsung, Motorola, TCL and Lenovo, which manufacture select handset models with a wireless Internet services icon in the handset’s menu that enables users to access our wireless Internet services directly from their mobile phones. In February 2003, we established our first of several such cooperation arrangements, and as of December 31, 2005, we had a number of such cooperation arrangements with leading mobile phone producers. In addition to bundling our products and services with such mobile phone producers, we have also entered into joint marketing programs, such as campus roadshows to target young users. Such partnerships have also led to cooperation relationships in which the mobile phone producers become our online advertising clients. Industry analysts have recently reported that MII may begin regulating service provider relationships with the mobile terminal device or mobile handset manufacturers in such a way as to limit the ability of users of certain handset models to subscribe to wireless Internet services directly though embedded icons. We have not been notified by MII of any such policy or seen any official announcement of such a policy, but we cannot assure you that such a policy will not be implemented in the future and, if implemented, will not adversely affect our customer base and revenues.

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

Pursuant to our revenue sharing agreements with the subsidiaries of China Mobile, generally we receive 85% of the content fees for wireless Internet data services that we provide to users through China

Mobile’s MonternetTM platform. In addition, for services other than WAP services, China Mobile deducts a transmission fee from our portion of the content fees. Such transmission fee is charged on a per message basis as set forth in the table below. The amount of such transmission fee is different for SMS and MMS services and varies depending on the volume of wireless data messages sent. Generally, the term of these agreements is for a period of twelve months.

Pursuant to our revenue sharing agreements with China Unicom, China Unicom deducts from the monthly revenue due to us a fee of up to 8% for bad debts, and in the case of SMS services, China Unicom also deducts transmission fees on a per message basis. In 2005, we generally received, after the deduction of such fees, about 75% and 60%, respectively, of the content fees for WAP and SMS services that we provided to users through China Unicom’s platform. With respect to SMS, this represented a decrease from the 80% share of revenues we received in 2004. Generally the term of these agreements is for twelve months.

The following table sets forth our principal fees and revenue sharing arrangements with China Mobile’s subsidiaries and China Unicom as of December 31, 2005. The percentage of revenue we share with the mobile telecommunications operators may be increased or decreased, based on negotiations between the mobile telecommunications operator and us on the terms, including whether we agree to bear the credit risk of end users.

	Content fees (1)				Transmission fee
	Fee per message	Fee per monthly subscription	Our share before transmission fees		Fee per message
	(in RMB (2) , except percentages)
SMS (China Mobile)	0.10–2.00	3.00–30.00	85%		0.05–0.10
SMS (China Unicom)	0.05–2.00	4.50–30.00	80	%(3)	0.05
MMS (China Mobile)	0.50–4.00	5.00–40.00	85%		0.20–0.25
WAP (China Mobile)	1.00–2.00	3.00–8.00	85%		0
WAP (China Unicom)	1.00–2.00	5.00–8.00	80%		0

(1)	Our per message and subscription-based content fees have been stable since we started providing SMS, MMS and WAP services.
(2)	Our per message and subscription-based content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.0702=US$1.00 on December 31, 2005.
(3)	In 2005, we generally received 60% of the fees for SMS services that we provide to users through China Unicom’s platform after bad debt fees and transmission fees were deducted.

China Mobile and China Unicom provide us with billing and collection services for our wireless Internet data services business. The fees for our services are incorporated into the mobile telecommunications operators’ invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile telecommunications operators, which indicate the amount of fees that were charged to users for wireless Internet data services that we provided. The migration of our wireless Internet data services onto China Mobile’s MISC platform was mostly completed in 2005. MISC is a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services, including usage, transmission and billing information. Under the MISC, the discrepancy between our revenue estimates and the revenue calculated by China Mobile increased slightly. For a description of our wireless Internet services revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Wireless Internet Services Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

From time to time, China Mobile, China Unicom or their provincial subsidiaries or MII may change their policies or guidelines toward Internet service providers including us. For example, in 2004, some mobile telecommunications operators extended to three months the time it took them to pay us for services provided to consumers, up from the previous two months. Beginning in 2004, operators also have:

•	imposed stricter regulations over wireless Internet content and the quality of wireless Internet products and services, and

•	imposed various penalties on service providers in connection with their wireless Internet content and business practices.

For example, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the message. Following the adoption of this new policy, our MMS revenues decreased significantly, although they subsequently rebounded. China Mobile also has begun canceling subscriptions of users who have not accessed their wireless Internet service subscriptions for a certain period of time or who fail to pay China Mobile or its provincial subsidiaries.

Industry analysts have recently reported that MII plans to implement a policy of requiring the users of mobile phone prepaid service cards, who do not have billing accounts with the mobile telecommunications operators, to register their names with such operators or face possible termination of service. The reported purpose of such policy would be to reduce the sending of unwanted or “spam” wireless Internet service messages. We have not been notified by MII of any such policy or seen any official announcement of such policy, but we cannot assure you that such policies will not be implemented in the future and, if implemented, will not adversely affect our customer base and revenues.

In late July 2005, China Unicom notified several major service providers, including Beijing Lei Ting, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice, China Unicom received complaints from users regarding Beijing Lei Ting’s provision of short messaging services, or SMS, in possible breach of certain conditions of the agreement with the mobile operator with respect to service failure and inaccurate billing. In September 2005, as a result of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom together with a fine of US$209,000.

We also share revenue from our wireless Internet data services with the mobile phone producers with whom we have cooperation arrangements. Pursuant to our revenue sharing arrangements, mobile phone producers receive 50% to 70% of the revenue, net of transmission fees and payment commissions, that we receive from mobile telecommunications operators, with respect to wireless Internet data services that are accessed through the link to our Internet portal in the user’s handset. The terms of these agreements are generally for three years and pertain to specific mobile phone models.

In addition, we have entered into mutual promotion arrangements with other distribution partners such as television stations and radio broadcasters in 2005 for the placing of our products on their programs. Pursuant to these arrangements, we generally pay 40% to 50% of the revenue, net of transmission fees and payment commissions we receive from the mobile telecommunications operators in connection with the services delivered to users that utilize products on their programs. Such agreements are generally for terms of one to three years. We have also entered into content licensing agreements with content providers. Pursuant to these agreements, we either pay a fixed fee for the content that we license or we remit a percentage of the revenue that we receive from mobile telecommunications operators with respect to messages that contain the licensed content. Such agreements are generally for terms of one to two years.

Wireless Internet Voice Services

Our wireless Internet voice services consist of wireless IVR services and CRBT services.

Wireless IVR Products and Services

Wireless IVR services allow users to access voice content from their mobile phones. We provide entertainment and other products through our wireless IVR services.

•	Entertainment products. Our wireless IVR entertainment products include music and celebrity voice greetings. In 2005, the majority of our wireless IVR services revenue was derived from our music and entertainment channels. During 2005, we continued to promote our “Wanleba” Internet music brand, which leverages the www.tom.com portal to allow singers/songwriters to take advantage of our mobile distribution channels. During the fourth quarter of 2005, we announced that we are partnering with Intel to promote their Internet cafe initiatives and “Wanleba” at various locations in China. We believe that mobile music will continue to be an important growth driver for us in 2006.

•	Other products. Other products include sports-related products such as score updates for English Premier League soccer games, community oriented products such as chat and dating services, and information products such as weather information.

We operate a recording studio in which we create all of our wireless IVR services content. We develop our own content for certain channels by utilizing content in the public domain and content developed in-house, and obtain content for other channels from third party content providers on a revenue-sharing basis or by paying a fixed fee. We have launched 29 channels as of December 31, 2005. The content we provide is subject to regulation by the PRC government. For a description of the regulations associated with our wireless IVR services business, see “— Regulation.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

We provide wireless IVR services on the China Mobile and China Unicom platforms. Pursuant to our revenue sharing arrangements with China Mobile and China Unicom, we generally received 85% and 60%, respectively, of the content fees in 2005. With respect to China Unicom, this represented a decrease from our prior 70% share of revenues.

During 2005, approximately 8.9 million users accessed our wireless IVR services, compared with approximately 4.5 million users in 2004.

CRBT Services

We launched our CRBT tone services on the China Mobile and China Unicom platforms in January 2004 and April 2004, respectively. CRBT services allow mobile phone users to play music, sound or phrases to incoming callers. Users can download the services through the mobile telecommunications operators’ platforms.

We provide CRBT services pursuant to cooperation agreements with China Mobile and China Unicom. These agreements have one-year terms and do not provide for automatic renewal. We are generally entitled to 85% of the CRBT content revenues pursuant to our agreements with China Mobile. With China Unicom, our share of CRBT revenues ranges between 50% and 70%. We have also established cooperation arrangements with third-party content providers to provide products and services to the users. We usually pay third-party content providers 10% to 50% of the revenue we receive from the mobile telecommunications operators.

Online Advertising

Our online advertising services, which we have been offering since 2001, consist of placing advertisements on our websites in various forms, such as banners, links logos and pop-up boxes. As we provide various free online services on our websites and since users access our wireless Internet data services through our websites, our user traffic on our websites has increased, which makes our online advertising services more attractive to our clients. Prior to our reorganization, our offline advertising business accounted for the majority of our advertising revenue, but following our reorganization, the offline advertising business is no longer part of our company.

In 2005, our online advertising business grew as both the number of our advertising clients and the average size of contracts continued to expand. Some of our major advertisers during 2005 included China Mobile, Reebok and China.com. We expect our online advertising business to further expand as we attract more user traffic to our websites by offering products and services that appeal to young and trendy users, seek cross-selling opportunities and focus our sales and marketing efforts to develop our online advertising and directory listings businesses. Users who use our wireless Internet data services also increase our website traffic, thereby making our websites more attractive to online advertisers.

To develop our online advertising business, we use our strengths and partnerships in our other business activities to build relationships with advertisers that target young and trendy users. For example, we utilized our strengths in wireless Internet data services to sell online advertising services to mobile phone producers and mobile and fixed line telecommunications operators. We have also developed online advertising relationships with Internet companies to market their websites by sending advertising e-mails to our e-mail subscribers and by placing advertisements on our websites. Furthermore, we target key industries that we believe would benefit from online advertising, such as the automobile, telecommunications, education and consumer goods industries, and cater to the younger and more affluent market. The terms of our online advertising contracts range from one day to one year, with varying contractual amounts. In 2005, our online advertising clients included eBay, China Mobile, Sony Ericsson, Ford, Lenovo, Mazda, General Motors, Canon, Yahoo! and Reebok, among others.

We track the performance of online advertisements placed on our websites with the Allyes software system. This system records the number of clicks, impressions and click rates for advertisements on our websites, thus providing our online advertising clients with a measure of the effectiveness of their advertisements.

Commercial Enterprise Solutions and Others

In the second half of 2003, we began to gradually phase out our commercial enterprise solutions business. Our commercial enterprise solutions business, which we have been operating since 2001, provides technical and consulting services for the Internet-related computer hardware and software needs of our clients. In 2005, revenues from our commercial enterprise solutions and other business, including e-commerce and fee-based e-mail boxes, accounted for approximately 0.6% of our total revenues.

Internet Access Cards

Due to increased competition and low profit margins, we stopped selling Internet access cards in the fourth quarter of 2002. The last Internet access card that we sold expired at the end of the first quarter of 2004, and we have not recognized any revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Our Content

To support our primary business activities, we provide various content and services through our websites, which include about 60 content channels, instant messaging software, various chat rooms, Internet navigational and search capabilities and both basic free e-mail and advanced fee-based e-mail. As of December 31, 2005, we had approximately 22 million registered users of our free e-mail services. Our primary website address is www.tom.com.

Although we provide a comprehensive range of content channels on our websites, we focus on channels that are targeted at young and trendy users, such as our sports, entertainment, automobile, music and women channels. Our entertainment channel appeals to young users interested in information about celebrities, music news, album reviews, artist biographies, movie news and special features. Our sports channel attracts users with an interest in up-to-the-minute news, real-time statistics and scoring, localized and global coverage of sporting events and an online sports community.

Our primary content channels include:

News	Provides comprehensive, up-to-the-minute information on national and international news from newspapers, magazines, television stations and other information providers throughout China, as well as a chat room discussion of news events and issues. Our news content sources include traditional news sources, such as People’s Daily, Xinhua News Agency, China Daily, Reuters, individual freelancers with whom we have contracted and our internal staff writers.

Sports	Covers the latest in national and international sports headlines and statistics, including events such as the China visits by soccer teams Real Madrid and Manchester United, China Open tennis tournament, table tennis world cup and selected National Basketball Association games and European soccer matches.

Entertainment	Provides a mix of exclusive content, movie news and special features, including celebrity interviews, music reviews and photo galleries, as well as links to movie-related content in our portal.

Automobile	Offers information about buying and owning automobiles, such as pricing information, specification information and other research information.

Women	Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women, including beauty tips, fashion advice and health information.

Community	Offers a variety of communication and community tools, including chat rooms, dating services, electronic greetings, bulletin boards, free and fee-based e-mail and photo album channels, to enable members to easily communicate with other individuals with similar interests.

The table below sets forth the average daily website page views for our primary content channels for the periods indicated, as calculated by our internally developed software program.

	For the year ended
	2003	2004	2005
	(in millions)
News	16.7	15.2	35
Sports	7.6	13.1	21.4
Entertainment	7.1	12.7	15.5
Homepage	5.8	14.6	31
Automobile	3.0	8.5	17.2
Music	3.9	4.3	3.2
Women	5.8	8.4	7.2
Games information	6.6	9.8	8.6
Total	56.5	86.6	139.1

Our e-mail, chat and bulletin board services also generate significant daily page views for our website.

In addition to the content channels described above, we also provide our users with content channels that focus on technology, games, military affairs, horoscopes, art, school alumni networks, culture, humor, finance, fashion, careers, real estate, health, childcare, flash downloads, pictures, education, greetings and shopping. Furthermore, each of our primary content channels contains various subcategories that cover a range of related topics. We expect to continue to expand our range of content channels and content through increased in-house development, and through the acquisition of, and cooperation with, external content providers and will continue to engage in discussions with such external content providers that we believe may provide opportunities to increase and improve our content. We currently have about 220 external content providers.

Sales, Marketing and Customer Service

Sales

Our sales efforts focus primarily on our wireless Internet services and online advertising services. Our internal sales teams are responsible for the majority of our wireless Internet services and online advertising sales.

Our wireless Internet sales team is represented in all provinces and major municipalities such as Shanghai. The sales team works closely with the provincial and municipal branches of mobile telecommunications operators to promote our wireless Internet services and to cater such services to the local markets.

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

In 2005, we have increased our focus on enhancing our relationship with leading advertising agencies. We intend to build new relationships with other advertising agencies to recommend online marketing to their clients by offering rebate incentives to advertising agencies for bulk purchases. As some clients require all advertising business to be conducted through their advertising agencies, we target leading advertising agencies that service large corporations with substantial advertising budgets and in key industries that we believe would benefit from online advertising.

Marketing

The focus of our marketing strategy is to generate and enhance awareness of our tom.com brand name and promote our products and services. In 2005, we continued our publicity campaign to advertise our products and services on outdoor billboards, buses and subways. This advertising campaign accounted for over 30% of our total marketing budget in 2005. Also in 2005, we allocated approximately 25% of our marketing budget to hold quarterly brand name events to promote our products and services throughout China and to increase awareness of our brand name as well as our new services. We frequently conduct public relations events, such as product launching events, campus promotions, and product promotional events, in which we offer awards to select participants, to market our brand name and our products. Since our major target market segment are young and trendy users, we promote our products and services on college campuses throughout China. We conduct market research in order to determine the interests of the young and trend-setting consumer in order to target the younger generation market. In 2005, we also promoted our brand name and products at various trade shows, such as automobile shows, and participated in certain conferences to increase awareness for our tom.com brand name.

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

As of December 31, 2005, our sales and marketing department consisted of 183 full-time employees based in ten cities, including Beijing, Shanghai and Guangzhou.

Customer Service

Our customer service center handles calls, faxes and e-mails from our paid online services clients and wireless Internet data and voice services users, as well as inquiries forwarded from mobile telecommunications operators. Our customer service representatives also interact on a regular basis with, and provide training materials to, customer service representatives of mobile telecommunications operators to enhance our wireless Internet data and voice services. We have three regional call centers, which are located in Beijing, Shanghai and Guangzhou, and employed over 43 full-time customer service representatives as of December 31, 2005. Our call centers operate 24 hours a day, seven days a week, and currently handle an average of more than 6,000 inquiries from our clients and users per day.

Customers and Suppliers

We collect our wireless Internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2003, 2004 and 2005 was approximately US$55,843,000, US$111,900,000 and US$157,719,000, respectively.

A major part of our payments is made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless Internet services. The payments to China Mobile and China Unicom in the aggregate in 2003, 2004 and 2005 were approximately US$13,000,000, US$25,951,000 and US$42,735,000, respectively.

Product Development

Our product development team both refines and upgrades our current products, and creates new and innovative products that utilize the latest technology. In addition, our product development team works closely with China Mobile’s research and development department to offer new products and services that meet China Mobile’s product specifications and timing criteria. As of December 31, 2005, our research and development team consisted of over 147 full-time employees, including engineers with a wide range of technical experience across platforms in the wireless telecommunications sector.

Our product development team also creates innovative products that utilize new technologies, including 2.5G and 3G. In the second quarter of 2002, 2.5G services were officially launched in China. This technology enables wireless Internet service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data products. We have engaged mobile telecommunications operators to develop products and services that are compatible with more advanced technologies such as 3G.

In recent years, mobile telecommunications operators have launched new services in China, such as WAP and CRBT services, that create opportunities for wireless Internet service providers to develop new products that utilize these services. Our product development team works closely with the mobile telecommunications operators’ research and development departments to offer new products. We were the first wireless Internet service provider to develop and offer MMS and one of the first to offer WAP services. We believe that our timely delivery of new products and services that meet mobile telecommunications operators’ specifications has demonstrated our technical capabilities and strengthened our cooperative relationship with mobile telecommunications operators.

For our wireless Internet services, we plan to devote our product development team to enhance our 2.5G products and services, develop new services and applications for 3G and create more attractive and complex wireless applications, including mobile games. In addition, we will continue to develop cooperative arrangements to improve our Internet portal technologies and service offerings. We may also consider acquiring or partnering with technology companies to enhance our technological systems and capabilities.

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

Wireless Internet Data Services

Competition is intense in China’s wireless Internet data services market as the barriers to entry are relatively low and the number of wireless data service providers is high. We are one of the leading wireless Internet data service providers in China by revenue and the only provider with top-three market share by revenue in each of MMS, WAP, SMS, IVR and CBRT services, according to industry analysts. Our primary competitors in the wireless Internet data services market include Sina.com, Sohu.com, Netease.com, Linktone.com, Kongzhong.com, Tencent.com, Rock Mobile, Beijing Longtech Company Limited, Beijing QTT Information Services Company Limited and Hurray.com. We may face increasing competition from these and other wireless Internet data services providers in China as they strive to improve their wireless Internet data services products and develop cooperation relationships with mobile phone producers. We compete with other wireless data service providers primarily on the basis of brand name, product and service offerings and content. We believe we have advantages over our competitors because of the close cooperation arrangements we have with leading mobile phone producers in China, our focus on the high margin wireless Internet data services, the targeting of the young and trendy user base, our innovative product development team and our promotion and marketing programs.

Wireless Internet Voice Services

We are the leading provider of wireless IVR services in China in terms of revenue in 2005. Our competitors in the wireless IVR services sector include most of our competitors in wireless Internet data services. We believe that we have advantages over these competitors because we offer a range of products through more diversified distribution channels and are one of a few wireless IVR service providers that are also a leading Internet portal in China. We also indirectly compete with providers of fixed-line IVR services. Because of the localized nature of fixed-line telecommunications networks, however, a nationwide coverage of fixed-line IVR services would require a long distance telephone charge, which would be substantially higher than wireless IVR air-time charges. As a result, the fixed-line IVR services market is segmented along regional lines, while a single nationwide market exists for wireless IVR services.

The major competitors of our CRBT services include 5130.cn, qtt.cn, Sina.com and Tencent.com. We believe we have advantages over our competitors because of our content development strategy, creative marketing programs and the large existing user base of our wireless Internet services.

Online Advertising

The online advertising industry is highly competitive. Since the beginning of 2003, we have focused on developing our online advertising services by leveraging our growing user base to compete with the leading Internet portals in China. Our primary competitors in the online advertising market include Sina.com, Sohu.com, Netease.com and Tencent. In addition, we believe the rapid increase in the number of Internet users in China, particularly following China’s accession to the WTO, will draw the attention of multinational players to the Chinese Internet market. Some of our major competitors have a longer operating history and a more established track record in the online advertising business than we do.

User traffic is one of the primary bases of competition among online advertising service providers, and we compete for user traffic on the basis of the quality of our content, breadth of our online services and our brand recognition. In addition, we compete with other major online advertising service providers on the basis of advertising agency relationships, strength of our internal sales team and price. Furthermore, our online advertising business competes with traditional forms of advertising, such as television, radio, newspapers and magazines, for the limited advertising budgets of companies in China. Moreover, we compete for users against major Chinese search engines including Baidu, Sohu, Sina and Yahoo! China amongst others.

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

As at December 31, 2006, we had 1,037 full time employees in China, compared to 828 and 465 as of December 31, 2004 and 2003, respectively. The table below sets forth the number of our China-based employees by function as of December 31, 2006:

	Our Employees
	Number	% of Total
Management	11	1.05
Sales and marketing	183	17.65
Technology and engineering	42	4.05
Research and development	147	14.18
Production	561	54.10
General and administrative	93	8.97
Total	1,037	100

As at December 31, 2005, we also had retained approximately 147 temporary employees as part-time employees, working mainly in Beijing. As at December 31, 2005, our subsidiary in India had 202 full time employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Employee Benefits Plan

As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for our employees. We are required under PRC law to accrue for these benefits based on percentages ranging from 8.0% to 22.5% of the salaries, bonuses and certain allowances of our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount we accrued under our employee benefits plan for 2003, 2004 and 2005 was approximately US$527,000, US$1,121,000 and US$2,086,000, respectively. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amount of contributions we made for such employee benefit plans for 2003, 2004 and 2005 was approximately US$515,000, US$1,045,000 and US$1,881,000, respectively. Pursuant to our pre-initial public offering option plan, we granted certain of our employees options to acquire our ordinary shares at the initial public offering price. In addition, we have adopted a broad-based share option scheme. For a description of our pre-initial public offering share option plan and broad-based share option scheme, see “Item 6 — Directors, Senior Management and Employees — Compensation of Directors and Executive Officers.”

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

Properties

Our principal executive office is located in over 5,300 square meters of office space at the 5th, 8th and 9th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Beijing, China. The lease for the 5th floor will expire on August 14, 2006; leases for the 8th and 9th floor will expire on June 14, 2006. We also lease substantial office space at Beijing Economic Technology Development Zone, Room 601, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176 and Tower C, Webok Times Center, 17 South Zhongguancun Street, Haidian District, Beijing China. We also lease sales and marketing office space in Shanghai, Guangzhou and most provinces where our sales representatives are based, such as Liaoning, Zhejiang, Jiangsu and Anhui.

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

Regulation

Overview of Our Business Licenses

Under the existing PRC laws, rules and regulations, we are required, and have obtained, the licenses, permits, approvals or other consents for our operations. The following are the principal licenses, permits, approvals and other consents that are required and have been obtained for our operations:

Wireless Internet services. This business requires:

•	a permit to be issued by the local Telecommunications Administration Bureau to operate an Internet information service business, which has been obtained by each of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone;

•	a permit to be issued by the MII to operate a nationwide value-added telecommunications business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun and Startone;

•	a permit to be issued by the local Telecommunications Administration Bureau to operate a value-added telecommunications and information service business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun, Startone and Shenzhen Freenet; and

•	an Internet news information service license issued by the State Council Information Office, for which Beijing Lei Ting has applied.

Online advertising. This business requires an advertising operating license to be issued by the Beijing AIC, which has been obtained by Beijing Lei Ting as it is our only entity that operates online advertising.

.Commercial enterprise solutions. This business does not require any specific license, permit, approval or other consent.

In the opinion of our PRC legal counsel, no licenses, permits, approvals or other consents, other than those that we have already obtained are required under any of the existing PRC laws, rules and regulations to conduct our business activities, with the exception of an Internet news information services license, for which Beijing Lei Ting’s application to the State Council Information Office is currently pending.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value- added telecommunications services (including the radio paging services included in infrastructure telecommunications services) shall not exceed 50%. To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, Lingxun and Startone, each of which is wholly-owned by PRC citizens and incorporated in the PRC. We do not have any equity interests in these three operating companies and instead enjoy the economic benefit of such operating companies through a series of contractual arrangements, which certain of our wholly-owned subsidiaries have entered into with such companies and their respective shareholders as described in “Item 7 — Major Shareholders and Related Party Transactions.” In the opinion of our PRC legal counsel, the ownership structures of these operating companies as described herein comply with all existing PRC laws, rules and regulations, including the Telecom FIE Rules.

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

Beijing Lei Ting has obtained a commercial website registration certificate, a website name registration certificate, an advertising operating license, an approval for providing BBS, an approval from the Beijing Telecommunications Administration Bureau to operate an Internet connection services business, an approval from the Beijing People’s Government News Office to engage in publishing news on its website www.tom.com and an Internet Culture Business Operation License issued by the Ministry of Culture. Shenzhen Freenet has a permit from the Guangdong Province Telecommunications Administration Bureau to operate an Internet information services business and an Internet Culture Business Operation License from the Ministry of Culture. Wu Ji Network has obtained approval from the Beijing Telecommunications Administration Bureau to operate an Internet information services business, a permit to operate telecommunications and information services business and permits for value-added telecommunications business operations.

Regulation of Internet Content Services, Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the ICP Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Tentative Administrative Measures Concerning Internet Portals Carrying on the News Displaying Business, or the Internet News Measures. On September 25, 2005, State Council News Office and the MII jointly promulgated the Internet News Information Service Administrative Measures which states that a news information service provider must obtain approval for those services from the appropriate governmental authorities.

The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. ICP operators must display their operating license numbers in a conspicuous location on their home page. ICP operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the ICP Measures also provide that ICP operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Of particular note to foreign investors, the ICP Measures provide that ICP operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

The BBS Measures provide that any ICP operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities.

The Internet News Measures require that any ICP operator engaging in any news displaying services must obtain approval for those services from the appropriate governmental authorities on news.

On November 7, 2005, MII promulgated the Internet Electronic Mail Service Administrative Measures, which state that an e-mail service provider must obtain a permit to operate a value-added telecommunications business or a non-commercial website registration certificate.

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

Under the 2005 Internet News Information Service Administrative Measures, ICP operators that republish news information on Internet websites or provide BBS services on current and political affairs must obtain an Internet news information service license from the appropriate government body (the State Council Information Office has been so designated). Such ICP operators must have sound and comprehensive internal regulations with respect to the management of Internet news information services, and must have at least 10 staff members designated for news editorial work, of whom at least five must have no less than three years’ experience in professional journalism. Such ICP operators also must have been in operation for at least two years without violating any laws, regulations or department rules concerning Internet information services.

Beijing Lei Ting has obtained an approval from the Beijing People’s Government News Office to publish news on its website, www.tom.com. In addition, Beijing Lei Ting has applied to the State Council Information Office for an Internet news information service license and is awaiting a reply.

Regulation of Web Logs or Blogs

Users of our portal, www.tom.com, are able to post blogs on the website. At present, there are no specific PRC laws at the national level governing web logs, or blogs, or defining blog activities and no PRC government authority has been designated to regulate blog activities. There are existing regulations governing Internet publication. However, it is unclear whether these existing regulations will be applied to blogs. There is no assurance that the PRC government will not, in the future, promulgate specific regulations governing blogs, designate a government agency to regulate blog activities or apply existing Internet publication regulations to blog activities, any of which events could restrict our business activities.

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

Regulation of Wireless Internet Services

Our business activities include the provision of online services related to SMS, MMS, WAP, IVR and Color Ring-back Tones. PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and Internet service providers. In September 2000, the State Council promulgated the Telecommunications Regulations, or Telecom

Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either an infrastructure telecommunications business or a value-added telecommunications business, with ICP services and e-mail services classified as a value-added telecommunications business. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

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

Business License

Beijing Lei Ting is structured as a technology-oriented company, and together with Shenzhen Freenet, is engaged in online advertising business, subscription, SMS and e-commerce activities. Under current PRC law, such companies may commence operations upon the issuance of a business license by the SAIC and a telecommunications value-added business license issued by the MII. In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone have satisfied the aforementioned requirements and are fully authorized to undertake their business operations, with the exception of an Internet news information services license, for which Beijing Lei Ting’s application to the State Council Information Office is currently pending.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, the business and the operations of our company, and all of our subsidiaries and operating companies, comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license, other than those that have been already obtained, is required under any of the existing PRC laws, rules and regulations for such ownership structures, businesses and operations, with the exception of an Internet news information services license, for which Beijing Lei Ting’s application to the State Council Information Office is currently pending.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein also include the financial position and results of operations of (i) Treasure Base, Whole Win and Indiagames beginning as of August 11, 2004, November 19, 2004 and February 24, 2005 respectively, being the dates of their respective acquisitions by us and (ii) the TOM-Skype joint-venture, Tel-Online, as of August 22, 2005, being the date the joint venture was incorporated.

Overview

We are one of the leading wireless Internet companies in China by comparing our revenues with the publicly disclosed revenues of our competitors. We operate one of China’s most trafficked online properties, as measured by average daily page views, which focuses on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handset manufacturers, users’ mobile phones and traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population that has mobile phones, but not necessarily Internet access; (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users; (3) our acquisition and development of quality content and services tailored for the mobile phone and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-Skype joint venture, which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$172,114,000 in 2005 from US$122,720,000 in 2004. Our wireless Internet services revenues accounted for approximately 94% of our total revenues in 2005.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In 2004 and 2005, our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China by average daily page views, and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers from industries such as online auctions, consumer electronics, high-tech products, consumables and fashion who wish to target our young audience. Our advertising revenue increased to US$9,210,000 in 2005 from US$7,583,000 in 2004 and accounted for approximately 5% of our total revenue in 2005.

Our commercial enterprise solutions and others business includes providing technical services for the Internet-related computer hardware and software needs of our clients and a minor portion from other services such as e-commerce and fee-base email services. In 2005, our commercial enterprise solutions and others revenue accounted for approximately 1% of our total revenues, down from 1.8% of total revenues in 2004.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are variable interest entities and we are the primary beneficiary of these entities, and accordingly we consolidate their results of operations in our historical consolidated financial statements.

On February 24, 2005, we completed our acquisition of a 76.29% stake in Indiagames for a total consideration of US$13,732,000. With the addition of Indiagames, we expanded our products and services offering to include wireless mobile games. Indiagames has a large market share in India and also distributes its products globally. At the end of April 2005, Cisco and Macromedia (now Adobe) invested an aggregate of US$4,000,000 in Indiagames, resulting in a dilution of our shareholding to 62.42%. We consolidate Indiagames’ results of operations in our historical consolidated financial statements from the February 24, 2005 acquisition date.

In August 2005, jointly with Skype Communications, S.A., we established Tel-Online Limited, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM-Skype instant messaging/chat service for the mainland China market and to grow its user base. As of December 31, 2005, there were 7.43 million registered TOM-Skype users, as compared to the 3.4 million registered users as of September 5, 2005. In 2006, we plan to begin offering services on a commercial basis over the TOM-Skype platform. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for us as one of China’s leading wireless Internet companies to provide not only mobile content, but mobile functions, namely payment services, to our end users. We do not expect material revenues from this alliance in the near term.

Revenue

Our revenues in 2005 are derived from our two primary operating segments: wireless Internet services and online advertising. We derive a minor portion of our revenues from others. Revenues from our subsidiary, Indiagames, are included in our wireless Internet services revenue segment.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and from our subsidiaries that are incorporated in the PRC. Less than 2.5% of our wireless Internet services revenues are derived from Indiagames, which is incorporated in the Republic of India. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

Our revenues from Indiagames are net of business tax and operators’ fees. Indiagames’ sales in India are subject to a 4.0% Value-Added Tax (VAT). Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the total VAT payable for the relevant month.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
		(in thousands of U.S. dollars, except percentages)
Wireless Internet services(1)	55,843	72.5%	112,880	92.0%	161,879	94.0%
Advertising(2)	5,845	7.6%	7,583	6.2%	9,210	5.4%
Commercial enterprise solutions and others(3)	13,825	17.9%	2,189	1.8%	1,025	0.6%
Internet access(4)	1,560	2.0%	68	—	—	—

Total revenues	77,073	100.0%	122,720	100.0%	172,114	100.0%

(1)	Includes revenues from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. Also includes revenues from the mobile games products of Indiagames since February 24, 2005.
(2)	In 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. From 2004, comprised of online advertising only.
(3)	Primarily includes revenue from computer hardware sales, integrated enterprise solutions services, and a minor portion of other revenues from e-commerce and fee-based e-mail boxes services.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet services. The majority of our wireless Internet services revenue is derived in China from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Through our subsidiary, Indiagames, we recognize revenues derived from mobile games (in formats such as JavaTM, BREWTM, I-ModeTM, Flash LiteTM and SymbianTM), which we provide through mobile telecommunication operators and through several distribution channels, on a net basis, that is, after deducting the share of revenues due to such mobile telecommunication operators and distribution channels but before deducting royalties due to licensors and content providers.

Our wireless Internet services include SMS, MMS, WAP, IVR and CRBT services. In 2005, our SMS, MMS, WAP, IVR and CRBT services accounted for approximately 39.2%, 7.4%, 19.6%, 24.7% and 6.5%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue include, but are not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and distribution channels availability. Mobile games revenues from Indiagames contributed less than 2.5% of our wireless Internet services revenue in 2005.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	51,614	92.4%	54,956	48.7%	63,428	39.2%
MMS	580	1.0%	11,784	10.4%	12,012	7.4%
WAP	1,561	2.8%	17,114	15.2%	31,686	19.6%
IVR	2,088	3.8%	26,152	23.2%	40,059	24.7%
CRBT	—	—	2,874	2.5%	10,557	6.5%
Others(1)	—	—	—	—	4,137	2.6%
Wireless Internet services revenues	55,843	100.0%	112,880	100.0%	161,879	100%

(1)	In 2005 only, primarily consists of mobile games revenues from our Indiagames subsidiary.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. For instance, in 2005, China Mobile implemented a new MISC system, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet services other than IVR services, including usage, transmission and billing information. We do not have direct access to the MISC system and rely on China Mobile’s monthly revenue statements. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2005, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5%, compared to approximately 4.8% in 2004. In 2005, China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remaining being from our subsidiary, Indiagames.

Advertising. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events.

Commercial enterprise solutions and others. Our commercial enterprise solutions and others revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue. Revenue derived from the provision of e-commerce and fee-based email services comprises a minor portion of commercial enterprise solutions and others revenues. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients. We are gradually phasing out this business.

Internet access. Our Internet access revenues were derived from the sale of prepaid cards that provided access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

Cost Of Revenues

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	32,794	42.6%	63,966	52.1%	98,816	57.4%
Cost of goods sold	11,291	14.6%	791	0.6%	—	0%

Total cost of revenues	44,085	57.2%	64,757	52.7%	98,816	57.4%

Cost of Services. Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services in China incur direct costs and the primary components of such costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses. The primary direct costs incurred by our subsidiary, Indiagames, are agency fees, testing fees and royalties.

Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff, including games development staff, and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our direct cost of services and our common cost of services accounted for 79.3% and 20.7%, respectively, of our cost of services in 2005. In the future, we expect that our direct cost of services will continue to increase due to higher content acquisition costs, higher telecommunications operator costs and higher distribution channel fees as our business continues to grow.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. In 2005, we continued to gradually phase out this business and accordingly, our cost of goods sold declined to 0% of our total cost of revenues in 2005 from 1.2% in 2004. We do not expect to incur significant cost of goods sold going forward as we have shifted focus to our services-based business.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except percentages)
Gross Profits (1):
Wireless Internet services	28,549	51,901	66,157
Advertising (2)	1,494	4,847	6,333
Commercial enterprise solutions and others (3)	2,052	1,147	808
Internet access (4)	893	68	—

Total gross profits	32,988	57,963	73,298

Gross Profit Margin:
Wireless Internet services	51.1%	46.0%	40.9%
Advertising (2)	25.6%	63.9%	68.8%
Commercial enterprise solutions and others (3)	14.8%	52.4%	78.8%
Internet access (4)	57.2%	—	—
Total gross profit margin	42.8%	47.2%	42.6%

(1)	For the purpose of calculating our gross profits, certain costs that are common to our Wireless Internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.
(2)	In 2003 only, advertising gross profits included both online and offline advertising gross profits. From 2004 and onwards, advertising gross profits consisted of online advertising gross profits only.
(3)	Gross profits from commercial enterprise solutions declined from 2003 onwards as a result of the gradual phasing out of the hardware side of this business and focusing on providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients and the provision of other services including e-commerce and fee-based email boxes.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	2,772	3.6%	7,695	6.3%	7,718	4.5%
General and administrative expenses	9,133	11.8%	12,385	10.1%	22,048	12.8%
Product development expenses	689	0.9%	886	0.7%	1,528	0.9%
Amortization of intangibles	629	0.8%	5,614	4.6%	975	0.6%
Provision for impairment of intangibles	—	0%	307	0.3%	—	0%

Total operating expenses	13,223	17.1%	26,887	22.0%	32,269	18.8%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales targets.

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

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004 and Indiagames in 2005.

Provision for Impairment of Intangibles. Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

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

Wireless Internet Services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless Internet services revenues are derived from mobile games provided by our subsidiary, Indiagames.

Wireless Internet services are billed on a per message, per download or monthly subscription basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. In China, we have, however, a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages we send once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

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

By the time we report our financial results, we generally have received well over a majority of the monthly statements from the mobile telecommunications operators and have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we report wireless Internet services revenue based on our estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements. In 2004 and 2005, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 4.8% and 5%, respectively.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from our wireless data services. Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as we market, support and contract for our services directly with the end customers.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not with mobile phone users.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisements for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. We engaged in very few advertising barter transactions in 2003, 2004 and 2005 and no revenues or costs were recorded. There were no material revenues being deferred as at December 31, 2005.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We have no intangible assets with indefinite life. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online. In 2004, goodwill impairment tests were carried out at the reporting unit level. The major reporting units identified were our wireless Internet services businesses, Puccini, acquired in 2003 and Treasure Base and Whole Win, acquired in 2004, which had not been fully integrated in our main China operations.

For the year ended December 31, 2005, we determined that there was no impairment of intangible assets and goodwill based on valuations performed by an independent professional appraisal firm on our wireless Internet business in China and Indiagames. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in same industry) and an income approach (Discounted Cash Flows). For our 2005 impairment tests, the whole of our wireless Internet services business in China was taken as one reporting unit, because of the successful completion of operational and managerial integration and because our chief executive officer, when making strategic business decisions, focuses on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded. During the year ended December 31, 2005, we determined that there was no impairment of property or equipment.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an account receivable is 180, 270 or 360 days overdue, we establish a provision for bad debts equal to 25%, 50% or 100% of the amount of the account receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we might require additional allowance for doubtful accounts. Provision for bad debts as at December 31, 2005 amounted to US$3,933,000.

Available-for-sale securities

Investments in available-for-sale securities are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available- for-sale securities respectively under other income/(expenses) in the consolidated statements of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility.

Stock-based Compensation Expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follow the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS 123 “Share-Based Payment,” or SFAS 123R, was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

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

In December 2003, FASB issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone and have concluded that these entities are our variable interest entities as we are the primary beneficiary. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements.

We have also determined that under US GAAP, Tel-Online, the TOM-Skype joint venture, is a variable interest entity and we are the primary beneficiary of this investment. Thus, we consolidate its results of operations in our historical consolidated financial statements on a full basis.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon valuation reports from an independent appraiser, our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

Our Reorganization

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless Internet services business, online advertising business and commercial enterprise solutions and others business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they were expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

Our Acquisitions And Investments

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company at the date of the acquisition, 100% equity interest in Puccini, which provides wireless IVR services through Wu Ji Network. On December 31, 2004, we allotted 96,200,000 ordinary shares with a total value of US$18,500,000 to Cranwood. In April 2005, we paid off the earn-out consideration for the acquisition of Puccini Group, totaling US$113,594,000. The cash portion of the earn-out amounted to US$66,047,000 while the new shares issued and allotted to Cranwood, totaled 304,155,503 ordinary shares with a total value of US$47,547,000.

On August 11, 2004, we acquired 100% equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As at December 31, 2005, we had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. In March 2006, we paid the earn-out consideration, which was equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit and amounted to US$16,615,000. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall in 2004 or 2005, and we concluded that no impairment occurred in the book value of this investment. We did not take up the option to increase our stake to 20.55% within 12 months of the initial investment.

On November 19, 2004, we acquired 100% equity interest in Whole Win, which provides WAP services through Startone. We made cash settlements for the initial consideration of US$2,169,000 in 2004 and in 2005 paid the earn-out consideration of US$5,062,000 to the vendors.

On February 24, 2005, we, through our wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares of Indiagames. As a result, our ownership interest in Indiagames was diluted to 62.42%.

In August 2005, jointly with Skype, we established Tel-Online, a Cayman Islands incorporated limited company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM-Skype instant messaging/chat service for the mainland China market and to grow its user base. In the year 2006, we hope to begin offering services on a commercial basis over the TOM-Skype platform. We have determined that under US GAAP we are the primary beneficiary of the investments in the joint venture Tel-Online and we have commenced to consolidate its results of operations in our historical consolidated financial statements since August 22, 2005.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames and Tel-Online beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005 and August 22, 2005, respectively.

Subsequent to 2005, on January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huan Jian Shu Meng to acquire 75% of the entire issued share capital of Huan Jian Shu Meng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In connection with this sale and purchase agreement, we expect to be granted an exclusive call option to purchase the remaining 25% of Huan Jian Shu Meng for US$2,400,000, any time after two years from the execution date of the sale and purchase agreement. Huan Jian Shu Meng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. We believe that the investment in Huan Jian Shu Meng will help to increase traffic to our Internet portal, increase our online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, RMB21,000,000 (or approximately US$2,612,000 at the then-current exchange rate) has been paid by us. The remaining RMB1,000,000 is due half a year after Huan Jian Shu Meng’s business license is amended to reflect the change in ownership.

Results Of Operations

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005 is based upon our audited historical consolidated financial statements included elsewhere in this document.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Our total revenues were US$172,114,000 in 2005, representing an increase of 40.2% from 2004 revenues, which were US$122,720,000. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet Services

The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$161,879,000, representing an increase of 43.4% over 2004, which were US$112,880,000. In 2005, our wireless Internet revenues accounted for 94% of our total revenues as compared to 92% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area. The growth of our revenues and expenses was also due to the acquisitions and investments made in 2004 and 2005.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues, which consisted primarily of revenues from our subsidiary, Indiagames.

2G Services - SMS

In 2005 our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 39.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G Services - MMS and WAP

In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.4% of our total wireless Internet revenues, down from 10.4% in 2004. The decline of MMS in 2005 was due mainly to a migration in China Mobile’s MMS billing platform to an upgraded system, as well as to the impact of a change in China Mobile’s billing policy in the first quarter of 2005, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 19.6% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to a new mobile operator policy of canceling the WAP subscriptions of users who do not access their subscriptions for a certain period of time, WAP growth slowed down in the second half of 2005.

Voice Services - IVR and CRBT

In 2005, our IVR services generated US$40,059,000 in revenues compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 24.7% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, as compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.5% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue for every song that is downloaded by our customers while the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other Wireless Internet Services

In 2005, revenues from our other wireless Internet businesses were US$4,137,000. These revenues were predominantly derived from our subsidiary Indiagames, which we acquired in early 2005. We began to consolidate Indiagames’ results of operation since February 24, 2005. We did not report other wireless Internet revenues in 2004.

Online Advertising

Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.4% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Commercial Enterprise Solutions and Others

Commercial enterprise solutions and others revenue decreased 53.2% to US$1,025,000 in 2005 from US$2,189,000 in 2004. In 2005, commercial enterprise solutions and others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 54.5% to US$98,816,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators and third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 52.6% to US$98,816,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 26.5% to US$73,298,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.6% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$7,718,000 in 2005, up only 0.3% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses are incurred directly in relation to our wireless Internet revenues and thus have been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 78.0% to US$22,048,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$9,663,000 in general and administrative expenses was due to the following primary factors; (a) the consolidation of the results of operation of Indiagames, which had general and administrative expenses of US$904,000; (b) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005; (c) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000;

(d) increased professional fees to prepare for Sarbanes Oxley compliance; and (e) a general increase in staff headcount and salary.

Product Development. Our product and development expenses increased 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased the headcount of our product development teams, expanded our wireless product and service offerings and began to develop various functionalities for the TOM – SKYPE joint venture.

Amortization of Intangibles. Our amortization of intangibles decreased to US$975,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone were already fully amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively. Intangibles amortized in 2005 consisted of US$440,000 in connection with the acquisition of Indiagames and US$535,000 in connection with the acquisition of Whole Win and certain content and software.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 20.0% to US$32,269,000 from US$26,887,000 in 2004.

Income from Operations. As a result of the foregoing, our income from operations was US$41,029,000 in 2005 compared to income of US$31,076,000 in 2004.

Net Interest Income. We recorded a net interest income of US$2,661,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Minority Interests. The portion of income attributable to minority interests was US$221,000 in 2005, compared with a portion of income attributable to minority interests of US$304,000 in 2004 as we de-emphasized commercial enterprise solutions.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005, compared to net income of US$33,908,000 in 2004.

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

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented substantially all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

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

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totalled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net cash provided by operating activities	19,669	33,759	51,008
Net cash used in investing activities	(2,758)	(146,099)	(95,266)
Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817
Net increase in cash and cash equivalents	15,884	56,684	19,559

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. As of December 31, 2005, our amounts due to related parties were US$19,430,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2005, we had cash and cash equivalents of US$99,869,000.

Net cash provided by operating activities was US$51,008,000 in 2005 compared to net cash provided by operating activities of US$33,759,000 in 2004. This increase was primarily due to the increase in our net income from US$33,908,000 in 2004 to US$45,006,000 in 2005. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$14,689,000 as of December 31, 2003, US$26,369,000 as of December 31, 2004 and US$33,950,000 as of December 31, 2005. This increase is primarily due to the increase in our revenues from US$77,073,000 in 2003 to US$122,720,000 in 2004 and US$172,114,000 in 2005. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, and 64 days in 2005.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China and elsewhere. In 2005, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remainder coming from our subsidiary, Indiagames. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, such that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$95,266,000 in 2005 compared to US$146,099,000 in 2004. This decrease in 2005 was mainly due to the disposal of certain available-for-sale securities amounting to US$16,392,000 in 2005, as opposed to purchases of securities amounting to US$118,883,000 in 2004. In addition, the cash paid for acquisitions was US$85,053,000 greater in 2005 than in 2004. Our primary uses of cash for investing activities in 2005 were for the payments of earn-out consideration in connection with the acquisitions of Puccini, Treasure Base, Whole Win and Indiagames amounting to US$66,047,000, US$14,957,000, US$5,062,000 and US$13,732,000, respectively.

We currently have US$1,046,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Capital expenditures	4,790	9,175	9,843
Capital divestitures (cost)	479	538	2,510
Capital divestitures (book value)	91	9	94

Net cash provided by financing activities was US$63,817,000 in 2005, mainly from cash received, net of facility charges, from a bank loan of US$56,886,000. In 2004, the sole source of financing came from the net proceeds from our initial public offering, totaling US$169,024,000.

As at December 31, 2005, our balance of current assets and available-for-sale securities totaled US$183,299,000 while the balance of our current liabilities amounted to US$57,716,000. We believe that our current cash and cash equivalents, cash flows from operations and available-for-sale securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities.

On April 22, 2005, we disposed of certain available-for-sale securities for US$16,392,000 and made a gain on disposal of US$450,000. Also in April 2005, we secured a 4-year bank loan amounting to US$57,000,000. The loan bears interest at the three-month London Inter-Bank Offered Rate plus 0.23%. The bank loan was drawn down in two tranches of US$35,000,000 and US$22,000,000, on April 29, 2005 and July 28, 2005, respectively, and after deduction of handling charges, we received US$56,886,000. The proceeds from the securities disposal and the bank loan were primarily used to finance our business acquisitions.

As at December 31, 2005, our balance of long-term liabilities totaled US$56,281,000, comprised of a bank loan amounting to US$56,099,000 and deferred tax liabilities of US$182,000. Should we require additional financing, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2005, our amounts due to related parties was US$19,430,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong Inter-Bank Offered Rate and that do not have fixed repayment terms, but is repayable on demand since January 1, 2005. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2005, we have a long-term bank loan amounting to US$56,099,000, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations to pay US$16,615,000 in connection with our acquisition of Treasure Base, as of December 31, 2005, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Bank loan	—	—	56,099
Due to related parties - short term	—	20,331	19,430
Due to related parties - long term	19,983	—	—
Total debt	19,983	20,331	75,529

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2005:

	Payments due by period
	Total	1 year	Within 1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Due to related parties - short term	19,430	19,430	—	—	—
Purchase obligation(1)	16,615	16,615	—	—	—
Operating lease commitments	1,776	1,463	313	—	—
Other contractual commitments	1,046	1,046	—	—
Total contractual obligations	38,867	38,554	313	—	—

(1)	This is the earn-out consideration of US$16,615,000 payable in connection with the acquisition of Treasure Base.

Subsequent to December 31, 2005, we entered into a sale and purchase agreement to acquire 75% of the entire issued share capital of Huan Jian Shu Meng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In March, 2006, we paid RMB21,000,000 (or approximately US$2,612,000 at the then-current exchange rate).

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2005, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Holding Company Structure

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

Research and Development

Research and development costs represented 0.9% of our total revenues in 2005, 0.2% above the level in 2004. We anticipate that research and development costs will increase in 2006 to expand our wireless product and service offerings and recruit software engineers.

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

Income Taxation

Cayman Islands - The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong - Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

China - In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	7.5%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	0%	7.5%	7.5%	7.5%	15%	15%
GreaTom	7.5%	7.5%	15%	15%	15%	15%
Beijing Super Channel	7.5%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	0%	7.5%	7.5%	7.5%	15%
LingXun	0%	7.5%	7.5%	7.5%	15%	15%
Ceng Dong Yi	0%	0%	7.5%	7.5%	7.5%	15%
Beijing Lahiji	0%	0%	7.5%	7.5%	7.5%	15%
Startone	0%	0%	7.5%	7.5%	7.5%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

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

The table below sets forth the tax losses carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2005:

	For the year ended December 31,
	Total	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,047	—	825	856	908	458
Beijing Lei Ting (Chengdu)	1,121	—	—	—	506	615
GreaTom	158	—	69	—	—	89
Beijing Super Channel	6,973	—	—	1,181	—	5,792
Shanghai Super Channel	2,272	345	432	377	527	591

India - We, via our subsidiary Indiagames, are subject to taxes in India, as per the provisions of the Income Tax Act of 1965 and based on existing legislation, interpretations and practices in respect thereof. Income generated in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 years tax holiday incentive and under certain conditions. Revenues derived from Indiagames are subject to a 4.0% Value-Added Tax (VAT) on sales generated in India. Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the total VAT payable for the month.

In addition, our PRC revenues are subject to business taxes and VAT. For a summary of these taxes, see “Revenues”.

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

Directors and Executive Officers

On September 9, 2005, we announced the appointment of Jay Chang as chief financial officer and executive director, effective September 1, 2005 and September 28, 2005 respectively. Mr. Chang had been our deputy chief financial officer since April 13, 2005. Peter Andrew Schloss, our former chief financial officer, was appointed chief legal officer and remains an executive director. On April 25, 2005, we announced the resignation of Xu Zhiming as chief operating officer and executive director, with effect from May 1, 2005. Mr. Xu resigned due to other commitments. On January 25, 2006, we announced the resignation of Sing Wang as non-executive director and vice chairman of the board of directors. Mr. Wang resigned due to other commitments. On January 25, 2006 we announced the appointment of Tong Mei Kuen, Tommei, as vice chairman of the board of directors and on March 16, 2006, we announced the appointment of Mak Soek Fun, Angela, as non-executive director, effective April 3, 2006.

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, PRC 100738.

Name	Age	Director or Officer since	Position
Frank John SIXT	54	September 2003	Chairman of the Board of Directors
CHOW WOO Mo Fong, Susan	52	October 2003	Alternate Director to the Chairman of the Board of Directors
TONG Mei Kuen, Tommei	41	April 2003	Vice Chairman of the Board of Directors
WANG Lei Lei	32	September 2003	Executive Director and Chief Executive Officer
Jay CHANG	34	September 2005	Executive Director and Chief Financial Officer
Peter Andrew SCHLOSS	45	December 2003	Executive Director and Chief Legal Officer
FENG Jue, Elaine	33	September 2003	Executive Director and Executive Vice President of Department of Sales and Marketing
FAN Tai	34	October 2003	Executive Director and Vice President of Finance
WU Yun	33	September 2003	Executive Director and Vice President of Department of Operations
KWONG Che Keung, Gordon	56	October 2003	Independent Non-Executive Director
MA Wei Hua	57	October 2003	Independent Non-Executive Director
LO Ka Shui	59	September 2004	Independent Non-Executive Director
MAK Soek Fun, Angela	41	April 2006	Non-Executive Director
LIU Bing Hai	36	December 2003	Vice President of Wireless Operations
ZHANG Ming Jin	29	March 2002	Director of Wireless Operations Department
LI Chuang Dong	32	August 2004	Vice President
ZHANG Dong	35	March 2005	Assistant to Vice President
SU Ying Qi	43	December 2005	Vice President
Zhang Ying Nan	31	September 2003	Director of Marketing
YU Pessy Patricia Dawn	33	March 2006	Company Secretary

Executive Directors

WANG Lei Lei, aged 32, has been an executive director and the chief executive officer of our company in charge of the overall management of our company since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group Limited in December 2002, a director of Beijing Super Channel Network Limited in December 2002, a general manager of Beijing Super Channel Network Limited in November 2000, a director of Shanghai Super Channel Network Limited in March 2003, a director of Shenzhen Freenet Information Technology Company Limited in April 2001, an executive director of Beijing Lei Ting Wan Jun Network Technology Limited in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting Wan Jun Network Technology Limited in August 2002. Mr. Wang joined TOM Group in August 1999 and was made head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Jay CHANG, aged 34, has been an executive director of our company since September 28, 2005 and chief financial officer of our company since September 1, 2005. Mr. Chang was previously the deputy chief financial officer of our company since April 13, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology and strategy implementation. From 1994 to 1995 he was an avionics engineer with Boeing’s Defense and Space Group. Mr. Chang holds a degree in electrical engineering from the University of Washington – Seattle, Washington.

Peter Andrew SCHLOSS, aged 45, has been an executive director of our company since December 17, 2003 and the chief legal officer of our company since September 1, 2005. He was previously chief financial officer of our company since December 17, 2003. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining our company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

FENG Jue, Elaine, aged 33, has been an executive director and executive vice president of the department of sales and marketing of our company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel Network Limited. Ms. Feng was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003 and deputy general manager of Shanghai Super Channel Network Limited and Shenzhen Freenet Information Technology Company Limited in November 2003. Prior to joining our company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

FAN Tai, aged 34, has been an executive director and vice president of finance of our company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

WU Yun, aged 33, has been an executive director and vice president of the department of operations of our company since September 15, 2003. Mr. Wu joined our company in October 2000 as manager of the department of business development of Beijing Super Channel Network Limited. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003 and deputy general manager of Shanghai Super Channel Network Limited and Shenzhen Freenet Information Technology Company Limited in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

Non-Executive Directors

Frank John SIXT, aged 54, has been a non-executive director and the chairman of our company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited and the chairman of TOM Group Limited. He is also a non-executive director of Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited, an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He is also a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW WOO Mo Fong, Susan, aged 52, has been an alternate director to the chairman of our company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group Limited. She is also an executive director of Cheung Kong Infrastructure Holdings Limited and Hutchison Harbour Ring Limited, a non-executive director of Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

TONG Mei Kuen, Tommei, aged 41, has been a non-executive director of our company since April 1, 2003 and the vice chairman of our company since January 27, 2006, and is an executive director and the chief executive officer of TOM Group Limited. Previously, she was the chief financial officer of TOM Group Limited. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

MAK Soek Fun, Angela, aged 41, has been a non-executive director of our company since April 3, 2006. She is also the head corporate general counsel and an executive director of TOM Group Limited. She has also been the Company Secretary of our company until March 15, 2006. Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining TOM Group Limited, she was a senior group legal counsel of Hutchison Whampoa Limited.

Independent Non-Executive Directors

KWONG Che Keung, Gordon, aged 56, has been an independent non-executive director of our company since October 14, 2003. Mr. Kwong has also been serving as a member of the remunerations committee and the nominations committee of our company and as the chairman of the audit committee of our company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Hong Kong Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 ro 1998, Mr. Kwong was a partner of Pricewaterhouse, and he was a council member of the Hong Kong Stock Exchange from 1992-1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited, which was privatized in July 2005.

MA Wei Hua, aged 57, has been an independent non-executive director of our company since October 14, 2003 and a member of the audit committee, remunerations committee and nominations committee of our company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

LO Ka Shui, aged 59, has been an independent non-executive director and a member of the audit committee, the remunerations committee and the nominations committee of our company since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile (Hong Kong) Limited and some other listed public companies in Hong Kong. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 26 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Executive Officers

LIU Bing Hai, aged 36, has been a vice president of wireless operations of our company since December 2003. Mr. Liu was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003. Mr. Liu joined TOM Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer Aided Design and in 1993 from North China University with a B.S. in Transmission Controls.

ZHANG Ming Jin, 29, has been a director of the Wireless Operations Department of our company since July 2004. She joined our company in August 2000 and served as programmer and system analyst, and in October 2002 she was promoted to senior engineer of Beijing Super Channel Network Limited. Ms. Zhang graduated from the College of Information Science in the Capital University of Economics and Trade in 2001 with an M.S. and in 1998 with a B.S. in Information Management.

LI Chuang Dong, aged 32, has been a vice president of our company since August 2004. In September 2002, Mr. Li founded Beijing LingXun Interactive Science Technology and Development Company Limited and served as general manager. From November 2001 to August 2002, Mr. Li served as general manager of Beijing Hong Xin Xun Meng Science and Technology Development Co., Ltd. Mr. Li graduated in 1998 from Henan University, majoring in Chrematistics.

ZHANG Dong, aged 35, has been an assistant to the vice president at our company since March 2005. Since 2002, Mr. Zhang has served as general manager of Startone (Beijing) Information Technology Co., Ltd. From 1999 to 2001, Mr. Zhang served as sales director at Clarent Corporation (USA) Beijing Representative Office. Mr. Zhang graduated in 1993 from Changchun Institute of Posts and Telecommunications, majoring in Program-control Switching.

SU Yingqi, aged 43, has been a vice president of our company since December 2005. She is mainly responsible for the Human Resource and Administration Department and Government Relations Activities. Ms. Su joined TOM Group in July 1999. She has also served as an officer in a PRC governmental organization from 1981 to 1993. After that, she worked as Human Resource director in Beijing Capital Construction Real Estate Company Ltd. in 1995 and Project Manager in Beijing Longyuan Company Ltd., a public company, in 1998. Ms. Su graduated from Peking University with a Master of Business Administration degree in 2006.

ZHANG Ying Nan, 31, has been director of the Marketing Department of our company since September 2003. She joined our company in 2000 and served as public relations executive. Prior to joining TOM Online, Ms. Zhang was a marketing manager at the China Basketball Association. She graduated from the College of Arts & Science at Beijing Union University in 1997.

YU Pessy Patricia Dawn, aged 33, has been the company secretary of our company since March 2006. Ms. Yu joined TOM Group in April 2001 and was appointed as senior legal counsel in 2003. She holds a Master of Arts degree in Jurisprudence from Oxford University and has been admitted as a solicitor in Hong Kong, and England and Wales.

There is no family relationship among any of our directors or executive officers.

As we are 65.9% owned by TOM Group as of March 31, 2006, we are a “Controlled Company” within the meaning of Rule 4350(c)(5) of the Nasdaq Listing Rules and therefore are exempt from some of the requirements of Nasdaq Marketplace Rule 4350(c), including the requirements that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

Each of our executive directors has entered into a service agreement with us. Pursuant to the service agreements, each of our executive directors is entitled to receive a basic salary and will also receive an annual bonus payable for each twelve-month period completed by such executive director commencing on January 1 of the calendar year immediately following the date such executive director enters into such employment contract. None of these service agreements provide benefits to our directors or executive officers upon termination. All of the executive directors are bound by the confidentiality and non-competition provisions in each of their employment agreements with us.

Board Practices

Our board held four regular meetings during 2005. In addition, a meeting between the chairman and non-executive directors and independent non-executive directors without the presence of the executive directors was held in the third quarter of 2005.

To enhance our corporate governance, we have established three board committees: an audit committee, a nominations committee and a remunerations committee, all of which are comprised mainly of independent non-executive directors.

Audit Committee

We have established an audit committee, in accordance with the Nasdaq Listing Rules and Chapter 5 of the GEM Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. All audit committee members are independent non-executive directors. The audit committee is chaired by Kwong Che Keung, Gordon, and the other members are Ma Wei Hua and Lo Ka Shui. The board of directors has determined that Mr. Kwong is an audit committee financial expert. The audit committee held five meetings during 2005.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become members of our board of directors and recommends that the board select our director nominees. The committee has a formal written charter that sets forth its duties and powers. The nominations committee is chaired by Frank John Sixt and the other members are Kwong Che Keung, Gordon, Ma Wei Hua and Lo Ka Shui.

Remunerations Committee

We have established a remunerations committee, which reviews and recommends to our board of directors the salaries, benefits and stock option grants of our directors and executive employees. The committee has a formal written charter that sets forth its duties and powers. The remunerations committee is chaired by Frank John Sixt and the other members are Kwong Che Keung, Gordon, Ma Wei Hua and Lo Ka Shui.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Each of our executive directors, Wang Lei Lei, Jay Chang, Peter Andrew Schloss, Xu Zhiming, Wu Yun, Feng Jue, Elaine and Fan Tai, has entered into service agreements with

us. The service agreements are continuous in term unless terminated upon three months’ written notice. The executive directors are entitled to an annual bonus payable for each twelve-month period completed commencing on January 1 of the calendar year immediately following the date of such service agreement. An aggregate bonus of US$2,860,872 was paid to the executive directors during the year ended December 31, 2005. Each of Peter Andrew Schloss and Jay Chang is entitled to a monthly housing allowance of US$10,256 and US$3,813, respectively. Our executive directors are also entitled to reimbursement of all reasonable out-of-pocket expenses and medical benefits. The aggregate remuneration paid and benefits in kind granted to our directors and executive officers for the years ended December 31, 2003, 2004 and 2005 was approximately US$1,213,000, US$1,390,000 and US$4,175,000 respectively. The amounts paid to our non-executive directors in 2005 were as follows:

Frank John SIXT	US$	6,000
Sing WANG	US$	6,000
TONG Mei Kuen, Tommei	US$	6,000
MA Wei Hua	US$	26,000
KWONG Che Keung, Gordon	US$	26,000
LO Ka Shui	US$	26,000

The basic annual salaries of our executive directors in 2005 were as follows:

WANG Lei Lei	US$	180,106
Jay CHANG	US$	138,008
Peter Andrew SCHLOSS	US$	184,615
XU Zhiming	US$	82,051
WU Yun	US$	73,322
FENG Jue, Elaine	US$	80,561
FAN Tai	US$	95,100

The total amount set aside or accrued by the company or its subsidiaries for pension, retirement or similar benefits for directors and executive officers is US$64,000.

Share Ownership

We adopted the TOM Online Inc. Pre-IPO Share Option Plan, pursuant to which we have granted 280,000,000 options to certain of our employees and directors to acquire our ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. We may not grant any additional options pursuant to this plan. The options granted under this plan will expire ten years from the date of grant. In 2005, options covering 17,791,257 ordinary shares lapsed and options covering 24,176,602 ordinary shares were exercised. Options covering 220,457,181 ordinary shares remained outstanding as of December 31, 2005.

In addition, we adopted the TOM Online Inc. Share Option Scheme, pursuant to which we may grant our officers, directors, employees and business associates options to purchase our ordinary shares. The purchase price for ordinary shares issued upon exercise of an option may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares. The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of our issued ordinary shares. We may, however, seek separate approvals from our shareholders and our parent company’s shareholders for refreshing the 10% limit. In addition, under GEM Listing Rules, the aggregate number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the TOM Online Inc. Pre-IPO Share Option Plan and the Share Option Scheme must not exceed 30% of our total ordinary shares in issue from time to time. This scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme. We did not grant any options under this scheme prior to 2005. In 2005, we granted options covering 18,000,000 ordinary shares under this scheme to one of our executive directors. In 2005, no options issued under this scheme lapsed and no options under this scheme were exercised.

The following table sets forth information on outstanding options that have been granted pursuant to our TOM Online Inc. Pre-IPO Share Option Plan and our TOM Online Inc. Share Option Scheme as of December 31, 2005.

Name of grantee	Ordinary Shares Issuable Under(1)				Exercise Price Per Share (HK dollars)(2)
	2005 Option Grants		Pre-2005 Grants
Executive Directors(3)
WANG Lei Lei	—		154,864,000	(4)	1.50
Jay CHANG	18,000,000	(7)	—		1.204
Peter Andrew SCHLOSS	—		10,000,000	(5)	1.50
FENG Jue, Elaine	—		9,110,000	(6)	1.50
WU Yun	—		7,098,000	(6)	1.50
FAN Tai	—		8,326,000	(6)	1.50
Senior Management
LIU Bing Hai	—		5,420,000	(6)	1.50
ZHANG Ming Jin	—		818,595	(6)	1.50
Others
SU Ying Qi	—		1,876,164	(6)	1.50
TIAN Yu Ling	—		1,500,000	(6)	1.50
OUYANG Zheng Yu	—		792,744	(6)	1.50
DU Ying Shuang	—		770,547	(6)	1.50
Other staff (comprising 352 individuals)	—		19,881,131	(6)	1.50

Total	18,000,000		220,457,181

(1)	The expiration dates for the options granted pursuant to the TOM Online Inc. Pre-IPO Share Option Plan and the TOM Online Inc. Share Option Scheme are February 15, 2014, and May 10, 2015, respectively.
(2)	The exercise price of options granted pursuant to our TOM Online Inc. Pre-IPO Share Option Plan is HK$1.50. The exercise price of options granted pursuant to our TOM Online Inc. Share Option Scheme may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares.
(3)	Each of our directors has undertaken to the Hong Kong Stock Exchange not to exercise his or her options to the extent that such exercise would result in the public float being reduced below the minimum percentage prescribed by the GEM Listing Rules. Any of our shares which are held by our directors are not considered to be in public hands under the GEM Listing Rules.
(4)	Of the options granted, 10% vest one month after our shares are listed on GEM, or the listing date, but are not exercisable until six months after the listing date, and 15%, 20%, 25% and 30%, respectively, vest one, two, three and four years after February 16, 2004.
(5)	Of the options granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after February 16, 2004.

(6)	Of the options granted, 10% vest one month after the listing date, but are not exercisable until six months after February 16, 2004, and the remaining options vest ratably over three years on an annual basis commencing on the first anniversary of February 16, 2004.
(7)	Of the options granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after May 11, 2005.

The following table sets forth the number of ordinary shares beneficially held by our directors and executive officers as of March 31, 2006:

Name of grantee	Number of Shares Beneficially Owned	Of Which, Shares Underlying Options Exercisable Within 60 Days	Approximate % Of Our Issued Share Capital(1)
Executive Directors
WANG Lei Lei	48,514,000	48,514,000	1.087%
Jay CHANG	2,700,000	2,700,000	*
Peter Andrew SCHLOSS	4,000,000	4,000,000	*
FENG Jue, Elaine	3,972,000	3,972,000	*
WU Yun	4,790,000	4,750,000	*
FAN Tai	4,738,000	4,738,000	*
Non-Executive Directors
LO Ka Shui	4,700,000	0	*
Senior Management
LIU Bing Hai	2,582,000	2,582,000	*
ZHANG Ming Jin	421,616	421,616	*
Others
SU Ying Qi	834,915	834,915	*
TIAN Yu Ling	1,050,000	1,050,000	*
OUYANG Zheng Yu	396,521	396,521	*
DU Ying Shuang	385,783	385,783	*

Total	79,084,835	74,344,835	1.77%

*	Less than one percent.
(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options granted under our pre-initial public offering share option plan and our post-IPO share option scheme.

Employees

See “Item 4 — Information on the Company — Business Overview — Employees.”

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Ordinary Shares Beneficially Owned as of March 5, 2004 (immediately prior to our initial public offering)		Ordinary Shares Beneficially Owned as of March 31, 2006
	Number	Percent	Number	Percent
Name of Beneficial Owner of more than 5%
TOM Group Limited	2,800,000,000	96.7%	2,800,000,000	65.9%
Cheung Kong (Holdings) Limited(1)	1,031,717,020	35.6%	1,037,263,669	24.4%
Hutchison Whampoa Limited(1)	687,811,587	23.7%	694,686,872	16.4%
Chau Hoi Shuen(2)	784,011,587	27.1%	1,030,876,853	24.3%

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited, or TDT1, as trustee of The Li Ka- Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.
(2)	Ms. Chau beneficially holds 9.7% of our outstanding ordinary shares through several controlled companies including Cranwood Company Limited and Devine Gem Management Limited. In addition, she beneficially holds 22.09% of TOM Group Limited through several controlled companies.

TOM Group Limited, our controlling shareholder, has its principal place of business at 48/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. TOM Group Limited was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company with limited liability in October 1999, and was listed on GEM under the stock code “8001.” On August 4, 2004, shares of TOM Group Limited were withdrawn from GEM and became listed on the main board of the Hong Kong Stock Exchange under the code “2383.” The three largest shareholders of our parent company are Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and Cranwood Company Limited, which indirectly hold approximately 12.2%, 24.5% and 24%, ownership interest in our parent company, respectively, as of March 31, 2006.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders.

We are not aware of any arrangement which may at a later date result in a change of control of our company.

As of December 31, 2005, there were 4,224,532,105 ordinary shares issued and outstanding. As of December 31, 2005, there were 6 registered holders of American depositary receipts evidencing 8,512,266 ADSs, representing 680,981,280 ordinary shares.

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

The deed of non-competition took effect on the date of listing of our ordinary shares on GEM and our ADSs on Nasdaq and will terminate on the later of (i) when our parent company ceases to hold,

directly or indirectly, 30% or more of our issued share capital, (ii) when our ordinary shares or ADSs are no longer listed on either GEM or Nasdaq, or (iii) the second anniversary date of the deed of non-competition, which has already passed.

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

Trademark and Domain Name License Agreement. Tom.com enterprises limited, a wholly-owned subsidiary of our parent company, entered into a trademark and domain name license agreement with Beijing Super Channel, one of our wholly-owned subsidiaries, pursuant to which tom.com enterprises limited granted Beijing Super Channel an exclusive license to use certain trademarks relating to the “TOM” logo and the domain names of tom.com, bj.tom.com and cn.tom.com solely in respect of Internet and Internet-related businesses in the PRC. This license is free of charge until the later of (i) when our parent company ceases to hold 30% or more of our issued share capital and (ii) the second anniversary of the day on which our ordinary shares begin to be listed on GEM, which has already passed. At that time, Beijing Super Channel will have to pay a license fee, to be determined under a new agreement between the parties, to tom.com enterprises limited for the use of the trademarks. In the event that we and our parent company cannot agree on the license fee or other terms of use of the trademarks, Beijing Super Channel may continue to use the trademarks free of charge for one year from the date we cease to have the right to use these trademarks free of charge. In addition, Beijing Super Channel may require tom.com enterprises limited to grant it a perpetual license of the domain names for a license fee to be agreed upon, provided such fee shall not exceed US$5,000,000.

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

Lease Agreements. Beijing Super Channel entered into a lease agreement on July 2, 2003 with Beijing Oriental Plaza Company Limited, or Beijing Oriental, an associate of Cheung Kong (Holdings) Limited, which agreement was amended on February 13, 2004. Pursuant to this agreement, Beijing Super Channel leases from Beijing Oriental the 8th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006.TOM.COM (China) entered into a lease agreement on July 2, 2003 with Beijing Oriental, which agreement was amended on February 13, 2004, pursuant to which TOM.COM (China) leases from Beijing Oriental Rooms 1-6 on the 9th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006. TOM.COM (China) also entered into a lease agreement on July 2, 2003 with Beijing Oriental, which agreement was amended on February 13, 2004, pursuant to which TOM.COM (China) leases from Beijing Oriental Rooms 7-8 on the 9th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on June 14, 2006.

Wu Ji Network entered into a lease agreement on February 13, 2004 with Beijing Oriental, pursuant to which Wu Ji Network leases from Beijing Oriental Rooms 7-8 on the 5th Floor, Tower W3, Oriental Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. The agreement expires on August 14, 2006.

Loan Agreement. On August 31, 2005, Beijing Lei Ting entered into an agreement with Beijing Hua Yi Brothers Advertising Co., Ltd., a company in which TOM Group at that time held a 27% equity interest, pursuant to which Beijing Lei Ting extended to Beijing Hua Yi Brothers Advertising Co., Ltd. an entrusted loan in the amount of RMB20,000,000. The purpose of the loan was for investment in making a film. The term of the loan was twelve months at an annual interest rate of 7%, payable upon maturity. Beijing Hua Yi Brothers Advertising Co., Ltd. repaid the loan and interest amounting to US$54,000 at the end of December 2005.

Shareholders’ Loan Agreements

On September 21, 2003, our parent company, TOM Group Limited, entered into a loan agreement with each of Laurstinus, Lahiji and Advanced Internet Services, pursuant to which our parent company agreed not to demand repayment of these loans until after December 31, 2004.

Our parent company, TOM Group Limited, entered into an undertaking agreement, dated as of February 13, 2004, with us, pursuant to which our parent company undertook not to demand repayment of the amounts due to it under the separate loan agreements it entered into with each of Laurstinus, Lahiji and Advanced Internet Services on September 21, 2003 except in circumstances where (i) it has been a year after the date on which our ordinary shares are listed on the GEM; (ii) we have positive cash flow from operations and net profit in a financial year; and (iii) all of our non-executive independent directors agree that such repayment will not adversely affect our operations and implementation of our business objectives for the period until December 31, 2006. To date, our parent has not acted to demand repayment.

Other Related Party Agreements

Loan Agreements. Our subsidiaries have extended loans totaling US$6,886,000, US$7,968,000 and US$19,093,000 as of December 31, 2003, 2004 and 2005, respectively, to the registered shareholders of our variable interest entities to finance such shareholders’ investments in the respective entities.

Puccini has outstanding loans of RMB2,000,000 and RMB8,000,000, respectively, to Fan Tai, who is a 20% shareholder of Wu Ji Network, and Ou Yang Zheng Yu, who is an 80% shareholder of Wu Ji Network. These loans are to be used exclusively toward the working capital of Wu Ji Network. Fan Tai assumed his loan on December 13, 2004, from a prior Wu Ji Network shareholder, Wang Xiu Ling; the loan expires in 2014. Ou Yang Zheng Yu entered into his loan agreement with Puccini on September 28, 2005; the term of the loan is ten years. Under their respective loan agreements, Fan Tai and Ou Yang Zheng Yu as loan recipients have each agreed that (a) the loan will become due and payable if, inter alia, (i) the loan recipient resigns from or is removed from office by Puccini or its affiliated entities, (ii) the loan recipient commits a criminal offense, (iii) any third party raises against the loan recipient a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated; (b) the loan shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in Wu Ji Network to Puccini or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Wu Ji Network, any proceeds from the transfer shall be used to set off such loan recipient’s loan repayment obligation to Puccini or its designees.

Wang Xiu Ling, an 80% shareholder of Beijing Lei Ting, entered into a loan agreement with Lahiji on August 8, 2002, which was amended on September 26, 2003. Pursuant to the amended loan agreement, Lahiji agreed to provide a long term loan in the amount of RMB16 million to Wang Xiu Ling to be invested exclusively in Beijing Lei Ting. Wang Xiu Ling agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Lahiji or Lahiji’s affiliated entities, (ii) Wang Xiu Ling commits a criminal offense, (iii) any third party raises against Wang Xiu Ling a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of transfer of all of her equity interest in Beijing Lei Ting to Lahiji or its designees and (c) upon the transfer of her equity interest in Beijing Lei Ting, any proceeds from the transfer shall be used to set off her loan repayment obligation to Lahiji or Lahiji’s designees. The term of the loan is ten years.

Wang Xiu Ling entered into a loan agreement with Lahiji on January 19, 2005 pursuant to which Lahiji granted Wang Xiu Ling a loan in the amount of RMB9,000,000 to be used to develop the business of Beijing Lei Ting or to re-lend the funds to such third party as may be designated by Lahiji. Wang Xiu Ling entered into a loan agreement with Wang Lei Lei, a 20% shareholder of Beijing Lei Ting, on January 19, 2005 pursuant to which Wang Xiu Ling granted Wang Lei Lei a loan in the amount of RMB1,800,000 to be used for the business development of Beijing Lei Ting.

Wang Xiu Ling entered into a loan agreement with Lahiji on January 16, 2006, pursuant to which Lahiji granted Wang Xiu Ling a loan in the amount of RMB10,000,000 to be used to develop the business of Beijing Lei Ting. Wang Xiu Ling entered into a loan agreement with Wang Lei Lei, a 20% shareholder of Beijing Lei Ting, on January 16, 2006, pursuant to which Wang Xiu Ling granted Wang Lei Lei a loan in the amount of RMB20,000,000 to be used for the business development of Beijing Lei Ting.

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

Du Ying Shuang, a 70% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services on September 23, 2004. Pursuant to the loan agreement, Advanced Internet Services provided a long term loan to Du Ying Shuang in the amount of RMB16,100,000 to be invested exclusively in Shenzhen Freenet. Du Ying Shuang agreed that (a) the loan will become due and payable if, inter alia, (i) Du Ying Shuang resigns from or is removed from office by Advanced Internet Services or its affiliated entities, (ii) Du Ying Shuang commits a criminal offense, (iii) any third party raises against Du Ying Shuang a claim of over RMB500,000 (US$0.06million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of her equity interest in Shenzhen Freenet to Advanced Internet Services or its designees; and (c) upon the transfer of her equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off her loan repayment obligation to Advanced Internet Services or its designees. The term of the loan is ten years.

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

Pu Dong Wan, formerly a 49% shareholder in Startone, and Liu Bing Hai, a 51% shareholder in Startone, each entered into loan agreements with Whole Win on November 19, 2004, pursuant to which Whole Win granted loans in an aggregate amount of RMB10,000,000 to Pu Dong Wan and Liu Bing Hai to be used exclusively toward the working capital of Startone. Pu Dong Wan and Liu Bing Hai each agreed that (a) their respective loans will become due and payable if (i) the borrower dies or becomes a person with no or limited capacity of civil conduct, (ii) the borrower commits a crime or is involved in a crime, (iii) any third party raises a claim against the borrower in an amount exceeding RMB500,000 or (iv) foreign investment is permitted in telecommunications value-added services and the relevant government authorities start approving such foreign investment; (b) the loans shall be repaid only in the form of a transfer of all of the borrower’s equity interest in Startone to Whole Win or its designees; and (c) upon the transfer of the borrower’s equity interest in Startone, any proceeds from the transfer shall be used to set off his loan repayment obligation to Whole Win or its designees. The terms of the loans are 10 years. On October 25, 2005, Whole Win and Pu Dong Wan entered into a termination agreement with respect to the November 19, 2004 loan agreement. Upon the transfer of Pu Dong Wan’s 49% share interest in Startone to Zhang Ming Jin, Zhang Ming Jin entered into a loan agreement with Whole Win on October 25, 2005, pursuant to which Whole Win granted a loan in the amount of RMB4,900,000 to Zhang Ming Jin to be used exclusively toward the working capital of Startone. Zhang Ming Jin agreed that (a) the loan will become due and payable if, inter alia, (i) Zhang Ming Jin resigns from or is removed from office by Whole Win or its affiliated entities, (ii) Zhang Ming Jin commits a criminal offense, (iii) any third party raises against Zhang Ming Jin a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of her equity interest in Startone to Whole Win or its designees; and (c) upon the transfer of her equity interest in Startone, any proceeds from the transfer shall be used to set off her loan repayment obligation to Whole Win or its designees. The term of the loan is ten years.

Share Option Agreements. Each of the shareholders of Beijing Lei Ting entered into an exclusive share option agreement with Beijing Lei Ting and Lahiji on January 19, 2005, pursuant to which each of the shareholders granted Lahiji an exclusive option to acquire all of his or her interest in the registered capital of Beijing Lei Ting when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Shenzhen Freenet has entered into an exclusive share option agreement with Shenzhen Freenet and Advanced Internet Services, pursuant to which each shareholder grants Advanced Internet Services an exclusive option to acquire all of his or her interest in the registered capital of Shenzhen Freenet when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Sheng Yong, a 30% shareholder, entered in an exclusive share option agreement on September 26, 2003, and Du Ying Shuang, a 70% shareholder, entered into an exclusive share option agreement on September 23, 2004.

Each of the shareholders of Wu Ji Network has entered into an exclusive share option agreement with Wu Ji Network and Puccini, pursuant to which each shareholder grants Puccini an exclusive option to acquire all of his interest in the registered capital of Wu Ji Network when permitted under PRC law. Fan Tai, a 20% shareholder, entered into an exclusive share option agreement on December 13, 2004. Ou Yang Zheng Yu, an 80% shareholder, entered into an exclusive share option agreement on September 28, 2005, and Wang Lei Lei, who had transferred his 80% stake to Ou Yang Zheng Yu, terminated his share option agreement.

Each of the shareholders of LingXun entered into an exclusive share option agreement with Treasure Base on August 11, 2004, pursuant to which each of the shareholders granted Treasure Base an exclusive option to acquire all of his or her interest in the registered capital of LingXun when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Startone entered into an exclusive share option agreement with Whole Win, pursuant to which each shareholder grants Whole Win an exclusive option to acquire all of his or her interest in the registered capital of Startone when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Liu Bing Hai, a 51% shareholder, entered into an exclusive share option agreement with Whole Win on November 19, 2004. Zhang Min Jin, a 49% shareholder, entered into an exclusive share option agreement on October 25, 2005, and Pu Dong Wan, who had transferred his 49% stake to Zhang Min Jin, terminated his share option agreement.

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

Each of the shareholders of Shenzhen Freenet has entered into an equity pledge agreement with Beijing Super Channel. Pursuant to these agreements, each of the shareholders of Shenzhen Freenet pledged all of his or her interest in Shenzhen Freenet to Beijing Super Channel as security for the performance by Shenzhen Freenet of its obligations under the exclusive technical and consulting services agreement dated September 26, 2003 between Shenzhen Freenet and Beijing Super Channel. The term of these agreements is from the date of the registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Super Channel and Shenzhen Freenet. Sheng Yong, a 30% shareholder, entered into an equity pledge agreement on September 26, 2003, and Du Ying Shuang, a 70% shareholder, entered into an equity pledge agreement on September 23, 2004.

Each of the shareholders of Wu Ji Network has entered into an equity pledge agreement with Puccini Network on November 19, 2003. Pursuant to these agreements, each of the shareholders of Wu Ji Network pledged all of his or her interest in Wu Ji Network to Puccini Network as security for the performance by Wu Ji Network of its obligations under the exclusive technical and consulting services agreement dated November 19, 2003 between Wu Ji Network and Puccini Network. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Puccini Network and Wu Ji Network. Fan Tai, a 20% shareholder, entered into an equity pledge agreement on December 13, 2004. Ou Yang Zheng Yu, an 80% shareholder, entered into an equity pledge agreement on September 28, 2005, and Wang Lei Lei, who had transferred his 80% stake to Ou Yang Zheng Yu, terminated his equity pledge agreement.

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

Each of the shareholders of Startone has entered into an equity pledge agreement with Heng Dong Wei Xin. Pursuant to these agreements, each of the shareholders of Startone pledged all of his interest in Startone to Heng Dong Wei Xin as security for the performance by Startone of its obligations under the exclusive technical and consulting services agreement dated November 19, 2004, between Startone and Heng Dong Wei Xin. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Startone and Heng Dong Wei Xin. Liu Bing Hai, a 51% shareholder, entered into an equity pledge agreement on November 19, 2004. Zhang Min Jin, a 49% shareholder, entered into an equity pledge agreement on October 25, 2005, and Pu Dong Wan, who had transferred his 49% equity shareholding to Zhang Min Jin, terminated his equity pledge agreement.

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

Wu Ji Network, Wang Lei Lei, Wang Xiu Ling and Puccini Network entered into a business operation agreement on November 19, 2003. Pursuant to this agreement, Puccini Network agreed to guarantee the performance by Wu Ji Network of its obligations under its transactions with third parties. In return, Wu Ji Network agreed to create a security interest in favor of Puccini Network by pledging all of its accounts receivables from its business and its assets. In addition, Wu Ji Network, Wang Lei Lei and Wang Xiu Ling agreed that, inter alia (i) without the prior written consent of Puccini Network or its affiliates, Wu Ji Network will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Puccini Network as directors, general manager and other senior officers of Wu Ji Network. The term of this agreement is ten years from the date of execution. On December 13, 2004, Wu Ji Network, Wang Lei Lei, Fan Tai and Puccini Network entered into a business operation agreement the material terms of which were the same as those of the 2003 agreement. On September 28, 2005, Wu Ji Network, Wang Lei Lei, Fan Tai and Puccini Network entered into a termination agreement with respect to their 2004 business operation agreement. Upon the transfer of Wang Lei Lei’s 80% share interest in Wu Ji Network to Ou Yang Zheng Yu, Ou Yang Zheng Yu, Fan Tai, Wu Ji Network and Puccini Network entered into a business operation agreement on September 28, 2005, the material terms of which were the same as those of the 2003 agreement.

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

Heng Dong Wei Xin, Startone, Liu Bing Hai and Pu Dong Wan entered into a business operation agreement on November 19, 2004, pursuant to which Heng Dong Wei Xin agreed to act as a guarantor for any obligations undertaken by Startone and in return for which, Startone pledged to Heng Dong Wei Xin its accounts receivable and assets. In addition, Startone, Liu Bing Hai and Pu Dong Wan agreed that, inter alia, (i) without the prior written consent of Heng Dong Wei Xin or its affiliates, Startone will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assigning any third party its rights or obligations under this agreement and (ii) will appoint designees of Heng Dong Wei Xin as directors, general managers and other senior officers of Startone. The term of this agreement is ten years from the date of execution. On October 25, 2005, Heng Dong Wei Xin, Startone, Liu Bing Hai and Pu Dong Wan entered into a termination agreement with respect to their 2004 business operation agreement. Upon the transfer of Pu Dong Wan’s 49% share interest in Startone to Zhang Ming Jin, Zhang Ming Jin, Liu Bing Hai, Startone and Heng Dong Wei Xin entered into a business operation agreement on October 25, 2005, the material terms of which were the same as those of the 2004 agreement.

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

Mr. Sheng Yong executed an irrevocable power of attorney on September 26, 2003 granting Mr. Wang Lei Lei, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Shenzhen Freenet.

Mr. Ou Yang Zheng Yu executed an irrevocable power of attorney on September 28, 2005 granting Mr. Fan Tai, or any other nominated employee of Puccini Network, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Wu Ji Network.

Mr. Sheng Yong and Ms. Du Ying Shuang executed an irrevocable power of attorney on August 11, 2004 granting any two individuals designated by Ceng Dong Yi full power and authority to exercise all of his or her shareholder’s rights with respect to his or her interest in LingXun.

Mr. Liu Bing Hai executed an irrevocable power of attorney on November 19, 2004 granting any two individuals designated by Heng Dong Wei Xin full power and authority to exercise all of his shareholders’ rights with respect to his interest in Startone.

Ms. Zhang Ming Jin executed an irrevocable power of attorney on October 25, 2005 granting Mr. Liu Bing Hai, or any other nominated employee of Heng Dong Wei Xin, full power and authority to exercise all of her shareholders’ rights with respect to her interest in Startone.

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

Puccini Network entered into a domain name license agreement with Wu Ji Network on November 19, 2003, granting a non- exclusive license to Wu Ji Network to use the tomkid.com.cn and ltwj.com domain names for an annual fee of RMB1,000 (US$121), without the right to sub-license.

The term of each of the above intellectual property agreements is 10 years and will be automatically extended for another year with consent from the respective grantor.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

See “Item 18 — Financial Statements.”

Item 9. The Offer and Listing

Market and Share Price Information

Our ADSs are listed and traded on Nasdaq under the symbol “TOMO.” Our ordinary shares are listed and traded on GEM under the stock code “8282.” The Nasdaq and GEM are the principal trading markets for our ADSs and ordinary shares, respectively, which are not listed on any other exchanges in or outside the United States. On March 31, 2006, the closing price of our ordinary shares on GEM was HK$2.375 per share, and on March 31, 2006 the closing price of our ADSs on Nasdaq was US$25.44 per ADS.

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on Nasdaq since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2004(1)	1.58	0.98	16.18	9.93
2005	2.15	1.1	22.24	11.06
Quarterly:
First Quarter, 2004(1)	1.39	1.08	12.17	11.49
Second Quarter, 2004	1.39	1.05	14.25	10.95
Third Quarter, 2004	1.38	0.98	14.51	9.93
Fourth Quarter, 2004	1.58	1.10	16.18	11.11
First Quarter, 2005	1.45	1.12	14.87	11.06
Second Quarter, 2005	1.27	1.1	13.2	11.2
Third Quarter, 2005	1.87	1.23	19.7	12.72
Fourth Quarter, 2005	2.15	1.6	22.24	17
First Quarter, 2006	2.45	1.91	25.44	19.61
Monthly
September 2005	1.87	1.4	12.18	10.41
October 2005	1.9	1.6	13.5	11.114
November 2005	2.15	1.7	22.24	17.54
December 2005	2.075	1.82	21.4	18.51
January 2006	2.45	1.91	23.83	20.57
February 2006	2.275	1.93	23.49	19.61
March 2006	2.40	1.92	25.4	19.96

(1)	Our ordinary shares commenced trading on GEM on March 11, 2004, at the opening price of HK$1.50 per share. Our ADSs commenced trading on Nasdaq on March 10, 2004, at the opening price of US$15.55 per ADS.

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

Our Company has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was September 25, 2001), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

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

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly these shares may be subject to estate duty on the death of the beneficial owner of these shares, depending on the date of death, regardless of the place of the owner’s residence, citizenship or domicile. The Revenue (Abolition of Estate Duty) Ordinance 2005 abolished estate duty in respect of deaths occurring on or after February 11, 2006 in Hong Kong. In respect of estates of persons who died between July 15, 2005 to February 11, 2006 (the transitional period), a nominal duty of HK$100 (approximately US$13) will be charged on estates with assessed values exceeding HK$7.5 million (around US$1.0 million). In respect of estates of persons who died prior to July 15, 2005 with assessed values exceeding HK$7.5 million, a progressive scale from 5% to 15% applies and the maximum rate of duty of 15% applies to estates with assessed values exceeding HK$10.5 million (around US$1.4 million).Estates with assessed values of HK$7.5 million or less are exempt from estate duty.

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

This sub-section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. You are a U.S. holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United

•	States persons are authorized to control all substantial decisions of the trust.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum15% tax rate. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007, generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the U.S. Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. We do however have revenues and costs denominated in Indian Rupees, Euros and other currencies. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars, Renminbi, Indian Rupees, Euros and other currencies. If the Renminbi appreciates against the U.S. Dollar, any new Renminbi-denominated investments or expenditures will be more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline. See “Item 3 — Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past two years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2%, 3.9% and 1.8%, in 2003, 2004 and 2005 respectively.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-112800) filed by us in connection with our initial public offering. The registration statement became effective on March 5, 2004.

The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$168 million. We used the net proceeds as follows:

Use of Proceeds	Amount (US$ ‘000)
Content and applications for wireless Internet services	3,541
Acquisition of other businesses	37,224
Investment in associated company	17,533
Working capital	5,626
Investment in available-for-sales securities	102,844
General corporate purposes	1,232

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

In the course of its audit of our 2005 financial statements, PricewaterhouseCoopers, our independent auditor, has identified several areas of our internal controls relating to financial reporting matters that require improvement. Our staff is working to make these improvements as soon as practicable. In addition, we are in the process of implementing changes to our internal controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which we will be required to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F, beginning with our Annual Report for the fiscal year ending December 31, 2006. Our board of directors and the audit committee have been advised of these requirements and are monitoring our program to make the required improvements.

Item 16.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2006 Annual General Meeting that PricewaterhouseCoopers be elected as our auditor for fiscal 2006.

Audit Fees

The aggregate fees billed in each of 2005 and 2004 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$940,000 and US$693,000 respectively.

Audit-Related Fees

The aggregate fees billed in 2005 and 2004 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$52,000 and US$332,040. No such fees were billed in 2003.

Tax Fees

We did not enter into any engagement in 2005 or 2004 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

All Other Fees

The aggregate fees billed in each of 2005 and 2004 for professional services rendered by our principal accountants other than the fees already reported in this item, were nil and nil.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly responsible for the appointment, compensation and oversight of the work of the independent auditors. Pursuant to the Audit Committee Charter adopted by the board of directors on February 12, 2004 and revised on June 29, 2005, the Committee has the authority and responsibility to appoint, retain and terminate our company’s independent auditors (subject, if applicable, to stockholder ratification), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors. The Audit Committee also may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18. Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

4.3(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.4(1)	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.5(1)	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.6(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

Exhibit Number	Description of Exhibit

4.7(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.8(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.9(1)	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

4.10(1)	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

4.11(1)	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

4.12(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.13(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.14(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.15(4)	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.16(1)	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

4.17(4)	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.18(4)	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.19(4)	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company and Du Ying Shuang (with schedule).

4.20(4)	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

4.21(1)	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.22(1)	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.23(1)	Form of Employment Agreement.

4.24(1)	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

4.25(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.26(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

Exhibit Number	Description of Exhibit

4.27(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.28(4)	Loan Agreement, dated September 23, 2004, between Advanced Internet Services Limited and Du Ying Shuang (with schedule).

4.29(4)	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

4.30(4)	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

4.31(4)	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.32(4)	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

4.33	Loan Agreement, dated January 19, 2005, as supplemented on January 19, 2005, between Lahiji Vale Limited and Wang Xiu Ling.

4.34	Loan Agreement, dated January 19, 2005, between Wang Xiu Ling and Wang Lei Lei.

4.35	Trust Deed, dated January 19, 2005, executed by Wang Xiu Ling.

4.36	Trust Deed, dated January 19, 2005, executed by Wang Lei Lei.

4.37	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.38	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.39	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.40	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limitedi, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.41	Supplemental Agreement, dated February 18, 2005, to the Share Purchase and Subscription Agreement dated December 17, 2004, among the Vendors (whose names are set out in the Supplemental Agreement), Indiagames Limited and Tom Online Games Limited.

4.42	Subscription and Shareholders Agreement, dated April 29, 2005, among Vishal Gondal, Prannath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Cisco Systems, Inc., Macromedia, Inc., TOM Online Games Limited and Indiagames Limited.

4.43	Loan Facility Letter, dated April 27, 2005, between Bank of China (Hong Kong) Limited and Tom Online Inc.

4.44	Charge Over Securities, dated April 28, 2005, between TOM Online Inc. and Bank of China (Hong Kong) Limited.

Exhibit Number	Description of Exhibit
4.45	Shareholders’ Deed, dated August 22, 2005, among Tom Online (BVI) Limited, Tom Online Inc., Skype Communications, SA., Skype Technologies, S.A. and Tel-Online Limited.

4.46	Co-Branding Agreement, dated August 22, 2005, among Skype Communications, SA., Skype Technologies, S.A., Tom Online (BVI) Limited, Tom Online Inc. and Tel-Online Limited.

4.47	Loan Agreement, dated January 16, 2006, between Wang Xiuling and Wang Leilei.

4.48	Exclusive Option Agreement, dated September 28, 2005, among Puccini International Limited, Ou Yang Zheng Yu and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.49	Loan Agreement, dated September 28, 2005, between Puccini International Limited and Ou Yang Zheng Yu.

4.50	Share Pledge Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd. and Ou Yang Zheng Yu.

4.51	Business Operation Agreement, dated September 28, 2005 among Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Ou Yang Zheng Yu.

4.52	Power of Attorney, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.53	Trust Deed, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.54	Declaration, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.55	Termination Agreement, dated September 28, 2005, among Puccini International Limited, Wang Lei Lei and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.56	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd and Wang Lei Lei.

4.57	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.58	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Wang Lei Lei.

4.59	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.60	Domain Name Transfer Agreement, dated October 8, 2005, between Beijing Lei Ting Wan Jun Network Technology Company Limited and Beijing Bai Jia International Electric Business Co. Ltd.

4.61	Share Transfer Agreement, dated October 25, 2005, between Pu Dong Wan and Zhang Ming Jin.

4.62	Exclusive Option Agreement, dated October 25, 2005, among Whole Win Investments Limited, Zhang Ming Jin and Startone (Beijing) Information Technology Company Limited.

4.63	Business Operations Agreement, dated October 25, 2005, among Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Zhang Ming Jin.

4.64	Share Pledge Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd and Zhang Ming Jin.

4.65	Loan Agreement, dated October 25, 2005, between Whole Win Investments Limited and Zhang Ming Jin.

Exhibit Number	Description of Exhibit
4.66	Power of Attorney, dated October 25, 2005, executed by Zhang Ming Jin.

4.67	Trust Deed, dated October 25, 2005, executed by Zhang Ming Jin.

4.68	Declaration of Equity Interest in Startone (Beijing) Information Technology Company Limited on behalf of Whole Win Investments Limited, dated October 25, 2005, executed by Zhang Ming Jin.

4.69	Termination Agreement, dated October 25, 2005, among Whole Win Investments Limited, Pu Dong Wan and Startone (Beijing) Information Technology Company Limited.

4.70	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd and Pu Dong Wan.

4.71	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.72	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Pu Dong Wan.

4.73	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.74	Loan Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiuling.

8.1	List of significant subsidiaries.

11.1(4)	Code of Business Conduct and Ethics.

11.2(4)	Code of Ethics for Senior Financial Officers

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of PricewaterhouseCoopers.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on March 29, 2005 and incorporated herein by reference thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TOM Online Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ (deficit)/equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of TOM Online Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong

April 28, 2006

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2004	2005
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		79,320	99,869
Short-term bank deposits		—	1,863
Accounts receivable, net	8	26,369	33,950
Restricted cash	9	—	300
Prepayments	10	4,116	6,053
Deposits and other receivables	11	2,343	2,503
Due from related parties	12	159	189
Inventories		113	53

Total current assets		112,420	144,780

Available-for-sale securities	13	116,471	38,519
Restricted securities	13	—	59,122
Investment under cost method	14	1,494	1,494
Long-term prepayments and deposits		240	132
Property and equipment, net	15	11,927	15,346
Deferred tax assets	25	348	521
Goodwill, net	16	158,494	184,678
Intangibles, net	17	1,707	1,415

Total assets		403,101	446,007

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	2,778	5,031
Other payables and accruals	19	10,834	16,002
Income tax payable		543	569
Deferred revenues		122	69
Consideration payables	20	133,613	16,615
Due to related parties	12	20,331	19,430

Total current liabilities		168,221	57,716

		December 31
	Note	2004	2005
		(in thousands of U.S. dollars)
Non-current liabilities:
Secured bank loan	21	—	56,099
Deferred tax liabilities	25	—	182

Total liabilities		168,221	113,997

Minority interests		456	2,900

		168,677	116,897

Commitments	30

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 3,896,200,000 and 4,224,532,105 shares issued and outstanding as at December 31, 2004 and 2005 respectively)	22	4,995	5,416
Paid-in capital		260,867	312,643
Statutory reserves	23(b)	9,452	11,396
Accumulated other comprehensive losses	13, 33	(670)	(3,187)
(Accumulated deficit)/Retained earnings		(40,220)	2,842

Total shareholders’ equity		234,424	329,110

Total liabilities, minority interests and shareholders’ equity		403,101	446,007

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Note	2003	2004	2005
		(in thousands of U.S. dollars)
Revenues:
Wireless Internet services		55,843	112,880	161,879
Advertising		5,845	7,583	9,210
Commercial enterprise solutions		13,825	2,189	1,025
Internet access		1,560	68	—

Total revenues	31	77,073	122,720	172,114

Cost of revenues:
Cost of services		(32,794)	(63,966)	(98,816)
Cost of goods sold		(11,291)	(791)	—

Total cost of revenues	31	(44,085)	(64,757)	(98,816)

Gross profit	31	32,988	57,963	73,298

Operating expenses:
Selling and marketing expenses		(2,772)	(7,695)	(7,718)
General and administrative expenses		(9,133)	(12,385)	(22,048)
Product development expenses		(689)	(886)	(1,528)
Amortization of intangibles	17	(629)	(5,614)	(975)
Provision for impairment of intangibles		—	(307)	—

Total operating expenses		(13,223)	(26,887)	(32,269)

Income from operations		19,765	31,076	41,029

Other (expenses)/income:
Net interest (expenses)/income		(320)	3,095	2,661
Exchange gain	33	—	—	1,132
Gain on disposal of available-for-sale securities		—	—	450
Loss on issuance of shares by a subsidiary	6(d)	—	—	(69)

Income before tax	35(b)	19,445	34,171	45,203
Income tax credit	25	254	41	24

Income after tax		19,699	34,212	45,227
Minority interests		(127)	(304)	(221)

Net income attributable to shareholders		19,572	33,908	45,006

		Year ended December 31,
	Note	2003	2004	2005
		(in thousands of U.S. dollars except for per share data)
Earnings per ordinary share - basic (cents):	26	0.70	0.94	1.10

Earnings per ordinary share - diluted (cents):	26	N/A	0.85	1.07

Earnings per American Depositary Share - basic (cents):	26	55.9	75.2	87.7

Earnings per American Depositary Share - diluted (cents):	26	N/A	68.4	85.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary share - basic	26	2,800,000,000	3,608,743,169	4,107,485,514
Ordinary share - diluted	26	2,800,000,000	3,967,558,949	4,217,527,395

American Depositary Share - basic		N/A	45,109,290	51,343,569
American Depositary Share - diluted		N/A	49,594,487	52,719,092

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	(Accumulated deficit)/ Retained earnings	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)
Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410

Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group (note 6)	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group (note 6)	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (**)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the carve-out of six non-core internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.
**	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for sale securities.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	19,572	33,908	45,006

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	629	5,614	975
Amortization of premium on debt securities	—	298	383
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Depreciation	3,016	4,544	6,977
Deferred income tax	(274)	(74)	18
Exchange gain, net	—	—	(1,132)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	394	—	—
Corporate expenses recharged by TOM Group	923	—	—
Loss on disposal of property and equipment	91	9	94
Gain on disposal of available-for-sale securities	—	—	(450)
Loss on issuance of shares by a subsidiary	—	—	69
Minority interests	127	304	221

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(8,337)	(10,443)	(5,764)
Prepayments	(913)	(2,892)	(1,144)
Deposits and other receivables	(568)	69	(368)
Due from related parties	226	(35)	(30)
Inventories	1,493	(84)	62
Long-term prepayments and deposits	(361)	63	(82)
Accounts payable	623	(1,085)	1,684
Other payables and accruals	2,148	2,499	5,140
Income tax payable	2	24	(409)
Deferred revenues	(1,320)	(374)	(54)
Due to related parties	711	346	(879)

Net cash provided by operating activities	19,669	33,759	51,008

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from investing activities:
Payments for purchase of property and equipment	(4,790)	(9,175)	(9,843)
Cash paid for short-term bank deposits	—	—	(1,878)
Cash paid for entrusted loan provided to a related party	—	—	(2,461)
Receipt from a related party for repayment of the entrusted loan	—	—	2,461
Payments for purchase of intangible assets	—	(1,663)	—
Payment for investment under cost method	—	(1,494)	—
Net cash acquired from/(used in) acquisition of subsidiaries	3,721	(14,884)	(99,937)
Cash disposed with spin-off	(1,689)	—	—
Payments for investment in available-for-sale securities	—	(118,883)	—
Receipt on disposal of available-for-sale securities	—	—	16,392

Net cash used in investing activities	(2,758)	(146,099)	(95,266)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	—	169,024	4,650
Payments for IPO shares issuing expenses	—	—	(803)
Repayment to related parties	(1,027)	—	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	—	3,985
Bank loan, net of handling charges	—	—	56,886
Partial repayment of bank loan	—	—	(901)

Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559
Cash and cash equivalents, beginning of year	6,752	22,636	79,320
Foreign currency translation	—	—	990

Cash and cash equivalents, end of year	22,636	79,320	99,869

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(22)	(9)	(208)
Interest received from bank deposit and available-for-sale securities	74	3,985	5,552

Non-cash activities:
Property and equipment transferred from TOM Group	—	7	—
Property and equipment transferred to subsidiaries of TOM Group	292	—	—
Contribution from shareholders	1,157	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	—	18,500	47,547
Outstanding payments for listing expenses	15,000	803	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

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

On February 24, 2005, the Company, through a subsidiary, acquired 76.29% equity interest of Indiagames Limited (“Indiagames”). On April 29, 2005, Cisco Inc. and Macromedia Inc. invested in Indiagames by subscribing new ordinary shares of Indiagames for a combined stake of 18.18% of the enlarged share capital, resulting in a dilution of the Company’s stake to 62.42% in Indiagames from that date. Indiagames publishes, develops and distributes wireless games content globally. The results of operations of Indiagames were included in these consolidated financial statements from February 24, 2005.

On August 22, 2005, the Company, through a subsidiary, entered into a joint venture with Skype Technology Limited (“Skype”) and formed Tel-Online Limited (“Tel-Online”). Tel-Online is currently developing a more customized localized version of its TOM-SKYPE instant messaging software for the Chinese market and is focusing on building a strong, large user base prior to launching premium services. The Company has determined that Tel-Online is a variable interest entity, and the Company is the primary beneficiary of Tel-Online and therefore consolidates the results of operations of the joint venture.

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), Color Ring-Back Tones (“CRBT”) and Interactive Voice Response (“IVR”) services, online advertising and a free online, PC-to-PC Instant Messaging Service (“TOM-SKYPE”) in China. The Group also provides other wireless internet services (“Mobile Games”) in China, India and elsewhere.

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Details of the Group’s principal subsidiaries and variable interest entities as at December 31, 2005 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Beijing Super Channel Network Limited	China, Limited Liability Company	Development of software information system, computer network and website products in China	Registered capital US$13,000,000	100%

Beijing Lahiji Technology Development Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$140,000	100%

Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”)	China, Limited Liability Company	Provision of internet content services and telecom value-added services in China	Registered capital RMB100,000,000	100%

Puccini International Limited	Cayman Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, Limited Liability Company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji Network Technology Limited (“Wu Ji Network”)	China, Limited Liability Company	Provision of IVR services in China	Registered capital RMB10,000,000	100%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Treasure Base Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	100 ordinary shares of US$1 each	100%

Ceng Dong Yi (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Beijing LingXun Interactive Science Technology and Development Company Limited (“LingXun”)	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Whole Win Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Heng Dong Wei Xin (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Startone (Beijing) Information Technology Company Limited (“Startone”)	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Beijing GreaTom United Technology Company Limited (“GreaTom”)	China, Limited Liability Company	Development of operating platform for broadband internet value-added services in China	Registered capital RMB25,000,000	90%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”)	China, Limited Liability Company	Operates 163.net and e-mails service provider in China	Registered capital RMB23,000,000	100%

Indiagames Limited (“Indiagames”)	India, Limited Liability Company	Developer, publisher and distributor of mobile games content globally	619,756 ordinary shares of RS.10 each	62.42%

Tel-Online Limited (“Tel-Online”)	Cayman Islands, Limited Liability Company	Create, market and distribute TOM-SKYPE, a customized version of the Skype software in China and develop and maintain a TOM-SKYPE website	100 ordinary shares of US$1 each	51%

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2005, which in the opinion of the directors of the Company principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Certain comparative figures have been reclassified to conform to the current year presentation.

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

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are responsible for operating the Group’s website and have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Registered Shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are required under their contractual arrangements with the Group to transfer their interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$6,886,000, US$7,968,000 and US$19,093,000 as of December 31, 2003, 2004 and 2005, respectively, to the Registered Shareholders to finance their investments. The direct equity interest in these five entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these five entities to the Group.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. The Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

5.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities.

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

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of a subsidiary acquired and a new variable interest entity set up during the year are included in the consolidated statements of operations from the effective date of acquisition.

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

(c)	Short-term bank deposits

Short-term bank deposits represents 12 months certificate of deposits with Indian banking institutions, bearing interest rates between 5.0% and 6.30%.

(d)	Accounts receivable, net

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

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(e)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(f)	Available-for-sale securities and Restricted securities

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

When determining whether a decline in value of an available-for sale security is other-than temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility.

(g)	Property and equipment, net

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

Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that property and equipment have no significant residual value. The estimated useful lives are as follows:

Computer hardware and software	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(g)	Property and equipment, net (continued)

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

(h)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In 2004, goodwill impairment test was carried out at the reporting unit level. The major reporting units identified were our wireless internet services businesses, Puccini, acquired in 2003 and Treasure Base and Whole Win, acquired in 2004, which had not been fully integrated in our main China operations in 2004. For our 2005 impairment tests, the whole of the Group’s wireless internet services business in China was taken as the reporting unit, as a result of successful completion of operational and managerial integration and the focus of our chief operating decision maker on the wireless internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, core technology, developed technology, completed technology, subscriber list, trademarks, brand names, customer bases, non-competition agreements and operating licenses arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangibles are amortized over their estimated useful lives of three months to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net undiscounted cash flows resulting from its use. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net undiscounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flows analysis.

(j)	Impairment of long-lived assets

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

(k)	Revenue recognition

The Group derives revenues from provision of wireless internet services, advertising and commercial enterprise solutions. Revenues derived from internet access were last recognized in the first quarter of 2004. The Group recognizes its revenues net of related business taxes and value-added taxes.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Wireless internet services

Wireless internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless internet services revenues are derived from mobile games provided by our Indiagames subsidiary.

Wireless internet services are billed on a per message, or per download or on monthly subscription basis.

In China, these services are delivered to the Group’s customers through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain portal content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the users and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not the mobile phone users.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Advertising

In 2005, as well as 2004, the Group derives its advertising services revenues from placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. The Group engaged in very few advertising barter transactions in 2003, 2004 and 2005 and no revenues or costs were recorded.

In 2003 and earlier, offline advertising revenues were related to services provided under advertising contracts that were for a fixed period of time, generally less than one year. Revenues were recognized over the period the advertisement was displayed, provided no significant obligations remained. No offline advertising revenue was recognized after September 26, 2003, when offline advertising business was carved out from the Group upon the Reorganization.

Commercial enterprise solutions and others

The Group recognizes commercial enterprise solutions and others revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients.

In 2005, our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the internet-related computer hardware and software needs of our clients. A minor portion of revenues is derived from the provision of other services such as e-commerce and fee-based email.

Prior to 2005, commercial enterprise solutions and others revenue was principally derived from provision of integrated enterprise solutions and resale of computer equipment. Integrated enterprise solutions included design and implementation of pricing and management systems and purchasing and installation of computer hardware and software. The contracts were accounted for as one unit of accounting as the criteria for separation were not met, and revenue for billed amounts was recognized when customer’s acceptance was obtained provided that no significant obligations remained. For amounts billed after acceptance, revenue was recognized upon cash receipt due to uncertainty of collectibility.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Internet access

Internet access services had been phased out completely and no revenues were derived or recognized in 2005. The last revenues were recognized during the first quarter of 2004 after the Group stopped selling internet access cards since the fourth quarter of 2002. Internet access revenues were derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sold cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards were sold separately, revenue was recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards were sold together, the Group recognized revenue to the extent of costs incurred from the service providers during that period and the remaining revenue was recognized upon expiration of the cards.

(l)	Cost of revenues

Costs of services

Costs of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators in China, costs of direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, internet access fees, channel alliance fees, handset manufacturers alliance fees, royalty payments, content fees, depreciation, portal content production, wireless internet services and games development staff costs, website and platform maintenance costs and other production costs.

Cost of goods sold

Costs of good sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

(m)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes, if criteria under SOP 98-1 are met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expenses as incurred. We have not capitalized any product development expense as the criteria for capitalization are not met.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(n)	Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure”, the Group has chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common share on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period. Pro forma disclosure required under SFAS No. 123 “Accounting for Share-Based Compensation” (“SFAS No. 123”) is disclosed in note 29(f).

(o)	Income taxes

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

(p)	Contribution Plan and Statutory Reserves

China Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is also required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Contribution Plan and Statutory Reserves (continued)

India Employee Benefits Schemes

Gratuity Plan: In accordance with Indian law, Indiagames provides for a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and completion of at least 5 years of employment with Indiagames. Indiagames provides for the gratuity benefit through actuarially determined valuations and the unfunded accumulated benefit obligation is recognized. No funds are set aside for payment of the gratuity accrual up to December 31, 2005.

Provident Fund: In accordance with Indian Law, all employees in India are entitled to receive benefits under the Employees Provident Fund Act, 1952, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the employee’s basic salary. Indiagames has no further obligations under the plan beyond the monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to income in the period in which they are incurred.

China Statutory Reserves

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

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(q)	Advertising expenses

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$2,013,000, US$5,778,000 and US$5,793,000 during the years ended December 31, 2003, 2004 and 2005.

(r)	Minority interests

Minority interests represent the proportionate equity interests of minority shareholders in the Group’s consolidated entities which are not wholly-owned. As at December 31, 2005, minority shareholders respectively held 49%, 37.58% and 10% interests in Tel-Online, Indiagames and Greatom.

(s)	Earnings per ordinary share (“EPS”) and per American Depository Share (“ADS”)

Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasure stock method) and contingently issuable shares in relation to business acquisition.

Earnings per ADS are computed by multiplying the EPS by 80, which is the number of ordinary shares represented by each ADS.

(t)	Translation of foreign currencies

The functional currency of the Group excluding indiagames, one of our subsidiaries, is Renminbi (“RMB”). The functional currency of Indiagames is the Indian Rupee (“RS”).

Transactions of the Group excluding Indiagames denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities of the Group excluding Indiagames denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Exchange differences are included in the statements of operations.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(t)	Translation of foreign currencies (continued)

Transactions of Indigames denominated in currencies other than RS are translated into RS at the exchange rate quoted by the State Bank of India prevailing on the date of transactions. Monetary assets and liabilities of Indigames denominated in currencies other than RS are translated into RS using the applicable exchange rates quoted by the State Bank of India at the balance sheet date. Exchange differences are included in the statement of operations of Indiagames.

For consolidation purpose, the financial statements of Indiagames are translated into RMB, using exchange rates quoted by the PBOC at the balance sheet date for assets and liabilities and average exchange rates during the reporting year for the statements of operations. Translation adjustments are reflected as accumulated other comprehensive losses in the shareholders’ equity.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates quoted by the PBOC at the balance sheet dates for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive losses in the shareholders’ equity.

(u)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in three principal business segments in 2005, namely wireless internet services, online advertising and commercial enterprise solutions and others.

(v)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive losses of the Group represent the cumulative foreign currency translation adjustment and unrealized losses on investments in available-for-sale securities.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

In December 2004, SFAS 123 “Share-Based Payment,” or SFAS 123R, was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers. Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154) which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and are required to be adopted by the Company in the first quarter of fiscal year 2006. The Company considers that the adoption of SFAS 154 will not have material impact on its consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

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

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	4,129
Other current assets	273
Property and equipment, net	416
Other non-current assets	41
Intangibles	5,040
Goodwill	125,412
Liabilities assumed	(2,551)

132,760

Professional costs	(666)
Initial consideration paid by shares	(18,500)
Earn-out consideration paid by shares in 2005	(47,547)
Earn-out consideration paid by cash in 2005	(66,047)

(132,760)

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Puccini Group (continued)

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

The payment of the consideration to Cranwood was structured such that half of the total consideration was to be paid in cash and the remaining balance was to be satisfied by the issue of the Company’s shares. Accordingly, in April 2005, the Company paid off the earn-out consideration for the acquisition of Puccini Group, totaling US$113,594,000. The cash portion of the earn-out amounted to US$66,047,000 while the new shares in the Company, issued and allotted to Cranwood, totaled 304,155,503 ordinary shares with a total value of US$47,547,000.

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

The purchase consideration comprised of the following:

•	an initial consideration, amounts to US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration, amounts to US$16,615,000, that is equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit.

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group (continued)

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Goodwill	43,462
Current liabilities	(1,700)

49,908

Professional costs	(259)
Initial consideration paid in 2004	(18,077)
Initial consideration paid in 2005	(14,957)
Earn-out consideration payable in 2006	(16,615)

(49,908)

The excess of the acquisition cost (comprising the consideration and the professional cost) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A prepayment to the initial consideration amounting to US$18,077,000 was made in 2004, and in May 2005, the Company paid US$14,957,000 cash to satisfy the remaining balance of the initial consideration.

Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration was considered contingent consideration and was not reflected in the consolidated financial statements of the Group as at December 31, 2004. As at December 31, 2005, the 2005 audited combined after-tax profit of Treasure Base has been ascertained and accordingly, the Company expects to make a cash payment of US$16,615,000 during the first half of 2006, to settle the earn-out consideration. The amounts of consideration payable and additional goodwill related to Treasure Base have been reflected in our 2005 consolidated financial statements.

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group from Key Result Holdings Limited (“Key Result”), for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December, 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helps the Group to grow its WAP business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Startone have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2004.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	107
Other current assets	936
Property and equipment, net	30
Intangibles	221
Goodwill	6,021
Current liabilities	(26)

7,289

Professional costs	(58)
Initial consideration paid in 2004	(2,169)
Earn-out consideration paid in 2005	(5,062)

(7,289)

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group (continued)

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

The earn-out consideration payable amounted to US$5,062,000 as at December 31, 2004, and in May 2005, the Company made the final cash payment to Key Result.

(d)	Acquisition of Indiagames Limited

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration (of which US$300,000 represent tax warranties given by the founder of Indiagames, are currently held in escrow and accounted for as restricted cash in the consolidated balance sheets). Pursuant to the Sales and Subscription Agreement, the Company was due to subscribe for new shares of Indiagames for US$4,000,000 which would have increased its ownership interest to 80.6%. Indiagames is a limited liability company incorporated in India in February, 2000, and is principally engaged in the publication, development and distribution of mobile games globally. The acquisition of Indiagames helps the Company to grow its wireless games content services business in India and overseas market.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of Indiagames, to the extent of our ownership interest, have been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

6.	BUSINESS COMBINATIONS (continued)

(d)	Acquisition of Indiagames Limited (continued)

The allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	313
Other current assets	2,989
Property and equipments	90
Intangible assets	772
Goodwill	11,695
Current liabilities	(1,313)
Minority interests	(493)

14,053

Professional costs	(321)
Cash paid, excluding cash under escrow	(13,432)
Cash paid, held under escrow	(300)

(14,053)

The excess of the acquisition cost (comprising purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed amounting to US$11,695,000 was recorded as goodwill. Identifiable intangible assets amounting to US$772,000, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives.

On April 29, 2005, the Company announced the participation of Cisco Systems Inc. (“Cisco”) and Macromedia Inc. (“Macromedia”) in the financing of Indiagames under a Subscription and Shareholders Agreement. Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription for newly issued shares. The Company’s ownership interest in Indiagames was diluted to 62.42% from that date, resulted in an overall loss of US$69,000 after reducing goodwill and intangible assets related to Indiagames in our consolidated balance sheets by US$2,126,000 and US$110,000, respectively. As part of the agreement for Cisco and Macromedia to invest in Indiagames, the Company was released from its commitment to subscribe for new shares of Indiagames as stated in the original Sales and Subscription Agreement.

6.	BUSINESS COMBINATIONS (continued)

(e)	Unaudited pro forma consolidated financial information

Disclosure for the year ended December 31, 2004

The following unaudited pro forma consolidated financial information for the years ended December 31, 2003 and 2004, as presented below, reflects the results of operations of the Company assuming the acquisitions of Treasure Base Group and Whole Win Group occurred on January 1, 2003 and 2004 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2003 and 2004 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2003	2004
	(unaudited and in thousands of U.S. dollars)
Revenues	86,344	133,210
Operating income	22,896	36,453
Net income attributable to shareholders	22,583	39,286
Earnings per ordinary share - basic (cents)	0.81	1.09
Earnings per ordinary share - diluted (cents)	N/A	0.99
Earnings per ADS - basic (cents)	64.5	87.1
Earnings per ADS - diluted (cents)	N/A	79.2

6.	BUSINESS COMBINATIONS (continued)

(e)	Unaudited pro forma consolidated financial information (continued)

Disclosure for the year ended December 31, 2005

The following unaudited pro forma consolidated financial information for the year ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisitions of Indiagames occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
	(unaudited and in thousands of U.S. dollars)
Revenues	125,924	173,009
Operating income	32,051	41,256
Net income attributable to shareholders	34,245	45,069
Earnings per ordinary share - basic (cents)	0.95	1.10
Earnings per ordinary share - diluted (cents)	0.86	1.07
Earnings per ADS - basic (cents)	75.9	87.8
Earnings per ADS - diluted (cents)	69.1	85.5

7.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the years ended December 31, 2004 and 2005.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless internet services revenues of the Group for the years ended December 31, 2004 and 2005 are derived from co-operative arrangements with China Mobile and China Unicom (the “Chinese mobile telecommunication operators”). The Chinese mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the Chinese mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless internet services business might be adversely affected.

Revenues earned from customers through the Chinese mobile telecommunication operators for the years ended December 31, 2004 and 2005 were US$111,900,000, representing 91% of total revenue of the Group, and US$157,719,000, representing 91.6% of total revenue of the Group, respectively.

Amounts due from the Chinese mobile telecommunication operators as of December 31, 2004 and 2005, were US$21,990,000, representing 83% of net accounts receivable, and US$27,284,000, representing 80% of net accounts receivable, respectively.

A small portion of wireless internet services revenues are derived from co-operative arrangements with a number of foreign mobile telecommunication operators, distributing mobile games from our Indiagames subsidiary. We did not have mobile games services revenues in the year 2004.

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

(e)	Other markets macro-economic and regulatory risks and uncertainties

The Group operates its mobile games subsidiary, Indiagames, in India and Indiagames is subject to certain macro-economic and regulatory risks and uncertainties in that country. These uncertainties extend to the ability of the Group to operate its mobile games publishing, development and distribution business in India. Although one of the driving forces of the Indian economy is their strength in information technology, uncertainty remains, but not limited to, as to the regulatory, competitiveness and labor factors. On a global scale, excluding China and India, the Group may be subject to restrictions that could result in severe limits to Indiagames’ ability to conduct mobile games business in its chosen markets.

(f)	Other risks

Majority of the Group’s sales, purchases and expenses transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Our Indian subsidiary, Indiagames, generates a significant portion of its revenues from international sales in US$ and EURO, with the remaining local sales denominated in the local currency, the RS. In addition, most of its licensing and royalties expenses are to the account of foreign providers. To minimize foreign exchange exposure risk, Indiagames has foreign currency bank accounts in each of the said currencies.

7.	CONCENTRATION AND RISKS (continued)

(f)	Other risks (continued)

On July 21, 2005, the PBOC announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. To the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) with movement of the RMB exchange rates against the US$ and no material fluctuation in the exchange rate between the US$ and RMB. On December 31, 2005, the exchange rate stood at roughly RMB8.07 per US$.

The Group’s policy is for each operating entity to borrow in the local currency, where possible, in order to minimize currency risk.

8.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Accounts receivable, gross	29,533	37,883
Provision for doubtful accounts receivable	(3,164)	(3,933)

Accounts receivable, net	26,369	33,950

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	10,302	14,229
31-60 days	5,893	7,323
61-90 days	5,091	5,122
Over 90 days	5,083	7,276

Accounts receivable, net	26,369	33,950

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless internet services revenues are collected from the mobile telecommunication operators in arrears.

8.	ACCOUNTS RECEIVABLE, NET (continued)

Movement of allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005 are as below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Balance at January 1	(2,420)	(3,164)
Charged to expenses	(761)	(691)
Write-off of receivable balances and corresponding provisions	17	5
Exchange adjustment	—	(83)

Balance at December 31	(3,164)	(3,933)

9.	RESTRICTED CASH

Restricted cash of US$300,000 represents money held in escrow pursuant to tax warranties provided by the founder of Indiagames Limited. The tax warranties are effective for a period of 2 years starting from the share subscription closing date of April 29, 2005. As at December 31, 2005, the restricted cash is classified as a current assets of the Company in the consolidated balance sheets.

10.	PREPAYMENTS

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Prepayment for content	2,165	3,191
Portal facility prepayment	181	253
Fixed asset purchase prepayment	262	113
Tax prepayment	439	424
Prepaid marketing expense	183	1,456
Others	886	616

Total	4,116	6,053

11.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Rental deposits	277	581
Advances to staff	572	74
Interest receivable	1,348	1,627
Others	146	221

Total	2,343	2,503

12.	DUE FROM/TO RELATED PARTIES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Due from:
Fellow subsidiaries	155	153
Related companies	4	36

Total	159	189

Due to:
Parent company	19,456	19,281
Fellow subsidiaries	874	63
Related companies	1	86

Total	20,331	19,430

The balances due from fellow subsidiaries and related companies are unsecured, non-interest bearing and have no fixed terms of repayment.

On September 2, 2005, the Company through its variable interest entity, Beijing Lei Ting made a secured loan (by way of an entrusted loan) in the sum of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest). The loan bore interest at 7% per annum and had a maturity date of September 1, 2006. On December 31, 2005, the Company collected the loaned sum plus net interest approximating US$54,000.

12.	DUE FROM/TO RELATED PARTIES (continued)

The balance due to our parent company is unsecured and is repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong Interbank Offered Rates since January 1, 2004. Prior to January 1, 2004, the balance due to parent company was unsecured and non-interest bearing. However, estimated imputed interest charges on the balance due to parent company were calculated using the weighted average interest rate of 2.28% and 1.59% for the years ended December 31, 2002 and 2003 respectively and were capitalized as paid-in capital.

During the year ended December 31, 2003, 2004 and 2005, interest charges on the balance due to our parent company amounted to US$394,000, US$428,000 and US$939,000 respectively.

13.	AVAILABLE-FOR-SALE AND RESTRICTED SECURITIES

In April 2004, the Company purchased a portfolio of marketable debt securities for a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum (Upon disposal of certain securities as mentioned below, the maturity date ranges from March 2008 to August 2009, and the coupon interest rate ranges from 2.25% per annum to 5.375% per annum). The Company’s investment in marketable debt securities is classified as available-for-sale securities.

On April 22, 2005, the Company sold certain available-for-sale securities and received the proceeds totaling US$16,392,000 on the same date. Gains on disposal amounted to US$450,000. Also, during the same month, the Company pledged and set aside certain securities with a face value of US$60,000,000 (the “restricted securities”) as collateral for a 4-year bank loan facility. As at December 31, 2005, the restricted securities had a market value of US$59,122,000. Details of the bank loan are presented in note 21.

The aggregate fair value of the available-for-sale and restricted securities was US$97,641,000 as of December 31, 2005. For the year ended December 31, 2005, the Company recorded US$2,903,000 of unrealized losses on its available-for-sale and restricted securities in other comprehensive losses and US$3,622,000 of interest income in the consolidated statements of operations.

14.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Sichuan Greatwall”) for a consideration of US$1,494,000. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2005, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

15.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Computer hardware and software	23,463	30,844
Furniture and office equipment	784	1,133
Motor vehicles	279	284
Leasehold improvements	1,589	2,296

	26,115	34,557
Less: Accumulated depreciation	(11,725)	(16,748)
Less: Provision for impairment(#)	(2,463)	(2,463)

Net book value	11,927	15,346

#	For the year ended December 31, 2001, we recognized impairment charges of US$2,960,000 mainly to write off certain computer hardware and software equipment owned by Shenzhen Freenet due to the overall decline in industry growth rates and negative industry and economic trends. In 2003, the provision balance decreased to US$2,463,000 due to the disposal of certain equipment.

During the years ended December 31, 2003, 2004 and 2005, the depreciation charges of the Group amounted to US$3,016,000, US$4,544,000 and US$6,977,000, respectively.

16.	GOODWILL, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Cost:
Beginning of year	43,576	201,856
Goodwill arising from acquisitions(*)	158,280	26,184

End of year	201,856	228,040

Accumulated amortization and provision for impairment:
Beginning of the year	43,362	43,362

End of year	43,362	43,362

Net book value:
End of year	158,494	184,678

Beginning of year	214	158,494

*	Goodwill arising from acquisitions totaling US$158,280,000 during the year ended December 31, 2004 includes US$125,412,000 in connection with Puccini, US$26,847,000 in connection with Treasure Base, and US$6,021,000 in connection with Whole Win.

On February 24, 2005, date of the acquisition of Indiagames, we recorded goodwill of US$11,695,000. On April 29, 2005, goodwill related to Indiagames was adjusted downward by US$2,126,000 as a result of the dilution of our interest in Indiagames, following the investment by Cisco and Macromedia in our Indian subsidiary. Accordingly, in 2005, goodwill increased by US$9,569,000 which arose from the acquisition of Indiagames and US$16,615,000 which arose from the accrual of the earn-out consideration for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

For the year end December 31, 2005, management determined that there was no impairment of goodwill based on valuations performed by an independent valuer on the Company’s wireless internet business in China and separately for Indiagames. The book value of goodwill of wireless internet business in China and Indiagames are US$175,109,000 and US$9,569,000 separately as at the December 31, 2005. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted Cash Flows).

17.	INTANGIBLES, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Domain names	660	660
Trademark	263	263
Customer base	692	471
Backlog	28	28
Software	1,376	1,403
Licenses	1,044	1,053
Completed technology	—	356
Core technology	—	215

	4,063	4,449
Less: Accumulated amortization	(762)	(1,440)
Less: Provision for impairment*	(1,594)	(1,594)

Net book value	1,707	1,415

*	Based on the assessment for the year ended December 31, 2004, the Group recorded a provision for impairment on the remaining carrying value of US$307,000 of certain identifiable intangibles associated with the license right of Karma Online, an online game which was promoted in the China market in 2004. The above provision for impairment was recorded as Karma Online did not succeed in its commercial launch in China.

During the year ended December 31, 2003, 2004 and 2005, the amortization expenses of the Group amounted to US$629,000, US$5,614,000 and US$975,000, respectively.

During the year ended December 31, 2004 and 2005, the company wrote off its intangible assets totalling US$5,750,000 and US$221,000 respectively on partnership contract, customer base, licences and non-compete agreement, together with the corresponding accumulated amortization of the same amount as such intangible assets were fully amortized.

18.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	901	2,609
31-60 days	138	399
61-90 days	270	323
Over 90 days	1,469	1,700

Total accounts payable	2,778	5,031

19.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	721	2,559
Advertising expenses payable	836	811
Rental and other lease charges accruals	161	5
Internet access charges and other direct costs accruals	2,494	5,419
Business tax and other levies payable	2,678	3,180
Advances received from customers	1,106	1,709
Listing expense accruals	803	—
Professional fees on acquisitions	358	272
Interest on bank loan	—	446
Others	1,677	1,601

Total	10,834	16,002

20.	CONSIDERATION PAYABLES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Acquisition of Puccini Group	113,594	—
Acquisition of Treasure Base Group	14,957	16,615
Acquisition of Whole Win Group	5,062	—

Total	133,613	16,615

During the second quarter of 2005, the Company has made the payments of the outstanding consideration payables totaling US$133,613,000 in connection with the acquisitions of Puccini Group, Treasure Base Group and Whole Win Group. As at December 31, 2005, the Company has a balance of US$16,615,000 of consideration payable in relation to the cash earn-out due for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

21.	BANK LOAN

In April 2005, the Group had pledged certain available-for-sale securities with a total face value of US$60,000,000 to secure a bank loan facility, totaling US$57,000,000 and bearing interest at 0.23% per annum over the London Inter-Bank Offered Rate (“LIBOR”). On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, which, after handling charges, aggregated to US$56,886,000, to fund the payment of business acquisitions. Pursuant to the loan covenants, if the aggregate principal amount of the outstanding loan exceeds 95% of the lower of the market value or face value of the secured securities, or if any of the securities has been downgraded, the Company shall prepay part of the loan or provide additional securities. As at December 31, 2005, the balance of the bank loan amounted to US$56,099,000. The balance of the bank loan will be repaid on or before April 28, 2009.

22.	SHARE CAPITAL

Company - Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2004 and 2005	10,000,000,000	12,821

Company - Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2004	3,896,200,000	4,995
Issuance of shares to Cranwood as part of earn-out consideration for acquisition of Puccini Group	304,155,503	390
Issuance of shares on exercise of employee share options	24,176,602	31

As at December 31, 2005	4,224,532,105	5,416

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

In March 2004, the Company issued 1,000,000,000 ordinary shares under the Global Offering, split into 800,000,000 shares under the international offering and U.S. offering and 200,000,000 shares under the Hong Kong Offering. In addition to the ordinary shares issued under the global offering, 96,200,000 ordinary shares, worth US$18,500,000, were issued at the initial public offering price, held in escrow and allotted to Cranwood by the Company to satisfy part of the initial consideration for the acquisition of Puccini Group. These ordinary shares have a par value of US$0.001282 or HK$0.01 each and the initial public offering price was US$0.19 or HK$1.50 per offer share.

22.	SHARE CAPITAL (continued)

On April 25, 2005, Cranwood was issued and allotted 304,155,503 ordinary shares in the Company, worth US$47,547,000, which represent the balance settled in shares of half the total purchase consideration for the acquisition of Puccini Group of US$132,094,000.

During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

23.	CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

The total provision for such employee benefits was US$527,000, US$1,121,000 and US$2,086,000 for the years ended December 31, 2003, 2004 and 2005, respectively. For the years ended December 31, 2003, 2004 and 2005, contributions to the plans out of the amounts accrued for medical and pension benefits amounted to US$515,000, US$1,045,000 and US$1,881,000 respectively.

(b)	China Statutory Reserves

During the year ended December 31, 2003, there was no profit appropriation to statutory reserve funds.

During the year ended December 31, 2004, one legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local regulations.

During the year ended December 31, 2005, six legal entities totally appropriated US$1,354,000 and US$590,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP.

(c)	India Employee Benefits Schemes

Gratuity Plan: For the purpose of consolidation for the year ended December 31, 2005, the Company recognized the portion of expenses and net liability from February 24, 2005, the date we acquired Indiagames, and this amounted to US$4,000. Estimated contributions for the year 2006 based on actuarial valuation is US$5,000.

Provident Fund: Provident Fund contributions from February 24, 2005, included in our consolidated statements of operations for the year ended December 31, 2005 amounted to US$56,000. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to our consolidated statements of operations in the period in which they are incurred.

24.	RELATED PARTY TRANSACTIONS

		Year ended December 31,
		2003	2004	2005
	Note	(in thousands of U.S. dollars)
Advertising, commercial enterprise solutions and wireless Internet services revenues earned from:	(a)
- subsidiaries of TOM Group	(b)	132	51	—
- minority shareholders of a subsidiary		510	—	—
- related companies of minority shareholders of a subsidiary		1,972	—	—
- a related company of a shareholder of TOM Group		—	—	15

Office rental expenses charged by:
- a related company of a shareholder of TOM Group	(c)	732	1,487	1,378

Commercial enterprise solutions and Internet access expenses charged by:	(d)
- subsidiaries of TOM Group		—	82	240
- minority shareholders of a subsidiary		85	—	—
- a subsidiary of a shareholder of TOM Group		—	—	61

Property and equipment transferred to subsidiaries of TOM Group	(e)	292	—	—

Recharge to TOM Group and its subsidiaries of operating expenses incurred on their behalf		1,686	365	255

Entrusted loan to an associate of TOM Group which has been collected before year end	(f)	—	—	2,461

Interest income from an associate of TOM Group	(f)	—	—	54

Interest expenses charged by TOM Group	(g)	394	428	939

Corporate expenses recharged by TOM Group or its subsidiaries	(h)	923	805	832

Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM Group	(i)	109	—	—

Cooperation services fee with a fellow subsidiary	(j)	73	—	—

Operating expenses recharged from a related company of the Group	(k)	—	—	89

24.	RELATED PARTY TRANSACTIONS (continued)

(a)	As of December 31, 2003, 2004 and 2005, balances due from these related companies in respect of advertising, commercial enterprise solutions and wireless internet services amounted to US$698,000, US$705,000 and nil respectively.

(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM Group International Limited (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. During the year ended December 31, 2005, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned wireless internet service revenue from a related company of a shareholder of TOM Group amounting to US$15,000.

(c)	The office premises were leased to the Group at market rates. The term of three of the lease agreements is for three years commencing June 15, 2003 and one lease agreement is from January 1, 2004 to August 14, 2006.

(d)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group. This agreement will be effective until December 31, 2006. During the year ended December 31, 2005, the Group recorded such Media Services fee equal to US$240,000. As of December 31, 2003, 2004 and 2005, balances due to these related companies in respect of Media Services, commercial enterprise solutions and internet access charges amounted to Nil, US$23,000 and US$240,000 respectively.

(e)	Property and equipment were transferred to certain subsidiaries of TOM Group at their net book values. As of December 31, 2005, balance due from these related companies in respect of the transfer of property and equipment was Nil.

(f)	The Group provided an entrusted loan of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest) on September 2, 2005. The principal amount plus interest income amounting to US$54,000 was repaid to the Group at the end of December 2005.

24.	RELATED PARTY TRANSACTIONS (continued)

(g)	The amount for the year ended December 31, 2003 represented estimated imputed loan interests charge on advances from TOM Group and its subsidiaries to the Group. Respective interest expenses have been capitalized as paid-in capital for the years ended December 31, 2003. On September 21, 2003, the Group entered into loan agreements with the TOM Group, under which the TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans are interest bearing at the market rate of 1.65% per annum over the Hong Kong Interbank Offered Rates. These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The company repaid interest expenses of US$1,276,000 to TOM Group during the year 2005. The loan interest for the year 2005 amounted to US$939,000 and the interest payable balance due at December 31, 2005 amounted to US$91,000.

(h)	For the period from January 1, 2003 to September 26, 2003, the date when the Reorganization was completed, certain corporate expenses were recharged by TOM Group to the Group. The consolidated financial statements included allocations of certain TOM Group corporate employee compensation costs, general, administrative and other expenses. For those expenses for which a specific identification method was not practicable, the allocation was primarily based on the percentage of the Group’s total assets to those of TOM Group. The Group believes that this allocation methodology is reasonable. As part of the Reorganization, the Company and TOM Group entered into an administrative services agreement on September 26, 2003, which became effective from the Company’s Listing Date, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology supporting services and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis and in any event, the parties agree that the fee payable will not be more than HK$5,000,000 (US$641,026) on an annual basis. The company repaid administrative service fee of US$1,430,000 to TOM Group during the year 2005. For the year ended December 31, 2005, the Group recorded such administrative service fee equal to US$641,026. In addition, the Group recorded miscellaneous expenses to be reimbursed to the TOM Group amounting to US$190,000 for the year ended December 31, 2005.

(i)	During the year ended December 31, 2003 the Group entered into two agreements with a third-party advertising company for promotional services from January 11, 2003 to June 30. 2003. Subsequent to the signing of these agreements, the Group entered another agreement with the advertising company and this related company, whereby this related company agreed to bear all the risk and rewards of ownership associated with the two previously signed advertising agreements.

24.	RELATED PARTY TRANSACTIONS (continued)

(j)	Beijing Lei Ting signed a cooperation agreement with Shanghai Maya Online Broadband Network Company Limited (“Shanghai Maya”), which is 50% owned by our parent company, whereby Shanghai Maya permitted the Group to use certain content from its database, and in return, the Group agreed to pay a fixed fee of US$73,000 plus a 50% share on the net profit in respect of wireless value-added services then generated from such provision of contents. Management considers that this transaction is non-recurring in nature and the balance is nil as of December 31, 2005.

(k)	ChinaCare (Hong Kong) Limited, which is controlled by a principal shareholder of the Company, paid approximately US$89,000 to two of its staff on behalf of the Company for their consulting services to the Company in 2005. Management considers that this transaction is non-recurring in nature and the remuneration is calculated based on normal commercial terms. The amount has been fully reimbursed by the Company in January 2006.

(l)	The Group had extended loans of US$6,886,000, US$7,968,000 and US$19,093,000 as of December 31, 2003, 2004 and 2005, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities.

25.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2003, 2004 and 2005.

25.	INCOME TAXES (continued)

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2003	2004	2005
EIT statutory rate	33%	33%	33%

Permanent book-tax differences:
- Staff costs and welfare	4%	2%	2%
- Administrative expenses	2%	3%	5%
- Advertising expenses	2%	—	—
- Interest expense	1%	—	2%
- Provision for impairment and amortization of goodwill and other intangibles	—	1%	—
- Donation	—	2%	—
- Others	(1)%	(2)%	(3)%
Change in valuation allowance	(24)%	(18)%	7%
Effect of tax holiday	(18)%	(21)%	(46)%

Effective EIT rate	(1)%	—	—

25.	INCOME TAXES (continued)

As of December 31, 2003, 2004 and 2005, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Loss carry-forwards	3,993	1,797	4,180
Depreciation	666	858	950
Provision for impairment of intangibles	—	23	—
Allowance for doubtful accounts	331	285	341
Provision for impairment of property and equipment	114	114	—
Others	282	729	350
Valuation allowances	(5,112)	(3,458)	(5,482)

Net deferred tax assets	274	348	339

Subject to the approval of the relevant tax authorities, the Group had losses carried forward of US$16,608,000 as of December 31, 2005. US$606,000, US$2,251,000, US$3,961,000, US$2,054,000 and US$7,736,000 of these loss carry-forwards will expire in 2006, 2007, 2008, 2009 and 2010, respectively.

As of December 31, 2003, 2004 and 2005, valuation allowances of US$5,112,000, US$3,458,000 and US$5,482,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. It is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The deferred tax assets of US$521,000 as of December 31, 2005 arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future. As of December 31, 2005, the Group had deferred tax liabilities of US$182,000.

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 year tax holiday incentive granted under certain conditions.

26.	EARNINGS PER ORDINARY SHARE AND EARNINGS PER ADS

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2003, 2004 and 2005:

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Net income attributable to ordinary shareholders	19,572	33,908	45,006

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	3,608,743,169	4,107,485,514
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	—	358,815,780	95,829,816
Dilutive effect of share options	—	—	14,212,065

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	3,967,558,949	4,217,527,395

Earnings per ordinary share, basic (cents)	0.70	0.94	1.10
Earnings per ordinary share, diluted (cents)	N/A	0.85	1.07

Earnings per ADS, basic (cents)	55.9	75.2	87.7
Earnings per ADS, diluted (cents)	N/A	68.4	85.4

Stock options for a total of nil and 280,000,000 ordinary shares in 2003 and 2004, respectively, were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

27.	DIVIDENDS

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2003, 2004 and 2005.

28.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

29.	SHARE OPTION PLANS

The Group’s stock based compensation plans include five share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and two share option schemes of TOM Group (“TOM Group Old Share Option Scheme”) and (“TOM Group New Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

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

29.	SHARE OPTION PLANS (continued)

(b)	TOM Group Old Share Option Scheme and TOM Group New Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme (“TOM Group Old Share Option Scheme”) which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance of 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Old Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirement of the GEM Listing Rules.

On July 23, 2004, the then shareholders of TOM Group terminated the TOM Group Old Share Option Scheme and adopted a new share option scheme (“TOM Group New Share Option Scheme”) due to the withdrawal of the listing of the shares of TOM Group on GEM and commencement of dealings of the shares of TOM Group on the Main Board of the Stock Exchange of Hong Kong (“Main Board”)). The termination of the TOM Group Old Share Option Scheme and the adoption of the TOM Group New Share Option Scheme took effect from August 4, 2004 (listing date of TOM Group on the Main Board. No further options may be granted under the TOM Group Old Share Option Scheme upon its termination, but the provisions of the TOM Group Old Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the TOM Group Old Share Option Scheme may continue to be exercisable in accordance with the terms of issue.

Under the TOM Group Old Share Option Scheme and the TOM Group New Share Option Scheme, share options may be granted, at the discretion of the board of directors of TOM Group, to employees or directors of TOM Group, or of any company in which TOM Group owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM Group on the date of grant;

(ii)	the average closing price of the shares of TOM Group for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of one share of TOM Group.

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. For the TOM Group Old Share Option Scheme, vesting periods generally range from 1 year to 7 years.

Total options granted to the executive directors of the Company and employees of the Group during 2003, 2004 and 2005 under TOM Group Old Share Option Scheme were 7,698,000, nil and nil options, respectively. There has been no option granted to the executive directors of the Company and employees of the Group under the TOM Group New Share Option Scheme since the adoption of the scheme.

29.	SHARE OPTION PLANS (continued)

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally range from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under the Company Pre-IPO Share Option Plan.

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

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2003		2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	21,572,800	0.53	25,626,000	0.45	24,124,000	0.44
Granted	7,698,000	0.31	—	—	—	—
Cancelled	(3,644,000)	0.59	(1,502,000)	0.86	(1,902,000)	0.66

Outstanding at year end	25,626,000	0.45	24,124,000	0.44	22,222,000	0.42

Exercisable at year end	17,060,000	0.40	18,204,000	0.38	19,376,000	0.39

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2005:

	As of December 31, 2005
	Options outstanding			Options exercisable
Range of exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 - 0.38	16,438,000	5.75	0.27	14,438,000	5.47	0.26
0.39 - 0.77	4,584,000	4.59	0.69	4,328,000	4.60	0.68
1.16 - 1.54	1,200,000	4.22	1.45	610,000	4.22	1.45

	22,222,000	5.43	0.42	19,376,000	5.24	0.39

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The Company Pre-IPO Share Option Plan

	Year ended December 31,
	2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—	262,425,040	0.19
Granted	280,000,000	0.19	—	—
Exercised	—	—	(24,176,602)	0.19
Cancelled	(17,574,960)	0.19	(17,791,257)	0.19

Outstanding at year end	262,425,040	0.19	220,457,181	0.19

Exercisable at year end	26,352,654	0.19	51,502,969	0.19

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2005 are 8.13 years and 8.13 years, respectively.

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The Company’s Share Option Scheme

Year ended December 31, 2005
	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—
Granted	18,000,000	0.15
Exercised	—	—
Cancelled	—	—

Outstanding at year end	18,000,000	0.15

Exercisable at year end	—	—

The 18,000,000 share options were granted to a director of the Company as at May 11, 2005, and the remaining contractual life of the options outstanding as of December 31, 2005 is 9.36 years.

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The movements of the share options granted to the non-executive directors of the Company under the Share Option Plans during the year ended December 31, 2003, 2004 and 2005 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2003		2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	25,138,000	0.52	78,138,000	0.39	78,138,000	0.39
Granted	53,000,000	0.32	—	—	—	—
Cancelled	—	—	—	—	—	—

Outstanding at year end	78,138,000	0.39	78,138,000	0.39	78,138,000	0.39

Exercisable at year end	45,138,000	0.43	56,138,000	0.41	67,138,000	0.40

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2005:

	As of December 31, 2005
	Options outstanding			Options exercisable
Range of exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 - 0.38	53,000,000	7.78	0.32	42,000,000	7.78	0.32
0.39 - 0.77	25,138,000	5.78	0.52	25,138,000	5.78	0.52
1.16 - 1.54	—	—	—	—	—	—

	78,138,000	7.13	0.39	67,138,000	7.03	0.40

(f)	Pro forma disclosures

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

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123 for awards granted under its share option plans.

29.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures (continued)

The estimated weighted average grant date fair value, as defined by SFAS 123 was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s share option plans. This model also requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2003	2004	2005
Risk free interest rate (%)	2.31 - 7.47	0.2 - 2.07	2.34 - 3.23
Expected life (years)	1 - 4	0.57 - 4.07	1 - 4
Expected dividend yield	0	0	0
Volatility (%)	70 - 119	64	40
Weighted average estimated grant date fair value (US$)	0.12 - 1.26	0.38 - 0.75	0.04

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation, the effect on net income would have been reduced and adjusted to the pro forma amounts as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net income as reported	19,572	33,908	45,006
Add: share compensation cost as reported	—	—	—
Less: stock based employee compensation expense determined under fair value based method, net of tax	(482)	(8,578)	(5,252)
Less: allocation of total stock based employee compensation expense determined under fair value method	(877)	—	—

Pro forma net income attributable to shareholders	18,213	25,330	39,754

Pro forma earnings per ordinary share - basic (cents)	0.650	0.702	0.97

Pro forma earnings per ordinary share - diluted (cents)	N/A	0.654	0.94

30.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Contracted but not provided for *	17,732	—
Property and equipment:
Authorized but not contracted for	2,026	1,046

Total	19,758	1,046

*	US$17,732,000 represents the original commitment for the acquisition of Indiagames Limited. For details, please refer to Note 6(d).

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
2005	1,667	—
2006	1,066	1,463
2007	—	306
2008	—	7

Total	2,733	1,776

As of December 31, 2005, the Group had no operating lease commitment beyond 2008.

For the years ended December 31, 2003, 2004 and 2005, the Group incurred rental expenses of US$793,000, US$1,150,000 and US$1,930,000 respectively.

31.	SEGMENT INFORMATION

Based on the criteria established by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2005. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Revenues
Wireless Internet services	55,843	112,880	161,879
Advertising	5,845	7,583	9,210
Commercial enterprise solutions	13,825	2,189	1,025
Internet access	1,560	68	—

Total revenue	77,073	122,720	172,114

Cost of revenues
Wireless Internet services	(27,294)	(60,979)	(95,722)
Advertising	(4,351)	(2,736)	(2,877)
Commercial enterprise solutions	(11,773)	(1,042)	(217)
Internet access	(667)	—	—

Total cost of revenues	(44,085)	(64,757)	(98,816)

Gross profit	32,988	57,963	73,298

32.	SANCTION BY CHINA UNICOM

In late July 2005, China Unicom notified several major Service Providers (“SPs”), including Beijing Lei Ting, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice received by Beijing Lei Ting on July 28, 2005, China Unicom received complaints from users regarding the provisions of SMS, which may be in breach of certain conditions of the agreement with the mobile operator. At the time of this notice, the amount of receivables from China Unicom for the period from May 2005 to June 2005 was US$2,407,000. In September 2005, in the course of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom imposing a fine of US$209,000. After payment of this fine, Unicom has resumed payment of service fees to us. We do not expect any further fines or sanctions from this issue and we would continue to strengthen internal control on wireless internet services.

33.	EXCHANGE GAIN

Due to the appreciation of RMB against the US$, as discussed in note 7(f), we recorded an exchange gain of US$1,132,000 in our consolidated statements of operations. This exchange gain was associated with our net non-RMB liability at the period end. Our investments in available-for-sale securities were excluded from the quantification for the exchange difference to be captured in the consolidated statements of operations, due to the Group’s accounting policy requiring the change in fair value of the available-for-sale securities (including the exchange difference) to be recorded in other comprehensive losses in equity directly. Since our reporting currency is the US$, we recorded an exchange gain of approximately US$386,000 separately in “Other comprehensive losses” upon the translation of our financial statements from our functional currency, RMB, into our reporting currency, US$.

34.	SUBSEQUENT EVENTS

(a)	Subsequent to 2005, on January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”) for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In connection with this sale and purchase agreement, we expect to be granted an exclusive call option to purchase the remaining 25% of Huanjian Shumeng, for US$2,400,000, anytime after 2 years from the execution date of the sale and purchase agreement. Huanjian Shumeng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. The Company believes that the investment in Huanjian Shumeng will help to increase traffic to its Internet portal, increase in online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, RMB21,000,000 (or approximately US$2,612,000 at the exchange rate of payment days) has been paid by the Company.

(b)	Effective January 27, 2006, Mr. Sing Wang resigned from the Company in his capacity as Non-executive director and Vice Chairman and resigned from TOM Group in his capacity as Chief Executive Officer and Executive Director.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE

(a)	Staff costs

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Wages and salaries	6,120	10,305	18,927
Pension costs - defined contribution plan	320	904	1,359
Pension costs - defined benefit plan	—	—	4

	6,440	11,209	20,290

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(b)	Income before tax

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Income before tax was arrived at after charging:
Interest expense	394	428	2,295
Auditor’s remuneration	149	1,025	929
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Loss on disposal of property and equipment	91	9	94

Crediting:
Interest income	74	3,523	4,956

(c)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Fees	6	115	132
Basic salaries, housing allowances, other allowances and benefits in kind	567	919	1,003
Discretionary bonuses	204	109	2,860
Contribution to pension schemes for directors	22	52	64
Compensation for loss of office*	—	—	116

	799	1,195	4,175

*	This is the severance payment to a director who left the Company in 2005.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

Details of the emoluments of individual directors are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Mr. Wang Lei Lei	200	207	2,761
Mr. Sing Wang (*)	206	6	6
Mr. Fan Tai	65	77	116
Mr. Wu Yun	61	74	94
Ms. Tommei Tong (*)	83	115	6
Ms. Elaine Feng	31	46	109
Mr. Xu Zhiming (*)	139	277	223
Mr. Frank Sixt (*)	—	6	6
Mr. Peter Schloss	14	328	333
Mr. Gordon Kwong	—	26	26
Mr. Ma Wei Hua	—	26	26
Dr. Lo Ka Shui	—	7	26
Mrs. Susan Chow	—	—	—
Mr. Jay Chang	—	—	443

	799	1,195	4,175

*	Emoluments of these directors were allocated by TOM Group through corporate expenses recharge based on the percentage of the Group’s total assets to those of TOM Group for the year ended December 31, 2003. For the years ended December 31, 2004 and 2005, emoluments of these directors were recorded and paid by the Group.

During the years ended December 31, 2003, 2004 and 2005, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(d)	Five highest paid individuals of the Group (continued)

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2003, 2004 and 2005 include 5 directors, 4 directors and 4 directors respectively, whose emoluments are reflected in the analysis presented in note 35(e) above. The emoluments payable to the remaining nil individuals, 1 individual and 1 individual for the years ended December 31, 2003, 2004 and 2005, respectively, are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	—	22	170
Bonuses	—	76	—
Contributions to pension schemes	—	2	—

	—	100	170

(e)	Net current (liabilities)/assets and total assets less current liabilities

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Net current (liabilities)/assets	(55,801)	87,064
Total assets less current liabilities	234,880	388,291

(f)	Property and equipment, net

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Additions	4,790	9,175	10,103

Disposals	91	9	94

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company

Balance Sheets

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	30,400	25,944
Prepayments	148	374
Deposits and other receivables	1,120	1,050
Due from related parties	92,106	171,350

Total current assets	123,774	198,718

Investment in available-for-sale securities	116,471	38,519
Restricted securities	—	59,122
Investment in subsidiaries	30,004	30,010

Total non-current assets	146,475	127,651

Total assets	270,249	326,369

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals	1,844	2,102
Consideration payable	47,547	—
Due to related parties	6,262	8,666

Total current liabilities	55,653	10,768

Non-current liabilities
Long term loans	—	56,099

Total non-current liabilities	—	56,099

Total liabilities	55,653	66,867

35. ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Balance Sheets (continued)

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Shareholders’ equity:
Share capital	4,995	5,416
Paid-in capital	211,726	263,502
Accumulated other comprehensive losses	(615)	(4,235)
Accumulated deficit	(1,510)	(5,181)

Total shareholders’ equity	214,596	259,502

Total liabilities and shareholders’ equity	270,249	326,369

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Statements of Shareholders’ Equity

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	26,410	—	(4)	29,996
Net loss	—	—	—	—	(4)	(4)
Balance as of December 31, 2003	2,800,000,000	3,590	26,410	—	(8)	29,992

Issuance of shares pursuant to initial public offering	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group (note 6)	96,200,000	123	18,377	—	—	18,500
Unrealized loss on securities	—	—	—	(615)	—	(615)
Net loss	—	—	—	—	(1,502)	(1,502)

Balance as of December 31, 2004	3,896,200,000	4,995	211,726	(615)	(1,510)	214,596

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group (note 6)	304,155,503	390	47,157	—	—	47,547
Issuance of shares on exercise of
employee stock options	24,176,602	31	4,619	—	—	4,650
Unrealized loss on securities	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	(717)	—	(717)
Net loss	—	—	—	—	(3,671)	(3,671)

Balance as of December 31, 2005	4,224,532,105	5,416	263,502	(4,235)	(5,181)	259,502

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(h)	Distributable reserves

As of December 31, 2003, 2004 and 2005, the Company had no reserves available for distribution to the shareholders of the Company.

(i)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2006

TOM Online Inc.

By:	/s/ Wang Lei Lei
Name:	Wang Lei Lei
Title:	Chief Executive Officer

Exhibits

Exhibit Number	Description of Exhibit
1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

4.3(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.4(1)	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.5(1)	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

4.6(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

4.7(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.8(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.9(1)	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

4.10(1)	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

4.11(1)	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

4.12(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.13(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.14(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.15(4)	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.16(1)	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

Exhibit Number	Description of Exhibit
4.17(4)	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.18(4)	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.19(4)	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company and Du Ying Shuang (with schedule).

4.20(4)	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

4.21(1)	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.22(1)	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

4.23(1)	Form of Employment Agreement.

4.24(1)	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

4.25(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.26(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

4.27(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.28(4)	Loan Agreement, dated September 23, 2004, between Advanced Internet Services Limited and Du Ying Shuang (with schedule).

4.29(4)	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

4.30(4)	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

4.31(4)	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.32(4)	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

4.33	Loan Agreement, dated January 19, 2005, as supplemented on January 19, 2005, between Lahiji Vale Limited and Wang Xiu Ling.

4.34	Loan Agreement, dated January 19, 2005, between Wang Xiu Ling and Wang Lei Lei.

4.35	Trust Deed, dated January 19, 2005, executed by Wang Xiu Ling.

Exhibit Number	Description of Exhibit
4.36	Trust Deed, dated January 19, 2005, executed by Wang Lei Lei.

4.37	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.38	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.39	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.40	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limitedi, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.41	Supplemental Agreement, dated February 18, 2005, to the Share Purchase and Subscription Agreement dated December 17, 2004, among the Vendors (whose names are set out in the Supplemental Agreement), Indiagames Limited and Tom Online Games Limited.

4.42	Subscription and Shareholders Agreement, dated April 29, 2005, among Vishal Gondal, Prannath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Cisco Systems, Inc., Macromedia, Inc., TOM Online Games Limited and Indiagames Limited.

4.43	Loan Facility Letter, dated April 27, 2005, between Bank of China (Hong Kong) Limited and Tom Online Inc.

4.44	Charge Over Securities, dated April 28, 2005, between TOM Online Inc. and Bank of China (Hong Kong) Limited.

4.45	Shareholders’ Deed, dated August 22, 2005, among Tom Online (BVI) Limited, Tom Online Inc., Skype Communications, SA., Skype Technologies, S.A. and Tel-Online Limited.

4.46	Co-Branding Agreement, dated August 22, 2005, among Skype Communications, SA., Skype Technologies, S.A., Tom Online (BVI) Limited, Tom Online Inc. and Tel-Online Limited.

4.47	Loan Agreement, dated January 16, 2006, between Wang Xiuling and Wang Leilei.

4.48	Exclusive Option Agreement, dated September 28, 2005, among Puccini International Limited, Ou Yang Zheng Yu and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.49	Loan Agreement, dated September 28, 2005, between Puccini International Limited and Ou Yang Zheng Yu.

4.50	Share Pledge Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd. and Ou Yang Zheng Yu.

4.51	Business Operation Agreement, dated September 28, 2005 among Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Ou Yang Zheng Yu.

4.52	Power of Attorney, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.53	Trust Deed, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.54	Declaration, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.55	Termination Agreement, dated September 28, 2005, among Puccini International Limited, Wang Lei Lei and Beijing Lei Ting Wu Ji Network Technology Company Limited.

Exhibit Number	Description of Exhibit
4.56	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd and Wang Lei Lei.

4.57	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.58	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Wang Lei Lei.

4.59	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.60	Domain Name Transfer Agreement, dated October 8, 2005, between Beijing Lei Ting Wan Jun Network Technology Company Limited and Beijing Bai Jia International Electric Business Co. Ltd.

4.61	Share Transfer Agreement, dated October 25, 2005, between Pu Dong Wan and Zhang Ming Jin.

4.62	Exclusive Option Agreement, dated October 25, 2005, among Whole Win Investments Limited, Zhang Ming Jin and Startone (Beijing) Information Technology Company Limited.

4.63	Business Operations Agreement, dated October 25, 2005, among Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Zhang Ming Jin.

4.64	Share Pledge Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd and Zhang Ming Jin.

4.65	Loan Agreement, dated October 25, 2005, between Whole Win Investments Limited and Zhang Ming Jin.

4.66	Power of Attorney, dated October 25, 2005, executed by Zhang Ming Jin.

4.67	Trust Deed, dated October 25, 2005, executed by Zhang Ming Jin.

4.68	Declaration of Equity Interest in Startone (Beijing) Information Technology Company Limited on behalf of Whole Win Investments Limited, dated October 25, 2005, executed by Zhang Ming Jin.

4.69	Termination Agreement, dated October 25, 2005, among Whole Win Investments Limited, Pu Dong Wan and Startone (Beijing) Information Technology Company Limited.

4.70	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd and Pu Dong Wan.

4.71	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.72	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Techonology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Pu Dong Wan.

4.73	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.74	Loan Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiuling.

8.1	List of significant subsidiaries.

11.1(4)	Code of Business Conduct and Ethics.

11.2(4)	Code of Ethics for Senior Financial Officers

Exhibit Number	Description of Exhibit
12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of PricewaterhouseCoopers.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on March 29, 2005 and incorporated herein by reference thereto.