Form 20-F
period 2006-12-31
TOM ONLINE INC
filed 2007-07-06
CIK 1263288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50631

TOM Online Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value HK0.01 per share* American depositary shares, each representing 80 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market, Inc. of American depositary shares, or ADSs, each representing 80 ordinary shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 4,259,654,528 ordinary shares, par value HK$0.01 per share, were issued and outstanding. Ordinary shares of the Company are listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

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

Large Accelerated Filer   ☐    Accelerated Filer   ☒    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

-i-

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

•	management estimations with respect to the growth rate of our total revenues, wireless Internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications, Internet and wireless value-added industries in China and other places where we conduct business.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in our contemplated privatization;

•

any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet and wireless Internet content;

•	any changes in wireless value-added technology, telecommunications and related technology and applications based on such technology;

•

any changes in political, economic, legal and social conditions in China, India and other places where we conduct business operations, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

-ii-

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

-iii-

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected historical consolidated balance sheet data as of December 31, 2005 and 2006 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected historical consolidated balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements that are not included in this annual report.

Our historical consolidated financial data reflects the effects of our reorganization from September 26, 2003 and of our acquisitions of Puccini International Limited, or Puccini, Treasure Base Investments Limited, or Treasure Base, Whole Win Investments Limited, or Whole Win, Indiagames Limited, or Indiagames, Beijing Huan Jian Shu Meng Network Technology Limited, or Huan Jian Shu Meng, and Gainfirst Asia Limited, or Gainfirst, from November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005, January 4, 2006 and June 1, 2006, respectively. Our board of directors decided on December 29, 2006 to sell substantially all our equity interest in Indiagames and initiated actions to locate a buyer. Accordingly, results of Indiagames were separately presented as “Discontinued Operations” in the consolidated statements of operations for the years ended December 31, 2005 and 2006 and the assets and liabilities of Indiagames were classified as “held for sale” of the consolidated balance sheet as of December 31, 2006. The consolidated statements of operations for the year ended December 31, 2005 have been restated accordingly. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. For a description of our reorganization, see “Item 4 — Information on the Company.”

	For the year ended December 31,
	2002	2003	2004	2005 (restated(1))	2006
	(in thousands of U.S. dollars)
Historical Consolidated Statements of Operations Data
Revenues:
Wireless Internet services(2)	9,958	55,843	112,880	157,833	152,637
Advertising(3)	4,228	5,845	7,583	9,210	13,279
Others(4)	15,789	15,385	2,257	1,025	2,449

Total revenues	29,975	77,073	122,720	168,068	168,365

Cost of revenues:
Cost of services	(16,731)	(32,794)	(63,966)	(96,900)	(105,919)
Cost of goods sold	(8,143)	(11,291)	(791)	—	—

Total cost of revenues	(24,874)	(44,085)	(64,757)	(96,900)	(105,919)

Gross profit	5,101	32,988	57,963	71,168	62,446

Operating expenses:
Selling and marketing expenses	(3,069)	(2,772)	(7,695)	(7,176)	(6,974)
General and administrative expenses	(7,356)	(9,133)	(12,385)	(21,144)	(23,087)
Product development expenses	(692)	(689)	(886)	(1,528)	(1,617)
Amortization of intangibles	(88)	(629)	(5,614)	(535)	(1,045)
Provision for impairment of goodwill and intangibles	(2,215)	—	(307)	—	—

Total operating expenses	(13,420)	(13,223)	(26,887)	(30,383)	(32,723)

Operating (loss)/profit	(8,319)	19,765	31,076	40,785	29,723

Other (expenses)/income:
Net interest (expenses)/income	(408)	(320)	3,095	2,543	1,424
Exchange gain	—	—	—	1,132	2,382
Gain on disposal of available-for-sale securities	—	—	—	450	—

(Loss)/income from continuing operations before tax	(8,727)	19,445	34,171	44,910	33,529
Income tax (expense)/credit	(16)	254	41	63	140

(Loss)/income from continuing operations after tax	(8,743)	19,699	34,212	44,973	33,669
Minority interests	389	(127)	(304)	34	35

(Loss)/income from continuing operations	(8,354)	19,572	33,908	45,007	33,704
Loss from discontinued operations, net of income tax	—	—	—	(1)	(5,049)

Net (loss)/income attributable to shareholders	(8,354)	19,572	33,908	45,006	28,655

(Losses)/Earnings per ordinary share – basic (cents):
Continuing operations	(0.30)	0.70	0.94	1.10	0.79
Discontinued operations	—	—	—	—	(0.12)

Total (losses)/earnings per ordinary shares – basic	(0.30)	0.70	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):
Continuing operations	N/A	N/A	0.85	1.07	0.79
Discontinued operations	N/A	N/A	—	—	(0.12)

Total earnings per ordinary shares – diluted	N/A	N/A	0.85	1.07	0.67

(Losses)/Earnings per ADS – basic (cents):
Continuing operations	(23.8)	55.9	75.2	87.7	63.4
Discontinued operations	—	—	—	—	(9.5)

Total (losses)/earnings per ADS—basic	(23.8)	55.9	75.2	87.7	53.9

Earnings/(Losses) per ADS – diluted (cents)
Continuing operations	N/A	N/A	68.4	85.4	63.0
Discontinued operations	N/A	N/A	—	—	(9.4)

Total earnings per ADS—diluted	N/A	N/A	68.4	85.4	53.6

Weighted average number of ordinary shares (in thousands) – basic	2,800,000	2,800,000	3,608,743	4,107,486	4,254,457
Weighted average number of ordinary shares (in thousands) – diluted	2,800,000	2,800,000	3,967,559	4,217,527	4,282,032

Weighted average number of ADSs (in thousands) – basic	35,000	35,000	45,109	51,344	53,181
Weighted average number of ADSs (in thousands) – diluted	35,000	35,000	49,594	52,719	53,525

(1)	Financial data for 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”
(2)

Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom. Revenues from the wireless Internet services of Beijing Lei Ting Wu Ji

Network Technology Company Limited, or Wu Ji Network, Beijing LingXun Interactive Science Technology and Development Company Limited, or LingXun, Startone (Beijing) Information Technology Company Limited, or Startone, and Beijing Bo Xun Rong Tong Information Technology, or Beijing Infomax, are included beginning as of November 19, 2003, August 11, 2004, November 19, 2004 and June 1, 2006 respectively.

(3)	In 2002 and 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. Beginning in 2004, is comprised of online advertising only.
(4)	For the years ended December 31, 2005 and 2006, primarily includes revenue from online games, e-commerce and fee-based e-mail services. For the years ended December 31, 2002, 2003 and 2004, primarily includes revenue from our commercial enterprise solutions business, including the computer hardware sales. For the years ended December 31, 2002 and 2003, also includes revenue from sales of internet access cards. We gradually phased out our commercial enterprise solutions business from 2003 to 2005.

	As of or for the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except percentages and operating data)
Historical Consolidated Statements of Operations Data

Cash and cash equivalents	6,752	22,636	79,320	99,869	110,993
Short-term bank deposits	—	—	—	1,863	25,613
Other current assets	12,310	32,182	33,100	42,748	43,270
Restricted cash	—	—	—	300	300
Property and equipment, net	5,518	7,094	11,927	15,346	15,360
Available-for-sale securities	—	—	116,471	38,519	—
Restricted securities	—	—	—	59,122	97,729
Goodwill, net	—	214	158,494	184,678	214,791
Other assets	994	5,250	3,789	3,562	5,543

Total assets	25,574	67,376	403,101	446,007	513,599

Consideration payables	—	6,580	133,613	16,615	12,037
Other current liabilities	8,498	26,251	34,608	41,101	61,479
Long-term liabilities	26,316	19,983	—	56,281	55,423

Total liabilities	34,814	52,814	168,221	113,997	128,939

Minority interests	224	152	456	2,900	3,202
Total shareholders’ (deficit)/equity	(9,464)	14,410	234,424	329,110	381,458

Total liabilities, minority interests and shareholders’ (deficit)/equity	25,574	67,376	403,101	446,007	513,599

Other Historical Consolidated Financial Data(1)
Continuing operations:
Gross profit margin	17%	43%	47%	42%	37%
Operating (loss)/profit margin	(28%)	26%	25%	24%	18%
Net (loss)/profit margin	(28%)	25%	28%	27%	20%
Depreciation	1,865	3,016	4,544	6,909	8,436
Amortization	88	629	5,614	535	1,045
Capital expenditure	4,451	4,790	9,175	9,618	6,263
Unaudited Operating Data
Registered users (millions)(2)	10.1	27.4	137	173	298

(1)	Financial data for 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”

(2)	Approximate cumulative number of users of our wireless Internet data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi and Hong Kong dollars include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB7.8041 = US$1.00 and HK$7.7771 = US$1.00, which were the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 5(t) to our financial statements.

The People’s Bank of China sets and publishes a base exchange rate each day. Up until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange, or SAFE, and other relevant authorities.

The following table sets forth for the periods indicated the noon buying rate for cable transfers in Renminbi or Hong Kong dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York. On July 3, 2007, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB7.5948 = US$1.00 and HK$7.8129 = US$1.00.

	Noon Buying Rate
	RMB per US$1.00		HK per US$1.00
Period	High	Low	High	Low
January 2007	7.8127	7.7705	7.8112	7.7797
February 2007	7.7632	7.7410	7.8141	7.8041
March 2007	7.7454	7.7232	7.8177	7.8093
April 2007	7.7345	7.7090	7.8212	7.8095
May 2007	7.7065	7.6463	7.8236	7.8044
June 2007	7.6680	7.6120	7.8188	7.8062
July 2007 (through July 3, 2007)	7.6055	7.5948	7.8165	7.8129

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2002, 2003, 2004, 2005, 2006 and 2007 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

	Average Noon Buying Rate
Period	RMB per US$1.00	HK per US$1.00
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007 (through July 3, 2007)	7.6861	7.8135

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

We derive a significant portion of our revenues from the provision of wireless Internet services. For the years ended December 31, 2004, 2005 and 2006 wireless Internet services revenue represented approximately 92.0%, 93.9% and 90.7%, respectively, of our total revenues. Because our current business plan is to further expand our wireless Internet services and our subscriber base, we expect to continue to rely on wireless Internet services to generate a significant portion of our revenues. We rely primarily on the networks and gateways of China Mobile and China Unicom to provide our wireless Internet services. Thus, we face certain risks in conducting our wireless Internet services business, such as the following:

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

•

Our agreements with mobile telecommunications operators are subject to negotiation upon renewal. Some mobile telecommunications operators increased their share of revenues in the past. We cannot assure you that mobile telecommunications operators will not demand more changes to our revenue-sharing arrangements in the future. If any of the mobile telecommunications operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected.

•

The mobile telecommunications operators have launched competing services, some of which are being provided on a complimentary basis, and they may launch additional competing services in the future. In addition, mobile telecommunications operators may discontinue entirely the use of external content aggregators such as ourselves at any time.

Due to our reliance on the mobile telecommunications operators for our wireless Internet services, any loss or deterioration of our relationship or any dispute or proceeding with any of the mobile telecommunications operators may result in severe disruptions to our business operations, the loss of a significant portion of our revenue and a material adverse effect on our financial condition and results of operations.

Our financial condition or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.

The mobile telecommunications operators in China may, from time to time, issue operating policies or guidelines that request or state their preferences for specified actions to be taken by all wireless Internet service providers using their platforms. Because of our reliance on the mobile telecommunications operators, a significant change in their policies or guidelines may have a material effect on us. For example, in recent years some mobile telecommunications operators have:

•	extended the payment cycle to service providers from two months to three months;

•	imposed stricter regulations over wireless Internet content and the quality of wireless Internet products and services; and

•	imposed various penalties on service providers in connection with their wireless Internet content and business practices.

For example, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable multimedia messaging services, or MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the message. Following the adoption of this new policy, our MMS revenues decreased significantly, although they subsequently rebounded. In 2005, China Mobile also began canceling subscriptions of users who have not accessed their wireless Internet service subscriptions for a certain period of time or who fail to pay China Mobile or its provincial subsidiaries.

In July 2006, China Mobile began implementing new policies applicable to all wireless Internet service providers including:

•	a one-month free-trial period for all new short messaging service, or SMS, MMS and wireless application protocol, or WAP subscriptions;

•	a requirement that new subscribers to wireless Internet services shall confirm twice, in response to reminders from China Mobile, that they wish to start subscriptions;

•

sending a reminder to existing subscribers about their subscriptions and the fees they are being charged. Certain provincial subsidiaries of China Mobile including Guangdong Mobile, one of China Mobile’s largest subsidiaries, will not continue to charge existing subscribers unless they respond to such reminder notices by confirming their intent to subscribe; and

•	canceling WAP subscriptions that have been inactive for more than four months.

China Unicom also began requiring subscribers to wireless Internet services to double confirm their subscriptions during the quarter ended September 30, 2006. As a result of the 2006 policies, our SMS and WAP revenues decreased significantly during the second half of 2006 and first quarter of 2007. As of January 2007, China Mobile increased its share of the fees we generate by providing IVR services over its networks from 15% to 30%. In addition, in May 2007, China Mobile introduced a new practice of sending fee reminders to its WAP service users when they request downloads of WAP pages onto their mobile handsets and seeking their confirmations before such download requests are processed. We expect this new practice to have a significant adverse effect on our WAP business in particular and our wireless value-added service business as a whole.

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

The mobile telecommunications operators in China may impose policies or guidelines to govern or restrict the content provided by all wireless Internet services providers, including content developed by us or content supplied by others to us. The mobile telecommunications operators from time to time have requested wireless Internet services providers, including us, to remove content deemed objectionable or links to or from websites with certain categories of content, including content they may deem to be sexually explicit. We aggregate and develop content that we consider attractive to our targeted user base, and we cannot assure you that the mobile telecommunications operators will not from time to time find portions of our content to be objectionable. In addition, the mobile telecommunications operators have in recent years enforced their policies with respect to content control, customer service and promotion activities more rigorously than in the past. In the third quarter of 2004, the relative contribution of our interactive voice response, or IVR services to our total revenue decreased from prior quarters because sanctions were imposed on the IVR businesses of certain wireless Internet services providers, and prudent operating practice required a reduction in the overall activity in IVR services with mobile telecommunications operators.

In the case of a breach or perceived breach of such policies or guidelines, the mobile telecommunications operators may require us to reduce or curtail the content on our Internet portal, which may reduce our portal traffic, and the mobile telecommunications operators may have the right to impose monetary fines upon us, or terminate our agreements with them. In addition, we would be liable to the mobile telecommunications operators for their economic losses pursuant to our agreements with these operators if we were found to be in breach of the policies or guidelines promulgated by them. For example, in late July 2005, China Unicom notified several major service providers, including our operating company, Beijing Lei Ting Wan Jun Network Technology Limited, or Beijing Lei Ting, that China Unicom was temporarily suspending the settlement of service fees because of complaints it received from mobile phone users relating to services rendered during the period from January 2005 to June 2005. According to the notice, China Unicom received complaints from users regarding Beijing Lei Ting’s provision of SMS services in possible breach of certain conditions of the agreement with the mobile operator with respect to service failure and inaccurate billing. In September 2005, as a result of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom together with a fine of US$209,000. We cannot assure you that we will not be subject to operator-imposed sanctions again in future, as a result of which our reputation, financial condition and results of operations may be materially adversely affected and, as a consequence, the market prices for our ordinary shares and ADSs may decline. See “— Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

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

Our operating history is limited and the revenue and income potential of our business and markets are unproven. We launched our Internet portal in China in July 2000 and began providing wireless Internet data services in the second half of 2001. Wu Ji Network, one of our PRC operating companies, was incorporated in July 2002 and entered into an agreement with China Mobile to provide wireless IVR services in October 2002. Gainfirst Asia Limited, which we acquired in 2006, is a relatively new company with limited operating track records. From time to time we may expand our business into new geographical regions or new lines of service in which we have no prior operating experience. For example, although we had no prior experience operating outside China, in February 2005, we acquired a majority of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India. Our board of directors decided in December 2006 to refocus on our core business in China and sell our equity interest in Indiagames. In September 2005, we established a joint venture with Skype Communications, S.A., or Skype, a company that provides voice over Internet protocol, or VoIP, services. The joint venture company will develop and distribute a simplified Chinese version of Skype’s peer-to-peer software in China. On February 1, 2007, we established a joint venture online and wireless Internet auction and marketplace company, TOM Eachnet PRC Holdings (BVI) Inc., in which we hold a 51% stake and eBay International AG, or eBay, holds a 49% stake. EBay has injected into the joint venture its subsidiary, eBay Eachnet Network Information Services (Shanghai) Co. Ltd., which operates an online auction and marketplace business in China. Prior to the establishment of such joint ventures, we had no operating experience in the business of distributing VoIP software or online auction and marketplace business. There can be no assurance that these joint ventures will generate significant revenue or be profitable at all.

In addition, prior to September 26, 2003, we did not operate as a separate, stand-alone entity, and we relied on our parent company for support in certain aspects of our operations. We face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

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

•	we historically experienced rapid growth in our business in part due to the growth in China’s wireless Internet services industry, and such industry growth may not be indicative of future growth.

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

Because of the manner in which we obtain, collect, produce and aggregate content for our Internet portal and wireless Internet services, and because our services and platforms may be used for the distribution of information and third-party content, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. In addition, we may be subject to claims relating to the online activities of our users. Furthermore, we offer web- based e-mail services, which may expose us to liability relating to unsolicited e-mail messages, lost or misdirected e-mail messages, illegal or fraudulent use of e-mail services or interruptions or delays in e-mail services. We may incur significant costs, and may be required to divert management and other resources from our business and operations, investigating and defending these types of claims even if they do not result in liability. We have not, however, purchased liability insurance for these types of claims.

PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with our PRC operating companies due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

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

We and our subsidiaries are considered as foreign persons or foreign funded enterprises under PRC laws. PRC laws and regulations restrict foreign ownership of companies that provide Internet telecommunications services and Internet content services in China. As a result, we operate our wireless Internet services and online advertising businesses in China through Beijing Lei Ting, Shenzhen Freenet Information Technology Company Limited, or Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing

Infomax, which are owned by certain PRC citizens. We do not have any equity interest in these PRC operating companies and instead enjoy the economic benefit in such companies through contractual arrangements. Our PRC operating companies conduct substantially all of our operations and generate substantially all of our revenue and hold the licenses and approvals that are essential to our business. For a description of our contractual arrangements with our PRC operating companies, see “Item 4 — Information on the Company” and “Item 7 — Major Shareholders and Related Party Transactions.”

In the opinion of our PRC legal counsel, Jun He Law Offices, the ownership structures of our PRC operating companies and our subsidiaries incorporated in China, and contractual agreements among, certain of our wholly owned subsidiaries and our PRC operating companies and their shareholders as described herein are in compliance with all existing PRC laws, rules and regulations and are enforceable in accordance with their terms and conditions, and subject to the applicable laws at the time of the enforcement, including, without limitation, that the enforcement of pledge of shares or assets will be subject to the relevant registration of such pledge, and that the enforcement of loan agreements will be subject to the foreign debt registration requirement. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations, including without limitation, the Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors issued in August 2006 and the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business issued by the Ministry of Information Industry, or MII, in July 2006. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements among our wholly owned subsidiaries, our PRC operating companies and their shareholders, and the business operations of our PRC operating companies as described herein violate PRC laws or regulations.

If we or any of our PRC operating companies were found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our income of that of our PRC operating companies;

•	revoking our business license or those of our PRC operating companies;

•	shutting down our servers or those of our PRC operating companies, or blocking our websites or those of our PRC operating companies;

•	requiring us or our PRC operating companies to restructure our ownership structure or operations; and/or

•	requiring us or our PRC operating companies to discontinue our wireless Internet services and online advertising businesses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our PRC operating companies may not be as effective in providing operational control as direct ownership of these businesses.

PRC laws and regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenue through our PRC operating companies, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, each of which is wholly owned by certain PRC citizens, pursuant to a series of contractual arrangements with these entities and their respective shareholders. These arrangements, however, may not be as effective in providing control over our Internet content operations as direct ownership of these businesses as these arrangements will not preserve our control in the occurrence of certain events which may be outside the control of the shareholders and us, including the imposition of statutory liens, judgments, court orders, death or incapacity. In particular, our PRC operating companies could fail to perform or make payments as required under those contractual agreements, and we will have to rely on the PRC legal system to enforce those agreements.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual arrangements with our PRC operating companies, which may in turn have a material adverse effect on our business operations. Furthermore, because these entities, their shareholders and the assets of these entities and their shareholders are located in China, it may not be possible to effect services of processes within the United States or elsewhere outside of China upon these entities or assets or enforce judgments of courts in jurisdictions outside of China against these entities or assets. See also “— Risks Relating to the People’s Republic of China — You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.”

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

We face intense competition from a number of companies that provide wireless Internet services and online advertising in China. Our primary competitors in wireless Internet services (including data and voice services) and online advertising services include, but are not limited to, Sina Corporation, Sohu.com Inc., Netease.com Inc., Linktone Ltd., Kongzhong Corporation, Tencent Technology Limited, Rock Mobile, Baidu, Beijing Longtech Company Limited, Beijing QTT Information Services Company Limited, and Hurray Solutions. In addition, we may face competition from new entrants in the wireless Internet services and Internet industries. Some of our major competitors have certain advantages over us, including better brand recognition among users, wider user base, a longer operating track record, access to more capital resources and strategic alliances with foreign partners that have extensive resources. With these advantages, our competitors may be better able to develop, market and sell their products and services, attract a larger number of new users as well as online advertisers and cooperation arrangements, and attract potential merger and acquisition targets. We cannot assure you that we will be able to compete successfully against our current or future competitors.

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

We have historically made and continue to pursue strategic acquisitions as part of our growth strategy. We regularly assess the opportunity to expand our business through mergers and acquisitions, joint ventures and strategic alliances and we intend to make further acquisitions in the future to enhance our product portfolio, proprietary content, distribution channels and technology. Our acquisitions may not contribute to our profitability, and we may be required to incur or assume debt or contingent liabilities as part of any acquisition. Our acquisitions could also result in potentially dilutive issuances of equity securities. We may have difficulty assimilating the personnel, technology and operations of the acquired companies, and these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, the acquired businesses may not perform as well as we expect, and we may not capitalize on the synergies we expected from our acquisitions. If any of these happens, our revenue and profitability may not grow as we expect and this could also result in impairment related to goodwill or other intangible assets associated with the business acquired.

We are controlled by TOM Group Limited, who may not always act in your best interest and whose business may be in competition with ours.

TOM Group Limited (formerly TOM.COM LIMITED), or TOM Group, our parent company, owns an aggregate of approximately 65.7% equity interest in us as of March 31, 2007. Accordingly, TOM Group is able to:

•	indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require the approval of our shareholders.

The interests of TOM Group as our controlling shareholder could conflict with our interests or with the interests of our minority shareholders. As a result, TOM Group may take actions that may not be in the best interests of us or our other shareholders.

In addition, TOM Group’s business may be in competition with ours. We have entered into a deed of non-competition with TOM Group. The terms of the deed of non-competition, however, do not prohibit TOM Group from engaging in limited online activities that may compete with our business. The deed of non-competition will also not preclude TOM Group from engaging in limited online services or activities that are ancillary to its outdoor media, publishing, sports as well as television and entertainment business, subject to certain revenue limits, or prevent TOM Group from undertaking any ISP business, television or broadcasting business, audio-visual business or investments in listed companies that engage in online activities (provided its interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by TOM Group). In addition, the deed of non-competition will terminate on the later of (i) when TOM Group ceases to hold 30% or more of our issued capital (ii) when our ordinary shares or ADSs are no longer listed on either Nasdaq or the Growth Exchange Market, or GEM, of the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, or (iii) February 27, 2006. We cannot assure you that such conflict of interests and any overlap of business activities and operations between TOM Group and us will not have a material adverse effect on our business operations, financial condition or results of operations.

Our directors and those of our parent, TOM Group, jointly announced on March 9, 2007 that TOM Group requested our board of directors to put forward a proposal for our privatization by way of a scheme of arrangement. See “— Related Party Transactions — Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries — Privatization.” If the privatization is consummated, we will be approximately 90.002% owned by TOM Group. We expect that such privatization, if consummated, would result in the withdrawal of listing of our ADSs from Nasdaq and that we would no longer be a reporting company under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

We would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected, if we lose the right to use or fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms in the event that such trademarks are assigned back to Tom.com Enterprises Limited.

In order to comply with a recent MII notice regarding trademark ownership by Internet content provider license holders, the rights, titles and interests in and to the tom.com trademark have been assigned from Tom.com Enterprises Limited, a wholly owned subsidiary of our parent company, TOM Group, to Beijing Lei Ting, our wholly-owned subsidiary and one of our operating companies, by signing a deed of trademark and domain name assignment dated September 26, 2006. Under this deed, in the event that Beijing Lei Ting ceases to be a wholly owned subsidiary, directly or indirectly, of us or if we cease to be a subsidiary, directly or indirectly, of TOM Group, Tom.com

Enterprises Limited shall have the right to require, by notice in writing to Beijing Lei Ting, the assignment back to Tom.com Enterprises Limited of all of Beijing Lei Ting’s rights, titles and interests in and to the tom.com trademark. Beijing Lei Ting undertakes that it will not sell, transfer, assign or otherwise dispose of all or any of its rights, titles and interests in and to all or any of the tom.com trademarks to any third party without the prior written consent of Tom.com Enterprises Limited. In the event that Beijing Lei Ting ceases to be a wholly owned subsidiary, directly or indirectly, of us or we cease to be a subsidiary of TOM Group, we will have to renegotiate with TOM Group or any such trademark holder on the license fee and terms of use for the tom.com trademark. We cannot assure you that the license fee and terms of use, if revised, will be commercially advantageous to us. In the event that we and TOM Group cannot agree on the trademark license fee or the terms of use, we will lose the benefit of the brand recognition of the tom.com trademarks we have developed and there can be no assurance that we will succeed in developing a new brand . As a result, we may face severe disruptions to our business operations, and our results of operations and financial condition may be materially adversely affected.

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

As a stand-alone entity, we no longer receive from our parent company the same kind or degree of financial support as we did prior to becoming a stand-alone entity, and as of December 31, 2006, the amount due from us to our parent company was nil.

Prior to our initial public equity offering, we primarily financed our operations through capital contributions and advances from our parent company. Amount due from us to our parent company was approximately US$19,456,000, US$19,281,000 and nil as of December 31, 2004, 2005 and 2006, respectively. After the completion of our initial public equity offering, our parent company has not provided us with any additional capital contributions or advances, and it has advised us that it does not intend to do so in the future. Accordingly, we may need to seek other sources of financing to meet our funding needs.

We were not subject to any financial covenants under the terms of the borrowings from our parent company, but they were payable on demand. Our parent company had, however, agreed not to demand any repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares had been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agreed that such repayment would not adversely affect our operations or the implementation of our business objectives. These loan arrangements were generally more favorable to us than what we believed that we could have received in the market as a stand-alone entity. We repaid all outstanding loan balances to our parent company in 2006. Our future financing terms may not be as favorable as the financial support we received from our parent company prior to our becoming a stand-alone entity.

The proposal by our parent, TOM Group, to privatize us has distracted our management and other resources from developing our business and may disrupt our relationships with our customers, suppliers, other strategic partners or employees, which could have a material adverse effect on our business and operations.

Our directors and those of our parent, TOM Group, jointly announced on March 9, 2007 that TOM Group requested our board of directors to put forward a proposal for our privatization by way of a scheme of arrangement, or Scheme, under Section 86 of the Companies Law of the Cayman Islands. If the Scheme is approved by our shareholders other than TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, who are deemed related parties under the rules of the Hong Kong Stock Exchange, and becomes effective, we understand that TOM Group will cause us to apply to the Hong Kong Stock Exchange to withdraw the listing of our ordinary shares on GEM, and to Nasdaq to withdraw the listing of our ADSs, and will also cause us to file a Form 15F with the SEC to request that our reporting obligations under the Exchange Act be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of our ordinary shares in the United States to fall below 300 or otherwise cause us to become eligible for de-registration.

The on-going privatization process has caused us to incur significant expenses and distracted our management and other resources from developing our business, as a result of which it may have an adverse effect on our business and results of operations, especially if further delays are encountered. In addition, in response to this announcement, our customers, suppliers or other strategic partners may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on our business and operations. In addition, our current and prospective employees may experience uncertainty about their future roles with us, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Furthermore, on June 8, 2007, our shareholders voted to adjourn to a later date the meetings originally scheduled to be held on June 8, 2007 to vote on the Scheme so that the shareholders and ADS holders would have additional time to consider the Scheme. There is no assurance that the Scheme will not encounter further delays or that it will eventually be approved by our shareholders. See “Item 7 Major Shareholders and Related Party Transactions — Related Party Transactions — Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries — Privatization.”

Litigation may arise in connection with the proposed privatization, which could negatively impact our business and our results of operations.

Litigation may be brought against, among others, us and our directors and officers alleging, among other claims, breaches of fiduciary duties relating to the proposed privatization. There can be no assurance as to the outcome of any such litigation (if it arises) or the impact on our business and results of operations. Any such litigation, with or without merit, could substantially divert the attention of management and resources in general. In addition, the cost of defending any such litigation, even if resolved favorably, could be substantial.

We depend on certain key executives and employees and our business may be disrupted if we lose the services of our key executives and employees.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations and on their personal relationships with the regulatory authorities, our partners and our PRC operating companies. In particular, we rely heavily on Mr. Wang Lei Lei, our chief executive officer and executive director, for his management skills, technological expertise, experience in the Internet industry and working relationship with the relevant PRC regulatory authorities, our clients, suppliers and mobile telecommunications operators in China. If one or more of our key executives, in particular, Mr. Wang Lei Lei, becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

The dividends and other distributions on equity we may receive from our subsidiaries or other payments we may receive from our PRC operating companies are subject to restrictions under PRC law or agreements that these entities may enter into with third parties.

We are a holding company. We own a number of subsidiaries that have entered into contractual arrangements with our PRC operating companies, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, through which we conduct our wireless Internet and other business activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiaries and service fees from our PRC operating companies for our cash requirements in excess of any cash raised from investors and retained by us. If any of our subsidiaries incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiaries that are incorporated in China can only be made out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, those subsidiaries are also required to set aside a portion of up to 10% of their after-tax net income each year to fund certain reserve funds until the aggregate balance of the common reserve has accounted for over 50% of such company’s registered capital, and these reserves are not distributable as dividends. Any limitation on the payment of dividends by our subsidiaries could materially adversely affect our ability to grow, make investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

In certain instances we have contracted with third parties to provide content for our wireless Internet services or our portal or have entered into exclusive relationships with third parties for distribution of our wireless Internet services, and our business may be adversely affected if these relationships are not renewed.

From time to time we make arrangements with third parties to provide content for our wireless Internet services or our portal or have exclusive relationships for the distribution of certain of our wireless Internet services. For instance, many of the SMS, MMS, WAP, IVR and color ring back tone, or CRBT, products that we offer through our wireless Internet service and certain of the content we exhibit on our portal are provided to us by third parties. Additionally, through LingXun, Treasure Base provides wireless services, including sports content, in exclusive cooperation with CCTV 5. We are also an exclusive partner of CCTV 2 in wireless Internet services through Beijing Infomax. Our content licensing arrangements with third parties generally have terms ranging from one to two years, and our distribution agreements with third parties generally have terms from one to three years. Any deterioration of our relationship with these third parties or failure to renew these arrangements or agreements may reduce the attractiveness of our wireless Internet services or our portal. As a result, our business, financial condition and results of operations may be adversely affected.

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

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, operating results and financial condition.

The PRC government has provided various incentives to our subsidiaries and variable interest entities that are incorporated in the PRC, such as Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, Beijing GreaTom United Technology Company Limited, or GreaTom, Beijing Super Channel Network Limited, or Beijing Super Channel, LingXun, Startone and Beijing Infomax due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. These subsidiaries and variable interest entities must continue to meet a number of criteria in order to continue to qualify for the preferential tax treatments or the financial incentives currently available to them. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. For example, a newly enacted PRC tax law that will take effect on January 1, 2008, could increase the enterprise income tax rate applicable to these subsidiaries and variable interest entities. See “Item 5 — Operating and Financial Review and Prospects — Income Taxation — China.” Any increase in the enterprise income tax rate of these subsidiaries and variable interest entities or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by these subsidiaries and variable interest entities could adversely affect our business, operating results and financial condition.

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

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, following this declaration, a few new cases of SARS were reported in Asia. In addition, during 2005 and 2006 China reported cases of humans becoming infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. While the outbreak of SARS may have increased the usage of the Internet, as well as the usage of our products and services, an outbreak of SARS or other contagious diseases such as meningitis, avian influenza or nipah virus in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For instance, a new outbreak of SARS or any other contagious diseases may reduce the level of economic activity in affected areas, which may lead to a reduction in our advertising revenue if our clients cancel existing contracts or defer future advertising expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventative measures or contingency plans to deal with the consequences of any future outbreak of SARS, avian influenza or other disease.

We have limited operating experience outside China, and our results of operations could be adversely affected if our investments outside the PRC are not successful.

We have made investments outside the PRC although we have limited experience operating outside the PRC. We have limited knowledge of the local cultures, customs and habits in markets outside the PRC, and we will rely heavily on our foreign business partners to market and operate successfully. We may face intense competition in non-PRC markets and our operating costs could be higher than those of locally-owned companies. We may face other risks in connection with any non-PRC operations, including:

•	currency exchange fluctuations;

•	political and economic instability or social unrest;

•	trade, legal and other restrictions;

•	difficulties in profit repatriation;

•	longer payment cycles by clients;

•	a shortage of expertise and talent;

•	long-distance management difficulties; and

•	cultural difference and language barriers.

In February 2005, we acquired 76.29% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, an investment that was subsequently diluted to 62.42%. Following a management review of Indiagames and a desire to focus more exclusively on our core business activities in the PRC, our board of directors decided on December 29, 2006 to sell substantially all our equity interest in Indiagames and initiated actions to locate a buyer. Although a binding term sheet was signed with a potential buyer of Indiagames, a definitive agreement is still under negotiation and there is no assurance that we will be able to successfully sell such equity interest at a price that will enable us to make a profit on our investment, or at any price. Furthermore, we may make additional investments outside the PRC in the future, and our results of operations could be adversely affected if such investments are not successful.

Our efforts to develop new lines of business that are untested in the PRC or to broaden our business into new media segments may not succeed or generate enough revenues to offset the costs that we incur in development or become profitable.

We have recently entered into a number of new lines of business. Since we have no prior operating experience in these businesses, we may lack the resources and expertise to address the challenges posed by these new businesses. In addition, these businesses are untested in the PRC and involve risks and uncertainties that are unfamiliar to us. For example, in late 2004, we entered into contractual arrangements with Skype to jointly provide instant messaging services in the PRC with the ability to conduct voice conversations over the Internet, or VoIP. In September 2005, we established a joint venture with Skype to develop and distribute a Chinese version of Skype’s peer-to-peer communication software, which includes VoIP functionality. The use of personal computers to conduct voice conversations over the Internet is new to the PRC market, and may not be widely accepted by consumers. In addition, it may not generate enough revenues to offset the costs we will incur as we develop the business or experience continued growth. The delivery of high-quality VoIP also depends upon users subscribing to broadband Internet access. If broadband Internet usage fails to become widespread in the PRC, our VoIP business is unlikely to generate significant revenues or be profitable. Furthermore, industry analysts have reported that subsidiaries of China Telecommunications Corporation, or China Telecom, a PRC provider of fixed-line telephone services, from time to time have blocked their subscribers from using Skype to make voice calls from one computer to another computer or to ordinary telephones. While our joint venture with Skype does not offer the capability of making voice calls from computers to ordinary telephones, it does offer computer-to-computer telephony. We cannot assure you that China Telecom or MII will not decide in the future to bar computer-to-computer telephony, which might prevent us from continuing to operate our Skype joint venture.

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

In addition, since 2006, our management has adopted the strategy to broaden our business beyond our wireless Internet services into other new media segments. For example, on February 1, 2007, we established a joint venture online and wireless Internet auction and marketplace company, TOM Eachnet PRC Holdings (BVI) Inc., in which we hold a 51% stake and eBay holds a 49% stake. EBay has injected into the joint venture its subsidiary, eBay Eachnet Network Information Services (Shanghai) Co. Ltd., which operates an online auction and marketplace business in China. We expect to undertake significant business restructuring and additional capital investments to continue to broaden our business, which may not succeed or generate enough revenue to offset the costs that we have incurred and will incur in developing and implementing such strategies to broaden our business.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, our results of operations and the market price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. We are required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2007, our independent auditor must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting.

Although our management has concluded that our internal control over our financial reporting was effective as of December 31, 2006, the end of the period covered by this annual report, we cannot assure you that our management will reach a similar conclusion at the end of future reporting periods. In addition, even if our management concludes at the end of future reporting periods that our internal control is effective, our independent auditor may disagree. If our independent auditor is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent auditor interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares.

Risks Relating to Our Industry

The Internet industry is highly regulated by the PRC government. If we fail to obtain or maintain all pertinent permits and approvals or if the government changes existing regulations or imposes new ones, our business operations may be materially adversely affected.

The Internet industry is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant regulatory authorities regulate many aspects of the Internet industry, including the provision of value-added telecommunications services, foreign investment in the telecommunications industry, and the scope of permissible online business activities. In September 2000, the PRC’s State Council promulgated the Telecommunications Regulations, which categorized all telecommunications businesses as either infrastructure telecommunications businesses or value- added telecommunications businesses, with various Internet-related services and activities classified as value-added telecommunications businesses. According to the Telecommunications Regulations, a commercial operator of any of the telecommunications services must obtain the requisite operating licenses.

Since the publication of the Telecommunications Regulations, various administrative measures have been introduced or amended to govern various aspects of the Internet services, such as Internet information services, online news services, Internet publishing, Internet medical, health and drug information services, online advertising services, Internet access services and international connections for computer information networks. We are required to obtain applicable permits or approvals from different PRC regulatory authorities in order to provide those services. For example, an Internet content provider, or ICP, must obtain a Value-Added Telecommunications Business Operations Permit, or ICP license, in order to engage in any commercial ICP operations within China. In addition, an ICP that provides content involving news, publishing, education, health care, medicine and medical devices is required to obtain additional approvals for each area from the relevant authorities.

The PRC’s telecommunications laws currently do not specifically regulate personal computer-based VoIP services, and as a result there are significant uncertainties regarding licensing and approval requirements for our VoIP joint venture with Skype.

If we fail to obtain or maintain any of the above-mentioned required permits or approvals or comply with MII’s operating guideline for wireless value-added service providers, we may be subject to various penalties, such as fines, suspension or a shutdown of operations, which could severely disrupt our business operations. For example, on June 5, 2007, MII notified 265 service providers, including Beijing Lei Ting and Wu Ji Network, that certain of their business practice had failed MII’s annual performance review. Our operating companies and the other service providers were required to rectify the problems before June 24, 2007 and submit a report to MII detailing the measures they have taken to correct those problems. Beijing Lei Ting and Wu Ji Network were included in such notice because a small number of services they provided to mobile phone users did not match the service codes they were required to use. The problem arose because both companies had reshuffled certain product offerings after they submitted their annual business reports to MII in December 2006. After receiving the MII notice, both companies rectified the problem and submitted reports to MII prior to June 24, 2007. However, we cannot assure you that we will not fail in future to comply with MII guidelines or that the resultant penalties will not be severe.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition, MII and other regulatory agencies may change the existing regulations, announce new applications or interpretations of the existing regulations or issue new regulations. Such changed, re-interpreted or new regulations may impose additional costs on our business or force us to change the way in which we conduct our business. In addition, we cannot assure you that we will be able to comply with all such changed, re-interpreted or new regulations, which may result in us being subject to penalties. As a result, our financial condition and results of operations may be materially adversely affected.

For example, industry analysts have reported in recent years that MII had plans to implement a policy of requiring the users of mobile phone prepaid service cards, who do not have billing accounts with the mobile telecommunications operators, to register their names with such operators or face possible termination of service. The reported purpose of such policy would be to reduce the sending of unwanted or “spam” wireless Internet service messages. We have not been notified by MII of any such policy or seen any official announcement of such policy, but we cannot assure you that such policy will not be implemented in the future and, if implemented, will not adversely affect our customer base and revenues.

In addition, MII has recently imposed restrictions on our cooperation arrangements with mobile phone producers, and we cannot guarantee that MII, China Mobile or the other telecommunications operators will not impose further restrictions or completely halt our cooperation with the mobile phone producers. On April 11, 2007, MII issued a notice barring the production of mobile handsets with wireless Internet services icons embedded in the handset menus in such a way that the icons and codes cannot be changed or deleted by consumers. Such notice took effect on June 1, 2007. Although mobile phone producers are still permitted to pre-load our icons into the handset menus as long as consumers are able to delete the icons if they wish, we cannot assure you that MII will not expand its regulation to bar pre-loading icons in the future.

Furthermore, in the past, China Mobile entered into its own strategic alliances with selected mobile phone producers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s MonternetTM wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has started to promote only its own wireless value-added service products in such menus and not those of us or other third-party value-added service providers. We cannot assure you that China Mobile or other telecommunications operators will not take other steps, such as imposing penalties on us, to limit or halt our cooperative arrangements with the mobile phone producers.

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

In recent years, the PRC government has begun to enact laws and regulations applicable to Internet-related services and activities, including wireless value-added services, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State News and Publication Administration, or SNPA, the Ministry of Public Security, and the State Administration of Radio, Film and Television, are empowered to issue and implement regulations to regulate certain aspects of Internet-related services and activities. Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. Because the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations adopted in the future to address issues that arise from time to time. As a result of the foregoing, substantial uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations due to these substantial uncertainties.

The Internet infrastructure in China, which is not as well developed as in the United States, Hong Kong or certain other countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States, Hong Kong or certain other countries. We depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry, and in particular the development and growth of services that may require higher bandwidth, such as MMS, WAP, Java™ and VoIP. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

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

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. Moreover, we have not purchased business interruption insurance. Interruptions of our services may adversely affect our business, financial condition and results of operations.

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

Certain foreign exchange transactions under the capital accounts of certain of our subsidiaries and our PRC operating companies, including foreign currency-denominated borrowings from PRC or foreign banks and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC law.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. On May 29, 2007, SAFE further issued practice guidance for Notice 75. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term PRC residents as used in Notice 75 includes PRC citizens as well as other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that made onshore investments in the PRC before Notice 75 was promulgated must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

SAFE issued Measures for the Administration of Individual Foreign Exchange and its implementation rules effective on February 1, 2007. In March 2007, SAFE further promulgated the Work Guidance Concerning Foreign Exchange Management of Domestic Individual’s Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or Notice 78. Notice 78 requires any domestic agency, which may be the onshore subsidiary of the overseas listed company, to report its individual stock plans with SAFE on a regular basis and comply with the relevant approval or registration procedures for the exercises under such individual stock plans. Since this requirement is relatively new and also due to the uncertainty relating to the practice adopted or to be adopted by SAFE or its various local branches in connection with this notice, there is no assurance that our current or future individual stock plans could be implemented without any challenge from the government.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

We were incorporated in 2001 under the laws of the Cayman Islands and became a wholly owned subsidiary of our parent company, TOM Group. TOM Group, a Cayman Islands company, is listed on the main board of the Hong Kong Stock Exchange and is principally engaged in four business segments: Internet, publishing, outdoor media, television and entertainment. Our business operations comprise a significant part of the online media segment of our parent company, TOM Group.

Our Reorganization and Our Initial Public Offering

We did not have any material assets or business operations until shortly before our reorganization in 2003. Prior to our reorganization, TOM Group’s online media segment consisted of 25 entities as follows:

(i)	Core Internet business entities: nine entities providing a wide range of Internet services, wireless Internet services, online advertising and commercial enterprises solutions in the PRC.

(ii)	Non-core Internet business entities: six entities that conducted certain portal and advertising businesses in the PRC. Most of their operations have been integrated with or moved to our core Internet business entities.

(iii)	Excluded business entities: ten entities engaging in either non-portal businesses within the PRC, online businesses outside the PRC or passive investments of TOM Group.

Both the core Internet business entities and non-core Internet business entities discussed above have been operating under the same management team led by Wang Lei Lei since their inception or acquisition, as the case may be.

In connection with our initial public offering, we completed a reorganization pursuant to which TOM Group transferred to us nine core Internet business entities. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their operations had been moved to the nine core Internet business entities, and they were expected to be wound down or used by our parent company for other purposes. However, as these six entities were managed by the management group of the nine core Internet business entities prior to our reorganization, they are included in our historical consolidated financial statements up until September 26, 2003.

Our reorganization was consummated pursuant to a series of agreements, all of which were duly executed on or by September 26, 2003. All other entities of TOM Group that were not transferred to us remained with our parent company, including the ten excluded business entities within the Internet, publishing, outdoor media, television and entertainment segments.

In connection with our reorganization, we also entered into various agreements with our parent company and a number of its subsidiaries, including a deed of non-competition. For a detailed discussion of those agreements, see “Item 7 — Major Shareholders and Related Party Transactions.”

In March 2004, we successfully completed our initial public offering of ordinary shares, raising approximately US$168,221,000, net of issuing expenses. Following our initial public offering, our ordinary shares became listed on GEM and ADSs representing our ordinary shares became listed on The Nasdaq Global Market, or Nasdaq.

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

Treasure Base

On August 11, 2004, we and our wholly owned subsidiary, TOM Online Media Group Limited, or TOM Online Media, entered into a sale and purchase agreement with the shareholders of Treasure Base, a company established under the laws of the British Virgin Islands, and their respective owners to acquire the entire issued share capital of Treasure Base. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the combined after-tax profit of Treasure Base, will not exceed US$66,420,000. As at December 31, 2005, we had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. In March 2006, we paid the earn-out consideration, which was equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit which amounted to US$16,615,000. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

Because PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, Treasure Base conducts its operations through LingXun, which is owned by PRC citizens. Ling Xun provides entertainment, sports and lifestyle content via SMS in cooperation with major television broadcasters in China. In connection with our acquisition, Treasure Base has entered into a series of contractual arrangements with LingXun and its owners. For a discussion of the contractual relationships with LingXun, see “Item 7 — Major Shareholders and Related Party Transactions.”

Whole Win

On November 19, 2004, our wholly owned subsidiary, TOM Online Media, entered into a sale and purchase agreement with Key Result Holdings Limited, or Key Result, and the owners of Startone to acquire the entire issued share capital of Whole Win, a company established under the laws of the British Virgin Islands, which provides WAP services through Startone. Pursuant to the sale and purchase agreement, the aggregate purchase price payable, which is subject to various adjustments based on the 2004 net profit of Whole Win, was determined to be US$7,231,000. We made a cash payment of US$2,169,000 in December 2004, and the remaining balance of US$5,062,000 was paid in cash in 2005.

Because PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, Whole Win conducts its operations through Startone, which is owned by PRC citizens. Startone provides WAP services to PRC mobile phone users. In connection with our acquisition, Whole Win has entered into a series of contractual arrangements with Startone and its owners. For a discussion of the contractual relationships with Startone, see “Item 7 — Major Shareholders and Related Party Transactions.”

Indiagames

On February 24, 2005, our wholly owned subsidiary, TOM Online Games Limited, or TOM Online Games, acquired 76.29% of the outstanding shares of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India, for a total consideration of US$13,732,000. This investment was subsequently diluted to 62.42% when Cisco Systems Inc. and Macromedia Inc. acquired share interests in Indiagames. Following a management review of Indiagames and a desire to focus more exclusively on our core business activities in the PRC, our board of directors decided on December 29, 2006 to sell substantially all our equity interest in Indiagames and initiated actions to locate a buyer. Accordingly, results of Indiagames were separately presented as “Discontinued Operations” in the consolidated statements of operations for the years ended December 31, 2005 and 2006 and the assets and liabilities of Indiagames were classified as “held for sale” of the consolidated balance sheet as of December 31, 2006. The consolidated statements of operations for the year ended December 31, 2005 have been restated accordingly. On March 5, 2007, a binding term sheet was signed with a potential buyer of Indiagames, and a definitive agreement is still under negotiation.

Huan Jian Shu Meng Network Technology Limited

On January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huan Jian Shu Meng to acquire 75% of the entire issued share capital of Huan Jian Shu Meng for an aggregate consideration of RMB22,000,000 (equivalent to US$2,728,000 at the then-prevailing exchange rate) of which approximately RMB10,000,000 (equivalent to US$1,240,000 at the then-prevailing exchange rate) was injected as additional paid-in-capital. On August 23, 2006, through Beijing Lei Ting, we obtained an exclusive call option to purchase the remaining 25% of Huan Jian Shu Meng for US$2,400,000, exercisable at any time after two years from February 8, 2006. As of March 31, 2007, we had not exercised this option. Huan Jian Shu Meng operates the Internet website www.hjsm.net, which provides original Chinese novels to online readers. The investment in Huan Jian Shu Meng helped to increase traffic to our Internet portal, increase online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006 and in August 2006, we made payments of RMB21,000,000 (approximately US$2,612,000 at the then-prevailing exchange rate) and RMB1,000,000 (approximately US$116,000 at the then-prevailing exchange rate) respectively as the total consideration for the acquisition. We have determined that Huan Jian Shu Meng, a subsidiary of Beijing Lei Ting, is a variable interest entity as we are the primary beneficiary of this entity.

Gainfirst Asia Limited

On June 1, 2006, we acquired 100% of the equity interest in Gainfirst for a maximum consideration of RMB600,000,000 (approximately US$75,000,000 at the then-prevailing exchange rate). Through a series of contractual arrangements, Gainfirst is the primary beneficiary of Beijing Infomax, a wireless Internet services company with an extensive TV distribution network. Beijing Infomax holds an exclusive 5-year license with CCTV2, a national economic news and lifestyle TV channel, to provide wireless interactive services for programs shown on the channel. CCTV2’s programs include the popular programs “Dream China” and “6+1.” The acquisition helped us to strengthen our market position in the wireless Internet value-added services business in China.

In August 2006, we paid an initial consideration of RMB150,000,000 (approximately US$18,750,000 at the then-prevailing exchange rate). During 2007, we expect to make a cash payment of RMB93,991,000 (approximately US$12,037,000), which is equal to 3.5 times Gainfirst’s 2006 estimated adjusted combined after-tax profit minus initial consideration, as payment of the 2006 earn-out consideration. A final earn-out consideration is payable in 2008, and will be equal to either three times (if the 2007 adjusted audited combined after-tax profit is less than RMB65,000,000) or four times (if the 2007 adjusted audited combined after-tax profit is equal to or more than RMB65,000,000) Gainfirst’s 2007 adjusted audited combined after-tax profit plus adjusted 2006 earn-out consideration, minus consideration previously paid up to the final payment.

Because PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, Gainfirst conducts its operations through Beijing Infomax, which is owned by PRC citizens. In connection with our acquisition, Gainfirst has entered into a series of contractual arrangements with Beijing Infomax and its owners. For a discussion of the contractual relationships with Beijing Infomax, see “Item 7 — Major Shareholders and Related Party Transactions.”

Recent Developments

Our directors and those of our parent, TOM Group, jointly announced on March 9, 2007 that TOM Group requested our board of directors to put forward a proposal for our privatization by way of the Scheme, under Section 86 of the Companies Law of the Cayman Islands. Details of the Scheme were set forth in a Scheme Document that was dispatched on or about April 30, 2007 to holders of our ordinary shares, our ADSs and options in our ordinary shares. This transaction constitutes a “going private” transaction for purposes of Section 13e-3 of the Exchange Act.

An Independent Board Committee, comprising Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui, was appointed to make recommendations to the shareholders, ADS holders and option holders in respect of TOM Group’s proposals. An independent financial adviser, ING Bank N.V., was engaged to advise the Independent Board Committee. The recommendations to our security holders by our Independent Board Committee and the reasons for those recommendations are set forth in the Scheme Document, which also contains a letter from the independent financial adviser setting forth its view and recommendations in respect of the proposals. The Scheme Document was filed under cover of a Schedule 13E-3, which can be obtained without charge at www.sec.gov. Our security holders should read the Schedule 13E-3, as amended, as they contain important information about the Scheme, the Independent Board Committee’s recommendations, the advice of the independent financial adviser and other related matters.

Under the Scheme, in exchange for HK$1.52 in cash for each share, all of our ordinary shares, including those underlying our ADSs, other than those held by TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited will be cancelled, resulting in a reduction of our issued share capital. We will issue new shares in the same number as that of the cancelled shares to TOM Group or a subsidiary of TOM Group as TOM Group may direct. TOM Group has also proposed to acquire for cancellation all of the outstanding share options granted under our pre-initial public offering share option plan and our share option scheme, both adopted on February 12, 2004. If approved, upon completion of the Scheme, we will be approximately 90.002% owned by TOM Group, approximately 4.999% owned by Cranwood Company Limited and its subsidiaries, Handel International Limited and Schumann International Limited, and approximately 4.999% held by Devine Gem Management Limited, assuming no outstanding share options are exercised. Each of Cranwood, Handel, Schumann and Devine Gem is controlled by Ms. Chau Hoi Shuen.

The meetings to vote on the Scheme and TOM Group’s proposals in connection with the Scheme originally were scheduled for June 8, 2007. However, TOM Group and we proposed that such meetings be adjourned to a later date so that our shareholders and holders of our ADSs would have additional time to consider the Scheme. The meetings have been adjourned to August 10, 2007. TOM Group and we propose to issue in early to mid-July a supplement to the Scheme Document, which will include, among other things, a revised expected timetable and notices for the meetings to approve the Scheme.

If the Scheme is approved by our shareholders other than TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, who are deemed related parties under the rules of the Hong Kong Stock Exchange, and becomes effective, we understand that TOM Group will cause us to apply to the Hong Kong Stock Exchange to withdraw the listing of our ordinary shares on GEM, and to Nasdaq to withdraw the listing of our ADSs, and will also cause us to file a Form 15F with the SEC to request that our reporting obligations under the Exchange Act be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of our ordinary shares in the United States to fall below 300 or otherwise cause us to become eligible for de-registration.

Our Corporate Structure

Our corporate structure consists of 45 entities. The chart below sets forth our corporate and share ownership structure as of March 31, 2007.

HK = Hong Kong
CI = Cayman Islands
PRC = People's Republic of China
BVI = British Virgin Islands
TOM Group Limited (CI)
65.73%
TOM Online Inc. (CI)
100%
TOM Online Media Group Limited (BVI)
TOM Online Games Inc. (BVI)
Beijing Super Channel Network Limited (PRC)(2)
Shanghai Super Channel Network Limited (PRC)
Treasure Base Investments Limited (BVI)
Ceng Dong Yi (Beijing) Technology Company Limited (PRC) (2)
Beijing LingXun Interactive Science Technology and Development Company Limited (PRC) (1)
Whole Win Investments Limited (BVI)
Heng Dong Wei Xin (Beijing) Technology Company Limited (PRC)
Startone (Beijing) Information Technology Company Limited (PRC) (1)
Gainfirst Asia Limited (BVI)
Beijing Dong Kui Lin Information Technology Limited (PRC)
Beijing Bo Xun Rong Tong Information Technology Company Limited (PRC) (1)
Advanced Internet Services Limited (HK)
Shenzhen Freenet Information Technology Company Limited (PRC) (1)
Laurstinus Limited (BVI)
TOM.COM (China) Investment Limited (PRC)
70%
Beijing GreaTom United Technology Company Limited (PRC) (5)
20%
Lahiji Vale Limited (BVI)
Beijing Lei Ting Wan Jun Network Technology Limited PRC (1) (3)
Beijing Lahiji Technology Development Limited (PRC) (2)
Beijing Huan Jian Shu Meng Network Technology Limited (PRC)
75%
Beijing Shentong Wangfei Technology Co., Ltd. (PRC)
80%
Bright Horizon Enterprises Limited (BVI)
Puccini International Limited (CI)
Puccini Network Technology (Beijing) (PRC) (2)
Beijing Lei Ting Wu Ji Network Technology Company Limited (PRC) (1) (4)
TOM Global Inc. (CI)
TOM Online Games Limited (Mauritius)
62.42%
Indiagames Limited (India)
TOM Online (HK) Limited (HK)
TOM.COM Group Limited(BVI)
TOM Telecom VAS Group Limited (BVI)
TOM Online Telecommunications Limited(BVI)
Leader Union Holdings Limited (BVI)
51%
TOM Eachnet PRC Holdings (BVI) Inc. (formerly eBay PRC Holdings (BVI) Inc.) (BVI)(6)
TOM Eachnet Holdings (BVI) Inc. (formerly eBay (BVI) Holdings Inc.) (BVI) (6)
Beijing Yi Lian Tong He Information Technology Company Limited (PRC) (1)(6)
eBay Eachnet Network Information Services (Shanghai) Co., Ltd. (PRC)(2)(6)
TOM Function Limited (BVI)
TOM Online (BVI) Limited (BVI)
51%
Tel-Online Limited (CI)
TOM Online Payment Limited (BVI)
TOM Online Marketplace Limited (BVI)

(1)	We do not have any ownership interest in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Beijing Infomax or Beijing Yi Lian Tong He. Through certain of our subsidiaries and a jointly controlled entity, we have entered into a series of contractual arrangements with these entities and their respective shareholders.
(2)	We or our intermediary holding companies registered outside of PRC have equity ownership in Beijing Super Channel, Beijing Lahiji Technology Development Limited, or Lahiji, Puccini, Ceng Dong Yi (Beijing) Technology Company Limited, or Ceng Dong Yi, Heng Dong Wei Xin (Beijing) Technology Company Limited, or Heng Dong Wei Xin, Beijing Dong Kui Lin Information Technology Limited, or Dong Kui Lin and eBay Eachnet Network Information Services (Shanghai) Co., Ltd.
(3)	Mr. Wang Lei Lei, our chief executive officer and an executive director of our company, owns 20% of the equity interest in Beijing Lei Ting. He is also the chairman of the board of directors and president of Beijing Lei Ting.
(4)	Mr. Fan Tai, an executive director of our company, owns 20% of the equity interest in Wu Ji Network.
(5)	The remaining 10% equity interest in GreaTom is held by Great Wall Technology Company Ltd., a PRC company whose shares are listed on the main board of the Hong Kong Stock Exchange.
(6)	We do not have unilateral control over these entities and account for their results using equity method of accounting.

PRC regulations currently restrict foreign ownership of companies that provide Internet telecommunications services, which include wireless Internet services and Internet content services. See also “Regulation.” To comply with PRC regulations, we conduct substantially all of our operations through our PRC operating companies, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Beijing Infomax and Beijing Yi Lian Tong He, each of which is wholly owned by PRC citizens and incorporated in the PRC. In addition, we do not have any equity interest in these seven operating companies but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which certain of our wholly owned subsidiaries and a jointly controlled entity have entered into with these companies and their respective shareholders as described below. For a description of each of those agreements, see “Item 7 — Major Shareholders and Related Party Transactions.”

As part of these contractual arrangements, our intermediary holding companies entered into loan agreements with certain shareholders of our PRC operating companies pursuant to which long-term loans were provided to those shareholders to be invested exclusively in the working capital of those companies. The shareholders have also agreed to repay those loans only in the form of the transfer of all of their interest in those companies to either our intermediary holding companies or their designees, including in the circumstances when (i) current restrictions on foreign ownership in those entities are lifted under PRC law, (ii) those shareholders commit a criminal offense, (iii) any third party raises against those shareholders a claim over RMB500,000, or (iv) the shareholders die or become incapacitated.

Our PRC operating companies and their shareholders have also entered into exclusive share option agreements with the intermediary holding companies. Pursuant to these agreements, each shareholder of our PRC operating companies granted an exclusive option to the relevant intermediary holding company to purchase all or part of such shareholder’s equity interest in the relevant PRC operating company in accordance with PRC laws, and covenanted not to encumber those equity interests in any way other than as permitted by our intermediary holding companies.

In addition, our wholly owned subsidiaries and a jointly controlled entity entered into certain business operation agreements with our PRC operating companies and their respective shareholders. Pursuant to these agreements, our wholly owned subsidiaries agreed to guarantee the performance of our PRC operating companies under their operations-related contractual arrangements with third parties. In return, each of our PRC operating companies pledged to our wholly owned subsidiaries its accounts receivables and assets. In addition, each of our PRC operating companies and their respective shareholders agreed to appoint individuals designated by our wholly owned subsidiaries to the management team of the PRC operating companies, and to refrain from taking certain actions that may materially affect those companies’ operations, including lending or assuming any obligation of any third parties or selling or transferring any assets to any third parties, without the prior written consent of our wholly- owned subsidiaries or their designees. Each of the shareholders of our PRC operating companies also executed an irrevocable power of attorney in favor of individuals designated by our wholly owned subsidiaries, some of whom also hold senior management positions at those companies as appointed by our wholly owned subsidiaries under the business operations agreements. Pursuant to those powers of attorney, those individuals have full power and authority to exercise all of each shareholder’s rights with respect to such shareholder’s interests in the relevant PRC operating company.

Our wholly owned subsidiaries entered into exclusive technical and consulting services agreements with each of our PRC operating companies. Pursuant to these exclusive technical and consulting services agreements, our wholly owned subsidiaries provide technical and consulting services to our PRC operating companies in exchange for services fees, which amount to substantially all of the net income of those companies. Each of the shareholders of our PRC operating companies also entered into equity pledge agreements with our wholly owned subsidiaries. Pursuant to these equity pledge agreements, each shareholder pledged such shareholder’s interest in the relevant PRC operating company for the performance of such company’s payment obligations under its respective exclusive technical and consulting services agreement.

As a result of these contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in, our seven PRC operating companies, and we consolidate their results of operations in our historical consolidated financial statements. See also “Item 5 — Operating and Financial Review and Prospects — Overview.”

Set forth below is a chart illustrating the flow of benefits and obligations among our intermediary holding companies, our wholly owned subsidiaries, our PRC operating companies, and their shareholders under those agreements.

TOM Online Inc.
Equity Ownership
Shareholders of
Beijing Lei Ting Wan Jun Network Technology Limited
Shenzhen Freenet Information Technology Company Limited
Beijing Lei Ting Wu Ji Network Technology Company Limited
Beijing LingXun Interactive Science Technology and Development Company Limited
Startone (Beijing) Information Technology Company Limited
Beijing Bo Xun Rong Tong Information Technology Company Limited
Beijing Yi Lian Tong He Information Technology Company Limited
Lahiji Vale Limited
Advanced Internet Services Limited
Puccini International Limited
Treasure Base Investments Limited
Whole Win Investments Limited
Gainfirst Asia Limited
TOM Eachnet Holdings (BVI) Inc.
(intermediary holding companies)
Share Options
Loans
Equity Pledge
Power of Attorney
Equity Ownership
Equity Ownership
Beijing Lei Ting Wan Jun Network Technology Limited (1)
Shenzhen Freenet Information Technology Company Limited (2)
Beijing Lei Ting Wu Ji Network Technology Limited
Beijing LingXun Interactive Science Technology and Development Company Limited
Startone (Beijing) Information Technology Company Limited
Beijing Bo Xun Rong Tong Information Technology Company Limited
Beijing Yi Lian Tong He Information Technology Company Limited
Guarantee of Performance
Technical and Consulting Services
Management Rights
Service Fees
Beijing Super Channel Network Limited
Beijing Lahiji Technology Development Limited
Puccini Network Technology (Beijing) Limited
Ceng Dong Yi (Beijing) Technology Company Limited
Heng Dong Wei Xin (Beijing) Technology Company Limited
Beijing Dong Kui Lin Information Technology Limited
eBay Eachnet Network Information Services (Shanghai) Co., Ltd.

(1)	In addition to Beijing Superchannel, Lahiji also provides technical and consulting services to Beijing Lei Ting in exchange for service fees.

(2)	In addition to Beijing Superchannel, GreaTom also provides technical and consulting services to Shenzhen Freenet in exchange for service fees.

In the opinion of our PRC legal counsel, Jun He Law Offices, the ownership structures of our PRC operating companies and our subsidiaries incorporated in China, and contractual agreements among, certain of our wholly owned subsidiaries and our PRC operating companies and their shareholders as described in the chart above are in compliance with all existing PRC laws, rules and regulations and are enforceable in accordance with their terms and conditions, and subject to the applicable laws at the time of the enforcement, including, without limitation, that the enforcement of pledge of shares or assets will be subject to the relevant registration of such pledge, and that the enforcement of loan agreements will be subject to the foreign debt registration requirement. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations, including without limitation, the Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors issued on August 8, 2006 and the MII regulations of July 13, 2006. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with our PRC operating companies due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with our PRC operating companies may not be as effective in providing operational control as direct ownership of these businesses” and “— Regulation — General.” As discussed in those risk factors, there may be certain circumstances that will cause us to lose the benefit and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information concerning our principal capital expenditures for the previous three years and those currently in progress. We have not undertaken any significant divestitures.

General Information

Our principal executive office is located at 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738. Our telephone number at this location is (8610) 6528-3399. In addition, we also have substantial offices located at Beijing Economic Technology Development Zone, Room 610, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176 and Tower C, Webok Times Center, 17 South Zhongguancun Street, Haidian District, Beijing China. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our primary website address is www.tom.com. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Business Overview

We are one of the leading wireless Internet companies in China by revenues, based on our comparison of our revenues with the publicly disclosed revenues of our competitors. We operate one of China’s most trafficked online properties, as measured by average daily page views, according to iResearch, a market research firm. We seek to provide wireless Internet services that are relevant and essential to young consumers, with a focus on entertainment, lifestyle and sports products and services. We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with mobile phone manufacturers, users’ mobile phones and traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population that has mobile phones but not necessarily Internet access, (2) our operational excellence, which allows us to provide high quality products and services to both our mobile operator partners and end users, (3) our acquisition and development of quality content and services tailored for the mobile phone, and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features by establishing the TOM-Skype joint venture, which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused on providing Internet-based content and services to users through our websites. We began providing wireless Internet data services to mobile phone users through the networks of China Mobile and China Unicom in the second half of 2001. Wireless Internet services accounted for approximately 90.7% of our total revenues in 2006, down from 93.9% of our total revenues in 2005.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. From 2004 to 2006, our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China, and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers from such industries as online auctions, consumer electronics, high-tech products, consumables and fashion who wish to target our young audience. Our advertising revenues accounted for approximately 7.9% of our total revenues in 2006, up from 5.5% of our total revenues in 2005.

Our other business mainly includes online games, e-commerce and fee-based e-mail services. Prior to 2005, our others business consisted mainly of providing technical and consulting services, including purchasing and installing computer hardware for customers. In 2006, our others revenue accounted for approximately 1.4% of our total revenues, up from 0.6% of our total revenues from 2005.

In 2004, we invested approximately US$1,494,000 in Sichuan Great Wall Software Group, or Sichuan Great Wall, a leading software developer and application provider for mobile telephones, in order to facilitate our transition from 2.5G products and services, consisting of WAP and location-based services, to 3G products and services. Sichuan Great Wall focuses on developing wireless applications based on JavaTM and BREW technologies. QUALCOMM Incorporated and IDG Technology Venture Investment also participated in this round of investment in Sichuan Great Wall. As of December 31, 2006, we owned approximately 13.95% of the equity interest in Sichuan Great Wall.

In August 2005, jointly with Skype Technologies, S.A., or Skype, we established Tel-Online Limited, or Tel-Online, a Cayman Islands incorporated company, to develop next-generation communication services in the mainland China market. Tel-Online offers instant messaging and chat functions to registered users in the PRC. We conducted sustained marketing activities relating to the TOM-Skype service during 2006. As of March 31, 2007, there were more than 35.5 million registered TOM-Skype users, up from the 7.43 million registered users at the end of December 31, 2005. We plan in 2007 to focus on attracting more registered users and continue promoting paid services over the TOM-Skype platform. As of December 31, 2006, we owned 51% of Tel-Online. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations under “other business” in our consolidated financial statements.

On September 13, 2005, we entered into an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer mobile payment products to Chinese consumers and merchants. Under the terms of our alliance with UMPay, we will receive a percentage of the fees that merchants will pay to UMPay for mobile payment services, such percentage to be specified in a supplemental agreement into which the parties will enter. For the year ended December 31, 2006, our alliance with UMPay generated revenues of US$32,000. We do not expect material revenues from this alliance in the near term. We reflect the results of our alliance with UMpay under “other business” in our consolidated financial statements.

On February 1, 2007, we established a joint venture online and wireless Internet auction and marketplace company, TOM Eachnet PRC Holdings (BVI) Inc., in which we hold a 51% stake and eBay holds a 49% stake. eBay provided initial funding of US$40,000,000 in February 2007, and we have agreed to provide an initial shareholder’s loan in the amount of US$20,000,000 when such loan is needed. If this initial funding and initial shareholder’s loan have been fully utilized and we and eBay agree that additional funding is needed, we and eBay will each provide shareholder’s loans, in equal proportions, not to exceed US$10,000,000 in the aggregate. EBay has injected into the joint venture its subsidiary, eBay Eachnet Network Information Services (Shanghai) Co. Ltd.,

which operates an online auction and marketplace business in China, and we will contribute our local industry expertise, management services, technology and brand. We will account for this joint venture using the equity method of accounting starting from February 1, 2007.

Our Business

Our primary business activities are wireless Internet services and online advertising. Our Internet portal that contains our content is the foundation and gateway for our primary business activities. Users can access our content through their mobile phones using various services, such as SMS, MMS, WAP, IVR and CRBT services, as well as through our websites using their personal computers. In addition, users were able to access our wireless services through over 400 television channels as of December 31, 2006.

We aggregate content from other providers as well as produce our own content. Our content is edited, redesigned and repackaged through our content management system for our different products and services. Our experienced team of editors and producers focuses on selecting information from our content sources that will attract the younger generation of consumers. We obtain content for our various channels from third-party suppliers, the public domain, freelance writers and in-house writers, which enables us to provide a wide range of content offerings that target young and trendy users. Moreover, we have exclusive rights over the content produced by our freelance and in-house writers, as well as some of the content produced by third parties through our licensing agreements. In 2006, we increased our proprietary content production by increasing the number of our freelance and in-house writers and by acquiring content providers and/or other content aggregators. As of December 31, 2006, we had more than 210 freelance writers and approximately 270 external content suppliers. We contract with our content providers to use their content for a fixed licensing fee, for a share of revenue or in exchange for access to our content. These arrangements are usually short-term and not exclusive, except for the content specifically produced for us by our freelance writers and our in-house writers as well as certain third parties.

The following table sets forth the revenues attributable to our various business activities for the periods indicated:

	For the year ended December 31,
	2004	2005 (restated(1))	2006
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services(2)	112,880	157,833	152,637
Online advertising	7,583	9,210	13,279
Others(3)	2,257	1,025	2,449

Total revenues	122,720	168,068	168,365

(1)	Financial data in 2005 have been restated as revenue from mobile games products of Indiagames has been separately presented under “Discontinued Operations.”
(2)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the services of LingXun, Startone and Beijing Infomax are included beginning as of August 11, 2004, November 19, 2004 and June 1, 2006, respectively.
(3)	During the years ended December 31, 2005 and 2006, consists primarily revenue from online games, e-commerce and fee-based email services; during the year ended December 31, 2004, consists primarily of revenue from technical and consulting services, including purchasing and installing computer hardware for customers. We gradually phased out our commercial enterprise solutions business from 2003 to 2005.

Wireless Internet Services

Our wireless Internet services include wireless Internet data services and wireless Internet voice services. We launched our wireless Internet data services business in the second half of 2001, and on November 19, 2003, we acquired Puccini, which provides wireless Internet voice services through Wu Ji Network. We also provide wireless Internet services through Treasure Base, Whole Win, Indiagames and Gainfirst and their respective PRC operating companies.

Wireless Internet Data Services

Our wireless Internet data services include SMS, MMS, WAP and mobile games. In 2006, the majority of our wireless Internet data services revenue was derived from our music and entertainment services. Our entertainment, music, information and community-oriented products include news headlines, sports news, games, chatrooms and wallpaper. We deliver these products to customers’ mobile phones from our Internet portal and through other distribution channels such as mobile handsets, television and radio. Our users can order our products on a per download basis or subscribe to our products on a monthly basis.

Products and Services. Our wireless Internet data products include download, information and community-oriented products.

•

Download products. User can download ring tones, ring-back tones, wallpaper to serve as background for their mobile phone display, pictures, logos, games and screen savers from our Internet portal onto their mobile phones or to send to other mobile phone users. Users may choose to download such products on a per message basis or subscribe to receive new downloads on a regular basis.

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

We provide our wireless Internet data products through our SMS, MMS and WAP technology platforms.

•

Short Messaging Services (SMS). SMS allows users to access our download and information products, such as news headlines, sports news, games, ring tones, and wallpaper, through their mobile phones. Users are also able to interact with other users by subscribing to our community-oriented products. In 2006, our SMS revenue accounted for approximately 39.4% of our total wireless Internet services revenue.

•

Multimedia Messaging Services (MMS). MMS is a technology which is an extension of SMS technology, but instead of being able to send just text, MMS allows for sound, images and other multimedia content to be sent as well. As a result, MMS enables users to download colorful pictures and advanced ring tones as well as transmit more data in a single message. In 2006, our MMS revenue accounted for approximately 8.2% of our total wireless Internet services revenue.

•

Wireless Application Protocol (WAP). WAP allows users to browse content in a more user-friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP uses General Packet Radio Service or GPRS technology and allows users to download pictures, logos, wallpaper, interactive games, ring tones and other Internet content. We launched our WAP services in May 2002. In 2006, our WAP revenue accounted for approximately 19.1% of our total wireless Internet services revenue.

The following table sets forth the number of subscribers for our wireless Internet data services business as of the dates indicated:

	December 31, 2005	December 31, 2006
	(in millions)
SMS subscribers	92.3	55.9
MMS subscribers	2.3	2.0
WAP subscribers	18.6	27.3

Despite the decline in the numbers of SMS and MMS subscribers in 2006 as a result of changes in China Mobile and China Unicom subscription policies as described herein, we believe that China’s wireless Internet data services market will grow over the long term as its mobile telecommunications market expands, mobile telecommunications operators continue to promote wireless Internet data services and users become more receptive to such services. We also believe some of the policies introduced by the Chinese government and mobile operators in 2006 will help create a more regulated environment for the healthy development of the industry, although they may have a temporary negative impact on certain portions of our business.

Wireless Internet Data Services Cooperation Arrangements. We have established cooperation arrangements with mobile telecommunications operators, mobile phone producers, other distribution partners and third-party content providers in connection with our wireless Internet data services business. In 2006, we continued to establish new promotion arrangements with other distribution partners pursuant to which they promote our products through their channels.

We provide our wireless Internet data services through China Mobile’s MonternetTM and China Unicom’s UNI-InfoTM platforms pursuant to revenue-sharing agreements that we have entered into with these mobile telecommunications operators. China Mobile and China Unicom control the mobile telecommunications networks through which most wireless Internet data services are currently provided to mobile phone users in China. Our close working relationships with China Mobile and China Unicom are critical to the operation and continued development of our wireless Internet data services business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.” As of December 31, 2006, we had entered into approximately 130 cooperation and revenue sharing agreements with various provincial subsidiaries of mobile telecommunications operators to provide wireless Internet data services to mobile phone users, to research and develop new wireless data technologies and to promote the use of wireless Internet data services in China. In particular, we were the first wireless Internet data services provider to jointly develop and launch MMS services, and one of the first to offer WAP services with China Mobile. In addition, we have jointly promoted wireless Internet data services with China Mobile, which is generally more cost effective than promoting these services through traditional advertising. We have held a number of joint promotional events with China Mobile every year since 2002.

We have also established cooperation arrangements with mobile phone producers, such as Nokia, Samsung, Motorola and SonyEricsson, which manufacture select handset models with a wireless Internet services icon pre-loaded into the handset’s menu that enables users to access our wireless Internet services directly from their mobile phones. Pursuant to an MII notice that was issued on April 11, 2007 and took effect June 1, 2007, mobile phone producers can no longer embed our wireless Internet services icon into the handset menu in such a way that the icon cannot be deleted by consumers. Mobile phone producers are still permitted to pre-load our icons into the handset menus as long as consumers are able to delete the icons if they wish, and we are altering our arrangements with the mobile phone producers to comply with the MII notice. Furthermore, in the past, China Mobile entered into its own strategic alliances with selected mobile phone producers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s MonternetTM wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has started to promote only its own wireless value-added service products in such menus and not those of us or other third-party value-added service providers. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Industry — The Internet industry is highly regulated by the PRC government. If we fail to obtain or maintain all pertinent permits and approvals or if the government changes existing regulations or imposes new ones, our business operations may be materially adversely affected.”

We also have entered into joint marketing programs with mobile phone producers to target young users, such as campus roadshows. Such partnerships have led to cooperation relationships in which the mobile phone producers become our online advertising clients.

Fees and Revenue Sharing. We establish the fees for our wireless Internet data services in consultation with mobile telecommunications operators in China. We share the revenue from these fees with the mobile telecommunications operators, content providers, mobile phone producers and other distribution partners. We also pay a transmission fee to the appropriate mobile telecommunications operator with respect to messages that we send through its wireless Internet services platform.

The mobile telecommunications operators establish standards within which wireless Internet data services providers are able to set the fees for their services. These standards are filed with the MII by the mobile telecommunications operators. In accordance with these standards, we charge our users content fees on either a per-message or a monthly subscription basis. Both our per-message and our monthly subscription content fees vary for our different wireless data products and services.

Pursuant to our revenue-sharing agreements with the subsidiaries of China Mobile, generally we receive 85% of the content fees for wireless Internet data services that we provide to users through China Mobile’s MonternetTM platform. In addition, for services other than WAP services, China Mobile deducts a transmission fee from our portion of the content fees. Such transmission fee is charged on a per message basis as set forth in the table below. The amount of such transmission fee is different for SMS and MMS services and varies depending on the volume of wireless data messages sent. Generally, the term of these revenue-sharing agreements is twelve months.

Pursuant to our revenue-sharing agreements with China Unicom, China Unicom deducts from the monthly revenue due to us a fee for bad debts, and in the case of SMS services, China Unicom also deducts transmission fees on a per-message basis. Pursuant to the new revenue-sharing arrangement announced by China Unicom in 2007, starting from April 1, 2007, we receive 80% of the monthly revenue China Unicom actually received instead of 80% of the monthly revenue receivable after deducting a fee of up to 8% for bad debts. As a result, the amount of monthly revenue we collect from China Unicom after April 1, 2007, could be greater or smaller than the amount we received prior to April 1, 2007, depending on the actual level of bad debts experienced by China Unicom. In 2006, we generally received, after the deduction of fees, about 75% and 55%, respectively, of the receivable content fees for WAP and SMS services that we provided to users through China Unicom’s platform, compared to 75% and 60% in 2005. Generally the term of our revenue-sharing agreements with China Unicom is twelve months.

The following table sets forth our principal fees and revenue-sharing arrangements with China Mobile’s subsidiaries and China Unicom as of December 31, 2006. The percentage of revenue we share with the mobile telecommunications operators may be increased or decreased, based on negotiations between the mobile telecommunications operator and us on the terms, including whether we agree to bear the credit risk of end users.

	Content fee			Transmission Fee
	Fee per message	Fee per monthly subscription	Our share before transmission fees, bad debts and other fees	Fee per message
	(in RMB(1), except percentage)
SMS (China Mobile)	0.10–2.00	3.00–30.00	85%	0.05–0.08
SMS (China Unicom)	0.05–2.00	4.50–30.00	80%	0.05
MMS (China Mobile)	0.50–4.00	5.00–30.00	85%	0.15–0.20
WAP (China Mobile)	1.00–2.00	3.00–8.00	85%	0
WAP (China Unicom)	1.00–2.00	5.00–8.00	80%	0

(1)	Our per message and subscription-based content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB7.8041=US$1.00 on December 29, 2006.

China Mobile and China Unicom provide us with billing and collection services for our wireless Internet data services business. The fees for our services are incorporated into the mobile telecommunications operators’ invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile telecommunications operators, which indicate the amount of fees that were charged to users for wireless Internet data services that we provided. The migration of our wireless Internet data services onto China Mobile’s MISC platform was completed in 2006. MISC is a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet data services, including usage, transmission and billing information. Following the introduction of MISC, the discrepancy between our revenue estimates and the revenue calculated by China Mobile decreased slightly in 2006. For a description of our wireless Internet services revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Wireless Internet Services Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

From time to time, China Mobile, China Unicom or their provincial subsidiaries or MII may change their policies or guidelines toward Internet service providers, including us. For example, in 2004, some mobile telecommunications operators extended to three months the time it took them to pay us for services provided to consumers, up from the previous two months. Beginning in 2004, operators also have:

•	imposed stricter regulations over wireless Internet content and the quality of wireless Internet products and services, and

•	imposed various penalties on service providers in connection with their wireless Internet content and business practices.

For example, effective January 1, 2005, China Mobile changed its billing policy so that we can no longer collect revenue with respect to undeliverable MMS messages. Previously, MMS messages that were undeliverable because the recipient’s handset was turned off, out of the network service area or not equipped to handle MMS messages were forwarded to an Internet mailbox, and we were entitled to collect revenue in connection with the message. Following the adoption of this new policy, our MMS revenues decreased significantly, although they subsequently rebounded. In 2005, China Mobile also began canceling subscriptions of users who have not accessed their wireless Internet service subscriptions for a certain period of time or who fail to pay China Mobile or its provincial subsidiaries.

In July 2006, in accordance with a policy directive from MII, China Mobile began implementing new measures with respect to wireless Internet service subscriptions, including:

•	a one-month free-trial period for all new SMS, MMS and WAP subscriptions;

•	a requirement that new subscribers to wireless Internet services shall confirm twice, in response to reminders from China Mobile, that they wish to start subscriptions;

•

sending a reminder to existing subscribers about their subscriptions and fees they are being charged. Certain provincial subsidiaries of China Mobile including Guangdong Mobile, one of China Mobile’s largest subsidiaries, will not continue to charge existing subscribers unless they respond to such reminder notices by confirming their intent to subscribe; and

•	canceling WAP subscriptions that have been inactive for more than four months.

China Unicom also began requiring subscribers to wireless Internet services to double confirm their subscriptions during the quarter ended September 30, 2006. As a result of the 2006 policies, our SMS revenues decreased 25.1% during the third quarter of 2006 as compared to the second quarter and 33.6% during the fourth quarter of 2006 as compared to the third quarter. In addition, in May 2007, China Mobile introduced a new practice of sending fee reminders to its WAP service users when they request downloads of WAP pages onto their mobile handsets and seeking their confirmation before such download requests are processed. We expect this new practice to have a significant adverse effect on our WAP business in particular and our wireless value-added service business as a whole.

In late July 2005, China Unicom notified several major service providers, including Beijing Lei Ting, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice, China Unicom received complaints from users regarding Beijing Lei Ting’s provision of short messaging services, or SMS, in possible breach of certain conditions of the agreement with the mobile operator with respect to service failure and inaccurate billing. In September 2005, as a result of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom together with a fine of US$209,000. In addition, on June 5, 2007, the MII notified 265 service providers, including Beijing Lei Ting and Wu Ji Network, that certain of their business practice had failed MII’s annual performance review. Such service providers were required to rectify the problems before June 24, 2007 and submit a report to the MII detailing the measures they have taken to correct those problems. Beijing Lei Ting and Wu Ji Network were included in such notice because a small number of services they provided to mobile phone users did not match the service codes they were required to use. The problem arose because both companies had reshuffled certain product offerings after they submitted their annual business reports to the MII in December 2006. Since receiving the MII notice, both companies have rectified the problem and submitted reports to the MII prior to June 24, 2007.

We also share revenue from our wireless Internet data services with the mobile phone producers with whom we have cooperation arrangements. Pursuant to our revenue-sharing arrangements, mobile phone producers receive 50% to 70% of the revenue, net of transmission fees and payment commissions, that we receive from mobile telecommunications operators, with respect to wireless Internet data services that are accessed through the link to our Internet portal in the user’s handset. The terms of these agreements are generally for three years and relate to specific mobile phone models.

In addition, we entered into mutual promotion arrangements with other distribution partners such as television stations and radio broadcasters in 2006 for the placing of our products on their programs. Pursuant to these arrangements, we generally pay 40% to 60% of the revenue, net of transmission fees and payment commissions we receive from the mobile telecommunications operators in connection with the services delivered to users that utilize products on their programs. Such agreements are generally for terms of one to three years.

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

Wireless IVR Products and Services. Wireless IVR services allow users to access voice content from their mobile phones. We provide entertainment and other products through our wireless IVR services.

•

Entertainment products. Our wireless IVR entertainment products include music and celebrity voice greetings. In 2006, the majority of our wireless IVR services revenue was derived from our music and entertainment channels. During 2006, we continued to promote our “Wanleba” Internet music brand through music roadshows to different cities and university campuses. Wanleba is a music community that leverages the www.tom.com portal to allow singers and songwriters to take advantage of our mobile distribution channels.

•

Other products. Other products include sports-related products such as score updates for sports matches, community-oriented products such as chat and friend-finding services, and information products such as weather information.

We operate a recording studio in which we create all of our wireless IVR services content. We develop our own content for certain channels by utilizing content in the public domain and content developed in-house, and obtain content for other channels from third-party content providers on a revenue-sharing basis or by paying a fixed fee. We operated 27 channels as of December 31, 2006. The content we provide is subject to regulation by the PRC government. For a description of the regulations associated with our wireless IVR services business, see “— Regulation.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

We provide wireless IVR services on the China Mobile and China Unicom platforms. Pursuant to our revenue-sharing arrangements with China Mobile and China Unicom, we generally received 85% and 60%, respectively, of the fees we generated by providing IVR services over their platforms in 2006. Effective January 2007, China Mobile increased to 30%, from 15%, its share of such fees. This change in China Mobile’s share of our IVR fees resulted from China Mobile having centralized all IVR operations from different platforms such as our own platforms to its single nationwide platform.

During 2006, based on our internal records, approximately 28.3 million unique users accessed our wireless IVR services, compared with approximately 29.9 million unique users in 2005.

CRBT Services. We launched our CRBT tone services on the China Mobile and China Unicom platforms in January 2004 and April 2004, respectively. CRBT services allow mobile phone users to play music, sound or phrases to incoming callers. Users can download the services through the mobile telecommunications operators’ platforms.

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

Online Advertising

Our online advertising services, which we have been offering since 2001, consist of placing advertisements on our websites in various forms, such as banners, links logos and pop-up boxes. As we provide various free online services on our websites and because users access our wireless Internet data services through our websites, our user traffic on our websites has increased, which makes our online advertising services more attractive to advertising clients. Prior to our 2003 reorganization, our offline advertising business accounted for the majority of our advertising revenue, but following our reorganization, the offline advertising business is no longer part of our company.

In 2006, our online advertising business grew as both the number of our advertising clients and the average size of contracts continued to expand. Some of our major advertisers during 2006 included General Motors Corp., eBay Inc., Lenovo Group, SonyEricsson Mobile Communications AB and Nokia Corporation. We expect our online advertising business to further expand as we attract more user traffic to our websites by offering products and services that appeal to young and trendy users, seek cross-selling opportunities and focus our sales and marketing efforts to develop our online advertising and directory listings businesses. Users who use our wireless Internet data services also increase our website traffic, thereby making our websites more attractive to online advertisers.

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

Others

Our other business mainly includes online games, e-commerce and fee-based e-mail services. From 2001 through 2004, our other business included our commercial enterprise solutions business, which provided technical and consulting services for the Internet-related needs of our clients such as purchasing and installing computer hardware and software. We began to phase out our commercial enterprise solutions business in the second half of 2003. In 2006, revenues from paid e-mail services, online games and other business, accounted for approximately 1.4% of our total revenues.

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

Our Content

To support our primary business activities, we provide various content and services through our websites, which include about 56 content channels, instant messaging software, various chat rooms, Internet navigational and search capabilities and both basic free e-mail and advanced fee-based e-mail. As of December 31, 2006, we had approximately 33.5 million registered users of our free e-mail services. Our primary website address is www.tom.com. In addition, we began in January 2006 to provide an online literature service through our acquisition of a 75% stake in Huan Jian Shu Meng, which provides original Chinese novels to readers at its website www.hjsm.net.

Although we provide a comprehensive range of content channels on our websites, we focus on channels that are targeted at young and trendy users, such as our sports, entertainment, automobile, music and women channels. Our entertainment channel appeals to young users interested in information about celebrities, music news, album reviews, artist biographies, movie news and special features. Our sports channel attracts users with an interest in up-to-the-minute news, real-time statistics and scoring, localized and global coverage of sporting events and an online sports community. On March 29, 2006, we announced an exclusive strategic partnership agreement with Titan Sports, one of China’s largest sports newspapers, to launch a new sports channel titan.tom.com and cooperate on a number of long-term initiatives. The strategic cooperation allows us to use such newspaper’s content in our online and wireless services. From time to time we also carry out joint promotions. In 2007, the paper’s editorial staff has started writing news blogs on our website.

Our primary content channels include:

News	Provides comprehensive, up-to-the-minute information on national and international news from newspapers, magazines, television stations and other information providers throughout China, as well as a chat room discussion of news events and issues. Our news content sources include traditional news sources, such as People’s Daily, Xinhua News Agency, China Daily, Reuters, individual freelancers with whom we have contracted and our internal staff writers.

Sports	Covers the latest in national and international sports headlines and statistics, including events such as the FIFA World Cup 2006, Asian Games, China Open tennis tournament, table tennis world cup and selected National Basketball Association games.

Entertainment	Provides a mix of exclusive content, movie news and special features, including celebrity interviews, music reviews and photo galleries, as well as links to movie-related content in our portal.

Automobile	Offers information about buying and owning automobiles, such as pricing information, specification information and other research information.

Women	Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women, including beauty tips, fashion advice and health information.

Community	Offers a variety of communication and community tools, including chat rooms, dating services, electronic greetings, bulletin boards, free and fee-based e-mail and photo album channels, to enable members to easily communicate with other individuals with similar interests.

The table below sets forth the average daily website page views for our primary content channels for the periods indicated, as calculated by our internally developed software program.

	For the year ended
	2004	2005	2006
	(in millions)
News	15.2	35.0	28.6
Sports	13.1	21.4	37.3
Entertainment	12.7	15.5	17.7
Homepage	14.6	31.0	21.9
Automobile	8.5	17.2	10.7
Music	4.3	3.2	8.6
Women	8.4	7.2	9.8
Games information	9.8	8.6	4.0
Total	86.6	139.1	138.6

Our e-mail, chat and bulletin board services also generate significant daily page views for our website.

In addition to the content channels described above, we also provide our users with content channels that focus on technology, games, military affairs, horoscopes, art, culture, humor, finance, fashion, careers, real estate, health, flash downloads, pictures, education, greetings and shopping. Furthermore, each of our primary content channels contains various subcategories that cover a range of related topics. In 2006, we streamlined the number of content channels to 56 from 60 in 2005. The four channels now defunct or absorbed into other channels are childcare, school alumni networks, life and car quotes. We expect to continue to provide content that is more appealing to our audience through increased in-house development as well as through the acquisition of, and cooperation with, external content providers, and will continue to engage in discussions with external content providers that we believe may provide opportunities to increase and improve our content. We currently have about 273 external content providers.

Sales, Marketing and Customer Service

Sales

Our sales efforts focus primarily on our wireless Internet services and online advertising services. Our internal sales teams are responsible for the majority of our wireless Internet services and online advertising sales.

Our wireless Internet sales team is represented in all provinces and in major municipalities such as Shanghai. The sales team works closely with the provincial and municipal branches of mobile telecommunications operators to promote our wireless Internet services and to tailor such services to the local markets.

Our online advertising sales team provides business consultation and post-sale customer services, promotes pre-sale activities and furnishes performance tracking reports. Our online advertising sales team also manages our relationships with key clients and periodically reviews the performance of certain online advertisements on our portal in order to enhance the results of our online advertisements for our clients. The compensation package for our sales staff typically consists of a base salary plus sales commissions. Sales quotas are assigned to all sales personnel according to quarterly sales plans. Through our sales offices in Beijing, Shanghai and Guangzhou, we work directly with key clients that have significant advertising budgets and we organize specific sales teams to target certain industries in the northern, eastern and southern regions of China.

In 2006, we built new relationships with more advertising agencies to recommend our online marketing to their clients by offering rebate incentives to advertising agencies for bulk purchases. As some clients require all advertising business to be conducted through their advertising agencies, we target leading advertising agencies that service large corporations with substantial advertising budgets in key industries that we believe would benefit from online advertising.

Marketing

The focus of our marketing strategy is to generate and enhance awareness of our tom.com brand name and promote our products and services. In 2006, we spent about 44% of our marketing budget on promoting our brand and services. Those marketing activities included advertising on outdoor billboards, buses, in elevator ad panels and on television. We also held marketing events such as our annual Internet Entertainment Award Gala and FIFA World Cup promotion, advertised at trade events such as automobile shows and participated in conferences to increase awareness for our tom.com brand name.

We conduct frequent public relations events, such as product launching events, campus promotions, and product promotional events at which we offer awards to select participants to market our brand name and our products. Since our major target market is young and trendy users, we promote our products and services on college campuses throughout China. We also conduct market research in order to determine the interests of the young and trend-setting consumer in order to target the younger generation market. In addition, we utilize our online media platform to exchange our free online advertising services for traditional media coverage, such as newspapers, magazines and television, to promote our brand, products and services.

As of December 31, 2006, our sales and marketing department consisted of 83 full-time employees based in ten cities, including Beijing, Shanghai and Guangzhou.

Customer Service

Our customer service center handles calls, faxes and e-mails from our paid online services clients and wireless Internet data and voice services users, as well as inquiries forwarded from mobile telecommunications operators. Our customer service representatives also interact on a regular basis with, and provide training materials to, customer service representatives of mobile telecommunications operators to enhance our wireless Internet data and voice services. We have three regional call centers, which are located in Beijing, Shanghai and Guangzhou, and employed 38 full-time customer service representatives as of December 31, 2006. Our call centers operate 24 hours a day, seven days a week, and currently handle an average of more than 3,200 inquiries from our clients and users per day.

Customers and Suppliers

We collect our wireless Internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them was approximately US$111,900,000, US$157,719,000 and US$152,165,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

Our aggregate payments to China Mobile and China Unicom in the form of transmission fees incurred for SMS and MMS messages that we sent on through their wireless Internet platforms were approximately US$25,951,000, US$42,735,000 and US$40,234,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

Product Development

Our product development team refines and upgrades our current products and creates new and innovative products that utilize the latest technology. In addition, our product development team works closely with China Mobile’s research and development department to offer new products and services that meet China Mobile’s product specifications and timing criteria. As of December 31, 2006, our product development team consisted of 94 full-time employees, down from 147 in 2005, as a result of our cost control program in response to the negative impact of the new China Mobile and China Unicom policies with respect to wireless Internet subscription.

Our product development team includes engineers with a wide range of technical experience across platforms in the wireless telecommunications sector. It also creates innovative products that utilize new technologies, including 2.5G and 3G. In the second quarter of 2002, 2.5G services were officially launched in China. This technology enables wireless Internet service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data products. We have been engaged by mobile telecommunications operators to develop products and services that are compatible with more advanced technologies such as 3G.

In 2006, our product development team continued to work closely with the mobile telecommunications operators’ research and development departments to offer new products. We were the first wireless Internet service provider to develop and offer MMS and one of the first to offer WAP services. We believe that our timely delivery of new products and services that meet mobile telecommunications operators’ specifications has demonstrated our technical capabilities and strengthened our cooperative relationship with mobile telecommunications operators.

For our wireless Internet services, we plan to devote our product development team to enhance our 2.5G products and services, develop new services and applications for 3G and create more attractive and complex wireless applications, including mobile games and video downloads. In addition, we will continue to develop cooperative arrangements to improve our Internet portal technologies and service offerings.

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

We maintain most of our servers at the premises of Beijing Communication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers including Beijing Mobile Communication Company Limited, or Beijing Mobile, and Chongqing Mobile Communication Company Limited. We added servers in 2006 at approximately 10 China Telecom subsidiaries including in Beijing, Chengdu and Changsha. We believe that these hosting partners provide significant operating advantages, including an enhanced ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. We believe we will be able to increase our server capacity as needed to accommodate our growth in the future.

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

Wireless Internet Data Services

Competition is intense in China’s wireless Internet data services market as the barriers to entry are relatively low and the number of wireless data service providers is high. We are one of the leading wireless Internet data service providers in China by revenue and the only provider with top-three market share by revenue in each of MMS, WAP, SMS, IVR and CBRT services, according to Analysys International. Our primary competitors in the wireless Internet data services market include Sina.com, Sohu.com, Netease.com, Linktone.com, Kongzhong.com, Tencent.com, Rock Mobile, Beijing Longtech Company Limited, Beijing QTT Information Services Company Limited and Hurray.com. We may face increasing competition from these and other wireless Internet data services providers in China as they strive to improve their wireless Internet data services products and develop cooperation relationships with mobile phone producers. We compete with other wireless data service providers primarily on the basis of brand name, product and service offerings and content. We believe we have advantages over our competitors because of the close cooperation arrangements we have with leading mobile phone producers in China, our focus on the high-margin wireless Internet data services, our targeting of the young and trendy user base, our innovative product development team and our promotion and marketing programs.

Wireless Internet Voice Services

We are the leading provider of wireless IVR services in China in terms of revenue in 2006, according to Analysys International. Our competitors in the wireless IVR services sector include most of our competitors in wireless Internet data services. We believe that we have advantages over these competitors because we offer a range of products through more diversified distribution channels and are one of a few wireless IVR service providers that are also a leading Internet portal in China. We also indirectly compete with providers of fixed-line IVR services. Because of the localized nature of fixed-line telecommunications networks, however, a nationwide coverage of fixed-line IVR services would require a long distance telephone charge, which would be substantially higher than wireless IVR air-time charges. As a result, the fixed-line IVR services market is segmented along regional lines, while a single nationwide market exists for wireless IVR services.

The major competitors of our CRBT services include 5130.cn, qtt.cn, Sina.com, Tencent.com and A8.com. We believe we have advantages over our competitors because of our content development strategy, creative marketing programs and the large existing user base of our wireless Internet services.

Online Advertising

The online advertising industry is highly competitive. Since the beginning of 2003, we have focused on developing our online advertising services by leveraging our growing user base to compete with the leading Internet portals in China. Our primary competitors in the online advertising market include Sina.com, Sohu.com, Netease.com, Tencent, and Baidu. Some of our major competitors have a longer operating history and a more established track record in the online advertising business than we do. In addition, we believe the rapid increase in the number of Internet users in China has drawn and will continue to draw the attentions of large media companies to the Chinese online advertising market. For example, WPP Group PLC. has purchased Beijing Hua Yang Lian Zhong Advertising Co. and Focus Media has acquired Allyes Information Technology Company Limited in order to enter the Chinese online advertising market. As larger media companies tend to have greater bargaining power than smaller advertising agencies in the market, they may have the ability to drive online advertising margins lower in the future.

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

As of December 31, 2006, we had 1,208 full-time employees in China, compared to 1,037 and 828 as of December 31, 2005 and 2004, respectively. The table below sets forth the number of our China-based employees by function as of December 31, 2006:

	Our Employees
	Number	% of Total
Management	15	1.24
Sales and marketing	83	6.87
Technology and engineering	90	7.45
Research and development	94	7.78
Production	814	67.39
General and administrative	112	9.27

Total	1,208	100.00

As of December 31, 2006, we also had retained approximately 95 temporary employees as part-time employees, working mainly in Beijing.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Employee Benefits Plan

As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for our employees. We are required under PRC law to accrue for these benefits based on percentages ranging from 8.0% to 22.5% of the salaries, bonuses and certain allowances of our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount we accrued under our employee benefits plan was approximately US$1,121,000, US$2,086,000 and US$1,989,000 for the years ended December 31, 2004, 2005 and 2006, respectively. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amount of contributions we made for such employee benefit plans was approximately US$1,045,000, US$1,881,000 and US$1,908,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

We own certain domain names in association with the services provided by Shenzhen Freenet. In order to comply with a recent MII notice regarding trademark and domain name ownership by ICP license holders, the tom.com trademark and tom.com domain name have been assigned from Tom.com Enterprises Limited, a wholly owned subsidiary of our parent company, to Beijing Lei Ting, our wholly-owned subsidiary and one of our operating companies, by signing a deed of trademark and domain name assignment dated September 26, 2006. Under this deed, Tom.com Enterprises Limited assigns to Beijing Lei Ting, and Beijing Lei Ting accepts the assignment of, all of Tom.com Enterprises Limited’s rights, titles and interests in and to the tom.com trademark and tom.com domain name in consideration of the sum of US$1. In the event that Beijing Lei Ting ceases to be a wholly owned subsidiary, directly or indirectly, of us or if we cease to be a subsidiary, directly or indirectly, of TOM Group, Tom.com Enterprises Limited shall have the right to require, by notice in writing to Beijing Lei Ting, the assignment back to Tom.com Enterprises Limited of all of Beijing Lei Ting’s rights, titles and interests in and to the tom.com trademark and tom.com domain name at a consideration of US$1. Beijing Lei Ting undertakes that it will not sell, transfer, assign or otherwise dispose of all or any of its rights, titles and interests in and to all or any of the tom.com trademark and tom.com domain name to any third party without the prior written consent of Tom.com Enterprises Limited.

In the event that Beijing Lei Ting ceases to be a wholly owned subsidiary, directly or indirectly, of Tom Online Inc. or we cease to be a subsidiary of TOM Group, we may lose the right to use or have to renegotiate with our parent company or other trademark or domain name holder with respect to the license fee and terms of use of the trademark and domain name. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected if we lose the right to use or fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms in the event that such trademarks are assigned back to Tom.com Enterprises Limited.” Beijing Super Channel has granted each of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network a non-exclusive right to use the domain names and other intellectual property for a license fee. See “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions.” In addition, from time to time, we may need to license additional technologies in order to remain competitive in the dynamic Internet market.

Properties

Our principal executive office is located in approximately 4,742 square meters of office space at the 5th, 8th and 9th Floors, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Beijing, China. The leases will expire on December 14, 2009. We also lease substantial office space at Beijing Economic Technology Development Zone, Room 610, Tower C, No. 18 Xihuan Nan Lu, Beijing, China 100176 and Tower C, Webok Times Center, 17 South Zhongguancun Street, Haidian District, Beijing China. We also lease sales and marketing office space in Shanghai, Guangzhou and most provinces where our sales representatives are based, such as Liaoning, Zhejiang, Jiangsu and Anhui.

Legal Proceedings

There are no material legal proceedings pending or, to our knowledge, threatened against us. Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. For example, in February 2007, we settled a claim by Beijing News that we infringed on its copyright by paying Beijing News RMB1,949,932 in total. We made a provision of RMB 1,900,000 for such dispute in 2006. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.”

Regulation

Overview of Our Operational Licenses

Under the existing PRC laws, rules and regulations, we are required, and have obtained, the licenses, permits, approvals or other consents for our operations. The following are the principal licenses, permits, approvals and other consents that are required and have been obtained for our operations:

Wireless Internet Services. This business requires:

•

a permit to be issued by the local Telecommunications Administration Bureau to operate an Internet information service business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun, Startone, Beijing Infomax and Beijing Yi Lian Tong He;

•

a permit to be issued by the MII to operate a nationwide value-added telecommunications business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun, Startone and Beijing Infomax; such nationwide permit is further required to be filed with the local telecommunications bureaus of relevant provinces and cities of connection as indicated on the permit;

•

a permit to be issued by the local Telecommunications Administration Bureau to operate a value-added telecommunications and information service business, which has been obtained by each of Beijing Lei Ting, Wu Ji Network, LingXun, Startone, Shenzhen Freenet and Beijing Infomax.

Online advertising. This business requires an advertising operating registration with the Beijing AIC, which has been registered by Beijing Lei Ting as it is our only entity that conducts an online advertising business.

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value- added telecommunications services (including the radio paging services included in infrastructure telecommunications services) shall not exceed 50%. To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, Lingxun, Startone and Beijing Infomax, each of which is wholly owned by PRC citizens and incorporated in the PRC. We do not have any equity interests in these operating companies and instead enjoy the economic benefit of such operating companies through a series of contractual arrangements, which certain of our wholly owned subsidiaries have entered into with such companies and their respective shareholders as described in “Item 7 — Major Shareholders and Related Party Transactions.”

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

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative

Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. On October 1, 2004, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial websites located within Beijing to register their website names and commercial websites with the Beijing AIC. In April 2001, the Beijing AIC also promulgated the Online Advertising Tentative Administrative Measures requiring all ICPs within Beijing which provide online advertising services to obtain an advertising operating license. In addition, the Beijing Telecommunications Administration Bureau issued a circular requiring bulletin board services, or BBS, providers to obtain approval from the Beijing Telecommunications Administration Bureau.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours. In light of this circular, a deed of trademark and domain name assignment has been entered into by Tom.com Enterprise Limited and Beijing Lei Ting. See “— Intellectual Property and Proprietary Rights.”

Beijing Lei Ting has obtained or filed (1) a License of Internet Information Service, or the ICP License, issued by Beijing Telecommunications Bureau; (2) a nationwide License for Value-added Telecommunication Services, or the SP License, issued by MII, with filings with relevant telecommunications bureaus of relevant provinces and cities of connection; (3) a commercial website registration with Beijing AIC; (4) website name registrations with China Internet Network Information Center; (5) an approval for providing BBS from Beijing Telecommunications Administration Bureau; (6) an approval from the Beijing Telecommunications Administration Bureau to operate an Internet connection services business; (7) a license of Internet News Information Services issued by State Council News Offices; (8) an Internet Culture Business Operation License issued by the Ministry of Culture and (9) a License of Transmission of Audio-visual Programs issued by State Administration of Radio, Film and Television, or SARFT.

Shenzhen Freenet has obtained (1) a SP License issued by Guangdong Province Telecommunications Administration Bureau to provide both Internet information and wireless information service and (2) an Internet Culture Business Operation License issued by the Ministry of Culture.

Wu Ji Network has obtained (1) an ICP License issued by Beijing Telecommunications Administration Bureau; (2) a nationwide SP License issued by MII, with filings with relevant telecommunications bureaus of relevant provinces and cities of connection and (3) a SP License issued by Beijing Telecommunications Administration Bureau.

LingXun has obtained (1) an ICP license issued by Beijing Telecommunications Administration Bureau; (2) a nationwide SP License issued by MII, with filings with relevant telecommunications bureaus of relevant provinces and cities of connection and (3) a SP License issued by Beijing Telecommunications Administration Bureau.

Startone has obtained (1) an ICP License issued by Beijing Telecommunications Administration Bureau; (2) a nationwide SP License issued by MII, with filings with relevant telecommunications bureaus of relevant provinces and cities of connection and (3) a SP License issued by Beijing Telecommunications Administration Bureau.

Beijing Informax has obtained (1) an ICP License issued by Beijing Telecommunications Administration Bureau; (2) a nationwide SP License issued by MII, with filings with relevant telecommunications bureaus of relevant provinces and cities of connection and (3) a SP License issued by Beijing Telecommunications Administration Bureau.

Beijing Yi Lian Tong He has obtained (1) an ICP License issued by Beijing Telecommunications Administration Bureau and (2) an approval for providing BBS from Beijing Telecommunications Administration Bureau.

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

On February 20, 2006, MII promulgated the Internet Electronic Mail Service Administrative Measures, which state that an e- mail service provider must obtain a permit to operate a value-added telecommunications business or a non-commercial website registration certificate and register the IP address of the e-mail severs. In practice, however, such registration requirement of the IP address of the e-mail servers has not been implemented strictly by local telecommunication bureaus.

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

The State Food and Drug Administration and Ministry of Hygiene of the PRC have also, respectively, adopted regulations regarding the online dissemination of online medical or drug-related information. These regulations require that, among other things, medical, health, medical device and drug information must be scientific and accurate and the sources of the information must be identified. The regulations require that the commercial website operator must obtain approval from the State Food and Drug Administration for drug related information or with hygiene department for medical-related information (including that of medical devices).

On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These rules stipulate that general websites established by non-news organizations, such as Beijing Lei Ting, may publish news released by domestic official news agencies if such websites satisfy the requirements set forth in Article 9 of the rules and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere or link to overseas new organizations, unless specifically approved by the State Council News Office. The aforementioned requirements include the following:

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

Under the Internet News Information Service Administrative Measures dated September 25, 2005, ICP operators that re-publish news information on Internet websites or provide BBS services on current and political affairs must obtain an Internet news information service license from appropriate government authorities. Such ICP operators must have sound and comprehensive internal regulations with respect to the management of Internet news information services, and must have at least 10 staff members designated for news editorial work, of whom at least five must have no less than three years’ experience in professional journalism. Such ICP operators also must have been in operation for at least two years without violating any laws, regulations or rules concerning Internet information services.

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

Under the relevant regulations, ICP operators and Internet publishers must obtain an approval for publishing business from SNPA.

On July 6, 2004, the SARFT promulgated Administrative Measures for Transmission of Audio-Visual Programs through Internet, which requires that any entity conducting business of disseminating video-audio programs through information networks obtain a License for Dissemination of Audio-Visual Programs.

The Regulations on the Protection of the Rights to Networks Dissemination of Information was promulgated by the State Council on May 18, 2006 and effective on July 1, 2006. The regulations state that an entity providing any other person’s works, performance or audio-visual products to the general public through information networks shall obtain the owner’s permission and pay relevant remunerations unless otherwise prescribed by any law or administrative regulations.

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

Regulation of Advertisements

The SAIC is the government agency responsible for regulating advertising activities in China, which issued relevant regulations regulating the general advertising activities, including online advertising. While there are no nationwide uniform laws or regulations in China specifically governing online advertising businesses, certain local government authorities, such as the Beijing AIC, have issued regulations governing online advertising businesses. In April 2001, the Beijing AIC promulgated the Online Advertising Tentative Administrative Measures, which require all ICPs providing online advertising services within Beijing to obtain an advertising operations license and such ICPs’ business scopes stated on their business licenses must contain advertising business. According to the Online Advertising Tentative Administrative Measures, those companies that have already obtained an advertising operating license may undertake design and production and agency work in relation to online advertising and may carry out advertising publication business via their own websites. According to Beijing AIC, Beijing AIC has actually not required companies to obtain a separate license for online advertising in practice. When approving a company to conduct online advertising, Beijing AIC will allow such company’ business scope as indicated in their business license to contain such business. Beijing Lei Ting’s approved business scope as shown on its business license contains “design and production of online advertisements and publication of online advertisements through tom.com website.”

Regulation of E-Commerce

At present, except for certain rules or directives issued by certain governmental authorities, there are no specific PRC laws at the national level governing e-commerce or defining e-commerce activities, and no PRC government authority has been designated to regulate e-commerce. There are existing regulations governing retail and auction businesses which require companies to obtain licenses in order to engage in these businesses. However, it is unclear whether these existing regulations will be applied to e- commerce. There is no assurance that the PRC government will not, in the future, promulgate specific regulations governing e-commerce, designate a government agency to regulate e-commerce activities or apply existing retail and auction regulations to e- commerce activities, any of which events could restrict our business activities.

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

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

Online Education

Pursuant to the Measures for the Administration of Education Websites and Online Education School released on July 5, 2000, educational websites and online education schools shall not be operated without the approval of the Administration Departments of Education.

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

Regulation of Information Security and Censorship

Under the PRC law, ICP operators are prohibited from posting or displaying any content that:

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

Failure to comply with this content censorship requirement may result in the confiscation of illegal income, imposition of penalty, until the revocation of the approval for publication.

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

Regulation of Foreign Exchange Control

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, or the Exchange Regulations (1996). Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the registration or approval of SAFE.

Under the Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items. In addition, foreign-invested enterprises may buy, sell or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Capital investments by foreign-invested enterprises outside of China (excluding Hong Kong, Macau and Taiwan) also are subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. On May 29, 2007, SAFE further issued the practice guidance for registration under Notice 75. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in China. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must, on a retroactive basis, register with the relevant local SAFE branch. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

A number of terms and provisions in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

SAFE issued Measures for the Administration of Individual Foreign Exchange and its implementation rules effective on February 1, 2007. In March 2007, SAFE further promulgated the Work Guidance Concerning Foreign Exchange Management of Domestic Individual’s Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or Notice 78. Notice 78 requires any domestic agency, which may be the onshore subsidiary of the overseas listed company, to report its individual stock plans with SAFE on a regular basis and comply with the relevant approval or registration procedures for the exercises under such individual stock plans. Since this requirement is relatively new and also due to the uncertainty relating to the practice adopted or to be adopted by SAFE or its various local branches in connection with this notice, there is no assurance that our current or future individual stock plans could be implemented without any challenge from the government.

Operational Licenses

Each of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Beijing Infomax and Beijing Yi Lian Tong He has a business license issued by the local office of SAIC in their respective place of registration.

In the opinion of our PRC legal counsel, Jun He Law Offices, each of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Beijing Infomax and Beijing Yi Lian Tong He is, respectively, authorized to undertake their business operations within the business scope as stated in their business license, respectively, and subject to the relevant licenses, permits, or registration as required by law.

In the opinion of our PRC legal counsel, Jun He Law Offices, the ownership structures of all of our subsidiaries and operating companies, comply with all existing PRC laws, rules and regulations. In addition, the subsidiaries and operating companies have obtained the relevant consent, approval or license as required under existing PRC laws, rules and regulations for such ownership structures, failure of which will materially and adversely impact our business and operations in China.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of (i) Treasure Base, Whole Win, Huan Jian Shu Meng and Beijing Infomax beginning as of August 11, 2004, November 19, 2004, January 4, 2006 and June 1, 2006 respectively, the dates of their respective acquisitions by us, and (ii) the TOM-Skype joint-venture, Tel-Online, as of August 22, 2005, the date the joint venture was incorporated.

In December 2006, we decided to sell substantially all of our equity interests in Indiagames to focus on the China market. Accordingly, the results of Indiagames have been separately presented on the face of consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006. Our consolidated statements of operations for the year ended December 31, 2005 have been restated accordingly.

Overview

We are one of the leading wireless Internet companies in China by revenues, based on our comparison of our revenues with the publicly disclosed revenues of our competitors. We operate one of China’s most trafficked online properties, as measured by average daily page views, according to iResearch. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services. We deliver our services to our users through their mobile phones as well as mobile telecommunication operators’ channels, portal and web alliances, alliances with handset manufacturers and traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population that has mobile phones but not necessarily Internet access; (2) our operational excellence, which allows us to provide high quality products and services to both our mobile operator partners and end users; (3) our acquisition and development of quality content and services tailored for the mobile phone and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features by establishing the TOM-Skype joint venture, which provides next-generation communication services to mainland Chinese Internet users.

We launched our Internet portal, www.tom.com, in July 2000 and began providing wireless Internet services in the second half of 2001. Our total revenues were US$168,365,000 and US$168,068,000 for the years ended December 31, 2006 and 2005, respectively. Our net income attributable to shareholders was US$28,655,000 and US$45,006,000 for the years ended December 31, 2006 and 2005, respectively.

The major factors affecting our results of operations and financial condition include:

•	the growth of the wireless Internet services and online advertising markets in China;

•	the technological advancement of the wireless Internet services market, including advances in the technological standards of mobile handsets and networks, in China;

•	the attractiveness and variety of our services;

•	our product development efforts to capitalize on market opportunities;

•	our marketing and promotion activities;

•

change in the number, scope and terms of our cooperation arrangements with the mobile telecommunications operators, content providers, mobile phone producers and other distribution partners, and other key players in China’s mobile telecommunications industry; and

•	changes in government or mobile telecommunications operator regulatory policies.

As a result of our on-going privatization, we expect to continue to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources. It is not possible to accurately predict the amount of money or internal resources that will be required in connection with these matters. The additional costs expected to be incurred in connection with these matters may have an adverse effect on our results of operations. While we are dealing with these matters, we may not be able to provide any guidance on our future quarterly results of operations. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries — Privatization.”

Revenues

Our revenues in 2006 are derived from our two primary operating segments, wireless Internet services and online advertising. We derive a minor portion of our revenues from others, a category comprised of online games, e-commerce and fee-based e-mail revenue.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from our PRC operating companies, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huan Jian Shu Meng and Beijing Infomax, and from our subsidiaries that are incorporated in the PRC. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our online advertising revenue is subject to a business tax of up to 8.5%. Any service fees that our subsidiaries charge and subsequently collect pursuant to exclusive technical and consulting service agreements with our variable interest entities are subject to a 5.0% business tax. Before we phased out our other commercial enterprises solutions business in 2005, revenue from this business was subject to a 5.5% business tax and our computer hardware sales revenue related to this business was subject to a 17.0% value-added tax, which was partially offset by value-added taxes paid on purchases.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated(1))		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services(2)	112,880	92.0%	157,833	93.9%	152,637	90.7%
Online advertising	7,583	6.2%	9,210	5.5%	13,279	7.9%
Others(3)	2,257	1.8%	1,025	0.6%	2,449	1.4%

Total revenues	122,720	100.0%	168,068	100.0%	168,365	100.0%

(1)	Financial data in 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”
(2)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the services of LingXun, Startone and Beijing Infomax are included beginning as of August 11, 2004, November 19, 2004 and June 1, 2006, respectively.
(3)	Primarily includes revenue from online games, e-commerce and fee-based e-mail services for the years ended December 31, 2005 and 2006 and primarily includes revenue from our commercial enterprise solutions business, including the computer hardware sales, for the year ended December 31, 2004.

Wireless Internet services

The majority of our wireless Internet services revenue is derived from products and services that we provide through China Mobile’s MonternetTM platform and China Unicom’s UNI-InfoTM platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Our wireless Internet services include SMS, MMS, WAP, IVR, CRBT and other wireless Internet services, which consists largely of Java-based mobile games. In 2006, our SMS, MMS, WAP, IVR, CRBT and other wireless Internet services accounted for approximately 39.4%, 8.2%, 19.1%, 26.3%, 6.3% and 0.7%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue include, but are not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and the availability of distribution channels.

Revenue from our wireless Internet services decreased by 3.3% to US$152,637,000 in 2006 from US$157,833,000 in 2005, primarily due to the negative impact of the new subscription-related policies introduced by China Mobile and China Unicom during 2006, which was partially offset by the acquisition of Beijing Infomax. We expect our revenues generated by our wireless Internet services and our WAP business in particular to be materially and adversely affected by the new practice China Mobile introduced in May 2007 of sending fee reminders to and seeking confirmations from users before processing their WAP page download requests.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated(1))		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	54,956	48.7%	63,428	40.2%	60,057	39.4%
MMS	11,784	10.4%	12,012	7.6%	12,526	8.2%
WAP	17,114	15.2%	31,686	20.1%	29,226	19.1%
IVR	26,152	23.2%	40,059	25.4%	40,166	26.3%
CRBT	2,874	2.5%	10,557	6.7%	9,597	6.3%
Others(2)	—	—	91	—	1,065	0.7%

Wireless Internet services revenues	112,880	100.0%	157,833	100.0%	152,637	100.0%

(1)	Financial data in 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”
(2)	Comprised largely of Java-based mobile games.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2006, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 3%, compared to approximately 5% in 2005. In 2006, China Mobile and China Unicom contributed 82% and 17%, respectively, to our wireless Internet services revenues.

Online Advertising

We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our online advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events. Revenue from online advertising increased by 44.2% to US$13,279,000 in 2006, from US$9,210,000 in 2005, primarily due to increased user traffic on our portal, higher average spending per client and our initiatives starting from the second half of 2005 to focus our sales efforts on a few more strategically important channels.

Others

Our other business mainly includes online games, e-commerce and fee-based e-mail services. Prior to 2005, our other business included our commercial enterprise solutions business, which provided technical and consulting services for the Internet-related needs of our clients such as purchasing and installing computer hardware and software. We began to phase out our commercial enterprise solutions business in the second half of 2003. Revenue from others increased by 138.9% to US$2,449,000 in 2006 from US$1,025,000 in 2005, primarily due to a higher contribution from online games which had an increase of US$1,146,000 in revenue in 2006 as compared to 2005.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated(1))		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	63,966	52.1%	96,900	57.7%	105,919	62.9%
Cost of goods sold	791	0.7%	—	—	—	—

Total cost of revenues	64,757	52.8%	96,900	57.7%	105,919	62.9%

(1)	Financial data in 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”

Cost of Services

Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services direct costs consist primarily of the share of revenue due to, and the transmission fees paid to, the Chinese mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses.

Our online advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our cost of services increased 9.3% to US$105,919,000 in 2006 from US$96,900,000 in 2005, primarily due to higher content acquisition costs to produce a more variety of products or services to attract customers and higher distribution channel fees, resulting from higher fees charged by television channels and higher revenue sharing ratio of certain distribution partners. Our cost of services, as a percentage of revenues, increased to 62.9% in 2006 from 57.7% in 2005. We expect our cost of services to continue to increase as a percentage of revenues compared to 2006 due to the potential increases in the share of revenues by mobile telecommunications operators and increases in costs related to distribution channels and content acquisition as the industry continues to adjust to ongoing negative policy changes as well as competitive pressures. Our direct cost of services and our common cost of services accounted for 76.8% and 23.2%, respectively, of our cost of services in 2006, as compared to 79.3% and 20.7% in 2005, respectively. The increase in the percentage of cost of services accounted for by common costs was primarily due to higher cost for content acquisitions.

Cost of Goods Sold

We did not record costs in this category in 2006. Historically, cost of goods sold consisted primarily of the cost of computer hardware and software that we purchased and installed on behalf of our commercial enterprise solutions clients. We gradually phased out this business from 2003 to 2005, and as a result, we do not expect to incur significant cost of goods sold going forward.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2004	2005 (restated(1))	2006
	(in thousands of U.S. dollars, except percentages)
Gross Profits: (2)
Wireless Internet services	51,901	64,027	52,425
Online advertising	4,847	6,333	8,354
Others	1,215	808	1,667

Total gross profits	57,963	71,168	62,446

Gross Profit Margin:
Wireless Internet services	46.0%	40.6%	34.3%
Online advertising	63.9%	68.8%	62.9%
Others	53.8%	78.8%	68.1%

Total gross profit margin	47.2%	42.3%	37.1%

(1)	Financial data in 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”
(2)	For the purpose of calculating our gross profits, certain costs that are common to our wireless Internet services business and our online advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated(1))		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	7,695	6.3%	7,176	4.3%	6,974	4.1%
General and administrative expenses	12,385	10.1%	21,144	12.6%	23,087	13.7%
Product development expenses	886	0.7%	1,528	0.9%	1,617	1.0%
Amortization of intangibles	5,614	4.6%	535	0.3%	1,045	0.6%
Provision for impairment of intangibles	307	0.3%	—	—	—	—

Total operating expenses	26,887	22.0%	30,383	18.1%	32,723	19.4%

(1)	Financial data in 2005 have been restated as the results of Indiagames are separately presented under “Discontinued Operations.”

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales target. Our selling and marketing expenses have declined both in real terms and as a percentage of our revenues during each of 2005 and 2006 primarily due to the cost control programs that we implemented in response to the negative impact of the new China Mobile and China Unicom policies with respect to wireless Internet subscriptions. We expect our selling and marketing expenses to increase as a percentage of total revenues over time as we continue to invest in our brand and marketing activities in order to maintain and increase our market share.

General and Administrative Expenses

General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes. Our general and administrative expenses have increased both in real terms and as a percentage of our revenues during each of 2005 and 2006. In 2005, the increase was primarily due to payment of 2004 management performance bonus, accrual of 2005 management bonus and increases in professional fees and staff compensation. In 2006, the increase was primarily due to the recognition of the share-based compensation, or SBC, expenses upon the adoption of SFAS 123R in 2006. We expect our general and administrative expenses to comprise roughly the same percentage of total revenues in 2007 as in 2006 as we maintain our cost control program.

Product Development Expenses

Product development expenses primarily consist of research and development staff costs. Our product development expenses have increased both in real terms and as a percentage of our revenues during each of 2005 and 2006 primarily due to continued investment in new products and services. We expect our product development expenses to increase at a similar pace as we continue to invest in new products and services.

Amortization of Intangibles

Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004 and Huan Jian Shu Meng and Beijing Infomax in 2006.

Provision for Impairment of Intangibles

Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

Discontinued Operations

On December 29, 2006, our board of directors approved a plan to sell substantially all of our equity interests in Indiagames, which we had acquired on February 24, 2005, in order to focus on the China market. Accordingly, the results of Indiagames were separately presented on the face of our consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2006 and 2005. Consolidated statements of operations for the year ended December 31, 2005 have been restated accordingly. Loss from discontinued operations was US$5,049,000 (including an impairment of goodwill of US$4,628,000) and US$1,000 (including a loss of US$69,000 resulting from the dilutive effect of our interest upon the issuance of shares to new shareholders) for the years ended December 31, 2006 and 2005, respectively.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statements of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR, CRBT and other wireless internet services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, friend-making services, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. Wireless Internet services are billed on monthly subscription basis or on usage basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, mainly China Mobile, China Unicom and their provincial subsidiaries, and we rely upon these operators to provide us with billing and collection services. In addition, we have a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators provide us with respect to messages we send once the messages are received by the users. Generally within 20 to 60 days after the end of each month, we receive a statement from each of the mobile telecommunications operators confirming the value of our wireless Internet services that they billed to users in that month. Generally within 60 days after delivery of such statement, we are paid by the mobile telecommunications operators for the wireless Internet services recorded in such statement, net of the relevant mobile telecommunications operator’s revenue share, transmission fees and applicable business taxes.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators as a result of technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators.

By the time we report our financial results, we generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we report wireless Internet services revenue based on our estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements. In 2006 and 2005, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 3% and 5%, respectively. The decline in the average differences between our internal estimates and our actual revenue was due primarily to our accumulated experience.

Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the mobile phone users as we market, support and contract for our services directly with the mobile phone users. Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from our wireless Internet services. We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factor with respect to this assessment is that we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the online advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the online advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill and intangibles with indefinite life on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

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

For the year ended December 31, 2005, we determined that there was no impairment of goodwill based on valuations performed by an independent professional appraisal firm on our wireless Internet business in China and Indiagames. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in same industry) and an income approach (Discounted Cash Flows). For our 2005 impairment tests, the whole of our wireless Internet services business in China was taken as one reporting unit, because of the successful completion of operational and managerial integration and because our chief executive officer, when making strategic business decisions, focuses on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

For the year ended December 31, 2006, goodwill was tested for impairment at the reporting unit level with the assistance of an independent valuer. During the year, the Company acquired Huan Jian Shu Meng and Beijing Infomax. Goodwill associated with Huan Jian Shu Meng and Beijing Infomax was tested for impairment separately since they had not been fully integrated into our existing China wireless Internet business. Consistent with 2005, the valuations were arrived at after using a combination of a market value approach (with comparisons to selected public traded companies operating in the same industry) and an income approach (discounted cash flows). We determined that there was no impairment of goodwill of Huan Jian Shu Meng, Beijing Infomax or existing China wireless Internet business based on the valuation. Goodwill relating to Indiagames was tested separately for impairment and we recorded an impairment of US$4,628,000 under “Discontinued Operations” based on the sale price of a legally binding term sheet with a potential buyer.

The impairments recorded in 2004 and 2006 were triggered by events or changes in circumstances which had occurred in 2004 and 2006 and resulted in changes in management’s estimates with respect to assumptions, including future revenues, cost of revenues and operating expenses in the discounted cash flow. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on a regular basis and/or when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statements of operations for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards. For details regarding our tax loss carry forwards, see “— Income Taxation.”

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an account receivable is 180, 270 or 360 days overdue, we establish a provision for bad debts equal to 25%, 50% or 100% of the amount of the account receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we might require additional allowance for doubtful accounts. Provision for bad debts as of December 31, 2006 amounted to US$4,352,000, up from US$3,933,000 in 2005. The primary reason for this increase was due to a higher balance of aging receivables.

Available-for-sale Securities and Restricted Securities

Investments in available-for-sale securities are stated at fair value with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expense), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility. Restricted securities are accounted for the same as available-for-sale securities.

We did not realize any gain or loss from our investments in available-for-sale securities and restricted securities for the year ended December 31, 2006.

Share-based Compensation Expenses

Prior to 2006, we accounted for share option grants under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value (which is the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant), and was amortized over the vesting period of the option concerned. Statement of Financial Accounting Standards No. 148, or SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” allowed entities to continue applying the provisions of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS No. 123, or SFAS 123, “Accounting for Stock-Based Compensation,” and SFAS 148.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, or SFAS 123R, “Share-Based Payment.” This statement replaces SFAS 123 and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005 for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis. We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of our ordinary shares, both internal and external sources of information are reviewed. Furthermore, we are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance provided in SFAS 123R and Staff Accounting Bulletin No. 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services, including wireless Internet services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, each of which is wholly owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with each of these companies and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in these companies.

In December 2003, FASB issued FASB Interpretation No. 46, revised in December 2003, or FIN 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46R is intended to achieve a more consistent application of consolidation policies to variable interest entities to improve comparability among enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting,

Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax and have concluded that these entities are our variable interest entities as we are the primary beneficiary of these entities. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements. In addition, we have also determined that Tel-Online and Huan Jian Shu Meng, a subsidiary of Beijing Lei Ting, are our variable interest entities as we are the primary beneficiary of these entities.

The results of operations of these variable interest entities have been included in our consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports, our experience with similar assets and liabilities based upon our industry expertise and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different and could result in a material difference in the amount of goodwill recorded.

Our Acquisitions and Investments

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company at the date of the acquisition, 100% equity interest in Puccini, which provides wireless IVR services through Wu Ji Network. On December 31, 2004, we allotted 96,200,000 ordinary shares with a total value of US$18,500,000 to Cranwood. In April 2005, we paid an earn-out consideration totaling US$113,594,000, consisting of US$66,047,000 in cash and 304,155,503 newly issued ordinary shares with a total value of US$47,547,000.

On August 11, 2004, we acquired 100% of the equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As of December 31, 2005, we had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. We paid an earn-out consideration of US$16,615,000, which was equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profits, in cash in March 2006.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall in any of the years ended December 31, 2006, 2005 or 2004, and we concluded that no impairment occurred in the book value of this investment. We did not take up an option to increase our stake to 20.55% as of December 31, 2006.

On November 19, 2004, we acquired 100% of the equity interest in Whole Win, which provides WAP services through Startone. We paid the initial consideration of US$2,169,000 in cash in 2004 and paid an earn-out consideration of US$5,062,000 in 2005.

On February 24, 2005, through our wholly-owned subsidiary TOM Online Games Limited, we completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames by subscribing to newly issued shares of Indiagames. As a result, our ownership interest in Indiagames was diluted to 62.42%. Our board of directors decided on December 29, 2006 to sell substantially all our equity interest in Indiagames and initiated actions to locate a buyer. On March 5, 2007, a binding term sheet was signed with a potential buyer of Indiagames and a definitive agreement is still under negotiation.

In August 2005, jointly with Skype, we established Tel-Online to develop next-generation communication services in the mainland China market. Tel-Online offers instant messaging and chat functions to registered users in the PRC. As of December 31, 2006, we owned 51% of Tel-Online. We have determined that under US GAAP we are the primary beneficiary of the investments in Tel-Online and we have consolidated its results of operations in our historical consolidated financial statements beginning August 22, 2005.

On January 4, 2006, through our variable interest entity, Beijing Lei Ting, we acquired 75% equity interest of Huan Jian Shu Meng for an aggregate amount of RMB22,000,000 (equivalent to US$2,728,000 at the then-prevailing exchange rate), of which approximately RMB10,000,000 (equivalent to US$1,240,000) was injected as additional paid-in-capital. Huan Jian Shu Meng operates an Internet website that provides original Chinese novels to online readers. In March 2006 and in August 2006, we made payments of RMB21,000,000 (approximately US$2,612,000 at the then-prevailing exchange rate) and RMB1,000,000 (approximately US$116,000 at the then-prevailing exchange rate) respectively as the total consideration for the acquisition. We account for Huan Jian Shu Meng as a variable interest entity because it is a subsidiary of Beijing Lei Ting.

On June 1, 2006, through our wholly owned subsidiary TOM Online Media Group Limited, we acquired 100% of the equity interest in Gainfirst for a maximum consideration of RMB600,000,000 (equivalent to US$75,000,000 at the then-prevailing exchange rate). Gainfirst provides wireless Internet services in China through Beijing Infomax. In August 2006, we paid an initial consideration of RMB150,000,000 (approximately US$18,750,000 at the then-prevailing exchange rate). During 2007, we expect to make a cash payment of RMB93,991,000 (approximately US$12,037,000), which is equal to 3.5 times of Gainfirst’s 2006 estimated adjusted combined after-tax profit minus initial consideration, as payment of the 2006 earn-out consideration. A final earn-out consideration is payable in 2008, and will be equal to either three or four times of Gainfirst’s 2007 adjusted audited combined after-tax profit plus adjusted 2006 earn-out consideration, minus consideration previously paid up to the final payment. The consideration payable relating to the 2006 earn-out and additional goodwill of Gainfirst have been reflected in the consolidated financial statements for the year ended December 31, 2006.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames, Tel-Online, Huan Jian Shu Meng and Beijing Infomax beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005, August 22, 2005, January 4, 2006 and June 1, 2006, respectively.

On February 1, 2007, pursuant to our joint venture deed with eBay, we established TOM Eachnet PRC Holdings (BVI) Inc., in which we hold a 51% stake and eBay holds a 49% stake. eBay provided initial funding of US$40,000,000 in February 2007, and we have agreed to provide an initial shareholder’s loan in the amount of US$20,000,000 when such loan is needed. If this initial funding and initial shareholder’s loan is fully utilized and we and eBay agree that additional funding is needed, we and eBay will each provide shareholder’s loans, in equal proportions, not to exceed US$10,000,000 in the aggregate. eBay has injected into the joint venture its subsidiary eBay Eachnet Network Information Services (Shanghai) Co. Ltd., which operates an online auction and marketplace business in China, and we will contribute our local industry expertise, management services, technology and brand. We will account for this joint venture using the equity method of accounting starting from February 1, 2007. TOM Eachnet PRC Holdings (BVI) Inc. recorded a loss in the first quarter of 2007 and is expected to record a loss in the second quarter of 2007 as well. TOM Eachnet PRC Holdings (BVI) Inc. conducts substantially all its operations through Beijing Yi Lian Tong He, which is wholly owned by PRC citizens and will be accounted for as the variable interest entity of TOM Eachnet PRC Holdings (BVI) Inc.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2006, 2005 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this document, with 2005 financial data restated to conform to current year presentation.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Our total revenues were US$168,365,000 in 2006, representing an increase of 0.2% from US$168,068,000 in 2005. The flat performance in total revenues was mainly due to the negative impact of new government and mobile telecommunications operator policies introduced in July 2006 with respect to wireless Internet subscriptions, which was partially offset by growth in our online advertising business and the acquisition of Beijing Infomax. We expect the impact of policy changes will be on-going and our revenues will continue to be negatively affected by these government and mobile telecommunications operator policies in 2007.

Wireless Internet Services. The majority of our revenues in 2006 continue to be derived from our wireless Internet business. In 2006, our wireless Internet business achieved revenues of US$152,637,000, representing a decrease of 3.3% from US$157,833,000 in 2005. This decrease was mainly due to the policy changes described below, which were partially offset by the contribution from our acquisition of Beijing Infomax. In 2006, our wireless Internet revenues accounted for 90.7% of our total revenues, compared to 93.9% in 2005, as we continued to emphasize our wireless Internet business as our core strategic focus area.

In July 2006, China Mobile adopted policy changes with respect to wireless Internet services offered through China Mobile’s MonternetTM platform. The changes were implemented under the policy directives of MII and aimed to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MonternetTM. The changes included requiring us and other wireless Internet service providers to offer a one-month free-trial period for all new SMS, MMS and WAP subscriptions, requiring users to confirm twice, in response to reminders from China Mobile, that they wish to start subscriptions, and canceling WAP subscriptions that have been inactive for more than four months. China Unicom implemented similar policies during the quarter ended September 30, 2006. See “Item 4 — Information on the Company — Our Business — Wireless Internet Services — Wireless Internet Data Services — Fees and Revenue Sharing.” These policies had a significant negative impact on our wireless Internet business in the second half of 2006. Excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our like-for-like wireless Internet business revenues declined 10.9% from 2005.

In 2006, our wireless Internet business comprised four key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues. Unlike our historically presented financials, wireless Internet revenues do not include results from our Indiagames subsidiary because this business has been separately presented under “Discontinued Operations.”

2G Services – SMS. In 2006, our SMS services generated US$60,057,000 in revenues, representing a decrease of 5.3% from US$63,428,000 in 2005. In 2006, SMS services accounted for 39.4% of our total wireless Internet revenues, down from 40.2% in 2005. The primary reason for the decline in SMS service revenues was the new China Mobile and China Unicom policies implemented in 2006 and described above. The impact on our SMS service revenues from these new policies was partially offset by the acquisition of Beijing Infomax, which derives the majority of its revenues from SMS and the results of which we began consolidating as of June 1, 2006.

2.5G Services – MMS and WAP. In 2006, our MMS services generated US$12,526,000 in revenues, representing an increase of 4.3% from US$12,012,000 in 2005. In 2006, MMS services accounted for 8.2% of our total wireless Internet revenues, up from 7.6% in 2005. Although our MMS service revenues slightly increased in 2006, we continue to believe that MMS over the medium-term is a transitory product category because our mobile operator partners have indicated to us that they intend to prioritize the development of other wireless services.

In 2006, our WAP services generated US$29,226,000 in revenues, representing a decrease of 7.8% from US$31,686,000 in 2005. In 2006, WAP services accounted for 19.1% of our total wireless Internet revenues, down from 20.1% in 2005. The decline in WAP service revenues was primarily due to the new China Mobile and China Unicom policies implemented in 2006 and described above. In particular, in 2006 the mobile telecommunications operators began canceling WAP subscriptions after four months of inactivity, rather than after six months of inactivity as previously. Other factors included a more stringent operating environment limiting the scope of our marketing and other cross-selling activities as a result of the new policies implemented by China Mobile and China Unicom in 2006 in response to directives from the MII. The impact on WAP service revenues from these new policies was partially offset by the acquisition of Beijing Infomax, whose results we began consolidating as of June 1, 2006.

Voice Services – IVR and CRBT. In 2006, our IVR services generated US$40,166,000 in revenues, representing a small increase of 0.3% from US$40,059,000 in 2005. In 2006, our IVR business accounted for 26.3% of our total wireless Internet business, up from 25.4% in 2005, largely because of the decline in revenues from our SMS and WAP services. Our IVR business showed stable performance in 2006 compared to 2005 as we broadened our distribution channels for our IVR services primarily through TV, radio and print channel partners and other means, but whose benefits were offset by suspension of cross-selling activities by the mobile operators in the second half of 2006 due to changes in the regulatory environment.

In 2006, our CRBT services generated US$9,597,000 in revenues, representing a decline of 9.1% from US$10,557,000 in 2005. In 2006, our CRBT business accounted for 6.3% of our total wireless Internet revenues, down from 6.7% in 2005. Continued strong price competition and a more stringent operating environment due to the new policies implemented by China Mobile and China Unicom in 2006 contributed to the decline in revenues and in its share in our total wireless Internet revenues in our CRBT business.

Other Wireless Internet Services. In 2006, revenues from our other wireless Internet services were US$1,065,000, representing an increase of 1070% compared to US$91,000 in 2005. The increase in revenues from our other wireless Internet services is mainly due to higher revenues from our Java-based mobile game services. Other wireless Internet services consist primarily of Java-based mobile games and made up 0.7% of our total wireless Internet revenues in 2006.

Online Advertising. Our online advertising generated US$13,279,000 in revenues in 2006, up 44.2% from US$9,210,000 in 2005. In 2006, online advertising revenues accounted for 7.9% of our total revenues, up from 5.5% in 2005. The growth in online advertising revenues was driven by a number of factors including increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer but more strategic portal channels such as our music, entertainment, auto and sports channels.

Others. Others revenue increased 138.9% to US$2,449,000 in 2006 from US$1,025,000 in 2005. In 2006, others revenues accounted for 1.4% of our total revenues, up from 0.6% in 2005. Revenue from online games, which increased by US$1,146,000 as more games were launched in 2006, was the largest contributor to this revenue line and accounted for the year-on-year increase.

Cost of Services. Our cost of services was US$105,919,000, representing an increase of 9.3%from US$96,900,000 in 2005. The increase was primarily due to increased fees charged by third-party content providers and higher costs to promote our wireless Internet products and services. The increase was partially offset by a decrease in transmission fees paid to the mobile telecommunications operators as a result of reduced subscriptions for our wireless Internet services in the second half of 2006.

Gross Profit. As a result of the foregoing, our gross profit was US$62,446,000, representing a decrease of 12.3% from US$71,168,000 in 2005. Our gross profit as a percentage of total revenues, or gross profit margin, decreased to 37.1% in 2006 from 42.3% in 2005 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$6,974,000 in 2006, representing a decrease of 2.8% from US$7,176,000 in 2005. Sales and marketing expenses as a percentage of total sales remained relatively flat at 4.1% of 2006 total revenues compared to 4.3% of 2005 total revenues. Our selling and marketing expenses decreased in 2006 because we implemented cost control programs in response to the negative impact that the new China Mobile and China Unicom policies described above were having on our revenues.

General and Administrative Expenses. Our general and administrative expenses were US$23,087,000 in 2006, representing an increase of 9.2% from US$21,144,000 in 2005. Beginning in 2006, with the adoption of SFAS 123R, we recognized US$2,973,000, or 95.7% of the total share-based compensation expenses for 2006, in general and administrative expenses. Excluding these share-based compensation expenses, total general and administrative expenses in 2006 would have declined from 2005 levels because we implemented cost control programs in response to the negative impact that the new China Mobile and China Unicom policies described above were having on our revenues.

Product Development. Our product and development expenses were US$1,617,000 in 2006, representing an increase of 5.8% from US$1,528,000 in 2005, as we continued to invest in new products and services for our online advertising, TOM-Skype and wireless Internet businesses.

Amortization of Intangibles. Our amortization of intangibles were US$1,045,000 in 2006, representing an increase of 95.3% from US$535,000 in 2005. The increase in amortization of intangibles was related primarily from the acquisition of Beijing Infomax in 2006.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 7.7% to US$32,723,000 from US$30,383,000 in 2005.

Operating Profit. As a result of the foregoing, our operating profit was US$29,723,000 in 2006, representing a decrease of 27.1% from US$40,785,000 in 2005.

Net Interest Income. We recorded a net interest income of US$1,424,000 in 2006, representing a decrease of 44.0% from US$2,543,000 in 2005. The decline in net interest income was driven by higher total borrowing costs associated with an increase in short-term loans for financing purposes.

Exchange Gain. In 2006, we recognized an exchange gain of US$2,382,000, representing an increase of 110.4% from US$1,132,000 in 2005, due to the appreciation of the Renminbi upon translation of our net non-RMB liabilities at the period end, as our functional currency is the Renminbi.

Income from Continuing Operations. As a result of the forgoing, our income from continuing operations was US$33,704,000 in 2006, representing a decrease of 25.1% from US$45,007,000 in 2005.

Loss from Discontinued Operations. In 2006, we recognized US$5,049,000 in losses associated with our stake in Indiagames, which was classified as “held for sale” at the end of 2006. This was an increase from our 2005 loss from discontinued operations of US$1,000 and was primarily due to a US$4,628,000 goodwill impairment charge made in 2006.

Minority Interest. The portion of income attributable from minority interests was US$35,000 in 2006, compared with US$34,000 in 2005.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$28,655,000 in 2006, representing a 36.3% decrease from US$45,006,000 in 2005.

Year Ended December 31, 2005 (restated) compared to Year Ended December 31, 2004

Our total revenues were US$168,068,000 in 2005, representing an increase of 37.0% from US$122,720,000 in 2004. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet Services. The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$157,833,000, representing an increase of 39.8% from US$112,880,000 in 2004. In 2005, our wireless Internet revenues accounted for 93.9% of our total revenues as compared to 92.0% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues.

2G Services – SMS. In 2005, our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 40.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G Services – MMS and WAP. In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.6% of our total wireless Internet revenues, down from 10.4% in 2004. The flat performance of MMS in 2005 was due to a migration in our mobile operator partner’s MMS billing platform to an upgraded system, as well as to the impact of a change in China Mobile’s billing policy in the first quarter of 2005, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 20.1% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP and GPRS services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to mobile operator “silent user clean-up” policies, WAP growth slowed down in the second half of 2005.

Voice Services – IVR and CRBT. In 2005, our IVR services generated US$40,059,000 in revenues, compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 25.4% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.7% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other Wireless Internet Services. In 2005, revenues from our other wireless Internet businesses were US$91,000, which mainly represented revenue from contents provision and we did not report other wireless Internet revenues in 2004.

Online Advertising. Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.5% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Others. Others revenue decreased 54.6% to US$1,025,000 in 2005 from US$2,257,000 in 2004. In 2005, others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 51.5% to US$96,900,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators, third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 49.6% to US$96,900,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 22.8% to US$71,168,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.3% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$7,176,000 in 2005, down by 6.7% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses was incurred directly in relation to our wireless Internet revenues and thus had been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 70.7% to US$21,144,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$ 8,759,000 in general and administration expenses was due to the following primary factors (a) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005 (b) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000 (c) increased professional fees to prepare for Sarbanes-Oxley compliance and (d) a general increase in staff headcount and salary.

Product Development. Our product and development expenses increased 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased headcount of our product development teams.

Amortization of Intangibles. Our amortization of intangibles decreased to US$535,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, were already all amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 13.0% to US$30,383,000 from US$26,887,000 in 2004.

Operating Profit. As a result of the foregoing, our income from operations was US$40,785,000 in 2005 compared to income of US$31,076,000 in 2004 representing an increase of 31.2% from 2004.

Net Interest Income. We recorded a net interest income of US$2,543,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Exchange Gain. In 2005, we recognized an exchange gain of US$1,132,000 compared to nil in 2004, due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Income from Continuing Operations. As a result of the foregoing, our income from continuing operations was US$45,007,000 in 2005, representing an increase of 32.7% from US$33,908,000 in 2004.

Loss from Discontinued Operations. In 2005, we recognized US$1,000 in losses (including a loss of US$69,000 resulting from the dilutive effect of our interest upon the issuance of shares to new shareholders) associated with our stake in Indiagames since our acquisition of Indiagames in February 2005.

Minority Interest. The portion of income attributable from minority interests was US$34,000 in 2005, compared with a portion of income attributable to minority interests of US$304,000 in 2004 as we de-emphasized commercial enterprise solutions.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005 compared to net income of US$33,908,000 in 2004 representing an increase of 32.7% from 2004.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash provided by operating activities	33,759	51,008	53,878
Net cash used in investing activities	(146,099)	(95,266)	(66,566)
Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2006, we had cash and cash equivalents of US$110,993,000, as compared to US$99,869,000 as of December 31, 2005.

Net cash provided by operating activities was US$53,878,000 in 2006, representing an increase of 5.6% from US$51,008,000 in 2005. This increase was primarily due to the improvement of our working capital management in 2006.

Our net accounts receivable were US$23,473,000 as of December 31, 2006, compared with US$33,950,000 as of December 31, 2005. The average collection time for our accounts receivable was 62 days in 2006, a decrease from 64 days in 2005. However, we expect the collection time for accounts receivable to increase in 2007 due to the new China Unicom policy of determining actual bad debts before sending us monthly statements rather than directly deducting a fee of up to 8% for bad debts. The majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue-sharing arrangements for the wireless Internet services that we offer over their networks. We have entered into separate revenue-sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China. In 2005 and 2006, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 82% and 17%, respectively, to our wireless Internet services revenues in 2006, as compared to 83% and 15%, respectively, in 2005. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, such that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$66,566,000 in 2006, representing a decrease of 30.1% from US$95,266,000 in 2005. This decrease was mainly due to the decrease in our net cash paid for acquisitions to US$34,519,000 in 2006, from US$99,937,000 in 2005, and the increase in our net cash invested in bank deposits amounting to US$25,693,000 in 2006. In addition, we had receipts of US$16,392,000 from disposal of available-for-sale securities in 2005 but made no such disposal in 2006. Our primary use of cash for investing activities in 2006 was the payment of gross cash as consideration or earn-out consideration in connection with the acquisitions of Treasure Base, Huan Jian Shu Meng and Beijing Infomax amounting to US$16,615,000, US$2,728,000 and US$18,750,000, respectively. We financed our acquisitions primarily by borrowing from banks.

We currently have US$7,000 worth of capital expenditures in progress, consisting primarily of computer equipment, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Capital expenditures	9,175	9,843	6,354
Capital divestitures (cost)	538	2,510	446
Capital divestitures (book value)	9	94	23

In addition, as of December 31, 2006, we were committed to finance the new joint venture with eBay by providing a shareholder’s loan of US$20,000,000. The joint venture was subsequently established on February 1, 2007 and the shareholder’s loan will be provided when it is needed. As of March 31, 2007, we did not have any material commitments for other capital expenditures.

Net cash provided by financing activities was US$21,228,000 in 2006, mainly from cash received, net of facility charges, from a one-year bank loan in the amount of US$35,340,000. The loan was effectively pledged with certain debt securities, bearing interest at 0.3% over 3-month London Inter-Bank Offered Rate, and was originally scheduled to be repaid in June 2007. In May 2007, this bank loan was extended to be repaid in August 2009. The purpose of the loan was mainly for potential acquisitions.

As of December 31, 2006, our balance of current assets and restricted securities totaled US$277,905,000 while the balance of our total liabilities amounted to US$128,939,000.

As of December 31, 2006, our balance of long-term liabilities totaled US$55,423,000, comprising a bank loan, amounting to US$55,271,000 and deferred tax liabilities of US$152,000.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities. Should we require additional financing, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2006, our amount due to related parties was US$204,000, which was unsecured, non-interest bearing and had no fixed repayment terms. In 2006, we repaid all outstanding loan balances to our parent company, totaling US$20,038,000. This amount represented the aggregate of several interest-bearing loans from our parent company that did not have fixed repayment terms but that had been repayable upon demand since January 1, 2005. We repaid the loans and imputed interest in full in September 2006.

In addition, as of December 31, 2006, we had bank loans amounting to US$90,611,000. We did not have any material debt securities or material mortgages or liens except that our marketable securities were pledged for the bank loans. Other than our obligations to pay 2006 earn-out consideration of US$12,037,000 and 2007 earn-out consideration of unknown amount in connection with our acquisition of Beijing Infomax as of December 31, 2006, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Bank loan – short term	—	—	35,340
Bank loan – long term	—	56,099	55,271
Due to related parties – short term	20,331	19,430	204

Total	20,331	75,529	90,815

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments due by period within
	Total	1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Bank loans	90,611	35,340	55,271	—	—
Due to related parties – short term	204	204	—	—	—
Acquisition obligation(1)	12,037	12,037	—	—	—
Operating lease commitments	2,910	1,233	1,677	—	—
Other contractual commitments(2)	20,000	20,000	—	—	—

Total contractual obligations	125,762	68,814	56,948	—	—

(1)	This is the 2006 earn-out consideration payable in connection with the acquisition of Beijing Infomax. In addition, according to the sale and purchase agreement for the acquisition of Beijing Infomax, we will further pay the 2007 earn-out consideration in connection with the acquisition of which the amount will be determined based on 2007 audited combined after-tax profit of Gainfirst, Dong Kui Lin and Beijing Infomax.
(2)	This is the commitment to financing the new joint venture with eBay which was established on February 1, 2007.

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2006, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Recently Issued Accounting Pronouncements

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” or SFAS 159. This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the effect that the adoption of this statement will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement,” or SFAS 157. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures requirement regarding fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and shall be applied prospectively except for several types of financial instruments. We will be required to adopt the statement in the first quarter of fiscal year 2008. We consider that the adoption of SFAS 157 will not have a material impact on our consolidated results of operations and financial condition because the fair value measurement we currently use to measure our assets or liabilities is in accordance with the requirement of this new statement.

In July 2006, the FASB issued the final FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions recognized in an enterprise’s financial statements. FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing a more-likely-than-not recognition threshold that a tax position is required to meet before being recognized in the financial statements. We have adopted FIN 48 on January 1, 2007 resulting in a transition adjustment which reduced retained earnings and increased liabilities for unrecognized tax benefits (including interest and penalties) by the same amount of US$1,373,000 as of January 1, 2007. The FIN 48 provision of US$1,373,000 was provided for in respect of uncertain tax benefits associated with the technical and consulting services fees charged from our wholly owned subsidiaries to our domestic variable interest entities.

Holding Company Structure

We are a holding company with no operations of our own. Our operations are conducted through our PRC operating companies, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huan Jian Shu Meng, Beijing Infomax, Beijing Yi Lian Tong He and our subsidiaries in China. As a result, our ability to pay dividends and finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huan Jian Shu Meng, Beijing Infomax and Beijing Yi Lian Tong He and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 10% of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

Research and Development

Research and development costs represented 1.0% of our total revenues in 2006, compared to 0.9% of our total revenues in 2005. We anticipate that research and development costs will increase in 2007 to expand our wireless products and services offering and recruit software engineers.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contract that is indexed to our own shares and classified as shareholder’s equity, or that is not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Income Taxation

Cayman Islands. The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong. Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

China. In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including GreaTom, Beijing Super Channel, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. On March 16, 2007, the PRC Enterprise Income Tax Law was approved by the National People’s Congress, and it will become effective on January 1, 2008. The PRC Enterprise Income Tax Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. The exact impact of this new law on our financial condition and results of operations will depend on detailed pronouncements that we expect to be subsequently issued, including implementation rules and transitional policy relating to preferential tax treatments granted under the current tax law and administrative regulations. Under this new law and its implementation rules, certain preferential tax treatments may continue to be available, and consequently we cannot reasonably estimate the financial impact of the new law on us at this stage. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities, according to the current preferential tax rates:

	For the year ended/ending December 31,
	2006	2007	2008	2009	2010	2011
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	15%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	7.5%	7.5%	7.5%	15%	15%	15%
GreaTom	7.5%	15%	15%	15%	15%	15%
Beijing Super Channel	15%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	7.5%	7.5%	7.5%	15%	15%
LingXun	7.5%	7.5%	7.5%	15%	15%	15%
Ceng Dong Yi	0%	7.5%	7.5%	7.5%	15%	15%
Beijing Lahiji	0%	7.5%	7.5%	7.5%	15%	15%
Startone	7.5%	7.5%	7.5%	15%	15%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%
Huan Jian Shu Meng	33%	33%	33%	33%	33%	33%
Beijing Infomax	7.5%	7.5%	7.5%	15%	15%	15%
Dong Kui Lin	0%	0%	0%	7.5%	7.5%	7.5%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income for tax purposes within the carry forward periods to realize the full tax benefit of these past net losses.

The table below sets forth the tax losses carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2006:

	For the year ended/ending December 31,
	2006	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,829	877	910	965	477	600
Beijing Lei Ting (Chengdu)	1,789	—	—	538	646	605
Beijing Super Channel	13,520	—	1,256	—	6,086	6,178
Shanghai Super Channel	2,772	459	400	560	621	732

In addition, our PRC revenues are subject to business taxes and value-added tax. For a summary of these taxes, see “Revenues.”

Item 6.	Directors, Senior Management and Employees

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

Name	Age	Director or Officer since	Position
Frank John SIXT	55	September 2003	Chairman of the Board of Directors
CHOW WOO Mo Fong, Susan	53	October 2003	Alternate Director to the Chairman of the Board of Directors
TONG Mei Kuen, Tommei	42	April 2003	Vice Chairman of the Board of Directors
WANG Lei Lei	33	September 2003	Executive Director and Chief Executive Officer
Jay Kenneth CHANG	35	September 2005	Executive Director and Chief Financial Officer
Peter Andrew SCHLOSS	46	December 2003	Executive Director and Chief Legal Officer
FENG Jue, Elaine	34	September 2003	Executive Director and Executive Vice President of Department of Sales and Marketing
FAN Tai	35	October 2003	Executive Director and Vice President of Finance
KWONG Che Keung, Gordon	57	October 2003	Independent Non-Executive Director
MA Wei Hua	58	October 2003	Independent Non-Executive Director
LO Ka Shui	60	September 2004	Independent Non-Executive Director
MAK Soek Fun, Angela	42	April 2006	Non-Executive Director
LIU Bing Hai	37	December 2003	Vice President of Wireless Operations
YU Pessy Patricia Dawn	34	March 2006	Company Secretary
HE Jing, Sarah	39	August 2004	Director of Sales Department

Executive Directors

WANG Lei Lei, aged 33, has been an executive director and the chief executive officer of our company in charge of the overall management of our company since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group in December 2002, a director of Beijing Super Channel Network Limited in December 2002, a general manager of Beijing Super Channel Network Limited in November 2000, a director of Shanghai Super Channel Network Limited in March 2003, a director of Shenzhen Freenet Information Technology Company Limited in April 2001, an executive director of Beijing Lei Ting Wan Jun Network Technology Limited in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting Wan Jun Network Technology Limited in August 2002. Mr. Wang joined TOM Group in August 1999 and was made head of TOM Group’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in electronic technology and information.

Jay Kenneth CHANG, aged 35, has been an executive director of our company since September 28, 2005 and chief financial officer of our company since September 1, 2005. Mr. Chang was previously the deputy chief financial officer of our company since April 13, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology and strategy implementation. From 1994 to 1995 he was an avionics engineer with Boeing’s Defense and Space Group. Mr. Chang holds a degree in electrical engineering from the University of Washington – Seattle, Washington.

Peter Andrew SCHLOSS, aged 46, has been an executive director of our company since December 17, 2003 and the chief legal officer of our company since September 1, 2005. He was previously chief financial officer of our company since December 17, 2003. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining our company in December 2003. Mr. Schloss holds a B.A. in political science and a J.D. from Tulane University.

FENG Jue, Elaine, aged 34, has been an executive director and executive vice president of the department of sales and marketing of our company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel Network Limited. Ms. Feng was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003 and deputy general manager of Shanghai Super Channel Network Limited and Shenzhen Freenet Information Technology Company Limited in November 2003. Prior to joining our company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

FAN Tai, aged 35, has been an executive director and vice president of finance of our company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in accounting.

Non-Executive Directors

Frank John SIXT, aged 55, has been a non-executive director and the chairman of our company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited. He is also an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, a non-executive director of Hutchison Telecommunications International Limited, and a director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd. He is also the chairman of TOM Group, a non-executive director of Cheung Kong (Holdings) Limited and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited. Mr. Sixt holds a master’s degree in arts and a bachelor’s degree in civil law, and is a member of the bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW WOO Mo Fong, Susan, aged 53, has been an alternate director to the chairman of our company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group. She is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mrs. Chow is a solicitor and holds a bachelor’s degree in business administration.

TONG Mei Kuen, Tommei, aged 42, has been a non-executive director of our company since April 1, 2003 and the vice chairman of our company since January 27, 2006, and is an executive director and the chief executive officer of TOM Group. Previously, she was the chief financial officer of TOM Group. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a bachelor of social sciences degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

MAK Soek Fun, Angela, aged 42, has been a non-executive director of our company since April 3, 2006. She is also the head corporate general counsel and an executive director of TOM Group. She was the company secretary of our company until March 15, 2006. Ms. Mak holds a bachelor of commerce degree and a bachelor of laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining TOM Group, she was a senior group legal counsel of Hutchison Whampoa Limited.

Independent Non-Executive Directors

KWONG Che Keung, Gordon, aged 57, has been an independent non-executive director of our company since October 14, 2003. Mr. Kwong has also been serving as a member of the remunerations committee and the nominations committee of our company and as the chairman of the audit committee of our company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Hong Kong Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power

International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse, and he was a council member of the Hong Kong Stock Exchange from 1992-1997. He has a bachelor of social science degree from the University of Hong Kong and is a fellow of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and as an independent non-executive director of New World Mobile Holdings Limited until January 2007, and was an independent non-executive director of Henderson China Holdings Limited until it was privatized in July 2005.

MA Wei Hua, aged 58, has been an independent non-executive director of our company since October 14, 2003 and a member of the audit committee, remunerations committee and nominations committee of our company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in economics from Southwestern Finance and Economics University in 1998.

LO Ka Shui, aged 60, has been an independent non-executive director and a member of the audit committee, the remunerations committee and the nominations committee of our company since September 30, 2004. He is chairman and managing director of Great Eagle Holdings Limited and the non-executive chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile (Hong Kong) Limited and some other listed public companies in Hong Kong. He formerly was a director of Hong Kong Exchanges and Clearing Limited. He is a vice president of the Real Estate Developers Association of Hong Kong, a trustee of the Hong Kong Centre for Economic Research and a board member of the Airport Authority. He graduated with bachelor of science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 26 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Executive Officers

LIU Bing Hai, aged 37, has been a vice president of wireless operations of our company since December 2003. Mr. Liu was appointed as a director of Beijing GreaTom United Technology Company Limited in October 2003. Mr. Liu joined TOM Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel Network Limited. Prior to joining our company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in computer aided design and in 1993 from North China University with a B.S. in transmission controls.

YU Pessy Patricia Dawn, aged 34, has been the company secretary of our company since March 2006. Ms. Yu joined TOM Group in April 2001 and was appointed as senior legal counsel in 2003. She holds a master of arts degree in jurisprudence from Oxford University and has been admitted as a solicitor in Hong Kong, and England and Wales.

HE Jing, Sarah, aged 39, has been director of the Sales Department of our company since August 2004. Prior to joining our company, Ms. He served as customer service director at DangDang Online Bookstore. From July 1998 to September 2003, Ms. He served as programmer at Star Fire Inc. in Canada. From March 1993 to March 1998, Ms. He served as general manager assistant and marketing/communication specialist at Group Schneider (China). Ms. He graduated in 1990 from the Beijing College of Economics with a B.S. in MIS.

There is no family relationship among any of our directors or executive officers.

In January 2006, Sing Wang resigned from his position as non-executive director and Tong Mei Kuen, Tommei was appointed director and vice chairman of the board of directors. In March 2006, Mak Soek Fun, Angela, was appointed a non-executive director. In August 2006, Wu Yun resigned from our board of directors.

As we are 65.7% owned by TOM Group as of May 31, 2007, we are a “controlled company” within the meaning of Rule 4350(c)(5) of the Nasdaq Listing Rules and therefore are exempt from certain requirements of Nasdaq Marketplace Rule 4350 (c), including the requirements that:

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

Board Practices

Our board held five regular meetings during 2006. In addition, a meeting between the chairman and non-executive directors and independent non-executive directors without the presence of the executive directors was held in the second quarter of 2006.

To enhance our corporate governance, we have established three board committees: an audit committee, a nominations committee and a remunerations committee, all of which are comprised mainly of independent non-executive directors.

Audit Committee

We have established an audit committee, in accordance with the Nasdaq Listing Rules and Chapter 5 of the GEM Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. All audit committee members are independent non-executive directors. The audit committee is chaired by Kwong Che Keung, Gordon, and the other members are Ma Wei Hua and Lo Ka Shui. The board of directors has determined that Mr. Kwong is an audit committee financial expert. The audit committee held six meetings during 2006.

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

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Each of our executive directors, Wang Lei Lei, Jay Kenneth Chang, Peter Andrew Schloss, Feng Jue, Elaine and Fan Tai, has entered into a service agreement with us. The service agreements are continuous in term unless terminated upon three months’ written notice by either party. Each executive director is entitled to an annual bonus payable for each twelve-month period completed by such executive director commencing on January 1 of the calendar year immediately following the date of the service agreement. No bonus was paid to the executive directors for the year ended December 31, 2006. In addition, each of Wang Lei Lei, Peter Andrew Schloss and Jay Kenneth Chang received a monthly housing allowance of US$3,271, US$10,263 and US$5,324, respectively, for the year ended December 31, 2006. Our executive directors are also entitled to reimbursement of all reasonable out-of-pocket expenses and medical benefits.

Each of our non-executive directors, including our independent non-executive directors, has entered into a letter of service with us for a 12-month period, which letter of service is automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the end of its term. Each of the non-executive directors is subject to re-election at each annual general meeting of the shareholders.

None of our service agreements or letters of service with our executive or non-executive directors provides benefits to our executive or non-executive directors upon termination. Each of our executive directors is bound by confidentiality and non-competition provisions in his or her employment agreement with us.

The aggregate remuneration paid and benefits in kind granted to our directors for the years ended December 31, 2004, 2005 and 2006 was approximately US$1,195,000, US$4,175,000 and US$4,199,000, respectively. The amounts paid to our non-executive directors in 2006 were as follows:

Frank John SIXT	US$	6,000
CHOW Woo Mo Fong, Susan		—
TONG Mei Kuen, Tommei	US$	6,000
MAK Soek Fun, Angela	US$	5,000
MA Wei Hua	US$	26,000
KWONG Che Keung, Gordon	US$	26,000
LO Ka Shui	US$	26,000

The basic annual salaries of our executive directors in 2006 were as follows:

WANG Lei Lei	US$	142,000
Jay Kenneth CHANG	US$	193,000
Peter Andrew SCHLOSS	US$	185,000
FENG Jue, Elaine	US$	68,000
FAN Tai	US$	81,000

The total amount set aside or accrued by the company or its subsidiaries for pension, retirement or similar benefits for directors is US$52,000.

Share Ownership

We adopted the TOM Online Inc. Pre-IPO Share Option Plan, pursuant to which we have granted 280,000,000 options to certain of our employees and directors to acquire our ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. We may not grant any additional options pursuant to this plan. The options granted under this plan will expire ten years from the date of grant. In 2006, options covering 4,087,527 ordinary shares lapsed and options covering 35,122,423 ordinary shares were exercised. Options covering 181,247,231 ordinary shares remained outstanding as of December 31, 2006.

In addition, we adopted the TOM Online Inc. Share Option Scheme, pursuant to which we may grant our officers, directors, employees and business associates options to purchase our ordinary shares. The purchase price for ordinary shares issued upon exercise of an option may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares. The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of our issued ordinary shares. We may, however, seek separate approvals from our shareholders and our parent company’s shareholders for refreshing the 10% limit. In addition, under GEM Listing Rules, the aggregate number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the TOM Online Inc. Pre- IPO Share Option Plan and the Share Option Scheme must not exceed 30% of our total ordinary shares in issue from time to time. This scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme. In 2006, we did not make any option grants under this scheme. In 2006, no options issued under this scheme lapsed or were exercised.

The following table sets forth information on outstanding options that have been granted and are outstanding pursuant to our TOM Online Inc. Pre-IPO Share Option Plan and our TOM Online Inc. Share Option Scheme as of March 31, 2007.

	Ordinary Shares Issuable Under(1)			Exercise Price Per Share (HK dollars)(2)
Name of grantee	2007 Option Grants	Pre-2007 Grants

Executive Directors(3)
WANG Lei Lei	—	139,264,000	(4)	1.50
Jay Kenneth CHANG	—	18,000,000	(7)	1.204
Peter Andrew SCHLOSS	—	10,000,000	(5)	1.50
FENG Jue, Elaine	—	3,972,000	(6)	1.50
FAN Tai	—	7,346,000	(6)	1.50
Senior Management
LIU Bing Hai	—	2,668,000	(6)	1.50
Others
Other staff (comprising 258 individuals)	—	17,798,929	(6)	1.50

Total	—	199,048,929

(1)	The expiration dates for the options granted pursuant to the TOM Online Inc. Pre-IPO Share Option Plan and the TOM Online Inc. Share Option Scheme are February 15, 2014, and May 10, 2015, respectively.
(2)	The exercise price of options granted pursuant to our TOM Online Inc. Pre-IPO Share Option Plan is HK$1.50. The exercise price of options granted pursuant to our TOM Online Inc. Share Option Scheme may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares.
(3)	Each of our directors has undertaken to the Hong Kong Stock Exchange not to exercise his or her options to the extent that such exercise would result in the public float being reduced below the minimum percentage prescribed by the GEM Listing Rules. Any of our shares which are held by our directors are not considered to be in public hands under the GEM Listing Rules.
(4)	Of the options granted, 10% vest one month after our shares are listed on GEM, or the listing date, but are not exercisable until six months after the listing date, and 15%, 20%, 25% and 30%, respectively, vest one, two, three and four years after February 16, 2004.
(5)	Of the options granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after February 16, 2004.
(6)	Of the options granted, 10% vest one month after the listing date, but are not exercisable until six months after February 16, 2004, and the remaining options vest ratably over three years on an annual basis commencing on the first anniversary of February 16, 2004.
(7)	Of the options granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after May 11, 2005.

The following table sets forth the number of ordinary shares beneficially held by our directors and executive officers as of March 31, 2007:

Name of grantee	Number of Shares/Options Beneficially Owned	Of which, Shares Underlying Options Exercisable Within 60 Days	Approximate % Of Our Issued Share Capital(1)
Executive Directors
WANG Lei Lei	89,764,000	89,764,000	2.01%
Jay CHANG	2,700,000	7,200,000	*
Peter Andrew SCHLOSS	7,000,000	7,000,000	*
FENG Jue, Elaine	4,758,000	3,972,000	*
FAN Tai	7,346,000	7,346,000	*
Non-Executive Directors
MAK Soek Fun, Angela	2,508	0	*
LO Ka Shui	4,700,000	0	*
Senior Management
LIU Bing Hai	2,668,000	2,668,000	*

Total	118,938,508	117,950,000	2.67%

*	Less than one percent.
(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options granted under our pre-initial public offering share option plan and our post-IPO share option scheme.

Employees

See “Item 4 — Information on the Company — Business Overview — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Ordinary Shares Beneficially Owned as of March 5, 2004 (immediately prior to our initial public offering)		Ordinary Shares Beneficial Owned as of May 31, 2007
	Number	Percent	Number	Percent
Name of Beneficial Owner of more than 5%
TOM Group Limited	2,800,000,000	96.7%	2,800,000,000	65.7%
Cheung Kong (Holdings) Limited(1)	1,031,717,020	35.6%	1,037,263,669	24.4%
Hutchison Whampoa Limited(1)	687,811,587	23.7%	694,686,872	16.4%
Chau Hoi Shuen(2)	784,011,587	27.1%	1,093,301,050	25.7%

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited, or TDT1, as trustee of The Li Ka- Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.
(2)	Ms. Chau Hoi Shuen beneficially holds approximately 9.998% of our outstanding ordinary shares through several controlled companies including Cranwood Company Limited and Devine Gem Management Limited. In addition, she beneficially holds approximately 23.8% of TOM Group through several controlled companies.

TOM Group, our controlling shareholder, has its principal place of business at 48/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. TOM Group was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company with limited liability in October 1999, and was listed on GEM under the stock code “8001.” On August 4, 2004, shares of TOM Group were withdrawn from GEM and became listed on the main board of the Hong Kong Stock Exchange under the code “2383.” The three largest shareholders of our parent company are Hutchison Whampoa Limited, Schumann International Limited and Cheung Kong (Holdings) Limited, which indirectly hold approximately 24.5%, 14.9% and12.2%, ownership interest in our parent company, respectively, as of May 31, 2007.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2006, there were 4,259,654,528 ordinary shares issued and outstanding. Citibank N.A., the depositary under our ADS deposit agreement, has advised us that as of December 31, 2006, there were 6 registered holders of American depositary receipts evidencing 9,242,598 ADSs, representing 739,407,840 ordinary shares. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

Our directors and those of our parent, TOM Group, jointly announced on March 9, 2007 that TOM Group requested our board of directors to put forward a proposal for our privatization by way of a Scheme. See “— Related Party Transactions — Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries — Privatization.”

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

Agreements Relating to Our Reorganization and Our Initial Public Offering

Restructuring Agreement. We, our parent company and Rich Wealth Holdings Limited, a wholly owned subsidiary of our parent company, entered into a restructuring agreement on September 20, 2003, pursuant to which our parent company and Rich Wealth Holdings Limited transferred to us their 100% interest in the issued share capital of Lahiji, Laurstinus and Advanced Internet Services, respectively.

Ongoing Related Party Transactions Between Us or Our Subsidiaries and Our Parent Company or Its Subsidiaries

In connection with our reorganization, we have entered into various agreements in respect of ongoing provision of media and other services with our parent company or its subsidiaries as described below.

Administrative Services Agreement. TOM Group International Limited, a wholly owned subsidiary of our parent company, entered into an administrative services agreement with us on September 26, 2006. Pursuant to this administrative services agreement, TOM Group International Limited will provide us with certain administrative services, including company secretarial services, legal services and supporting services. The term of the agreement is for two years. We expect that the fees payable annually by us under this agreement will not exceed HK$3 million (US$0.4 million). The fees incurred by us under this agreement will be calculated on a cost reimbursement basis by reference to the actual cost incurred in providing such services.

Lease Agreements. Several of our subsidiaries and PRC operating companies have entered into lease agreements with Beijing Oriental Plaza Company Limited, or Beijing Oriental, an associate of Cheung Kong (Holdings) Limited, pursuant to which our subsidiaries or PRC operating companies lease a total of approximately 4,742 square meters office space in Tower W3, Oriental

Plaza, No. 1 East Chang An Avenue, Dongcheng District, Beijing. Beijing Super Channel entered into a lease agreement with Beijing Oriental on November 20, 2006 to lease Room 1-12 on the 8th Floor. TOM.COM (China) entered into a lease agreement with Beijing Oriental on November 20, 2006 to lease Room 3, 4, 5, 6B and 7B on the 9th Floor. Wu Ji Network entered into a lease agreement with Beijing Oriental on November 20, 2006 to lease Rooms 7-8 on the 5th Floor. These agreements expire on December 14, 2009.

Privatization. Our directors and those of our parent, TOM Group, jointly announced on March 9, 2007 that TOM Group requested our board of directors to put forward a proposal for our privatization by way of a Scheme, under Section 86 of the Companies Law of the Cayman Islands. Details of the Scheme were set forth in a Scheme Document that was dispatched on or about April 30, 2007 to holders of our ordinary shares, our ADSs and options in our ordinary shares. This transaction constitutes a “going private” transaction for purposes of Section 13e-3 of the Exchange Act.

An Independent Board Committee, comprising Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui, was appointed to make recommendations to the shareholders, ADS holders and option holders in respect of TOM Group’s proposals. An independent financial adviser, ING Bank N.V., was engaged to advise the Independent Board Committee. The recommendations to our security holders by our Independent Board Committee and the reasons for those recommendations are set forth in the Scheme Document, which also contains a letter from the independent financial adviser setting forth its view and recommendations in respect of the proposals. The Scheme Document was filed under cover of a Schedule 13E-3, which can be obtained without charge at www.sec.gov. Our security holders should read the Schedule 13E-3, as amended, as they contain important information about the Scheme, the Independent Board Committee’s recommendations, the advice of the independent financial adviser and other related matters.

Under the Scheme, in exchange for HK$1.52 in cash for each share, all of our ordinary shares, including those underlying our ADSs, other than those held by TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited will be cancelled, resulting in a reduction of our issued share capital. We will issue new shares in the same number as that of the cancelled shares to TOM Group or a subsidiary of TOM Group as TOM Group may direct. TOM Group has also proposed to acquire for cancellation, all of the outstanding share options granted under our pre-initial public offering share option plan and our share option scheme, both adopted on February 12, 2004. If approved, upon completion of the Scheme, we will be approximately 90.002% owned by TOM Group, approximately 4.999% owned by Cranwood Company Limited and its subsidiaries, Handel International Limited and Schumann International Limited, and approximately 4.999% held by Devine Gem Management Limited, assuming no outstanding share options are exercised. Cranwood, Handel, Schumann and Devine Gem are controlled by Ms. Chau Hoi Shuen.

The meetings to vote on the Scheme and TOM Group’s proposals in connection with the Scheme were scheduled for June 8, 2007. However, TOM Group and our Company proposed that such meetings be adjourned to a later date so that our shareholders, including holders of ADSs, have additional time to consider the Scheme. The meetings have been adjourned to August 10, 2007. TOM Group and we propose to issue a supplement in early to mid-July to the Scheme Document, which will include, among other things, a revised expected timetable and notices for the meetings to approve the Scheme.

If the Scheme is approved by our shareholders other than TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, who are deemed related parties under the rules of the Hong Kong Stock Exchange, and becomes effective, we understand that TOM Group will cause us to apply to the Hong Kong Stock Exchange to withdraw the listing of our ordinary shares on GEM, and to Nasdaq to withdraw the listing of our ADSs, and will also cause us to file a Form 15F with the SEC to request that our reporting obligations under the Exchange Act be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of our ordinary shares in the United States to fall below 300 or otherwise cause us to become eligible for de-registration.

Other Related Party Agreements

Loan Agreements. Our subsidiaries have extended loans totaling US$7,968,000 and US$19,093,000 and US$19,867,000 as of December 31, 2004, 2005 and 2006, respectively, to the registered shareholders of our variable interest entities for the purpose of financing such shareholders’ investments in the respective entities.

Gainfirst has outstanding loans of RMB5,000,000 to each of Chang Chen, who is a 50% shareholder of Beijing Infomax, and Zhang Ying Nan, who is a 50% shareholder of Beijing Infomax. These loans are to be used exclusively toward the working capital of Beijing Infomax. Each of Chang Chen and Zhang Ying Nan entered into his loan agreement with Gainfirst on July 24, 2006; the term of the loan is ten years. Under their respective loan agreements, Chang Chen and Zhang Ying Nan as loan recipients have each agreed that (a) the loan will become due and payable if, inter alia, (i) the loan recipient resigns from or is removed from office by Beijing Infomax or its affiliated entities, (ii) the loan recipient commits a criminal offense, (iii) any third party raises against the loan recipient a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated; (b) the loan shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in Beijing Infomax to Gainfirst or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Beijing Infomax, any proceeds from the transfer shall be used to set off such loan recipient’s loan repayment obligation to Gainfirst or its designees.

Tom Eachnet Holdings (BVI) Inc. has outstanding loans of RMB500,000 to Wei Hong Jun, who is a 50% shareholder of Beijing Yi Lian Tong He. Wei Hong Jun entered into loan agreements with Tom Eachnet Holdings (BVI) Inc. on February 1, 2007 and May 14, 2007, pursuant to which Tom Eachnet Holdings (BVI) Inc. provided long-term loans to Wei Hong Jun in the amount of RMB50,000 (US$6,406) and RMB450,000 (US$57,692), respectively, to be invested exclusively in Beijing Yi Lian Tong He. Wei Hong Jun agreed that (a) the loans will become due and payable if, inter alia, (i) Wei Hong Jun resigns from or is removed from office by Tom Eachnet Holdings (BVI) Inc. or its affiliated entities, (ii) Wei Hong Jun commits a criminal offense, (iii) any third party raises against Wei Hong Jun a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) Wei Hong Jun dies or becomes incapacitated; (b) the loans shall be repaid only in the form of a transfer of all of Wei Hong Jun’s equity interest in Beijing Yi Lian Tong He to Tom Eachnet Holdings (BVI) Inc. or its designees; and (c) upon the transfer of Wei Hong Jun’s equity interest in Beijing Yi Lian Tong He, any proceeds from the transfer shall be used to set off his loan repayment obligation to Tom Eachnet Holdings (BVI) Inc. or its designees. The term of the loan is ten years.

Tom Eachnet Holdings (BVI) Inc. has outstanding loans of RMB500,000 to Ou Yang Zheng Yu, who is a 50% shareholder of Beijing Yi Lian Tong He. Ou Yang Zheng Yu entered into loan agreements with Tom Eachnet Holdings (BVI) Inc. on April 12, 2007 and May 14, 2007, pursuant to which Tom Eachnet Holdings (BVI) Inc. provided long-term loans to Ou Yang Zheng Yu in the amount of RMB50,000 (US$6,406) and RMB450,000 (US$57,692), respectively, to be invested exclusively in Beijing Yi Lian Tong He. Ou Yang Zheng Yu agreed that (a) the loans will become due and payable if, inter alia, (i) Ou Yang Zheng Yu resigns from or is removed from office by Tom Eachnet Holdings (BVI) Inc. or its affiliated entities, (ii) Ou Yang Zheng Yu commits a criminal offense, (iii) any third party raises against Ou Yang Zheng Yu a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) Ou Yang Zheng Yu dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of Ou Yang Zheng Yu’s equity interest in Beijing Yi Lian Tong He to Tom Eachnet Holdings (BVI) Inc. or its designees; and (c) upon the transfer of Ou Yang Zheng Yu’s equity interest in Beijing Yi Lian Tong He, any proceeds from the transfer shall be used to set off his loan repayment obligation to Tom Eachnet Holdings (BVI) Inc. or its designees. The term of the loan is ten years.

Puccini has outstanding loans of RMB2,000,000 and RMB8,000,000, respectively, to Fan Tai, who is a 20% shareholder of Wu Ji Network, and Ou Yang Zheng Yu, who is an 80% shareholder of Wu Ji Network. These loans are to be used exclusively toward the working capital of Wu Ji Network. Fan Tai assumed his loan on December 13, 2004, from a prior Wu Ji Network shareholder, Wang Xiu Ling; the loan expires in 2014. Ou Yang Zheng Yu entered into his loan agreement with Puccini on September 28, 2005; the term of the loan is ten years. Under their respective loan agreements, Fan Tai and Ou Yang Zheng Yu as loan recipients have each agreed that: (a) the loan will become due and payable if, inter alia, (i) the loan recipient resigns from or is removed from office by Puccini or its affiliated entities, (ii) the loan recipient commits a criminal offense, (iii) any third party raises against the loan recipient a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated; (b) the loan shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in Wu Ji Network to Puccini or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Wu Ji Network, any proceeds from the transfer shall be used to set off such loan recipient’s loan repayment obligation to Puccini or its designees.

Lahiji has an outstanding loan of RMB100,000,000 to Wang Xiu Ling, who is an 80% shareholder of Beijing Lei Ting. Wang Xiu Ling entered into a loan agreement with Lahiji on January 16, 2006, pursuant to which Lahiji provided Wang Xiu Ling with a loan of RMB100,000,000 to be used to develop the business of Beijing Lei Ting. Also on January 16, 2006, Wang Xiu Ling entered into a loan agreement with Wang Lei Lei, who is a 20% shareholder of Beijing Lei Ting, pursuant to which Wang Xiu Ling granted Wang Lei Lei a loan in the amount of RMB20,000,000 to be used for the business development of Beijing Lei Ting.

Wang Xiu Ling entered into a termination agreement with Lahiji on January 16, 2006 with respect to a previous loan agreement dated August 8, 2002 and supplemental loan agreements dated September 26, 2003 and January 19, 2005, pursuant to which Lahiji provided loans to Wang Xiu Ling to be used for general working capital of Beijing Lei Ting. Wang Lei Lei entered into a termination agreement with Lahiji on January 16, 2006 with respect to a previous loan agreement dated August 8, 2002 and supplemental loan agreements dated September 26, 2003 and January 19, 2005, pursuant to which Lahiji provided loans to Wang Lei Lei to be used for general working capital of Beijing Lei Ting. Wang Xiu Ling entered into a termination agreement with Wang Lei Lei on January 16, 2006 with respect to a loan agreement dated January 19, 2005 pursuant to which Wang Xiu Ling provided a loan to Wang Lei Lei.

Advanced Internet Services has outstanding loans of RMB6,900,000 (US$884,151) and RMB16,100,000 (US$2,063,018), respectively, to Sheng Yong, who is a 30% shareholder of Shenzhen Freenet, and Du Ying Shuang, who is a 70% shareholder of Shenzhen Freenet. These loans are to be invested exclusively in Shenzhen Freenet. Sheng Yong entered into his loan agreement with Advanced Internet Services on September 26, 2003 and Du Ying Shuang entered into her loan agreement on September 23, 2004. The terms of the loans are ten years. Under their respective loan agreements, Sheng Yong and Du Ying Shuang have each agreed that: (a) the loan will become due and payable if, inter alia, (i) the loan recipient resigns from or is removed from office by Advanced Internet Services or its affiliated entities, (ii) the loan recipient commits a criminal offense, (iii) any third party raises against the loan recipient a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the loan recipient dies or becomes incapacitated; (b) the loan shall be repaid only in the form of a transfer of all of his or her equity interest in Shenzhen Freenet to Advanced Internet Services or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off such loan recipient’s loan repayment obligation to Advanced Internet Services or its designees.

Treasure Base has outstanding loans totaling RMB10,000,000 (US$1,281,378) to Sheng Yong, who is a 49% shareholder in LingXun, and Du Ying Shuang, who is a 51% shareholder in LingXun. These loans are to be used exclusively toward the working capital of LingXun. Each of Sheng Yong and Du Ying Shuang entered into his or her loan agreement on August 11, 2004 and the terms of the loans are ten years. Under the respective loan agreements, Sheng Yong and Du Ying Shuang have each agreed that: (a) the loan will become due and payable if (i) the loan recipient dies or becomes a person with no or limited capacity of civil conduct, (ii) the loan recipient commits a crime or is involved in a crime, (iii) any third party raises a claim against the loan recipient in an amount exceeding RMB500,000 or (iv) foreign investment is permitted in telecommunications value-added services and the relevant government authorities start approving such foreign investment; (b) the loans shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in LingXun to Treasure Base or its designees; and (c) upon the transfer of the loan recipient’s equity interest in LingXun, any proceeds from the transfer shall be used to set off such loan recipient’s loan repayment obligation to Treasure Base or its designees.

Whole Win has outstanding loans totaling RMB10,000,000 (US$1,281,378) to Zhang Ming Jin, who is a 49% shareholder in Startone, and Liu Bing Hai, who is a 51% shareholder in Startone. These loans are to be used exclusively toward the working capital of Startone. Zhang Min Jin entered into her loan agreement with Whole Win on October 25, 2005, and Liu Bing Hai entered into his loan agreement on November 19, 2004. The terms of the loans are ten years. Under his loan agreement, Liu Bing Hai agreed that: (a) the loan will become due and payable if (i) the loan recipient dies or becomes a person with no or limited capacity of civil conduct, (ii) the loan recipient commits a crime or is involved in a crime, (iii) any third party raises a claim against the loan recipient in an amount exceeding RMB500,000 or (iv) foreign investment is permitted in telecommunications value-added services and the relevant government authorities start approving such foreign investment; (b) the loans shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in Startone to Whole Win or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Startone, any proceeds from the transfer shall be used to set off the loan recipient’s loan repayment obligation to Whole Win or its designees. Under her loan agreement, Zhang Ming Jin agreed that: (a) the loan will become due and payable if, inter alia, (i) the loan recipient resigns from or is removed from office by Whole Win or its affiliated entities, (ii) the loan recipient commits a criminal offense, (iii) any third party raises against the loan recipient a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the loan recipient dies or becomes incapacitated; (b) the loan shall be repaid only in the form of a transfer of all of the loan recipient’s equity interest in Startone to Whole Win or its designees; and (c) upon the transfer of the loan recipient’s equity interest in Startone, any proceeds from the transfer shall be used to set off the loan recipient’s loan repayment obligation to Whole Win or its designees.

Share Option Agreements. Each of the shareholders of Beijing Lei Ting has entered into an exclusive share option agreement with Beijing Lei Ting and Lahiji, pursuant to which each shareholder grants Lahiji an exclusive option to acquire all of his or her interest in the registered capital of Beijing Lei Ting when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Wang Xiu Ling, an 80% shareholder, and Wang Lei Lei, a 20% shareholder, entered into their respective exclusive share option agreements on January 16, 2006.

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

Each of the shareholders of LingXun has entered into an exclusive share option agreement with Treasure Base, pursuant to which each shareholder grants Treasure Base an exclusive option to acquire all of his or her interest in the registered capital of LingXun when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Sheng Yong, a 49% shareholder, and Du Ying Shuang, a 51% shareholder, entered into their respective exclusive share option agreements with LingXun on August 11, 2004.

Each of the shareholders of Startone has entered into an exclusive share option agreement with Whole Win, pursuant to which each shareholder grants Whole Win an exclusive option to acquire all of his or her interest in the registered capital of Startone when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Liu Bing Hai, a 51% shareholder, entered into an exclusive share option agreement with Whole Win on November 19, 2004. Zhang Min Jin, a 49% shareholder, entered into an exclusive share option agreement on October 25, 2005, and Pu Dong Wan, who had transferred his 49% stake to Zhang Min Jin, terminated his share option agreement.

Each of the shareholders of Beijing Infomax entered into an exclusive option agreement with Gainfirst Asia, pursuant to which each shareholder grants Gainfirst Asia an exclusive option to acquire all of his or her interest in the registered capital of Beijing

Infomax when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution. Chang Cheng and Zhang Ying Nan, both of whom are 50% shareholders, entered into their respective exclusive share option agreements with Gainfirst Asia on July 24, 2006.

Each of the shareholders of Beijing Yi Lian Tong He entered into an exclusive option agreement with Tom Eachnet Holdings (BVI) Inc., pursuant to which each shareholder grants Tom Eachnet Holdings (BVI) Inc. an exclusive option to acquire all of his interest in the registered capital of Beijing Yi Lian Tong He when permitted under PRC law. The term of the agreement is 10 years from the date of execution. Ou Yang Zheng Yu and Wei Hong Jun, both of whom are 50% shareholders, entered into their respective exclusive share option agreements with Tom Eachnet Holdings (BVI) Inc. on April 12, 2007.

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

Ceng Dong Yi entered into an exclusive technical and consulting services agreement with LingXun on August 11, 2004, pursuant to which Ceng Dong Yi will provide certain technical and consulting services to LingXun on an exclusive basis. The fees for such services will be an amount equal to 65% of the total number of subscribers of the month multiplied by the net average charge per subscriber for that month (after deduction of business tax). The term of this agreement is 10 years from the date of execution.

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

Dong Kui Lin, entered into an exclusive technical and consulting services agreement with Beijing Infomax on July 24, 2006, pursuant to which Beijing Infomax agreed to engage Dong Kui Lin to provide certain technical and consulting services to Beijing Infomax on an exclusive basis. The fees for such services will be an amount equal to 65% of the total number of subscribers of the month multiplied by the net average charge per subscriber for that month (after deduction of business tax). The term of this agreement is 10 years from the date of execution.

Ebay Eachnet entered into an exclusive technical and consulting services agreement with Beijing Yi Lian Tong He on February 1, 2007, pursuant to which Beijing Yi Lian Tong He agreed to engage eBay Eachnet to provide certain technical and consulting services to Beijing Yi Lian Tong He on an exclusive basis. The service fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of this agreement is 10 years from the date of execution.

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

Each of the shareholders of Beijing Lei Ting entered into an equity pledge agreement with Lahiji on January 16, 2006. Pursuant to these agreements, each of the shareholders of Beijing Lei Ting pledged all of his or her interest in Beijing Lei Ting to Lahiji as security for the performance by Beijing Lei Ting of its obligations under the exclusive technical and consulting services agreement dated November 30, 2004 between Beijing Lei Ting and Lahiji. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Lahiji and Beijing Lei Ting. Each of Wang Lei Lei, a 20% shareholder, and Wang Xiu Ling, an 80% shareholder, entered into an equity pledge agreement on January 16, 2006.

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

Each of the shareholders of Beijing Infomax has entered into an equity pledge agreement with Dong Kui Lin. Pursuant to these agreements, each of the shareholders of Beijing Infomax pledged all of his or her interest in Beijing Infomax to Dong Kui Lin as security for the performance by Beijing Infomax of its obligations under the exclusive technical and consulting services agreement dated July 24, 2006, between Beijing Infomax and Dong Kui Lin. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Infomax and Dong Kui Lin. Each of Chang Cheng and Zhang Ying Nan, both of whom are50% shareholders, entered into an equity pledge agreement on July 24, 2006.

Each of the shareholders of Beijing Yi Lian Tong He has entered into an equity pledge agreement with eBay Eachnet. Pursuant to these agreements, each of the shareholders of Beijing Yi Lian Tong He pledged all of his interest in Beijing Yi Lian Tong He to eBay Eachnet as security for the performance by Beijing Yi Lian Tong He of its obligations under the exclusive technical and consulting services agreement dated February 1, 2007, between Beijing Yi Lian Tong He and eBay Eachnet. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Yi Lian Tong He and eBay Eachnet. Ou Yang Zheng Yu, a 50% shareholder, entered into an equity pledge agreement on April 12, 2007, and Wei Hong Jun, a 50% shareholder, entered into an equity pledge agreement on February 1, 2007.

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

Dong Kui Lin, Beijing Infomax, Zhang Ying Nan and Chang Cheng entered into a business operation agreement on July 24, 2006, pursuant to which Dong Kui Lin agreed to act as a guarantor for any obligations undertaken by Beijing Infomax and in return for which, Beijing Infomax pledged to Dong Kui Lin its accounts receivable and assets. In addition, Beijing Infomax, Zhang Ying Nan and Chang Cheng agreed that, inter alia, (i) without the prior written consent of Dong Kui Lin or its affiliates, Beijing Infomax will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assigning any third party its rights or obligations under this agreement and (ii) will appoint designees of Dong Kui Lin as directors, general managers and other senior officers of Beijing Infomax. The term of this agreement is ten years from the date of execution.

EBay Eachnet Information Service (Shanghai ) Co. Ltd., Beijing Yi Lian Tong He, Ou Yang Zhengyu and Wei Hongjun entered into a business operation agreement on April 12, 2007, pursuant to which eBay Eachnet agreed to act as a guarantor for any obligations undertaken by Beijing Yi Lian Tong He and in return for which, Beijing Yi Lian Tong He pledged to eBay Eachnet its accounts receivable and assets. In addition, Beijing Yi Lian Tong He, Ou Yang Zhengyu and Wei Hongjun agreed that, inter alia, (i) without the prior written consent of eBay Eachnet or its affiliates, Beijing Yi Lian Tong He will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) selling or buying any assets or rights, including but without limitation to any intellectual property, and (c) providing any security over its assets and intellectual property to any third party or assigning any third party its rights or obligations under this agreement and (ii) will appoint designees of eBay Eachnet as directors, general managers and other senior officers of Beijing Yi Lian Tong He. The term of this agreement is ten years from the date of execution.

Powers of Attorney. Wang Xiu Ling executed an irrevocable power of attorney on January 16, 2007 granting Su Ying Qi or any other nominated employee of Lahiji, full power and authority to exercise all of her shareholder’s rights with respect to her interest in Beijing Lei Ting. The term of the agreement is ten years from the date of execution.

Wang Lei Lei executed an irrevocable power of attorney on January 16, 2007 granting Su Ying Qi or any other nominated employee of Lahiji, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Beijing Lei Ting. The term of the agreement is ten years from the date of execution.

Sheng Yong executed an irrevocable power of attorney on September 26, 2003 granting Wang Lei Lei, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Shenzhen Freenet.

Ou Yang Zheng Yu executed an irrevocable power of attorney on September 28, 2005 granting Fan Tai, or any other nominated employee of Puccini Network, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Wu Ji Network.

Sheng Yong and Du Ying Shuang executed an irrevocable power of attorney on August 11, 2004 granting any two individuals designated by Ceng Dong Yi full power and authority to exercise all of his or her shareholder’s rights with respect to his or her interest in LingXun.

Liu Bing Hai executed an irrevocable power of attorney on November 19, 2004 granting any two individuals designated by Heng Dong Wei Xin full power and authority to exercise all of his shareholders’ rights with respect to his interest in Startone.

Zhang Ming Jin executed an irrevocable power of attorney on October 25, 2005 granting Liu Bing Hai, or any other nominated employee of Heng Dong Wei Xin, full power and authority to exercise all of her shareholders’ rights with respect to her interest in Startone.

Zhang Ying Nan executed an irrevocable power of attorney on July 24, 2006 granting Wang Lei Lei, or any other nominated employee of Dong Kui Lin, full power and authority to exercise all of her shareholders’ rights with respect to her interest in Beijing Infomax.

Chang Cheng executed an irrevocable power of attorney on July 24, 2006 granting Wang Lei Lei, or any other nominated employee of Dong Kui Lin, full power and authority to exercise all of his shareholders’ rights with respect to his interest in Beijing Infomax.

Wei Hong Jun executed an irrevocable power of attorney on February 1, 2007 granting Wang Lei Lei, or any other nominated employee of eBay Eachnet, full power and authority to exercise all of his shareholders’ rights with respect to his interest in Beijing Yi Lian Tong He.

Ou Yang Zheng Yu executed an irrevocable power of attorney on April 12, 2007 granting Wang Lei Lei, or any other nominated employee of eBay Eachnet, full power and authority to exercise all of his shareholders’ rights with respect to his interest in Beijing Yi Lian Tong He.

Intellectual Property Agreements. Beijing Super Channel entered into a trademark license agreement with each of Beijing Lei Ting and Shenzhen Freenet and Wu Ji Network on September 26, 2003 and November 19, 2003, respectively, granting a non- exclusive license to each of them to use certain trademarks for an annual fee of RMB1,000 (US$121) each, without the right to sub- license.

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

See “Item 18 — Financial Statements.” Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Item 9.	The Offer and Listing

Market and Share Price Information

Our ADSs are listed and traded on Nasdaq under the symbol “TOMO.” Our ordinary shares are listed and traded on GEM under the stock code “8282.” The Nasdaq and GEM are the principal trading markets for our ADSs and ordinary shares, respectively, which are not listed on any other exchanges in or outside the United States. On May 31, 2007, the closing price of our ordinary shares on GEM was HK$1.47 per share, and on May 31, 2007 the closing price of our ADSs on Nasdaq was US$14.77 per ADS.

At our request, trading in our ordinary shares on the Hong Kong Stock Exchange was suspended with effect from 9:30 a.m. on March 5, 2007 until 9:30 a.m. on March 12, 2007, and trading in our ADSs on the Nasdaq was suspended with effect from 9:30 a.m. on March 5, 2007 until 9:30 a.m. on March 12, 2007, due to the release of an announcement about the proposal for our privatization by way of the Scheme. At our request, trading in our Company’s ordinary shares on the Hong Kong Stock Exchange was suspended with effect from 9:30 a.m. on June 8, 2007 until 9:30 a.m. on June 11, 2007 due to the release of the announcement on the adjournment of the meetings to approve the Scheme and TOM’s proposals in connection with the Scheme.

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on Nasdaq since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2004(1)	1.58	0.98	16.18	9.93
2005	2.15	1.1	22.24	11.06
2006	2.75	1.02	28.31	10.37

Quarterly
First Quarter, 2005	1.45	1.12	14.87	11.06
Second Quarter, 2005	1.27	1.1	13.2	11.2
Third Quarter, 2005	1.87	1.23	19.7	12.72
Fourth Quarter, 2005	2.15	1.6	22.24	17
First Quarter, 2006	2.45	1.91	25.44	19.61
Second Quarter, 2006	2.75	1.72	28.31	17.70
Third Quarter, 2006	1.87	1.02	19.40	10.37
Fourth Quarter, 2006	1.72	1.14	17.28	11.51
First Quarter, 2007	1.63	1.14	16.00	11.6

Monthly
January 2007	1.63	1.34	16.00	13.63
February 2007	1.52	1.24	15.25	12.07
March 2007	1.47	1.14	14.73	11.60
April 2007	1.46	1.38	15.08	14.18
May 2007	1.49	1.46	15.17	14.77
June 2007	1.49	1.33	14.66	13.44

(1)	Our ordinary shares commenced trading on GEM on March 11, 2004, at the opening price of HK$1.50 per share. Our ADSs commenced trading on Nasdaq on March 10, 2004, at the opening price of US$15.55 per ADS.

Item 10.	Additional Information

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

Taxation

The following discussion of the material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under United States state and local and other tax laws. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

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

Hong Kong Taxation

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, dividends are generally not subject to profits or withholding tax, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as shares provided the shares are held for long-term investment and not for trading purposes. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, including purchases and sales on Nasdaq.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong stock. “Hong Kong stock” is stock the transfer of which is required to be registered in Hong Kong. The duty is charged at the rate of 0.2% of the higher of the consideration for or the value of the Hong Kong stock transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 (around US$0.64) is currently payable on any instrument of transfer of Hong Kong stock.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The issuance of ADRs upon the deposit of Hong Kong stock, and the subsequent withdrawal of Hong Kong stock upon the surrender of ADRs, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of Hong Kong stock under Hong Kong law, in which case only a fixed duty of HK$5 (around US$0.64) is payable on the transfer. Where stamp duty has been paid on the deposit of Hong Kong stock for the issuance of ADRs and the register of the ADRs is not kept in Hong Kong, the issuance of the ADRs directly to the depositary bank, as depositary bank of the ADSs, or for the account of the depositary bank should not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs if the register of ADSs is maintained outside Hong Kong.

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly these shares may be subject to estate duty on the death of the beneficial owner of these shares, depending on the date of death, regardless of the place of the owner’s residence, citizenship or domicile. The Revenue (Abolition of Estate Duty) Ordinance 2005 abolished estate duty in respect of deaths occurring on or after February 11, 2006 in Hong Kong. In respect of estates of persons who died between July 15, 2005 to February 11, 2006 (the transitional period), a nominal duty of HK$100 (approximately US$13) will be charged on estates with assessed values exceeding HK$7.5 million (around US$1.0 million). In respect of estates of persons who died prior to July 15, 2005 with assessed values exceeding HK$7.5 million, a progressive scale from 5% to 15% applies and the maximum rate of duty of 15% applies to estates with assessed values exceeding HK$10.5 million (around US$1.4 million). Estates with assessed values of HK$7.5 million or less are exempt from estate duty.

United States Taxation

This sub-section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ordinary shares or ADSs are readily tradable on an established securities market in the United States.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and our investment in marketable securities, and interest expenses in respect of our bank loans. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income or expenses may be different from our expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. We do however have revenues and costs denominated in Indian Rupees, Euros and other currencies. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars, Renminbi, Indian Rupees, Euros and other currencies. If the Renminbi appreciates against the U.S. Dollar, any new Renminbi-denominated investments or expenditures will be more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 3 — Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5%, 1.8% and 3.9% in 2006, 2005 and 2004, respectively.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the fiscal year covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act, for our company. Our Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are fully aware of the importance of maintaining and improving our controls and procedures in relation to internal control over financial reporting. As disclosed in our annual report on Form 20-F for the year ended December 31, 2005, in the course of its audit of our 2005 financial statements, PricewaterhouseCoopers, our independent auditor, identified several areas of our internal control relating to financial reporting matters that require improvement. In 2006, we enhanced our internal control policies and procedures based on the Committee of Sponsoring Organizations internal control framework and implemented certain new policies and procedures, mostly related to the improvement of the documentation and design of our internal control procedures and the enhancement of the monitoring of their operating effectiveness.

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

PricewaterhouseCoopers has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee proposed to our shareholders at the 2007 Annual General Meeting on May 15, 2007 that PricewaterhouseCoopers be elected as our auditor for fiscal 2007, and our shareholders approved such appointment.

Audit Fees

The aggregate fees billed in each of 2006 and 2005 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings were US$1,279,000 and US$940,000 respectively.

Audit-Related Fees

The aggregate fees billed in 2006 and 2005 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$248,000 and US$52,000, respectively.

Tax Fees

We did not enter into any engagement in 2006 or 2005 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

All Other Fees

The aggregate fees billed in each of 2006 and 2005 for professional services rendered by our principal accountants other than the fees already reported in this item, were US$4,000 and nil.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly responsible for the appointment, compensation and oversight of the work of the independent auditors. Pursuant to the Audit Committee Charter adopted by the board of directors on February 12, 2004 and revised on June 29, 2005, the Committee has the authority and responsibility to appoint, retain and terminate our company’s independent auditors (subject, if applicable, to stockholder ratification), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non- audit services to be provided by the independent auditors. The Audit Committee also may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, neither we nor any affiliated purchasers made any purchases of our equity securities.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit
1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and Tom.com Enterprises Limited.

4.3(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.4(1)	[Reserved]

4.5(1)	[Reserved]

4.6(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

Exhibit Number	Description of Exhibit
4.7(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.8(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.9(1)	[Reserved]

4.10(1)	[Reserved]

4.11(1)	[Reserved]

4.12(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.13(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.14(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.15(4)	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.16(1)	[Reserved]

4.17(4)	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.18(4)	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.19(4)	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company and Du Ying Shuang (with schedule).

4.20(4)	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

4.21(1)	[Reserved]

4.22(1)	[Reserved]

4.23(1)	Form of Employment Agreement.

4.24(1)	[Reserved]

4.25(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.26(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

4.27(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.28(4)	Loan Agreement, dated September 23, 2004, between Advanced Internet Services Limited and Du Ying Shuang (with schedule).

4.29(4)	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

4.30(4)	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

Exhibit Number	Description of Exhibit
4.31(4)	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.32(4)	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

4.33(5)	Loan Agreement, dated January 19, 2005, as supplemented on January 19, 2005, between Lahiji Vale Limited and Wang Xiu Ling.

4.34(5)	Loan Agreement, dated January 19, 2005, between Wang Xiu Ling and Wang Lei Lei.

4.35(5)	Trust Deed, dated January 19, 2005, executed by Wang Xiu Ling.

4.36(5)	Trust Deed, dated January 19, 2005, executed by Wang Lei Lei.

4.37(5)	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.38(5)	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.39(5)	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.40(5)	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limitedi, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.41(5)	Supplemental Agreement, dated February 18, 2005, to the Share Purchase and Subscription Agreement dated December 17, 2004, among the Vendors (whose names are set out in the Supplemental Agreement), Indiagames Limited and Tom Online Games Limited.

4.42(5)	Subscription and Shareholders Agreement, dated April 29, 2005, among Vishal Gondal, Prannath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Cisco Systems, Inc., Macromedia, Inc., TOM Online Games Limited and Indiagames Limited.

4.43(5)	Loan Facility Letter, dated April 27, 2005, between Bank of China (Hong Kong) Limited and Tom Online Inc.

4.44(5)	Charge Over Securities, dated April 28, 2005, between TOM Online Inc. and Bank of China (Hong Kong) Limited.

4.45(5)	Shareholders’ Deed, dated August 22, 2005, among Tom Online (BVI) Limited, Tom Online Inc., Skype Communications, SA., Skype Technologies, S.A. and Tel-Online Limited.

4.46(5)	Co-Branding Agreement, dated August 22, 2005, among Skype Communications, SA., Skype Technologies, S.A., Tom Online (BVI) Limited, Tom Online Inc. and Tel-Online Limited.

4.47(5)	Loan Agreement, dated January 16, 2006, between Wang Xiu Ling and Wang Lei lei.

4.48(5)	Exclusive Option Agreement, dated September 28, 2005, among Puccini International Limited, Ou Yang Zheng Yu and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.49(5)	Loan Agreement, dated September 28, 2005, between Puccini International Limited and Ou Yang Zheng Yu.

Exhibit Number	Description of Exhibit
4.50(5)	Share Pledge Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd. and Ou Yang Zheng Yu.

4.51(5)	Business Operation Agreement, dated September 28, 2005 among Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Ou Yang Zheng Yu.

4.52(5)	Power of Attorney, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.53(5)	Trust Deed, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.54(5)	Declaration, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.55(5)	Termination Agreement, dated September 28, 2005, among Puccini International Limited, Wang Lei Lei and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.56(5)	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd and Wang Lei Lei.

4.57(5)	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.58(5)	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Wang Lei Lei.

4.59(5)	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.60(5)	Domain Name Transfer Agreement, dated October 8, 2005, between Beijing Lei Ting Wan Jun Network Technology Company Limited and Beijing Bai Jia International Electric Business Co. Ltd.

4.61(5)	Share Transfer Agreement, dated October 25, 2005, between Pu Dong Wan and Zhang Ming Jin.

4.62(5)	Exclusive Option Agreement, dated October 25, 2005, among Whole Win Investments Limited, Zhang Ming Jin and Startone (Beijing) Information Technology Company Limited.

4.63(5)	Business Operations Agreement, dated October 25, 2005, among Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Zhang Ming Jin.

4.64(5)	Share Pledge Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd and Zhang Ming Jin.

4.65(5)	Loan Agreement, dated October 25, 2005, between Whole Win Investments Limited and Zhang Ming Jin.

4.66(5)	Power of Attorney, dated October 25, 2005, executed by Zhang Ming Jin.

4.67(5)	Trust Deed, dated October 25, 2005, executed by Zhang Ming Jin.

4.68(5)	Declaration of Equity Interest in Startone (Beijing) Information Technology Company Limited on behalf of Whole Win Investments Limited, dated October 25, 2005, executed by Zhang Ming Jin.

4.69(5)	Termination Agreement, dated October 25, 2005, among Whole Win Investments Limited, Pu Dong Wan and Startone (Beijing) Information Technology Company Limited.

4.70(5)	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd and Pu Dong Wan.

4.71(5)	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.72(5)	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Pu Dong Wan.

4.73(5)	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

Exhibit Number	Description of Exhibit
4.74(5)	Loan Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling.

4.75	Equity Transfer Agreement, dated January 4, 2006, among Kong Yi, Zhang Wei and Beijing Lei Ting Wan Jun Network Technology Limited.

4.76	Exclusive Option Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Limited.

4.77	Equity Pledge Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Xiu Ling.

4.78	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling with respect to the termination of the loan agreement dated August 8, 2002 and its supplemental loan agreements dated September 26, 2003 and January 19, 2005, respectively.

4.79	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Lei Lei with respect to the termination of the loan agreement dated August 8, 2002 and its supplemental loan agreements dated September 26, 2003 and January 19, 2005 respectively.

4.80	Termination Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Limited with respect to the termination of the exclusive option agreement dated January 19, 2005.

4.81	Termination Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Limited with respect to the termination of the exclusive option agreement dated January 19, 2005.

4.82	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling with respect to the termination of the trust deed dated January 19, 2005.

4.83	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Lei Lei with respect to the termination of the trust deed dated January 19, 2005.

4.84	Termination Agreement, dated January 16, 2006, between Wang Xiu Ling and Wang Lei Lei with respect to the termination of the loan agreement dated January 19, 2005.

4.85	Termination Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Xiu Ling with respect to the termination of an equity pledge agreement dated November 30, 2004.

4.86	Termination Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Lei Lei with respect to the termination of an equity pledge agreement dated November 30, 2004.

4.87	Exclusive Option Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Limited.

4.88	Equity Pledge Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Lei Lei.

4.89	Trust Deed, dated January 16, 2006, executed by Wang Xiu Ling.

4.90	Declaration, date January 16, 2006, executed by Wang Xiu Ling.

4.91	Power of attorney, dated January 16, 2006, executed by Wang Xiu Ling.

4.92	Trust Deed, dated January 16, 2006, executed by Wang Lei Lei.

4.93	Declaration, dated January 16, 2006, executed by Wang Lei Lei.

4.94	Power of attorney, dated January 16, 2006, executed by Wang Lei Lei.

4.95	Exclusive Technology Consultancy and Services Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.96	Business Operation Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Sun Wei Jing and Wang Yu Tian.

Exhibit Number	Description of Exhibit
4.97	Exclusive Option Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Sun Wei Jing and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.98	Exclusive Option Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Wang Yu Tian and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.99	Equity Pledge Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Sun Wei Jing.

4.100	Equity Pledge Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Wang Yu Tian.

4.101	Power of attorney, dated June 1, 2006, executed by Sun Wei Jing.

4.102	Power of attorney, dated June 1, 2006, executed by Wang Yu Tian.

4.103	Share Transfer Agreement, dated June 8, 2006, among Sun Wei Jing, Wang Yu Tian, Zhang Ying Nan and Chang Cheng.

4.104	Share Transfer Agreement, dated June 12, 2006, among TOM Online Media Group Limited, Sun Wei Jing, Wang Yu Tian, Grandmetro Group Limited and Valuenet Holdings Limited.

4.105	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.106	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Sun Wei Jing and Wang Yu Tian.

4.107	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Sun Wei Jing and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.108	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Wang Yu Tian and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.109	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Sun Wei Jing.

4.110	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Wang Yu Tian.

4.111	Loan Agreement, dated July 24, 2006, between Gainfirst Asia Limited and Chang Cheng.

4.112	Loan Agreement, dated July 24, 2006, between Gainfirst Asia Limited and Zhang Ying Nan.

4.113	Exclusive Technical and Consultancy Services Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.114	Business Operation Agreement, dated July 24, 2006, among Beijing Dong Kui Lin Information Technology Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Zhang Ying Nan and Chang Cheng.

4.115	Exclusive Option Agreement, dated July 24, 2006, among Gainfirst Asia Limited, Chang Cheng and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.116	Exclusive Option Agreement, dated July 24, 2006, among Gainfirst Asia Limited, Zhang Ying Nan and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.117	Equity Pledge Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Chang Cheng.

4.118	Equity Pledge Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Zhang Ying Nan.

Exhibit Number	Description of Exhibit
4.119	Power of Attorney, dated July 24, 2006, executed by Chang Cheng.

4.120	Power of Attorney, dated July 24, 2006, executed by Zhang Ying Nan.

4.121	Trust Deed, dated July 24, 2006, executed by Chang Cheng.

4.122	Trust Deed, dated July 24, 2006, executed by Zhang Ying Nan.

4.123	Declaration, dated July 24, 2006, executed by Chang Cheng.

4.124	Declaration, dated July 24, 2006, executed by Zhang Ying Nan.

4.125	Exclusive Option Agreement, dated August 23, 2006, between Kong Yi and Beijing Lei Ting Wan Jun Network Technology Limited.

4.126	Equity Transfer Agreement, dated August 23, 2006, between Kong Yi and Zhang Wei.

4.127	Administrative Services Agreement, dated September 26, 2006, between TOM Group International Limited and TOM Online Inc.

4.128	Deed of Trademark and Domain Name Assignment, dated September 26, 2006, between Tom.com Enterprises Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

4.129	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Company Limited and Beijing Super Channel Network Limited.

4.130	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Company Limited and Beijing Lei Ting Wu Ji Network Technology Limited.

4.131	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Co., Ltd and TOM. COM (China) Investment Limited.

4.132	Joint Venture Deed, dated December 20, 2006, among TOM Online Inc., eBay International AG, eBay PRC Holdings (BVI) Inc. and eBay Inc.

4.133	Shareholder’s Loan Agreement, dated December 20, 2006, between TOM Online Inc. and eBay PRC Holdings (BVI) Inc.

4.134	Loan Agreement, dated February 1, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wei Hong Jun.

4.135	Loan Agreement, dated February 1, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.136	Exclusive Option Agreement, dated February 1, 2007, among Wan Hua, Wei Hong Jun and Beijing Yi Lian Tong He Information Technology Co., Ltd.

4.137	Equity Pledge Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wan Hua.

4.138	Equity Pledge Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wei Hong Jun.

4.139	Trust Deed, dated February 1, 2007, executed by Wan Hua.

4.140	Trust Deed, dated February 1, 2007, executed by Wei Hong Jun.

4.141	Declaration, dated February 1, 2007, executed by Wan Hua.

4.142	Declaration, dated February 1, 2007, executed by Wei Hong Jun.

4.143	Power of Attorney, dated February 1, 2007, executed by Wan Hua.

4.144	Power of Attorney, dated February 1, 2007, executed by Wei Hong Jun.

4.145	Business Operation Agreement, dated February 1, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Wan Hua and Wei Hong Jun.

4.146	Exclusive Technical and Consulting Services Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Beijing Yi Lian Tong He Information Technology Co., Ltd

Exhibit Number	Description of Exhibit
4.147	Termination Agreement of a business operation agreement, dated April 12, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Wan Hua and Wei Hong Jun.

4.148	Termination Agreement, dated April 12, 2007, among TOM EACHNET HOLDINGS (BVI) INC., Wan Hua and Beijing Yi Lian Tong He Information Technology Co., Ltd.

4.149	Termination Agreement of a loan agreement, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.150	Termination Agreement, dated April 12, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wan Hua.

4.151	Termination Agreement of a trust deed, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.152	Business Operation Agreement, dated April 12, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Ou Yang Zheng Yu and Wei Hong Jun.

4.153	Declaration, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.154	Exclusive Option Agreement, dated April 12, 2007, among TOM EACHNET HOLDINGS (BVI) INC., Beijing Yi Lian Tong He Information Technology Co., Ltd., Ou Yang Zheng Yu and Wei Hong Jun.

4.155	Loan Agreement, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Ou Yang Zheng Yu.

4.156	Equity Pledge Agreement, dated April 12, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Ou Yang Zheng Yu.

4.157	Power of Attorney, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.158	Trust Deed, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.159	Supplemental Loan Agreement, dated May 14, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Ou Yang Zheng Yu.

4.160	Supplemental Loan Agreement, dated May 14, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Wei Hong Jun.

8.1	List of subsidiaries and consolidated entities.

11.1(4)	Code of Business Conduct and Ethics.

11.2(4)	Code of Ethics for Senior Financial Officers

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

15.1(6)	Scheme Document, dated April 30, 2007.

15.2(7)	Press Release, dated June 8, 2007.

23.1	Consent of Jun He Law Offices.

23.2	Consent of PricewaterhouseCoopers.

23.2	Consent of Maples and Calder.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on March 29, 2005 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on May 1, 2006 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to The Rule 13e-3 Transaction Statement on Schedule 13E-3 of Tom Online Inc. filed with the SEC on April 30, 2007 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to Amendment No.4 the Rule 13e-3 Transaction Statement on Schedule 13E-3 of Tom Online Inc. filed with the SEC on June 8, 2007 and incorporated herein by reference thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TOM Online Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of TOM Online Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5(o) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong

July 6, 2007

Consolidated Balance Sheets

		December 31,
	Note	2005	2006
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		99,869	110,993
Short-term bank deposits	9	1,863	25,613
Accounts receivable, net	10	33,950	23,473
Restricted cash	11	300	300
Prepayments	12	6,053	4,754
Deposits and other receivables	13	2,503	2,616
Due from related parties	14	189	170
Inventories		53	65
Assets held for sale	7	—	12,192

Total current assets		144,780	180,176

Available-for-sale securities	15	38,519	—
Restricted securities	15	59,122	97,729
Investment under cost method	16	1,494	1,588
Long-term prepayments and deposits		132	333
Property and equipment, net	17	15,346	15,360
Deferred tax assets	28	521	673
Goodwill, net	18	184,678	214,791
Intangibles, net	19	1,415	2,949

Total assets		446,007	513,599

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	20	5,031	9,365
Other payables and accruals	21	16,002	14,679
Income tax payable		569	432
Deferred revenues		69	328
Consideration payable	22	16,615	12,037
Short-term bank loan	23	—	35,340
Due to related parties	14	19,430	204
Liabilities held for sale	7	—	1,131

Total current liabilities		57,716	73,516

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (continued)

		December 31,
	Note	2005	2006
		(in thousands of U.S. dollars)
Non-current liabilities:
Secured bank loan	24	56,099	55,271
Deferred tax liabilities	28	182	152

Total liabilities		113,997	128,939

Minority interests		2,900	878
Minority interests of a subsidiary held for sale	7	—	2,324

		116,897	132,141

Commitments	33

Shareholders’ equity:
Share capital
(ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,654,528 shares issued and outstanding as at December 31, 2005 and 2006 respectively)	25	5,416	5,461
Paid-in capital		312,643	322,459
Statutory reserves	26(b)	11,396	11,535
Accumulated other comprehensive (losses)/income	15, 35	(3,187)	10,645
Retained earnings		2,842	31,358

Total shareholders’ equity		329,110	381,458

Total liabilities, minority interests and shareholders’ equity		446,007	513,599

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2004	2005	2006
		(in thousands of U.S. dollars except number of shares & per share amounts)
		Restated (note 7)
Revenues:
Wireless Internet services		112,880	157,833	152,637
Online advertising		7,583	9,210	13,279
Others		2,257	1,025	2,449

Total revenues	34	122,720	168,068	168,365

Cost of revenues:
Cost of services*		(63,966)	(96,900)	(105,919)
Cost of goods sold		(791)	—	—

Total cost of revenues	34	(64,757)	(96,900)	(105,919)

Gross profit	34	57,963	71,168	62,446

Operating expenses:
Selling and marketing expenses*		(7,695)	(7,176)	(6,974)
General and administrative expenses*		(12,385)	(21,144)	(23,087)
Product development expenses*		(886)	(1,528)	(1,617)
Amortization of intangibles	19	(5,614)	(535)	(1,045)
Provision for impairment of intangibles		(307)	—	—

Total operating expenses		(26,887)	(30,383)	(32,723)

Operating profit		31,076	40,785	29,723

Other income:
Net interest income		3,095	2,543	1,424
Exchange gain	35	—	1,132	2,382
Gain on disposal of available-for-sale securities		—	450	—

Income from continuing operations before tax	37(b)	34,171	44,910	33,529
Income tax credit	28	41	63	140

Income from continuing operations after tax		34,212	44,973	33,669
Minority interests		(304)	34	35

Income from continuing operations		33,908	45,007	33,704
Loss from discontinued operations, net of income tax	7	—	(1)	(5,049)

Net income attributable to shareholders		33,908	45,006	28,655

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations (continued)

		Year ended December 31,
		2004	2005	2006
	Note	(in thousands of U.S. dollars except number of shares & per share amounts)
		Restated (note 7)
Earnings/(Losses) per ordinary share - basic (cents):	29
Continuing operations		0.94	1.10	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share – basic		0.94	1.10	0.67

Earnings/(Losses) per ordinary share - diluted (cents):	29
Continuing operations		0.85	1.07	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share - diluted		0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):	29
Continuing operations		75.2	87.7	63.4
Discontinued operations		—	—	(9.5)

Total earnings per American Depositary Share – basic		75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):	29
Continuing operations		68.4	85.4	63.0
Discontinued operations		—	—	(9.4)

Total earnings per American Depositary Share – diluted		68.4	85.4	53.6

Weighted average number of shares used in computing Earnings Per Share:
Ordinary share - basic	29	3,608,743,169	4,107,485,514	4,254,457,083
Ordinary share - diluted	29	3,967,558,949	4,217,527,395	4,282,032,387

American Depositary Share - basic		45,109,290	51,343,569	53,180,714
American Depositary Share - diluted		49,594,487	52,719,092	53,525,405
* Included share-based compensation expense under SFAS 123R (Note 32)
Cost of services		—	—	96
Selling and marketing expenses		—	—	5
General and administrative expenses		—	—	2,973
Product development expenses		—	—	33

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ (Deficit)/Equity

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/ income	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (*)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

Issuance of shares on exercise of employee share options	35,122,423	45	6,709	—	—	—	6,754
Share-based compensation (**)	—	—	3,107	—	—	—	3,107
Unrealized gain on securities	—	—	—	—	465	—	465
Currency translation adjustments	—	—	—	—	13,367	—	13,367
Net income	—	—	—	—	—	28,655	28,655
Appropriation to statutory reserves	—	—	—	139	—	(139)	—

Balance as of December 31, 2006	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458

*	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for-sale securities.
**	The Group recognized share-based compensation expense using SFAS 123R from January 1, 2006. Please refer to note 32.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	33,908	45,006	28,655
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	5,614	975	1,155
Amortization of premium on debt securities	298	383	379
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts receivables	761	691	335
Provision for impairment of goodwill	—	—	4,628
Depreciation	4,544	6,977	8,535
Deferred income tax	(74)	18	(216)
Minority interests	304	221	(223)
Exchange gain, net	—	(1,132)	(2,382)
Loss on disposal of property and equipment	9	94	74
Gain on disposal of available-for-sale securities	—	(450)	—
Loss on issuance of shares by a subsidiary	—	69	—
Share-based compensation expense	—	—	3,107

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(10,443)	(5,764)	10,586
Prepayments	(2,892)	(1,144)	43
Deposits and other receivables	69	(368)	(162)
Due from related parties	(35)	(30)	10
Inventories	(84)	62	(10)
Long-term prepayments and deposits	63	(82)	—
Accounts payable	(1,085)	1,684	385
Other payables and accruals	2,499	5,140	(1,359)
Income tax payable	24	(409)	(299)
Deferred revenues	(374)	(54)	251
Due to related parties	346	(879)	386

Net cash provided by operating activities	33,759	51,008	53,878

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from investing activities:
Payments for purchase of property and equipment	(9,175)	(9,843)	(6,354)
Cash paid for short-term bank deposits	—	(1,878)	(51,110)
Cash paid for entrusted loan provided to a related party	—	(2,461)	—
Cash received from short-term bank deposits	—	—	25,417
Receipt from a related party for repayment of the entrusted loan	—	2,461	—
Payments for purchase of intangible assets	(1,663)	—	—
Payment for investment under cost method	(1,494)	—	—
Net cash used in acquisition of subsidiaries	(14,884)	(99,937)	(34,519)
Payments for investment in available-for-sale securities	(118,883)	—	—
Receipt on disposal of available-for-sale securities	—	16,392	—

Net cash used in investing activities	(146,099)	(95,266)	(66,566)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of issuing expenses	169,024	4,650	6,754
Payments for IPO shares issuing expenses	—	(803)	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	3,985	—
Bank loan, net of handling charges	—	56,886	35,340
Partial repayment of bank loan	—	(901)	(828)
Repayment of loans due to parent company	—	—	(20,038)

Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540
Cash and cash equivalents, beginning of year	22,636	79,320	99,869
Foreign currency translation	—	990	2,957

Cash and cash equivalents, end of year	79,320	99,869	111,366

Representing:
Cash and cash equivalents in discontinued operations, end of year (Note 7)	—	1,135	373
Cash and cash equivalents in continuing operations, end of year	79,320	98,734	110,993

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information

Cash (paid)/received during the year:
Cash paid for income taxes	(9)	(208)	(330)
Interest received from bank deposit and debt securities	3,985	5,552	6,856
Interest paid for bank loans and loans due to parent company	—	(2,167)	(4,608)

Non-cash activities:
Property and equipment transferred from TOM Group	7	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	18,500	47,547	—
Outstanding payments for listing expenses	803	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS

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

On August 11, 2004, the Company, through a subsidiary, acquired 100% equity interest of Treasure Base Investments Limited (“Treasure Base”). Treasure Base provides wireless Internet services in China through a variable interest entity. Treasure Base and its controlled entities (“Treasure Base Group”) were included in the consolidated financial statements of the Company and its controlled entities from August 11, 2004.

On November 19, 2004, the Company, through a subsidiary, acquired 100% equity interest of Whole Win Investments Limited (“Whole Win”). Whole Win provides wireless Internet services in China through a variable interest entity. Whole Win and its controlled entities (“Whole Win Group”) were included in the consolidated financial statements of the Company and its controlled entities from November 19, 2004.

On February 24, 2005, the Company, through a subsidiary, acquired 76.29% equity interest of Indiagames Limited (“Indiagames”). On April 29, 2005, Cisco Inc. and Macromedia Inc. invested in Indiagames by subscribing for new ordinary shares of Indiagames for a combined stake of 18.18% of the enlarged share capital, resulting in a dilution of the Company’s stake in Indiagames to 62.42% from that date. Indiagames publishes, develops and distributes wireless games content globally. The results of operations of Indiagames were included in the consolidated financial statements from February 24, 2005. In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interest in Indiagames so as to focus on the China market and initiated actions to locate a buyer. Accordingly, the results of operations of Indiagames have been shown as “Discontinued Operations” in the Consolidated Statements of Operations for the years ended December 31, 2005 and 2006. The assets and liabilities of Indiagames have been shown as “Assets held for sale” and “Liabilities held for sale” respectively, as at December 31, 2006. For detailed information, please refer to note 7.

On August 22, 2005, the Company, through a subsidiary, entered into a joint venture agreement with Skype Technologies, S.A. (“Skype”) and formed Tel-Online Limited (“Tel-Online”). Tel-Online is currently developing a more customized localized version of its TOM-Skype instant messaging software for the Chinese market and is focusing on building a strong, large user base prior to launching premium services. The Company has determined that Tel-Online is a variable interest entity, and the Company is the primary beneficiary of Tel-Online and therefore consolidates the results of operations of the joint venture.

On January 4, 2006, the Company, through a variable interest entity, acquired 75% equity interest of Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”). Huanjian Shumeng is an operator of an Internet website which provides original Chinese novels to its users. Huanjian Shumeng has been included in the consolidated financial statements of the Company and its controlled entities from January 4, 2006.

On June 1, 2006, the Company, through a subsidiary, acquired 100% equity interest of Gainfirst Asia Limited (“Gainfirst”). Gainfirst provides wireless Internet services in China through a variable interest entity, Beijing Bo Xun Rong Tong Information Technology Company Limited (“Beijing Infomax”). Gainfirst and its controlled entities (“Gainfirst Group”) have been included in the consolidated financial statements of the Company and its controlled entities from June 1, 2006.

On December 20, 2006, the Company entered into a Joint Venture Deed with eBay International AG (“eBay”) to form a joint venture in 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. As at December 31, 2006, the joint venture had not been established and accordingly, no results of this joint venture are reflected in the consolidated financial statements of the Company and its controlled entities. For detailed information, please refer to note 36.

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless Internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), Color Ring-Back Tones (“CRBT”) and Interactive Voice Response (“IVR”) services, online advertising, provision of online Chinese novels and a free online, PC-to-PC Instant Messaging Service (“TOM-Skype”) in China. The Group also provides other wireless Internet services (“Mobile Games”) in China, India and elsewhere.

Details of the Group’s principal subsidiaries and variable interest entities as at December 31, 2006 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held

Beijing Super Channel Network Limited	China, Limited Liability Company	Development of software information system, computer network and website products in China	Registered capital US$13,000,000	100%

Beijing Lahiji Technology Development Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$140,000	100%

Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”)	China, Limited Liability Company	Provision of internet content services and telecom value-added and online advertising services in China	Registered capital RMB100,000,000	100%

Puccini International Limited	Cayman Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, Limited Liability Company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji Network Technology Limited (“Wu Ji Network”)	China, Limited Liability Company	Provision of IVR services in China	Registered capital RMB10,000,000	100%

Treasure Base Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	100 ordinary shares of US$1 each	100%

Ceng Dong Yi (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless Internet services in China	Registered Capital US$150,000	100%

Beijing LingXun Interactive Science Technology and Development Company Limited (“LingXun”)	China, Limited Liability Company	Provision of wireless Internet services in China	Registered capital RMB10,000,000	100%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Whole Win Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Heng Dong Wei Xin (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless Internet services in China	Registered capital US$150,000	100%

Startone (Beijing) Information Technology Company Limited (“Startone”)	China, Limited Liability Company	Provision of wireless Internet services in China	Registered Capital RMB10,000,000	100%

Gainfirst Asia Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	1,000 ordinary share of US$1 each	100%

Beijing Dong Kui Lin Information Technology Company Limited	China, Limited Liability Company	Provision of wireless Internet services in China	Registered capital US$100,000	100%

Beijing Bo Xun Rong Tong Information Technology Company Limited (“Beijing Infomax”)	China, Limited Liability Company	Provision of wireless Internet services in China	Registered Capital RMB10,000,000	100%

Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”)	China, Limited Liability Company	Provision of Internet content services in China	Registered Capital RMB100,000	75%

Beijing GreaTom United Technology Company Limited (“GreaTom”)	China, Limited Liability Company	Development of operating platform for broadband Internet value-added services in China	Registered capital RMB25,000,000	90%

Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”)	China, Limited Liability Company	Operates 163.net and e-mail service provider in China	Registered capital RMB23,000,000	100%

Indiagames Limited (“Indiagames”)	India, Limited Liability Company	Developer, publisher and distributor of mobile games content globally	619,756 ordinary shares of RS10 each	62.42%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Tel-Online Limited (“Tel-Online”)	Cayman Islands, Limited Liability Company	Create, market and distribute TOM-Skype, a customized version of the Skype software in China and develop and maintain a TOM-Skype website	100 ordinary shares of US$1 each	51%

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2006, which in the opinion of the directors of the Company principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative consolidated statements of operations for the year ended December 31, 2005 have been restated as if the operation discontinued during the year ended December 31, 2006, i.e. Indiagames, had been discontinued from the start of the comparative period. Please refer to note 7.

3.	USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4.	VARIABLE INTEREST ENTITIES

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value- added telecommunications services, including wireless Internet services and Internet content services, the Group conducts substantially all of its operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax. Each of these six entities is legally owned by certain citizens of China (the “Registered Shareholders”).

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and Beijing Infomax have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax. The Registered Shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax are required under their contractual arrangements with the Group to transfer their interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$7,968,000, US$19,093,000 and US$19,867,000 as of December 31, 2004, 2005 and 2006, respectively, to the Registered Shareholders to finance their investments. The direct equity interest in these six entities held by the Registered Shareholders has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these six entities to the Group.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. The Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, and has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

In addition, the Company has also determined that Tel-Online and Huanjian Shumeng, a subsidiary of Beijing Lei Ting, are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

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

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired or set up during the year are included in the consolidated statements of operations from the effective date of acquisition or set up.

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

An allowance for doubtful debts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance.

(d)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e)	Assets held for sale

Long-lived assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Prior to the classification as held for sale, these assets are measured in accordance with the Group’s accounting policies. Thereafter, these assets are measured at the lower of its carrying amount or fair value less cost to sell.

(f)	Available-for-sale securities and restricted securities

Investments in available-for-sale securities are stated at fair values, with unrealized gains or losses, net of tax, recorded directly into equity as other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statements of operations. Interest income from available-for-sale securities are reported in interest income.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Available-for-sale securities and restricted securities (continued)

When determining whether a decline in value of an available-for sale security is other-than temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility. Restricted securities are accounted for as the same as available-for-sale securities.

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

Computer equipment	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statements of operations for the difference between the fair value and the carrying value of the assets.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(h)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Except for the newly acquired businesses in 2006 (Huanjian Shumeng and Beijing Infomax) which are tested separately for impairment, the whole of the Group’s wireless Internet services business in China was taken as one reporting unit, as a result of successful completion of operational and managerial integration of previously acquired entities after their acquisitions and the focus of our chief decision makers on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was also tested separately for impairment.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, core technology, developed technology, subscriber list, brand names, operating licenses and copy right arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangible assets that have indefinite useful lives are not amortized. Other intangibles with finite useful lives are amortized over their estimated useful lives of one month to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An intangible asset that is not subject to amortization shall be reviewed for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net undiscounted cash flows resulting from its use. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net undiscounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flow analysis.

(j)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long- lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset calculated using a discounted cash flow analysis.

(k)	Revenue recognition

The Group derives revenues from provision of wireless Internet services, online advertising, commercial enterprise solutions, online games, and others. The Group recognizes its revenues net of related business taxes and value- added taxes.

Wireless Internet services

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless Internet services are derived from mobile games provided by our Indiagames subsidiary which was reported under “Discontinued Operations”.

Wireless Internet services are billed on monthly subscription basis or on usage basis.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Wireless Internet services (continued)

In China, these services are delivered to the Group’s customers primarily through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless Internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain wireless services related content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the users and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

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

Online advertising

The Group derives its online advertising services revenues from placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the online advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the online advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(l)	Cost of revenues

Cost of services

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

Cost of goods sold

Cost of goods sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

(m)	Advertising expenses

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$5,778,000, US$5,793,000 and US$6,415,000 during the years ended December 31, 2004, 2005 and 2006.

(n)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage, when it is probable that there will be a success considering its commercial and technological feasibility and costs can be measured reliably. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expenses as incurred. We have not capitalized any product development expense as the criteria for capitalization are not met.

(o)	Share-based compensation expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant, and was amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provisions of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(o)	Share-based compensation expenses (continued)

In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share-based payment transactions using fair-value methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Pro forma disclosure of application of the fair value recognition provision to share-based compensation in the comparative year is disclosed in note 32.

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

India Employee Benefits Schemes

Gratuity Plan: Indiagames is required to provide for a defined benefit retirement plan covering all its employees in India. Indiagames provides for the gratuity benefit through actuarially determined valuations and the unfunded accumulated benefit obligation is recognized. No funds are set aside for payment of the gratuity accrual up to December 31, 2006.

Provident Fund: All employees in India are entitled to receive benefits under a provident fund administrated and managed by the Government of India, which is a defined contribution plan. Indiagames is required to make monthly contributions to the plan at a predetermined rate (presently 12%) of the employee’s basic salary. Such contributions are charged to income in the period in which they are incurred.

China Statutory Reserves

Certain subsidiaries and variable interest entities of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Prior to 2006, appropriations to the statutory public welfare fund were at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. Starting from 2006, no appropriations to statutory public welfare fund were required to be made. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund was established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging production or increasing share capital.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(q)	Income taxes

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

(r)	Discontinued operations

A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component is separately reported as “discontinued operations” in the Consolidated Statements of Operations. The comparative Consolidated Statements of Operations is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as “discontinued operations” or “held for sale” are presented separately in the assets, liabilities and minority interests sections, respectively, of the Consolidated Balance Sheet upon such classification being made.

(s)	Earnings per ordinary share (“EPS”) and per American Depositary Share (“ADS”)

Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method) and contingently issuable shares in relation to a business acquisition.

Earnings per ADS are computed by multiplying the EPS by 80, which is the number of ordinary shares represented by each ADS.

(t)	Translation of foreign currencies

The functional currency of the Group is Renminbi (“RMB”). The functional currency of our Indiagames subsidiary is the Indian Rupee (“RS”).

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

The functional currency of our subsidiary in India, Indiagames, is the RS. Transactions in foreign currencies are translated in RS at the exchange rate quoted by the State Bank of India prevailing on the date of transaction. Monetary assets and liabilities denominated in currencies other than RS are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Exchange differences resulting from foreign currency transactions are included in the statement of operations of Indiagames. The financial statements of Indiagames are translated from RS to RMB for the purpose of the Group consolidation, using exchange rate in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the statement of operations of Indiagames. The translation adjustments resulting from the translation of these financial statements of Indiagames are reflected as accumulated other comprehensive losses or income in the shareholders’ equity.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive (losses)/income in the shareholders’ equity.

(u)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in three principal business segments in 2006, namely wireless Internet services, online advertising and others.

(v)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net income and other comprehensive (loss)/income. Accumulated other comprehensive (losses)/income of the Group represent the cumulative foreign currency translation adjustment; and unrealized losses on investments in available-for-sale securities.

(w)	Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued the final FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions recognized in an enterprise’s financial statements. FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing a more-likely-than-not recognition threshold a tax position is required to meet before being recognized in the financial statements. Subsequent to the balance sheet date, the Company has adopted FIN48 on January 1, 2007 resulting in a transition adjustment which reduced beginning retained earnings and increased liabilities for unrecognized tax benefits (including interest and penalties) by the same amount of US$1,373,000 as of January 1, 2007. The FIN 48 provision of US$1,373,000 was provided for in respect of uncertain tax benefits associated with the technical and consulting services fees charged from our wholly foreign owned subsidiaries to our domestic variable interest entities.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements (continued)

In September 2006, SFAS 157 “Fair Value Measurement” was issued by FASB. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures requirement about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and shall be applied prospectively except for several types of financial instruments. The Group will be required to adopt the statement in the first quarter of fiscal year 2008. The Company considers that the adoption of SFAS 157 will not have material impact on its consolidated results of operations and financial condition because the fair value measurement we currently use to measure our assets or liabilities is in accordance with the requirement of this new statement.

In February, 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”. This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group is currently evaluating the effect that the adoption of this statement will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

6.	BUSINESS COMBINATIONS

(a)	Acquisition of Treasure Base Group

Effective August 11, 2004, the Group acquired 100% equity interest of Treasure Base Group for a maximum consideration of RMB550,000,000 (equivalent to US$66,420,000). Through a series of contractual arrangements, Treasure Base is the primary beneficiary of a wireless Internet services company, namely LingXun. LingXun is a domestic limited liability company incorporated in China in September 2002, and is principally engaged in the provision of wireless Internet services to customers in China. The acquisition helped the Group to grow its wireless Internet services business in China.

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Treasure Base Group (continued)

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of LingXun have been included in the Group’s consolidated financial statements from the acquisition date of August 11, 2004.

The purchase consideration comprised of the following:

•	an initial consideration of US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration of US$16,615,000, that is equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Goodwill	43,462
Current liabilities	(1,700)

49,908

Professional costs	(259)
Initial consideration paid in 2004	(18,077)
Initial consideration paid in 2005	(14,957)
Earn-out consideration paid in 2006	(16,615)

(49,908)

The excess of the acquisition cost (comprising the consideration and the professional cost associated with the acquisition) over the fair value of the identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A prepayment of the initial consideration amounting to US$18,077,000 was made in 2004, and in May 2005, the Company paid US$14,957,000 cash to satisfy the remaining balance of the initial consideration.

During the year 2006, the Company made a cash payment of US$16,615,000 to settle the earn-out consideration.

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless Internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helped the Group to grow its WAP business in China.

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

(7,289)

The excess of the acquisition cost (comprising purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A payment of the initial consideration amounting to US$2,169,000 was made in 2004, and in May 2005, the Company made the final cash payment of US$5,062,000.

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Indiagames Limited

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration (of which US$300,000 represent tax warranties given by the founder of Indiagames, are currently held in escrow and accounted for as restricted cash in the consolidated balance sheets). Pursuant to the Sales and Subscription Agreement, the Company was due to subscribe for new shares of Indiagames for US$4,000,000 which would have increased its ownership interest to 80.6%. Indiagames is a limited liability company incorporated in India and is principally engaged in the publication, development and distribution of mobile games globally. The acquisition of Indiagames was intended to help the Company to grow its wireless games content services business in India and overseas market.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of Indiagames, to the extent of our ownership interest, have been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

The allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	313
Other current assets	2,989
Property and equipment, net	90
Intangibles	772
Goodwill	11,695
Current liabilities	(1,313)
Minority interests	(493)

14,053

Professional costs	(321)
Cash paid, excluding cash under escrow	(13,432)
Cash paid, held under escrow	(300)

(14,053)

The excess of the acquisition cost (comprising purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed amounting to US$11,695,000 was recorded as goodwill. Identifiable intangible assets amounting to US$772,000, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives.

On April 29, 2005, the Company announced the participation of Cisco Systems Inc. (“Cisco”) and Macromedia Inc. (“Macromedia”) in the financing of Indiagames under a Subscription and Shareholders Agreement. Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription for newly issued shares. The Company’s ownership interest in Indiagames was diluted to 62.42% from that date, resulting in an overall loss of US$69,000 after reducing goodwill and intangible assets related to Indiagames in the consolidated balance sheets by US$2,126,000 and US$110,000, respectively. As part of the agreement for Cisco and Macromedia to invest in Indiagames, the Company was released from its commitment to subscribe for new shares of Indiagames as stated in the original Sales and Subscription Agreement.

6.	BUSINESS COMBINATIONS (continued)

(d)	Acquisition of Huanjian Shumeng

Effective January 4, 2006, the Group, through its variable interest entity, Beijing Lei Ting, entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000 (equivalent to US$2,728,000), of which RMB10,000,000 (equivalent to US$1,240,000) was injected as additional paid-in capital. The payment of the total consideration was made in March 2006 and August 2006. Huanjian Shumeng is an operator of the Internet website hjsm.tom.com (previously www.hjsm.net) which provides original Chinese novels to its users. The investment in Huanjian Shumeng helped to increase traffic to its Internet portal, increase online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Huanjian Shumeng have been included in the Group’s consolidated financial statements from the acquisition date of January 4, 2006.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	1,267
Other current assets	14
Property and equipment, net	6
Intangibles	548
Goodwill	1,397
Current liabilities	(39)
Minority interests	(449)

2,744

Professional costs	(16)
Cash paid	(2,728)

(2,744)

The excess of the acquisition cost (comprising the purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and will be amortized over their useful lives of one month to two years, except for domain names which was considered to have an indefinite useful life. As at December 31, 2006, the carrying value of non-amortized domain names was US$437,000.

On August 23, 2006, the Company, through Beijing Lei Ting, obtained an exclusive call option to purchase the remaining 25% equity interest of Huanjian Shumeng for US$2,400,000, exercisable at anytime after 2 years from February 8, 2006. The fair value of the call option was determined to be de minimis as of December 31, 2006.

6.	BUSINESS COMBINATIONS (continued)

(e)	Acquisition of Gainfirst Group

Effective June 1, 2006, the Group acquired 100% interest in Gainfirst Asia Limited for a maximum consideration of RMB600,000,000 (equivalent to approximately US$75,000,000). Through a series of contractual arrangements, Gainfirst is the primary beneficiary of a wireless Internet services company, namely Beijing Infomax. Beijing Infomax is a domestic limited liability company incorporated in China in February 2003, and is principally engaged in the provision of wireless Internet services to customers in China. The Company has evaluated its relationship with Beijing Infomax and has concluded that it is a variable interest entity of the Company. The acquisition helped the Group strengthen its market position in the wireless Internet services business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Beijing Infomax have been included in the Group’s consolidated financial statements from the acquisition date of June 1, 2006.

The purchase consideration, to be paid fully in cash, comprised of the following:

•	an initial consideration of RMB150,000,000 (equivalent to US$18,750,000);

•

second consideration of RMB93,991,000 (equivalent to US$12,037,000), that is equal to 3.5 times of the 2006 estimated adjusted combined after-tax profit (“2006 earn-out consideration”) minus initial consideration; and

•

final earn-out consideration that is an amount equal to 3 times (if the 2007 adjusted audited combined after-tax profit is less than RMB65,000,000) or 4 times (if the 2007 adjusted audited combined after-tax profit is equal to or more than RMB65,000,000) of the 2007 adjusted audited combined after-tax profit plus adjusted 2006 earn-out consideration minus consideration previously paid up to the final payment.

The allocation of the purchase price consisting of the initial consideration and the 2006 earn-out consideration is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	2,310
Other current assets	1,852
Property and equipments, net	132
Intangibles	2,146
Goodwill	27,266
Current liabilities	(2,707)

30,999

Professional costs	(212)
Consideration paid in 2006	(18,750)
2006 earn-out consideration payable in 2007	(12,037)

(30,999)

6.	BUSINESS COMBINATIONS (continued)

(e)	Acquisition of Gainfirst Group (continued)

The excess of the acquisition cost (comprising the considerations and the professional cost associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition. The primary intangible asset (comprising of 90% of total identifiable intangible assets) is amortized over its useful life of 27 months based on the initial contract period of Beijing Infomax’s TV channel partner.

The payment of the initial consideration of RMB150,000,000 (equivalent to US$18,750,000) was made in August 2006.

Pursuant to the SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the adjusted audited combined after-tax profits of Gainfirst Group for the year 2007 is available. As at December 31, 2006, based on the estimated 2006 combined after-tax profits of Gainfirst Group, the Company expects to make a cash payment of US$12,037,000 during 2007 to settle the 2006 earn-out consideration. The amount of 2006 earn-out consideration payable and additional goodwill related to Gainfirst Group have been reflected in our 2006 consolidated financial statements. The 2007 audited combined after-tax profit of Gainfirst Group has not become certain and accordingly, this contingent consideration has not been reflected in the consolidated financial statements of the Group as at December 31, 2006.

(f)	Unaudited pro forma consolidated financial information

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

	Year ended December 31,
	2004	2005
	(unaudited and in thousands of U.S. dollars)
Revenues	125,924	173,009
Operating profit	32,051	41,256
Net income attributable to shareholders	34,245	45,069
Earnings per ordinary share – basic (cents)	0.95	1.10
Earnings per ordinary share – diluted (cents)	0.86	1.07
Earnings per ADS – basic (cents)	75.9	87.8
Earnings per ADS – diluted (cents)	69.1	85.5

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interest in Indiagames so as to focus on the China market and initiated actions to locate a buyer. For detailed information, please refer to note 7.

6.	BUSINESS COMBINATIONS (continued)

(f)	Unaudited pro forma consolidated financial information (continued)

Disclosure for the year ended December 31, 2006

The following unaudited pro forma consolidated financial information for the years ended December 31, 2005 and 2006, as presented below, reflects the results of operations of the Company assuming the acquisitions of Huanjian Shumeng and Gainfirst Group occurred on January 1, 2005 and 2006 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2005 and 2006 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2005	2006
	(unaudited and in thousands of U.S. dollars)
Revenues	182,371	171,394
Operating profit	39,986	29,990
Net income attributable to shareholders	44,187	28,889
Earnings per ordinary share – basic (cents)	1.08	0.68
Earnings per ordinary share – diluted (cents)	1.05	0.67
Earnings per ADS – basic (cents)	86.06	54.32
Earnings per ADS – diluted (cents)	83.82	53.97

7.	DISCONTINUED OPERATIONS

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the consolidated balance sheet as at December 31, 2006. The results of its operation were also separately presented on the face of the consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006 which included:

	Year ended December 31,
	2005	2006
	(unaudited and in thousands of U.S. dollars)
Net profit/(loss) for Indiagames	68	(421)
Loss on issuance of Indiagames’ shares (Note 6(c))	(69)	—
Provision for goodwill impairment *	—	(4,628)

Loss from Discontinued Operations	(1)	(5,049)

*	The Company recognized an impairment charge on goodwill relating to Indiagames amounting to US$4,628,000 based on a binding term sheet signed with a potential buyer in March 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

December 31, 2006
(in thousands of U.S. dollars)
Cash and cash equivalents	373
Short-term bank deposits	2,592
Account receivable, net	2,067
Other current assets	1,856
Goodwill, net	4,754
Other non-current assets	550

Assets held for sale	12,192

Accounts payable	104
Other payable and accruals	1,027

Liabilities held for sale	1,131

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 has been reported separately in the Group’s consolidated balance sheet as at December 31, 2006.

7.	DISCONTINUED OPERATIONS (continued)

The results and cash flow information for Indiagames during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Revenues	4,046	3,946
Operating expenses	(3,802)	(4,805)

Operating profit/(loss)	244	(859)
Other income	118	205

Income/(loss) before tax	362	(654)
Income tax (charge)/credit	(39)	45

Income/(loss) after tax	323	(609)
Minority interest	(255)	188

Net profit/(loss)	68	(421)

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net cash (used)/provided by operating activities	(915)	5
Net cash used in investing activities	(2,143)	(769)
Net cash provided by financing activities	3,985	—

Net increase/(decrease) in cash and cash equivalents	927	(764)
Cash and cash equivalents, beginning of year	313	1,135
Foreign currency translation	(105)	2

Cash and cash equivalents, end of year	1,135	373

On March 5, 2007, a binding term sheet was signed with a potential buyer of Indiagames. As of the date of approval of these audited consolidated financial statements, a definitive agreement is still under negotiation.

8.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the years ended December 31, 2005 and 2006.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless Internet services revenues of the Group for the years ended December 31, 2005 and 2006 are derived from co-operative arrangements with China Mobile and China Unicom (the “Chinese mobile telecommunication operators”). The Chinese mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the Chinese mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless Internet services business might be adversely affected.

Revenues earned from customers through the Chinese mobile telecommunication operators for the years ended December 31, 2005 and 2006 were US$157,719,000, representing 94% of total revenue of the Group, and US$152,165,000, representing 90% of total revenue of the Group, respectively.

Amounts due from the Chinese mobile telecommunication operators as of December 31, 2005 and 2006, were US$27,284,000, representing 80% of net accounts receivable, and US$15,846,000, representing 68% of net accounts receivable, respectively.

A small portion of wireless Internet services revenues are derived from co-operative arrangements with a number of foreign mobile telecommunication operators, distributing mobile games from our Indiagames subsidiary. Indiagames’s results were reported under “Discontinued Operations”.

(c)	Credit risk

The Group focuses on key customers both for online advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses.

For the wireless Internet services, the Group is required to assume certain credit risk under specified circumstances when the mobile telecommunication operators are not able to collect the fee from the end customers. During the three years ended December 31, 2006, the Group did not experience significant credit losses.

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

On July 7, 2006, the Group received a notice from China Mobile on policy changes for services on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during the third quarter 2006.

8.	CONCENTRATION AND RISKS (continued)

(d)	Chinese market macro-economic and regulatory risks and uncertainties (continued)

These new policies have had a substantial negative impact on the Group’s wireless business, resulting in substantial revenue and profit declines from prior periods.

As of January 2007, the Group’s IVR operations were transitioned to China Mobile’s centralized IVR platform and China Mobile increased its share of the fees we generate by providing IVR services over its networks from 15% to 30%. In addition, in May 2007, China Mobile introduced a new practice of sending fee reminders to its WAP service users when they request downloads of WAP pages onto their mobile handsets and seeking their confirmations before such download requests are processed.

Furthermore, in the past, China Mobile entered into its own strategic alliances with selected mobile phone producers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s Monternet wireless portal, including certain of the Group’s products. However, beginning in May 2007, China Mobile has started to promote only its own wireless value-added service products in such menus and not those of the Group or other third-party value-added service providers.

On April 11, 2007, MII issued a notice barring the production of mobile handsets with wireless Internet services icons embedded in the handset menus in such a way that the icons and codes cannot be changed or deleted by consumers. Such notice took effect on June 1, 2007.

These new policies may have substantial impact on the Group’s wireless Internet service business. The Group is still in the process of evaluating their impact on the Group’s revenue and profit.

(e)	Other markets macro-economic and regulatory risks and uncertainties

The Group operates its mobile games subsidiary, Indiagames, in India and Indiagames is subject to certain macro-economic and regulatory risks and uncertainties in that country. These uncertainties extend to the ability of the Group to operate its mobile games publishing, development and distribution business in India. Although one of the driving forces of the Indian economy is their strength in information technology, uncertainty remains as to, among others, the regulatory, competitiveness and labor factors. On a global scale, excluding China and India, the Group may be subject to restrictions that could result in severe limits to Indiagames’ ability to conduct mobile games business in its chosen markets.

(f)	Other risks

A majority of the Group’s sales, purchases and expenses transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

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

On July 21, 2005, the PBOC announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. Since then the RMB has shown continuous appreciation against the US$, climbing 3.7% against the US$ to RMB7.81 per US$ on December 31, 2006. We would expect our revenues on a US$ basis to be impacted roughly in line with the fluctuation of the RMB exchange rates against the US$.

9.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits arose from one-year fixed deposits of US$25,613,000 (December 31, 2005: US$1,863,000), bearing interest rates between 2.25% and 2.52% per annum.

10.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Accounts receivable, gross	37,883	27,825
Provision for doubtful accounts receivable	(3,933)	(4,352)

Accounts receivable, net	33,950	23,473

10.	ACCOUNTS RECEIVABLE, NET (continued)

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	14,229	11,051
31-60 days	7,323	3,987
61-90 days	5,122	2,469
Over 90 days	7,276	5,966

Accounts receivable, net	33,950	23,473

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet services revenues are collected from the mobile telecommunication operators in arrears.

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 are as below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Beginning of year	(3,164)	(3,933)
Charged to expenses	(691)	(335)
Write-off of receivable balances and corresponding provisions	5	53
Exchange adjustment	(83)	(169)
Reclassified to assets held for sale	—	32

End of year	(3,933)	(4,352)

11.	RESTRICTED CASH

Restricted cash of US$300,000 (December 31, 2005: US$300,000) represents money held in escrow pursuant to tax warranties provided by the founder of Indiagames Limited. The tax warranties are effective for a period of 2 years starting from the share subscription closing date of April 29, 2005. As at December 31, 2006, the restricted cash is classified as a current asset of the Company in the consolidated balance sheets.

12.	PREPAYMENTS

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Prepayment for website content	3,191	1,608
Portal facility prepayment	253	402
Fixed asset purchase prepayment	113	23
Tax prepayment	424	460
Prepaid marketing expense	1,456	1,871
Others	616	390

Total	6,053	4,754

13.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Rental deposits	581	370
Advances to staff	74	163
Interest receivable	1,627	1,774
Others	221	309

Total	2,503	2,616

14.	DUE FROM/TO RELATED PARTIES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Due from:
Parent company	—	4
Fellow subsidiaries	153	127
Related companies	36	39

Total	189	170

Due to:
Parent company	19,281	—
Fellow subsidiaries	63	195
Related companies	86	9

Total	19,430	204

Except for the balance due to parent company (as below), the balances due from/(to) all related parties are unsecured,

non-interest bearing and have no fixed terms of repayment.

The balance due to parent company was unsecured and was repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong Interbank Offered Rate since January 1, 2004. In August 2006 and September 2006, the Company repaid all outstanding balances of US$20,038,000 to the parent company. During the years ended December 31, 2004, 2005 and 2006, interest charges on the balance due to our parent company amounted to US$428,000, US$939,000 and US$836,000, respectively.

15.	AVAILABLE-FOR-SALE SECURITIES AND RESTRICTED SECURITIES

In April 2004, the Company purchased a portfolio of marketable debt securities at a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum (Upon disposal of certain securities as mentioned below, the maturity date ranges from March 2008 to August 2009, and the coupon interest rate ranges from 2.25% per annum to 5.375% per annum). The Company’s investment in marketable debt securities was classified as available-for-sale securities.

15.	AVAILABLE-FOR-SALE SECURITIES AND RESTRICTED SECURITIES (continued)

In April 2005, the Company sold certain available-for-sale securities and received the proceeds totaling US$16,392,000 on the same date. Gains on disposal amounted to US$450,000. Also, during the same month, the Company pledged and set aside debt securities with total face value of US$60,000,000 as collateral for a four-year bank loan facility. As a result, those debt securities were reclassified from “available-for-sale securities” to “restricted securities”. As at December 31, 2006, these restricted securities had a market value of US$59,037,000 (December 31, 2005: US$59,122,000). Details of the bank loan are presented in note 24.

In June 2006, the Company effectively pledged debt securities with total face value of US$40,000,000 as collateral for a one-year bank loan. Details of the short-term bank loan are presented in note 23. As a result, those debt securities have been reclassified from “available-for-sale securities” to “restricted securities”. As at December 31, 2006, these restricted securities had a market value of US$38,692,000 (December 31, 2005: US$38,519,000).

The aggregate fair value of restricted securities amounted to US$97,729,000 as at December 31, 2006 (December 31, 2005: US$59,122,000 of restricted securities and US$38,519,000 of available-for-sale securities). For the year ended December 31, 2006, the Company recorded US$465,000 of unrealized gain on its restricted securities in other comprehensive (loss)/income and US$3,713,000 of interest income in the Consolidated Statements of Operations.

16.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Sichuan Greatwall”) for a consideration of US$1,494,000. As at December 31, 2006, the investment in Sichuan Greatwall of US$1,588,000 included a currency translation adjustment of US$94,000 arising in 2006. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2006, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

17.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Computer equipment	30,844	39,566
Furniture and office equipment	1,133	1,133
Motor vehicles	284	343
Leasehold improvements	2,296	2,497

	34,557	43,539
Less: Accumulated depreciation	(16,748)	(25,716)
Less: Provision for impairment	(2,463)	(2,463)

Net book value	15,346	15,360

During the years ended December 31, 2004, 2005 and 2006, the depreciation charges of the Group amounted to US$4,544,000, US$6,977,000 and US$8,535,000 respectively, of which US$4,544,000, US$6,909,000 and US$8,436,000 were depreciation charges in continuing operations.

18.	GOODWILL, NET

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Cost:
Beginning of year	201,856	228,040
Goodwill arising from acquisitions (*)	26,184	28,663
Exchange adjustment	—	13,558
Reclassified to assets held for sale	—	(9,392)

End of year	228,040	260,869

Accumulated amortization and provision for impairment:
Beginning of year	43,362	43,362
Exchange adjustment	—	2,716

End of year	43,362	46,078

Net book value:
End of year	184,678	214,791

Beginning of year	158,494	184,678

*	Goodwill arising from acquisitions totaling US$26,184,000 during the year ended December 31, 2005 included US$9,569,000 in connection with the acquisition of Indiagames and US$16,615,000 of the earn-out consideration for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

In 2006, goodwill increased by US$28,663,000 which included US$1,397,000 arising on the acquisition of Huanjian Shumeng and US$27,266,000 arising on the acquisition of Beijing Infomax, as discussed in note 6 “Business Combinations”.

For the year ended December 31, 2006, the Company tested goodwill for impairment with the assistance of an independent valuer and determined that there was no impairment of goodwill on the Company’s wireless Internet business in China, Huanjian Shumeng and Beijing Infomax. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (Discounted Cash Flows). The book value of goodwill of wireless Internet business in China, Huanjian Shumeng and Beijing Infomax were US$185,712,000, US$1,443,000 and US$27,636,000 respectively as at the December 31, 2006.

19.	INTANGIBLES, NET

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Domain names	660	1,138
Trademark	263	279
Customer base	471	516
Backlog	28	30
Software	1,403	1,466
Licenses	1,053	1,365
Completed technology	356	—
Core technology	215	61
Partnership contract	—	1,993

	4,449	6,848
Less: Accumulated amortization	(1,440)	(2,205)
Less: Provision for impairment	(1,594)	(1,694)

Net book value	1,415	2,949

Partnership contract represents the Partnership Agreement between Beijing Infomax and CCTV2 which was recognized and measured at fair value upon acquisition based on a valuation performed by an independent valuer. The intangible asset of the partnership contract is amortized over its useful life of 27 months based on the initial contract period of Beijing Infomax’s TV channel partner. Other additions of intangible assets primarily include domain names, licenses and content copyrights which arose in connection with the acquisitions of Huanjian Shumeng and Beijing Infomax.

During the year ended December 31, 2004, 2005 and 2006, the amortization expenses of the Group amounted to US$5,614,000, US$975,000, and US$1,155,000 respectively, of which US$5,614,000, US$535,000 and US$1,045,000 were recorded in continuing operations.

During the year ended December 31, 2005, the Company wrote off intangible assets totalling US$221,000 relating to customer base together with the corresponding accumulated amortization of the same amount as such intangible asset was fully amortized. In 2006, the Company did not write off any intangible assets.

20.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	2,609	3,956
31-60 days	399	1,548
61-90 days	323	836
Over 90 days	1,700	3,025

Total accounts payable	5,031	9,365

21.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	2,559	778
Advertising expenses payable	811	901
Rental and other lease charges accruals	5	26
Internet access charges and other direct costs accruals	5,419	5,396
Business tax and other levies payable	3,180	3,003
Advances received from customers	1,709	1,484
Professional fees on acquisitions	272	65
Interest on bank loans	446	695
Legal and professional fees accruals	986	1,575
Others	615	756

Total	16,002	14,679

22.	CONSIDERATION PAYABLES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Acquisition of Treasure Base Group	16,615	—
Acquisition of Gainfirst Group	—	12,037

Total	16,615	12,037

In March 2006, the Company paid the outstanding consideration payables totaling US$16,615,000 in connection with the acquisition of Treasure Base Group. As at December 31, 2006, the Company had a balance of US$12,037,000 of consideration payable in relation to the 2006 earn-out consideration due for the acquisition of Gainfirst Group, as discussed in note 6 “Business Combinations”.

23.	SHORT-TERM BANK LOAN

In May 2006, the Company entered into a loan agreement with a bank whereby on June 2, 2006 the Company effectively pledged certain debt securities (the “Securities”) with a total face value of US$40,000,000 as security for a one-year bank loan, totaling US$35,340,000 and bearing interest at 0.3% over 3-month London Inter-Bank Offered Rate (“LIBOR”). The Company is entitled to the income in respect of the debt securities while they are pledged.

Pursuant to the agreement, the Company shall pay the bank an additional amount (“Additional Amount”) in case: (i) the market value of the Securities is equal to or less than 96% of the market value at inception of the loan (“Initial Market Value”) or (ii) the market value of the Securities plus the Additional Amount paid (“Portfolio Amount”) is equal to or less than 96% of Initial Market Value. Correspondingly, the Company is entitled to request the bank to repay the Additional Amount plus interest calculated at daily US Federal Funds Rate thereon if the Portfolio Amount is equal to or higher than 104% of Initial Market Value. The bank loan will be repaid on or before June 2, 2007.

24.	SECURED BANK LOAN

In April 2005, the Group had pledged certain available-for-sale securities (thereafter referred to as the “restricted securities”) with a total face value of US$60,000,000 to secure a bank loan facility, totaling US$57,000,000 and bearing interest at 0.23% per annum over LIBOR. On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, which, after handling charges, aggregated to US$56,886,000, to fund the payment of business acquisitions. Pursuant to the loan covenants, if the aggregate principal amount of the outstanding loan exceeds 95% of the lower of the market value or face value of the restricted securities, or if any of the restricted securities has been downgraded, the Company shall repay part of the loan or provide additional securities. During the year ended December 31, 2006, US$828,000 was repaid and the remaining balance of the bank loan will be repaid on or before April 28, 2009.

25.	SHARE CAPITAL

Company – Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2005 and 2006	10,000,000,000	12,821

Company – Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2005	4,224,532,105	5,416
Issuance of shares on exercise of employee share options	35,122,423	45

As at December 31, 2006	4,259,654,528	5,461

As at December 31, 2003, the Company had an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$ 5,128,000.

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

On April 25, 2005, Cranwood was issued and allotted 304,155,503 ordinary shares in the Company, worth US$47,547,000, which represented the balance settled in shares of half the total purchase consideration for the acquisition of Puccini Group of US$132,094,000. During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000.

During the year ended December 31, 2006, share options were exercised by certain employees. As a result, the Company issued 35,122,423 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$6,754,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

26.	CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

The total provision for such employee benefits was US$1,121,000, US$2,086,000 and US$1,989,000 for the years ended December 31, 2004, 2005 and 2006, respectively. For the years ended December 31, 2004, 2005 and 2006, contributions to the plans out of the amounts accrued for medical and pension benefits amounted to US$1,045,000 US$1,881,000 and US$1,908,000 respectively.

(b)	China Statutory Reserves

During the year ended December 31, 2004, one legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on its after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local regulations.

During the year ended December 31, 2005, six legal entities totally appropriated US$1,354,000 and US$590,000 respectively to statutory surplus reserve and statutory public welfare fund, based on their after-tax net income under PRC GAAP.

During the year ended December 31, 2006, three legal entities totally appropriated US$139,000 to statutory surplus reserve based on their after-tax net income under PRC GAAP.

(c)	India Employee Benefits Schemes

Gratuity Plan: The Company recognized contributions of US$4,000 and US$26,000 for the years ended December 31, 2005 and 2006, respectively. Estimated contributions for the year 2007 based on an actuarial valuation is US$27,000.

Provident Fund: Provident Fund contributions of US$56,000 and US$80,000 were included in our consolidated statements of operations for the years ended December 31, 2005 and 2006 respectively. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to our consolidated statements of operations in the period in which they are incurred.

27.	RELATED PARTY TRANSACTIONS

			Year ended December 31,
			2004	2005	2006
		Note	(in thousands of U.S. dollars)
i)	Operating revenue items
	Online advertising, commercial enterprise solutions and wireless Internet services revenues earned from:	(a)
	- subsidiaries of TOM Group	(b)	51	—	40
	- subsidiaries of a shareholder of TOM Group		—	15	488
	- a joint venturer	(c)	—	—	126

27.	RELATED PARTY TRANSACTIONS (continued)

			Year ended December 31,
			2004	2005	2006
		Note	(in thousands of U.S. dollars)
ii)	Operating expenses items
	Office rental expenses charged by:
	- a related company of a shareholder of TOM Group	(d)	1,487	1,378	1,413

	Wireless Internet revenues share, commercial enterprise solutions and Internet access expenses charged by:	(e)
	- subsidiaries of TOM Group	(f)	82	240	746
	- subsidiaries of a shareholder of TOM Group		—	61	83
	- a joint venturer	(c)	—	—	100

	Recharge to TOM Group and its subsidiaries of operating expenses incurred on their behalf		365	255	312

	Administrative service fees charged by TOM Group	(g)	641	641	577

	Recharged by TOM Group or its subsidiaries of for miscellaneous expenses incurred on our behalf		164	191	131

	Operating expenses recharged from a related company of the Group	(h)	—	89	40

iii)	Others
	Interest income from an associate of TOM Group	(i)	—	54	—

	Entrusted loan to an associate of TOM Group which has been collected before year end	(i)	—	2,461	—

	Interest expenses charged by TOM Group	(i)	428	939	836

	Loan repayment to TOM Group	(i)	—	—	20,038

(a)	As of December 31, 2004, 2005 and 2006, balances due from these related companies in respect of online advertising, commercial enterprise solutions and wireless Internet services amounted to US$705,000, nil and US$258,000 respectively.

(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM Group International Limited (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement expired on December 31, 2006. During the year end December 31, 2006, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned commercial enterprise solution revenue from a subsidiary of TOM Group amounted to US$40,000.

27.	RELATED PARTY TRANSACTIONS (continued)

(c)	On August 22, 2005, the Group entered into a co-branding agreement with Skype to provide co-marketing and co-branding activities for TOM-Skype branded application, website and content to the Group’s existing customers. Pursuant to this agreement, the revenue generated from these customers will be equally shared between the Group and Skype accordingly. For the year ended December 31, 2006, the Group earned total revenue of US$126,000 from Skype and shared total revenue of US$100,000 with Skype.

(d)	The office premises were leased to the Group at market rates commencing June 15, 2003 under three lease agreements and were renewed on December 15, 2006 for a term of three years.

(e)	As of December 31, 2004, 2005 and 2006, balances due to these related companies in respect of media services, commercial enterprise solutions and Internet access charges amounted to US$23,000, US$240,000 and US$163,000 respectively.

(f)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline media services (e.g. print, publishing and offline advertising) on a non- exclusive basis from TOM Group. This agreement expired on December 31, 2006. During the year ended December 31, 2006, the Group recorded Media Services fee expenses equal to US$746,000.

(g)	On September 26, 2003, the Company entered into an administrative services agreement with TOM Group for three years, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal and other supporting services to the Group. The fee for the services provided was calculated on a cost reimbursement basis and capped at HK$5,000,000 (equivalent to US$641,000 for the years ended December 31, 2004 and 2005). On September 27, 2006, the Company renewed the administrative services agreement with TOM Group for another 2 years, and pursuant to the renewed agreement, the cap of the service fee is reduced to HK$3,000,000 (equivalent to US$385,000).

(h)	ChinaCare (Hong Kong) Limited, which is controlled by a principal shareholder of the Company, paid approximately US$40,000 to two of its staff on behalf of the Company for their consulting services to the Company in 2006. The amount had been fully reimbursed by the Company in 2006.

(i)	The Group provided an entrusted loan of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest) on September 2, 2005. The principal amount plus interest income amounting to US$54,000 was paid to the Group at the end of December 2005.

(j)	On September 21, 2003, the Group entered into loan agreements with TOM Group, under which TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans were interest bearing at the market rate of 1.65% per annum over the Hong Kong Interbank Offered Rate. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The loans and imputed loan interests were fully repaid in August and September 2006 upon demand. The loans’ interest for the year 2006 amounted to US$836,000 and was repaid during the year.

(k)	The Group had extended loans of US$7,968,000, US$19,093,000 and US$19,867,000 as of December 31, 2004, 2005 and 2006, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities. For details of these variable interest entities, please refer to note 4.

28.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2004, 2005 and 2006.

The effect of tax holiday is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except for per share data)
Effect of tax holiday	8,153	20,843	15,534
Earnings per ordinary share effect, basic (cents)	0.23	0.51	0.37
The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:
	Year ended December 31,
	2004	2005	2006
EIT statutory rate	33%	33%	33%
Permanent book-tax differences:
– Staff costs and welfare	2%	2%	6%
– Administrative expenses	3%	5%	9%
– Advertising expenses	—	—	1%
– Interest expense	—	2%	6%
– Provision for impairment and amortization of goodwill and other intangibles	1%	—	8%
– Donation	2%	—	—
– Others	(2)%	(3)%	(5)%
Change in valuation allowance	(18)%	7%	(2)%
Effect of tax holiday	(21)%	(46)%	(55)%

Effective EIT rate	—	—	1%

28.	INCOME TAXES (continued)

China (continued)

As of December 31, 2004, 2005 and 2006, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Loss carry-forwards	1,797	4,180	5,803
Depreciation	858	950	906
Provision for impairment of intangibles	23	—	—
Allowance for doubtful accounts	285	341	675
Provision for impairment of property and equipment	114	—	—
Others	729	350	(118)
Valuation allowances	(3,458)	(5,482)	(6,745)

Net deferred tax assets	348	339	521

Subject to the approval of the relevant tax authorities, the Group had losses carried forward of US$24,985,000 as of December 31, 2006. US$2,318,000, US$4,210,000, US$2,183,000, US$8,026,000 and US$8,248,000 of these loss carry-forwards will expire in 2007, 2008, 2009, 2010 and 2011, respectively.

As of December 31, 2004, 2005 and 2006, valuation allowances of US$3,458,000, US$5,482,000 and US$6,745,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. It is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The deferred tax assets of US$673,000 as of December 31, 2006 (December 31, 2005: US$521,000) arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future. As of December 31, 2006, the Group had deferred tax liabilities of US$152,000 (December 31, 2005: US$182,000).

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 year tax holiday incentive granted under certain conditions. Income tax of Indiagames was included under discontinued operations as disclosed in note 7.

29.	EARNINGS/(LOSSES) PER ORDINARY SHARE AND EARNINGS/(LOSSES) PER AMERICAN DEPOSITARY SHARE

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Income from continuing operations	33,908	45,007	33,704
Loss from discontinued operations	—	(1)	(5,049)

Net income attributable to ordinary shareholders	33,908	45,006	28,655

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,608,743,169	4,107,485,514	4,254,457,083
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	358,815,780	95,829,816	—
Dilutive effect of share options	—	14,212,065	27,575,304

Weighted average number of ordinary shares outstanding, diluted	3,967,558,949	4,217,527,395	4,282,032,387

	Year ended December 31,
	2004	2005	2006
Earnings/(Losses) per ordinary share – basic (cents):
Continuing operations	0.94	1.10	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - basic	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents)::
Continuing operations	0.85	1.07	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - diluted	0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):
Continuing operations	75.2	87.7	63.4
Discontinued operations	—	—	(9.5)

Total earnings per American Depositary Share - basic	75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):
Continuing operations	68.4	85.4	63.0
Discontinued operations	—	—	(9.4)

Total earnings per American Depositary Share - diluted	68.4	85.4	53.6

29.	EARNINGS/(LOSSES) PER ORDINARY SHARE AND EARNINGS/(LOSSES) PER AMERICAN DEPOSITARY SHARE (continued)

Share options for a total of 280,000,000 ordinary shares in 2004 were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005 and 2006, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

In 2005 and 2006, share options were exercised by certain employees. As a result, the Company issued 24,176,602 and 35,122,423 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000 and US$6,754,000 in 2005 and 2006, respectively. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

30.	DIVIDENDS

There were no dividends declared, made or paid by the Group for the years ended December 31, 2004, 2005 and 2006.

31.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

32.	SHARE-BASED COMPENSATION

The Group’s share-based compensation plans include five share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and two share option schemes of TOM Group (“TOM Group Old Share Option Scheme” and “TOM Group New Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

(a)	TOM Group Pre-IPO Share Option Plan

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of TOM Group. Each option is exercisable as determined by the board and has a maximum term of ten years from February 11, 2000. In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM Group granted 9,080,000 options to an executive director of the Company on February 11, 2000. Share-based compensation charge incurred by TOM Group for this executive director of the Company was allocated to the Company primarily based on the Group’s total assets to those of TOM Group.

Following the listing of the shares of TOM Group on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

32.	SHARE-BASED COMPENSATION (continued)

(b)	TOM Group Old Share Option Scheme and TOM Group New Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme (“TOM Group Old Share Option Scheme”) which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Old Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirements of the GEM Listing Rules.

On July 23, 2004, the then shareholders of TOM Group terminated the TOM Group Old Share Option Scheme and adopted a new share option scheme “TOM Group New Share Option Scheme” due to the withdrawal of the listing of the shares of TOM Group on GEM and commencement of dealings of the shares of TOM Group on Main Board. The termination of the TOM Group Old Share Option Scheme and the adoption of the TOM Group New Share Option Scheme took effect from August 4, 2004 (listing date of TOM Group on the Main Board of the Stock Exchange of Hong Kong (“Main Board”)). No further options may be granted under the TOM Group Old Share Option Scheme upon its termination, but the provisions of the TOM Group Old Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the TOM Group Old Share Option Scheme may continue to be exercisable in accordance with the terms of issue.

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

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. For the TOM Group Old Share Option Scheme, vesting periods generally range from 1 year to 7 years. No vesting period is specified in the TOM Group New Share Option Scheme yet.

No option was granted to the executive directors of the Company and employees of the Group during 2004, 2005 and 2006 under TOM Group Old Share Option Scheme. There has been no option granted to the executive directors of the Company and employees of the Group under the TOM Group New Share Option Scheme since the adoption of the scheme.

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally ranges from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under The Company Pre-IPO Share Option Plan.

32.	SHARE-BASED COMPENSATION (continued)

(d)	The Company Share Option Scheme

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

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2004		2005		2006
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	25,626,000	0.45	24,124,000	0.44	22,222,000	0.42
Granted	—	—	—	—	—	—
Cancelled	(1,502,000)	0.86	(1,902,000)	0.66	(922,000)	0.76

Outstanding at year end	24,124,000	0.44	22,222,000	0.42	21,300,000	0.40

Exercisable at year end	18,204,000	0.38	19,376,000	0.39	21,300,000	0.40

32.	SHARE-BASED COMPENSATION (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2006:

	As of December 31, 2006
	Options outstanding			Options exercisable
Range of Exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 – 0.38	16,438,000	4.75	0.27	16,438,000	4.75	0.27
0.39 – 0.77	3,756,000	3.59	0.69	3,756,000	3.59	0.69
1.16 – 1.54	1,106,000	3.22	1.45	1,106,000	3.22	1.45

	21,300,000	4.47	0.40	21,300,000	4.47	0.40

The Company Pre-IPO Share Option Plan
	Year ended December 31,
	2004		2005		2006
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—	262,425,040	0.19	220,457,181	0.19
Granted	280,000,000	0.19	—	—	—	—
Exercised	—	—	(24,176,602)	0.19	(35,122,423)	0.19
Cancelled	(17,574,960)	0.19	(17,791,257)	0.19	(4,087,527)	0.19

Outstanding at year end	262,425,040	0.19	220,457,181	0.19	181,247,231	0.19

Exercisable at year end	26,352,654	0.19	51,502,969	0.19	69,555,689	0.19

32.	SHARE-BASED COMPENSATION (continued)

(e)	Movement of Share Option Plans (continued)

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2005 are 8.13 years and 8.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2006 are 7.13 years and 7.13 years, respectively.

The Company’s Share Option Scheme

	Year ended December 31,
	2005		2006
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—	18,000,000	0.15
Granted	18,000,000	0.15	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at year end	18,000,000	0.15	18,000,000	0.15

Exercisable at year end	—	—	2,700,000	0.15

The 18,000,000 share options were granted to a director of the Company as at May 11, 2005.

The remaining contractual life of the options outstanding as of December 31, 2005 is 9.36 years.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2006 are 8.36 years and 8.36 years, respectively.

32.	SHARE-BASED COMPENSATION (continued)

(e)	Movement of Share Option Plans (continued)

The movements of the share options granted to the non-executive directors of the Company under the Share Option Plans during the year ended December 31, 2004, 2005 and 2006 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2004		2005		2006
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	78,138,000	0.39	78,138,000	0.39	78,138,000	0.39
Addition*	—	—	—	—	9,026,000	0.29
Exclusion**	—	—	—	—	(63,138,000)	0.40

Outstanding at year end	78,138,000	0.39	78,138,000	0.39	24,026,000	0.31

Exercisable at year end	56,138,000	0.41	67,138,000	0.40	24,026,000	0.31

* As Ms. Angela Mak was appointed as a non-executive director of the Company in April 2006, the outstanding options totaling 9,026,000 held by her as at December 31, 2006 were included accordingly.
** As Mr. Sing Wang resigned as a non-executive director of the Company in January 2006, the outstanding options totaling 63,138,000 held by him as at December 31, 2006 were excluded.

The following is additional information relating to options outstanding as of December 31, 2006:

	As of December 31, 2006
	Options outstanding			Options exercisable
Range of Exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 – 0.38	24,026,000	6.40	0.31	24,026,000	6.40	0.31

32.	SHARE-BASED COMPENSATION (continued)

(f)	Pro forma disclosures

Prior to 2006, the Group accounted for the share options scheme, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group recorded expense for employee share compensation plans equal to the excess of the market price of the underlying shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the stock based compensation issued to employees as of the date of grant was amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value in the comparative periods, as defined by SFAS 123R for awards granted under its share option plans.

The estimated weighted average grant date fair value as defined by SFAS 123 was calculated using the Black- Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2004	2005
Risk free interest rate (%)	0.2 – 2.07	2.34 – 3.23
Expected life (years)	0.57 – 4.07	1 – 4
Expected dividend yield	0	0
Volatility (%)	64	40
Weighted average estimated grant date fair value (US$)	0.38 – 0.75	0.04

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation in the comparative periods, the effect would have been to reduce net income and pro forma amounts would have been adjusted as follows:

	Year ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Net income as reported	33,908	45,006
Add: share compensation cost as reported	—	—
Less: stock based employee compensation expense determined under fair value based method, net of tax	(8,578)	(5,252)
Less: allocation of total stock based employee compensation expense determined under fair value method	—	—

Pro forma net income attributable to shareholders	25,330	39,754

Pro forma earnings per ordinary share – basic (cents)	0.702	0.97

Pro forma earnings per ordinary share – diluted (cents)	0.654	0.94

33.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Contracted but not provided for *	—	20,000
Property and equipment:
Authorized but not contracted for	1,046	3,010

Total	1,046	23,010

* US$20,000,000 represents the commitment for financing the Joint Venture with eBay. For details, please refer to note 36.

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2005 and 2006 are as follows:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
2006	1,463	—
2007	306	1,233
2008	7	815
2009	—	862

Total	1,776	2,910

As of December 31, 2006, the Group had no operating lease commitment beyond 2009.

For the years ended December 31, 2004, 2005 and 2006, the Group incurred rental expenses of US$1,150,000, US$1,930,000 and US$2,084,000 respectively.

34.	SEGMENT INFORMATION

Based on the criteria established by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2006. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and online advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision makers. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
	(restated*)
Revenues
Wireless Internet services	112,880	157,833	152,637
Online advertising	7,583	9,210	13,279
Others	2,257	1,025	2,449

Total revenues	122,720	168,068	168,365

Cost of revenues
Wireless Internet services	(60,979)	(93,806)	(100,212)
Online advertising	(2,736)	(2,877)	(4,925)
Others	(1,042)	(217)	(782)

Total cost of revenues	(64,757)	(96,900)	(105,919)

Gross profit	57,963	71,168	62,446

* Figures in 2005 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

35.	EXCHANGE GAIN

Due to the appreciation of RMB against the US$, as discussed in note 8(f), we recorded an exchange gain of US$1,132,000 and US$2,382,000 in our consolidated statements of operations for the years ended December 31, 2005 and 2006 respectively. This exchange gain primarily arose from the translation of our net non-RMB liability at the year end. Our investments in available-for-sale securities and restricted securities were excluded from the quantification for the exchange difference to be captured in the consolidated statements of operations, due to the Group’s accounting policy requiring the change in fair value of the available-for-sale securities and restricted securities (including the exchange difference) to be recorded in other comprehensive income/(loss) in equity directly.

Since our reporting currency is the US$, we recorded an exchange gain of approximately US$386,000 and US$13,367,000 separately in “Other comprehensive income/(loss)” upon the translation of our financial statements from our functional currency, RMB, into our reporting currency, US$ for the years ended December 31, 2005 and 2006 respectively.

36.	SUBSEQUENT EVENTS

New Joint Venture

In connection with the Joint Venture Deed entered between the Company and eBay on December 20, 2006, a joint venture (“Joint Venture”) has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. The Joint Venture is jointly controlled and owned by the Company and eBay with 51% and 49% stake interest respectively. eBay has provided the initial funding of US$40,000,000 in cash to the Joint Venture and the Company will provide a shareholder’s loan in the amount of US$20,000,000 to the Joint Venture. If the funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by the Joint Venture and as mutually agreed by eBay and the Company. In addition, eBay has injected its subsidiary engaging in the business of operating an online auction and marketplace site in China to the Joint Venture while the Company contributes its expertise in the Internet and mobile industries in China and its leadership and management services to the Joint Venture. The Company accounted for this Joint Venture using the equity method of accounting.

Proposed Conditional Possible Privatisation of the Company

On March 9, 2007, the respective directors of the Company and TOM Group jointly announced that TOM Group requested the directors of the Company to put forward a proposal to the Company’s shareholders to take the Company private by way of a scheme of arrangement (the “Scheme”) under Section 86 of the Cayman Islands Companies Law.

On April 30, 2007, the Company dispatched a Scheme Document detailing the terms and conditions of the Scheme to the shareholders (including ADS holders) and option holders. In connection with the Scheme, the Company filed a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”).

The meetings to vote on the Scheme and TOM Group’s proposals in connection with the Scheme have been rescheduled for August 2007. TOM Group and the Company propose to issue a supplement to the Scheme Document to our shareholders and holders of ADSs and options, which will include, among other things, a revised expected timetable and notices for the meetings to approve the Scheme.

If the Scheme is approved and becomes effective, TOM Group will cause the Company to apply to the Stock Exchange of Hong Kong to withdraw the listing of the Company’s ordinary shares on the GEM, and to the NASDAQ to withdraw the listing of the Company’s ADSs. TOM Group will also cause the Company to file a Form 15 with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of the Company’s ordinary shares in the United States to fall below 300 or otherwise cause the Company to become eligible for de-registration.

New Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (“new EIT Law”) that will be effective from January 1, 2008. The new EIT Law establishes a new unified EIT rate of 25% for all enterprises. As at the date of approval of these audited consolidated statements, detailed implementation measures for the new EIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. The company will evaluate the impact to its operating results and financial positions of future periods as detailed implementation measures and other related regulations are announced.

Adoption of FIN48

The Company has adopted FIN48 since January 1, 2007. Please refer to Note 5(w) for details of the Company’s adoption of FIN48.

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE

(a)	Staff costs, including directors’ emoluments, in continuing operations

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Wages and salaries	10,305	17,920	16,231
Pension costs - defined contribution plan	904	1,358	1,124
Share-based compensation expenses	—	—	3,107

	11,209	19,278	20,462

(b)	Income from continuing operations before tax

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Income from continuing operations before tax was arrived at after charging and crediting:
Charging:
Interest expense	428	2,295	5,030
Auditors’ remuneration	1,025	868	1,308
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts	761	684	276
Loss on disposal of property and equipment	9	94	70
Crediting:
Interest income	3,523	4,838	6,454

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments

The remuneration of every director for the year ended December 31, 2004 is set out below:

	Fees	Basic salaries, housing allowances other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Total
	(in thousands of U.S. dollars)
Current executive directors
Wang Lei Lei	6	191	—	10	207
Peter Andrew Schloss	6	308	—	14	328
Feng Jue, Elaine	6	40	—	—	46
Fan Tai	6	69	—	2	77
Wu Yun	6	66	—	2	74
Xu Zhiming	6	246	—	25	277

Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	26
Ma Wei Hua	26	—	—	—	26
Lo Ka Shui	7	—	—	—	7

Non-executive directors
Frank John Sixt (*)	6	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	109	—	115
Sing Wang (*)	6	—	—	—	6

Total	113	920	109	53	1,195

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

The remuneration of every director for the year ended December 31, 2005 is set out below:

	Fees	Basic salaries, housing allowances, other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Compensation for loss of office#	Total
	(in thousands of U.S. dollars)
Current executive directors
Wang Lei Lei	6	181	2,564	10	—	2,761
Jay Kenneth Chang	3	182	250	8	—	443
Peter Andrew Schloss	6	309	—	18	—	333
Feng Jue, Elaine	6	81	22	—	—	109
Fan Tai	6	96	12	2	—	116
Wu Yun	6	74	12	2	—	94

Past executive director
Xu Zhiming	3	80	—	24	116	223

Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	—	26
Ma Wei Hua	26	—	—	—	—	26
Lo Ka Shui	26	—	—	—	—	26

Non-executive directors
Frank John Sixt (*)	6	—	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	—	—	—	6
Sing Wang (*)	6	—	—	—	—	6

Total	132	1,003	2,860	64	116	4,175

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

The remuneration of every director for the year ended December 31, 2006 is set out below:

	Fees	Basic salaries, housing allowances, other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Share-based compensation expenses	Total
	(in thousands of U.S. dollars)
Current executive directors
Wang Lei Lei	13	189	—	11	2,494	2,707
Jay Kenneth Chang	6	257	—	19	246	528
Peter Andrew Schloss	6	308	—	18	94	426
Feng Jue, Elaine	6	69	—	—	97	172
Fan Tai	6	90	—	2	97	195

Past executive director
Wu Yun	4	61	—	2	9	76

Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	—	26
Ma Wei Hua	26	—	—	—	—	26
Lo Ka Shui	26	—	—	—	—	26

Non-executive directors
Frank John Sixt (*)	6	—	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	—	—	—	6
Mak Soek Fun, Angela (*)	5	—	—	—	—	5

Past non-executive director
Sing Wang	—	—	—	—	—	—

Total	136	974	—	52	3,037	4,199

*	For the years ended December 31, 2004, 2005 and 2006, emoluments of these directors were recorded and paid by the Group.
#	This is severance payment to a director who left the Company.

During the years ended December 31, 2004, 2005 and 2006, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(d)	Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2004, 2005 and 2006 include 4 directors, 4 directors and 5 directors respectively, whose emoluments are reflected in the analysis presented in note 37(c) above. The emoluments payable to the remaining 1 individual, 1 individual and nil individual for the years ended December 31, 2004, 2005 and 2006, respectively, are as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	22	170	—
Bonuses	76	—	—
Contributions to pension schemes	2	—	—

	100	170	—

(e)	Net current assets and total assets less current liabilities

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net current assets	87,064	106,660
Total assets less current liabilities	388,291	440,083

(f)	Property and equipment, net

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Additions in continuing operations	9,175	10,103	7,968
Disposals in continuing operations	9	94	20

(g)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 6, 2007

TOM Online Inc.

By:	/s/ Wang Lei Lei
Name:	Wang Lei Lei
Title:	Chief Executive Officer

EXHIBITS

Exhibit Number	Description of Exhibit
1.1(2)	Amended and Restated Memorandum and Articles of Association of TOM Online Inc.

2.1(3)	Form of Deposit Agreement among TOM Online Inc., Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

2.2(1)	Specimen share certificate.

4.1(2)	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.2(2)	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and Tom.com Enterprises Limited.

4.3(2)	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

4.4(1)	[Reserved]

4.5(1)	[Reserved]

4.6(1)	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

4.7(1)	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

4.8(1)	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

4.9(1)	[Reserved]

4.10(1)	[Reserved]

4.11(1)	[Reserved]

4.12(1)	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

4.13(1)	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

4.14(1)	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

4.15(4)	Share Pledge Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Du Ying Shuang (with schedule).

4.16(1)	[Reserved]

4.17(4)	Share Option Agreement, dated December 13, 2004, among Puccini International Limited, Fan Tai and Beijing Lei Ting Wu Ji Network Technology Limited (with schedule).

4.18(4)	Exclusive Technical and Consulting Services Agreement, dated August 11, 2004, between Ceng Dong Yi (Beijing) Technology Company Limited and Beijing LingXun Interactive Science Technology and Development Company (with schedule).

4.19(4)	Business Operations Agreement, dated August 11, 2004, among Ceng Dong Yi (Beijing) Technology Company Limited, Beijing LingXun Interactive Science Technology and Development Company and Du Ying Shuang (with schedule).

4.20(4)	Power of Attorney, dated August 11, 2004, from Du Ying Shuang with respect to Beijing LingXun Interactive Science Technology and Development Company Limited (with schedule).

4.21(1)	[Reserved]

4.22(1)	[Reserved]

Exhibit Number	Description of Exhibit
4.23(1)	Form of Employment Agreement.

4.24(1)	[Reserved]

4.25(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

4.26(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

4.27(1)	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

4.28(4)	Loan Agreement, dated September 23, 2004, between Advanced Internet Services Limited and Du Ying Shuang (with schedule).

4.29(4)	Share Purchase Agreement, dated August 11, 2004, among TOM Online Media Group Limited, Mr. Li Chuang Dong, Mr. Sun Jian Ying, Ms. Yan Shan, Monit Holdings Corp., Aosta Holdings Corp., Windstorm Limited and TOM Online Inc.

4.30(4)	Share Purchase and Subscription Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Sanjay Gondal, Deepak Chandappa Ail, Manoj Borkar, Anagha Borkar, Rahul Shah, Aruna Shah, Dulari Shah, Shahzaad Dalal, Pinky Bhatia, Rajesh Bhatia, Shashank Sharad Khade, Muneesh Chawla, Vidya N. Deshpande, Vikram Godse, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Infinity Technology Trustee Private Limited, IL&FS Investment Managers Limited, Indiagames Limited and Tom Online Games Limited.

4.31(4)	Shareholders Agreement, dated December 17, 2004, among Vishal Gondal, Pranath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Indiagames Limited and Tom Online Games Limited.

4.32(4)	Share Purchase Agreement, dated November 19, 2004, among TOM Online Media Group Limited, Key Results Holdings Limited, Zhang Dong and Jia Shu Yun.

4.33(5)	Loan Agreement, dated January 19, 2005, as supplemented on January 19, 2005, between Lahiji Vale Limited and Wang Xiu Ling.

4.34(5)	Loan Agreement, dated January 19, 2005, between Wang Xiu Ling and Wang Lei Lei.

4.35(5)	Trust Deed, dated January 19, 2005, executed by Wang Xiu Ling.

4.36(5)	Trust Deed, dated January 19, 2005, executed by Wang Lei Lei.

4.37(5)	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.38(5)	Exclusive Option Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.39(5)	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.40(5)	Termination Agreement, dated January 19, 2005, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Company Limited.

4.41(5)	Supplemental Agreement, dated February 18, 2005, to the Share Purchase and Subscription Agreement dated December 17, 2004, among the Vendors (whose names are set out in the Supplemental Agreement), Indiagames Limited and Tom Online Games Limited.

4.42(5)	Subscription and Shareholders Agreement, dated April 29, 2005, among Vishal Gondal, Prannath Gondal, Shashi Gondal, Deepak Chandappa Ail, Harpreet Vishal Gondal, Kiran Jagannath Nayak, Mahendra Vasudeo Patel, Cyril Ferry, Cisco Systems, Inc., Macromedia, Inc., TOM Online Games Limited and Indiagames Limited.

4.43(5)	Loan Facility Letter, dated April 27, 2005, between Bank of China (Hong Kong) Limited and Tom Online Inc.

Exhibit Number	Description of Exhibit
4.44(5)	Charge Over Securities, dated April 28, 2005, between TOM Online Inc. and Bank of China (Hong Kong) Limited.

4.45(5)	Shareholders’ Deed, dated August 22, 2005, among Tom Online (BVI) Limited, Tom Online Inc., Skype Communications, SA., Skype Technologies, S.A. and Tel-Online Limited.

4.46(5)	Co-Branding Agreement, dated August 22, 2005, among Skype Communications, SA., Skype Technologies, S.A., Tom Online (BVI) Limited, Tom Online Inc. and Tel-Online Limited.

4.47(5)	Loan Agreement, dated January 16, 2006, between Wang Xiu Ling and Wang Lei Lei.

4.48(5)	Exclusive Option Agreement, dated September 28, 2005, among Puccini International Limited, Ou Yang Zheng Yu and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.49(5)	Loan Agreement, dated September 28, 2005, between Puccini International Limited and Ou Yang Zheng Yu.

4.50(5)	Share Pledge Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd. and Ou Yang Zheng Yu.

4.51(5)	Business Operation Agreement, dated September 28, 2005 among Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Ou Yang Zheng Yu.

4.52(5)	Power of Attorney, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.53(5)	Trust Deed, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.54(5)	Declaration, dated September 28, 2005, executed by Ou Yang Zheng Yu.

4.55(5)	Termination Agreement, dated September 28, 2005, among Puccini International Limited, Wang Lei Lei and Beijing Lei Ting Wu Ji Network Technology Company Limited.

4.56(5)	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd and Wang Lei Lei.

4.57(5)	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.58(5)	Termination Agreement, dated September 28, 2005, between Puccini Network Technology (Beijing) Co., Ltd, Beijing Lei Ting Wu Ji Network Technology Company Limited, Fan Tai and Wang Lei Lei.

4.59(5)	Termination Agreement, dated September 28, 2005, between Puccini International Limited and Wang Lei Lei.

4.60(5)	Domain Name Transfer Agreement, dated October 8, 2005, between Beijing Lei Ting Wan Jun Network Technology Company Limited and Beijing Bai Jia International Electric Business Co. Ltd.

4.61(5)	Share Transfer Agreement, dated October 25, 2005, between Pu Dong Wan and Zhang Ming Jin.

4.62(5)	Exclusive Option Agreement, dated October 25, 2005, among Whole Win Investments Limited, Zhang Ming Jin and Startone (Beijing) Information Technology Company Limited.

4.63(5)	Business Operations Agreement, dated October 25, 2005, among Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Zhang Ming Jin.

4.64(5)	Share Pledge Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd and Zhang Ming Jin.

4.65(5)	Loan Agreement, dated October 25, 2005, between Whole Win Investments Limited and Zhang Ming Jin.

4.66(5)	Power of Attorney, dated October 25, 2005, executed by Zhang Ming Jin.

4.67(5)	Trust Deed, dated October 25, 2005, executed by Zhang Ming Jin.

Exhibit Number	Description of Exhibit
4.68(5)	Declaration of Equity Interest in Startone (Beijing) Information Technology Company Limited on behalf of Whole Win Investments Limited, dated October 25, 2005, executed by Zhang Ming Jin.

4.69(5)	Termination Agreement, dated October 25, 2005, among Whole Win Investments Limited, Pu Dong Wan and Startone (Beijing) Information Technology Company Limited.

4.70(5)	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd and Pu Dong Wan.

4.71(5)	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.72(5)	Termination Agreement, dated October 25, 2005, between Heng Dong Wei Xin (Beijing) Science and Technology Co., Ltd., Startone (Beijing) Information Technology Company Limited, Liu Bing Hai and Pu Dong Wan.

4.73(5)	Termination Agreement, dated October 25, 2005, between Whole Win Investments Limited and Pu Dong Wan.

4.74(5)	Loan Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling.

4.75	Equity Transfer Agreement, dated January 4, 2006, among Kong Yi, Zhang Wei and Beijing Lei Ting Wan Jun Network Technology Limited.

4.76	Exclusive Option Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Limited.

4.77	Equity Pledge Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Xiu Ling.

4.78	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling with respect to the termination of the loan agreement dated August 8, 2002 and its supplemental loan agreements dated September 26, 2003 and January 19, 2005, respectively.

4.79	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Lei Lei with respect to the termination of the loan agreement dated August 8, 2002 and its supplemental loan agreements dated September 26, 2003 and January 19, 2005 respectively.

4.80	Termination Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Xiu Ling and Beijing Lei Ting Wan Jun Network Technology Limited with respect to the termination of the exclusive option agreement dated January 19, 2005.

4.81	Termination Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Limited with respect to the termination of the exclusive option agreement dated January 19, 2005.

4.82	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Xiu Ling with respect to the termination of the trust deed dated January 19, 2005.

4.83	Termination Agreement, dated January 16, 2006, between Lahiji Vale Limited and Wang Lei Lei with respect to the termination of the trust deed dated January 19, 2005.

4.84	Termination Agreement, dated January 16, 2006, between Wang Xiu Ling and Wang Lei Lei with respect to the termination of the loan agreement dated January 19, 2005.

4.85	Termination Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Xiu Ling with respect to the termination of an equity pledge agreement dated November 30, 2004.

4.86	Termination Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Lei Lei with respect to the termination of an equity pledge agreement dated November 30, 2004.

4.87	Exclusive Option Agreement, dated January 16, 2006, among Lahiji Vale Limited, Wang Lei Lei and Beijing Lei Ting Wan Jun Network Technology Limited.

Exhibit Number	Description of Exhibit
4.88	Equity Pledge Agreement, dated January 16, 2006, between Beijing Lahiji Technology Development Limited and Wang Lei Lei.

4.89	Trust Deed, dated January 16, 2006, executed by Wang Xiu Ling.

4.90	Declaration, date January 16, 2006, executed by Wang Xiu Ling.

4.91	Power of attorney, dated January 16, 2006, executed by Wang Xiu Ling.

4.92	Trust Deed, dated January 16, 2006, executed by Wang Lei Lei.

4.93	Declaration, dated January 16, 2006, executed by Wang Lei Lei.

4.94	Power of attorney, dated January 16, 2006, executed by Wang Lei Lei.

4.95	Exclusive Technology Consultancy and Services Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.96	Business Operation Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Sun Wei Jing and Wang Yu Tian.

4.97	Exclusive Option Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Sun Wei Jing and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.98	Exclusive Option Agreement, dated June 1, 2006, among Beijing Lahiji Technology Development Limited, Wang Yu Tian and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.99	Equity Pledge Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Sun Wei Jing.

4.100	Equity Pledge Agreement, dated June 1, 2006, between Beijing Lahiji Technology Development Limited and Wang Yu Tian.

4.101	Power of attorney, dated June 1, 2006, executed by Sun Wei Jing.

4.102	Power of attorney, dated June 1, 2006, executed by Wang Yu Tian.

4.103	Share Transfer Agreement, dated June 8, 2006, among Sun Wei Jing, Wang Yu Tian, Zhang Ying Nan and Chang Cheng.

4.104	Share Transfer Agreement, dated June 12, 2006, among TOM Online Media Group Limited, Sun Wei Jing, Wang Yu Tian, Grandmetro Group Limited and Valuenet Holdings Limited.

4.105	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.106	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Sun Wei Jing and Wang Yu Tian.

4.107	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Sun Wei Jing and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.108	Termination Agreement, dated July 24, 2006, among Beijing Lahiji Technology Development Limited, Wang Yu Tian and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.109	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Sun Wei Jing.

4.110	Termination Agreement, dated July 24, 2006, between Beijing Lahiji Technology Development Limited and Wang Yu Tian.

4.111	Loan Agreement, dated July 24, 2006, between Gainfirst Asia Limited and Chang Cheng.

4.112	Loan Agreement, dated July 24, 2006, between Gainfirst Asia Limited and Zhang Ying Nan.

Exhibit Number	Description of Exhibit
4.113	Exclusive Technical and Consultancy Services Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.114	Business Operation Agreement, dated July 24, 2006, among Beijing Dong Kui Lin Information Technology Limited, Beijing Bo Xun Rong Tong Information Technology Company Limited, Zhang Ying Nan and Chang Cheng.

4.115	Exclusive Option Agreement, dated July 24, 2006, among Gainfirst Asia Limited, Chang Cheng and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.116	Exclusive Option Agreement, dated July 24, 2006, among Gainfirst Asia Limited, Zhang Ying Nan and Beijing Bo Xun Rong Tong Information Technology Company Limited.

4.117	Equity Pledge Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Chang Cheng.

4.118	Equity Pledge Agreement, dated July 24, 2006, between Beijing Dong Kui Lin Information Technology Limited and Zhang Ying Nan.

4.119	Power of Attorney, dated July 24, 2006, executed by Chang Cheng.

4.120	Power of Attorney, dated July 24, 2006, executed by Zhang Ying Nan.

4.121	Trust Deed, dated July 24, 2006, executed by Chang Cheng.

4.122	Trust Deed, dated July 24, 2006, executed by Zhang Ying Nan.

4.123	Declaration, dated July 24, 2006, executed by Chang Cheng.

4.124	Declaration, dated July 24, 2006, executed by Zhang Ying Nan.

4.125	Exclusive Option Agreement, dated Auguest 23, 2006, between Kong Yi and Beijing Lei Ting Wan Jun Network Technology Limited.

4.126	Equity Transfer Agreement, dated August 23, 2006, between Kong Yi and Zhang Wei.

4.127	Administrative Services Agreement, dated September 26, 2006, between TOM Group International Limited and TOM Online Inc.

4.128	Deed of Trademark and Domain Name Assignment, dated September 26, 2006, between Tom.com Enterprises Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

4.129	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Company Limited and Beijing Super Channel Network Limited.

4.130	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Company Limited and Beijing Lei Ting Wu Ji Network Technology Limited.

4.131	Lease Agreement, dated November 20, 2006, between Beijing Oriental Plaza Co., Ltd and TOM. COM (China) Investment Limited.

4.132	Joint Venture Deed, dated December 20, 2006, among TOM Online Inc., eBay International AG, eBay PRC Holdings (BVI) Inc. and eBay Inc.

4.133	Shareholder’s Loan Agreement, dated December 20, 2006, between TOM Online Inc. and eBay PRC Holdings (BVI) Inc.

4.134	Loan Agreement, dated February 1, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wei Hong Jun.

4.135	Loan Agreement, dated February 1, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.136	Exclusive Option Agreement, dated February 1, 2007, among Wan Hua, Wei Hong Jun and Beijing Yi Lian Tong He Information Technology Co., Ltd.

Exhibit Number	Description of Exhibit
4.137	Equity Pledge Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wan Hua.

4.138	Equity Pledge Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wei Hong Jun.

4.139	Trust Deed, dated February 1, 2007, executed by Wan Hua.

4.140	Trust Deed, dated February 1, 2007, executed by Wei Hong Jun.

4.141	Declaration, dated February 1, 2007, executed by Wan Hua.

4.142	Declaration, dated February 1, 2007, executed by Wei Hong Jun.

4.143	Power of Attorney, dated February 1, 2007, executed by Wan Hua.

4.144	Power of Attorney, dated February 1, 2007, executed by Wei Hong Jun.

4.145	Business Operation Agreement, dated February 1, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Wan Hua and Wei Hong Jun.

4.146	Exclusive Technical and Consulting Services Agreement, dated February 1, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Beijing Yi Lian Tong He Information Technology Co., Ltd

4.147	Termination Agreement of a business operation agreement, dated April 12, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Wan Hua and Wei Hong Jun.

4.148	Termination Agreement, dated April 12, 2007, among TOM EACHNET HOLDINGS (BVI) INC., Wan Hua and Beijing Yi Lian Tong He Information Technology Co., Ltd.

4.149	Termination Agreement of a loan agreement, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.150	Termination Agreement, dated April 12, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Wan Hua.

4.151	Termination Agreement of a trust deed, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC. and Wan Hua.

4.152	Business Operation Agreement, dated April 12, 2007, among eBay Eachnet Network Information Services (Shanghai) Co., Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd., Ou Yang Zheng Yu and Wei Hong Jun.

4.153	Declaration, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.154	Exclusive Option Agreement, dated April 12, 2007, among TOM EACHNET HOLDINGS (BVI) INC., Beijing Yi Lian Tong He Information Technology Co., Ltd., Ou Yang Zheng Yu and Wei Hong Jun.

4.155	Loan Agreement, dated April 12, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Ou Yang Zheng Yu.

4.156	Equity Pledge Agreement, dated April 12, 2007, between eBay Eachnet Network Information Services (Shanghai) Co., Ltd. and Ou Yang Zheng Yu.

4.157	Power of Attorney, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.158	Trust Deed, dated April 12, 2007, executed by Ou Yang Zheng Yu.

4.159	Supplemental Loan Agreement, dated May 14, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Ou Yang Zheng Yu.

4.160	Supplemental Loan Agreement, dated May 14, 2007, between TOM EACHNET HOLDINGS (BVI) INC., and Wei Hong Jun.

8.1	List of subsidiaries and consolidated entities.

Exhibit Number	Description of Exhibit
11.1(4)	Code of Business Conduct and Ethics.

11.2(4)	Code of Ethics for Senior Financial Officers

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

15.1(6)	Scheme Document, dated April 30, 2007.

15.2(7)	Press Release, dated June 8, 2007.

23.1	Consent of Jun He Law Offices.

23.2	Consent of PricewaterhouseCoopers.

23.3	Consent of Maples and Calder

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-112800) of Tom Online Inc. filed on March 1, 2003 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the Registration Statement on Form F-6 (Filed No. 333-112817) of Tom Online Inc. filed with the SEC on February 13, 2003 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on March 29, 2005 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50631) filed with the SEC on May 1, 2006 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to The Rule 13e-3 Transaction Statement on Schedule 13E-3 of Tom Online Inc. filed with the SEC on April 30, 2007 and incorporated herein by reference thereto.
(7)	Previously filed as an exhibit to Amendment No.4 the Rule 13e-3 Transaction Statement on Schedule 13E-3 of Tom Online Inc. filed with the SEC on June 8, 2007 and incorporated herein by reference thereto.